  As filed with the Securities and Exchange Commission on August 31, 2000

                                                      Registration No. 333-39210
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 5
                                       To
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                ---------------

                           ORASURE TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

         DELAWARE                    3841                    36-4370966
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification     Identification No.)
     incorporation or            Code Number)
      organization)

                           8505 S.W. Creekside Place
                            Beaverton, Oregon 97008
                                 (503) 641-6115
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               ROBERT D. THOMPSON
                           8505 S.W. Creekside Place
                            Beaverton, Oregon 97008
                                 (503) 641-6115
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
          JOHN A. GRANDA, ESQ.                  JEFFREY P. LIBSON, ESQ.
      Stinson, Mag & Fizzell, P.C.                Pepper Hamilton LLP
     1201 Walnut Street, Suite 2800          1235 Westlake Drive, Suite 400
      Kansas City, Missouri 64106              Berwyn, Pennsylvania 19312
             (816) 842-8600                          (610) 640-7800
       Facsimile: (816) 691-3495               Facsimile: (610) 640-7835

  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the merger (as defined herein) have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     Proposed       Proposed
                                       Amount        Maximum        Maximum      Amount of
     Title of Each Class of            to be      Offering Price   Aggregate    Registration
   Securities to be Registered     Registered (1)    Per Unit    Offering Price     Fee
--------------------------------------------------------------------------------------------
Common Stock, par value $.000001     45,503,307        N/A        $297,015,172    $78,412
 per share.......................      shares          (2)            (2)            (2)
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) This registration statement relates to common stock, par value $.000001 per share ("OraSure Common Stock"), of OraSure Technologies, Inc. issuable to
    (i) holders of common stock, no par value per share ("Epitope Common Stock"), of Epitope, Inc. ("Epitope") in the proposed merger of Epitope into OraSure Technologies ("Epitope Merger"), and (ii) holders of common stock, par value $.000001 per share ("STC Common Stock"), of STC Technologies, Inc. ("STC") in the proposed merger of STC into OraSure Technologies ("STC Merger"). The amount of OraSure Common Stock to be registered has been determined to be up to the sum of (i) 1.0 multiplied by 20,503,307, the maximum aggregate number of shares of Epitope Common Stock exchangeable in the Epitope Merger, plus (ii) 6.8364 multiplied by 3,656,876 the maximum aggregate number of shares of STC Common Stock exchangeable in the STC Merger. A registration fee of $69,822 was paid on June 13, 2000 with respect to registration of 38,858,495 shares.
(2) The registration fee was calculated in accordance with (i) Rule 457(f)(1), based on $10.938, the average of the high and low sales prices for Epitope Common Stock on the Nasdaq National Market System on June 6, 2000 multiplied by 20,503,307, the maximum number of shares of Epitope Common Stock convertible in the Epitope Merger, and (ii) Rule 457(f)(2), based on $2.91, the book value per share for STC Common Stock on March 31, 2000, multiplied by 25,000,000, the maximum number of shares of STC Common Stock convertible in the STC Merger.


                               ----------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    EPITOPE

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

                                      STC



  The boards of directors of Epitope, Inc. and STC Technologies, Inc. have agreed on the merger of the two companies into OraSure Technologies, Inc. which is a wholly-owned subsidiary of Epitope. We believe OraSure Technologies will be able to create substantially more stockholder value than could be achieved by Epitope or STC individually.

  Upon completion of the transaction, each share of STC common stock will be converted into a number of shares of common stock of OraSure Technologies based on an exchange ratio that will depend upon the average closing price of Epitope common stock during a 20 trading day pre-merger measurement period ending prior to the third trading day before the date of the stockholder meetings held to approve the mergers. STC stockholders will receive up to 6.8364 shares of OraSure Technologies common stock in exchange for each share of STC common stock. There is no minimum exchange ratio but STC stockholders and optionholders would receive shares with a maximum trading value during the measurement period of $260 million. STC and Epitope stockholders will not know the number of shares that STC stockholders will receive in the mergers until three days before the vote on the mergers, but they can call 800-658-8509 to receive that information at any time during that three day period. The companies plan to consummate the mergers on the same date as the date on which the meetings of stockholders of Epitope and STC are held to vote on the mergers.


  Each share of Epitope common stock will be converted into one share of common stock of OraSure Technologies.

  It is anticipated that after the mergers approximately an equal number of fully diluted shares of OraSure Technologies will be held by former Epitope stockholders, optionholders and warrantholders, on the one hand, and by the former STC stockholders and optionholders, on the other hand. This relative ownership could vary based on the average closing price of Epitope common stock during the measurement period as described above.

  A maximum of 40,639,166 shares of OraSure Technologies common stock would be issued in the mergers and a maximum of 4,864,141 shares would be reserved for issuance upon exercise of options and warrants.

  Epitope common stock is currently traded on the Nasdaq National Market and OraSure Technologies common stock will be so traded after completion of the mergers.

  Some of STC's stockholders, including members of management and the board of directors, have executed stockholder agreements in which they have agreed to vote a sufficient number of shares of STC stock to assure adoption by STC of the agreement and plan of merger under Delaware law.


   We are asking Epitope
 stockholders to approve the
 agreement and plan of merger. A
 special meeting of Epitope
 stockholders will be held:

                           Friday, September 29, 2000
                             9:00 a.m., Local Time

                            Oregon Convention Center
                   777 N.E. Martin Luther King Jr. Boulevard
                                  Portland, OR

   Epitope, Inc.'s board of
 directors unanimously recommends
 that Epitope stockholders vote FOR
 approval of the agreement and plan
 of merger.

/s/ Robert D. Thompson
Robert D. Thompson
President and Chief Executive Officer,
Epitope, Inc.

   We are asking STC stockholders
 to adopt the agreement and plan of
 merger. A special meeting of STC
 stockholders will be held:

     Friday, September 29, 2000
       10:00 a.m., Local Time

                             STC Technologies, Inc.
                               150 Webster Street
                                 Bethlehem, PA

   STC's board of directors
 unanimously recommends that STC
 stockholders vote FOR adoption of
 the agreement and plan of merger.

Michael J. Gausling
President and Chief Executive Officer,
STC Technologies, Inc.

     Consider the risks described on pages 13 through 22 of this document.


   Neither the Securities and Exchange Commission nor any state securities regulator has approved the stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.


  This document incorporates important business and financial information about Epitope that is not included in or delivered with this document. This information is available without charge to stockholders upon written or oral request at Epitope's address and telephone number listed on page 127. To obtain timely delivery, stockholders must request the information no later than September 22, 2000.

  This joint proxy statement/prospectus is dated August 31, 2000 and is first being mailed to stockholders on that date.

                                                                         EPITOPE

                           NOTICE OF SPECIAL MEETING
                    TO BE HELD ON FRIDAY, SEPTEMBER 29, 2000

                                  AT 9:00 A.M.

To the Stockholders of Epitope, Inc.:

  A special meeting of stockholders of Epitope, Inc. will be held on Friday, September 29, 2000 at 9:00 a.m., Pacific time, at the Oregon Convention Center, 777 N.E. Martin Luther King Jr. Boulevard, Portland, Oregon, to consider and vote upon:

    1. A proposal to approve the agreement and plan of merger, dated as of May 6, 2000, among Epitope, Epitope's wholly-owned subsidiary, OraSure Technologies, Inc., and STC Technologies, Inc., pursuant to which Epitope and STC each will merge into OraSure Technologies and OraSure Technologies will issue shares of common stock in exchange for the shares of STC common stock and Epitope common stock surrendered in connection with the mergers, all as described in the attached document.

    2. Such other business as may properly come before the meeting.

  Holders of record of Epitope common stock at the close of business on July 24, 2000, will be entitled to vote at the Epitope meeting or any adjournment or postponement.

  Admittance to the special meeting will be granted only to stockholders as of the record date and guests of management. Please bring identification and, if you hold your shares in "street name" or otherwise not in your own name, please bring proof of share ownership, such as an account statement, for admittance.

  The board of directors of Epitope has determined that the agreement and plan of merger is fair to and in the best interests of Epitope and its stockholders, has declared its advisability, and unanimously recommends that you vote in favor of the approval of the agreement and plan of merger.

  Please do not send any certificates for your stock.

  Your vote is important. If you do not either vote your shares, or instruct your stockbroker to vote them for you, it will have the same effect as voting against the merger. Whether or not you plan to attend the Epitope meeting, please complete, date and return your proxy card in the enclosed envelope promptly or authorize the individuals named on your proxy card by following the instructions below:

 If you hold your shares in an account with a broker or a bank that participates in the ADP Investor Communication Services program:
--------------------------------------------------------------------------------
 To vote by phone:your voting form from your broker or bank will show the telephone number to call
 To vote via the Internet:www.proxyvote.com

  General Information--for All Shares Voted By Telephone or Via the
Internet. All votes submitted by telephone or via the Internet must be received by 12:00 midnight Pacific time on September 28, 2000. Submitting your proxy by telephone or via the Internet will not affect your right to vote in person should you decide to attend the Special Meeting. Stockholders voting via the Internet should understand that there may be costs associated with Internet access, which must be borne by the stockholder.

                                          /s/ Andrew S. Goldstein
                                          Andrew S. Goldstein
                                          Secretary

August 31, 2000

                                                                             STC

                           NOTICE OF SPECIAL MEETING

                    TO BE HELD ON FRIDAY, SEPTEMBER 29, 2000

                                 AT 10:00 A.M.

To the Stockholders of STC Technologies, Inc.:

  A special meeting of stockholders of STC Technologies, Inc. will be held on Friday, September 29, 2000, at 10:00 a.m., local time, at STC Technologies, Inc., 150 Webster Street, Bethlehem, PA to consider and vote upon:

    1. A proposal to adopt the agreement and plan of merger, dated as of May 6, 2000, among Epitope, Inc., Epitope's wholly-owned subsidiary, OraSure Technologies, Inc., and STC, pursuant to which Epitope and STC each will merge into OraSure Technologies and OraSure Technologies will issue shares of common stock in exchange for the shares of STC common stock and Epitope common stock surrendered in connection with the mergers, all as described in the attached document.

    2. Such other business as may properly come before the meeting.

  Holders of record of STC Class A voting common stock and STC Series A convertible preferred stock at the close of business on August 9, 2000, will be entitled to vote at the STC meeting or any adjournment or postponement.

  Admittance to the special meeting will be granted only to stockholders as of the record date and guests of management. Please bring identification.

  Please contact Richard Hooper at (610) 882-1820 if you have any questions regarding the special meeting.

  The board of directors of STC has determined that the agreement and plan of merger is fair to and in the best interests of STC and its stockholders, has declared its advisability, and unanimously recommends that you vote in favor of the adoption of the agreement and plan of merger.

  Please do not send any certificates for your stock.

                                          Jeffrey P. Libson
                                          Secretary

August 31, 2000

  Your vote is important. Whether or not you plan to attend the STC meeting, please complete, date and return your proxy card in the enclosed envelope promptly.

  If you do not vote your shares, it will have the same effect as voting against the merger.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGERS...................................   1

SUMMARY...................................................................   2

EPITOPE, INC. SELECTED FINANCIAL DATA.....................................   8

STC TECHNOLOGIES, INC. SELECTED FINANCIAL DATA............................   9

COMPARATIVE PER SHARE DATA................................................  10
  Summary Unaudited Comparative Historical and Pro Forma Per Share Data...  11
  Market Price Data.......................................................  12

RISK FACTORS..............................................................  13

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  23

THE MERGERS...............................................................  25
  General.................................................................  25
  Background of the Mergers...............................................  25
  Financial Projections...................................................  31
  Our Reasons for the Mergers; Recommendations of Our Boards of
   Directors..............................................................  33
  Material United States Federal Income Tax Consequences of the Mergers...  36
  Regulatory Matters Relating to the Mergers..............................  38
  Appraisal Rights........................................................  39
  Federal Securities Laws Consequences....................................  41
  Accounting Treatment....................................................  42
  Stock Market Listing....................................................  42

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGERS........................  42
  Existing Agreements and Plans with Respect to Directors and Officers....  43
  Board of Directors, Management and Agreements of the Combined Company...  44
  Ownership of Common Stock; Stock Options................................  46
  Additional Information Concerning the Designees to the Board of
   Directors..............................................................  47

THE AGREEMENT AND PLAN OF MERGER..........................................  49
  Structure of the Mergers................................................  49
  Timing of Closing.......................................................  49
  Merger Consideration....................................................  49
  Treatment of Stock Options..............................................  50
  Exchange of Certificates................................................  51
  The Board of OraSure Technologies and Related Matters...................  51
  Name of OraSure Technologies............................................  52
  Representations and Warranties..........................................  52
  Covenants...............................................................  53
  Mutual Covenants........................................................  56
  Conditions..............................................................  58
  Termination of the Agreement and Plan of Merger.........................  59
  Fees and Expenses Payable by Epitope Because of a Termination...........  60
  Fees and Expenses Generally.............................................  61
  Amendments and Waivers..................................................  61

STOCKHOLDER AGREEMENTS AND VOTING INDICATIONS.............................  62

OPINIONS OF FINANCIAL ADVISORS............................................  63
  Opinion of Financial Advisor to Epitope.................................  63
  Opinion of Financial Advisor to STC.....................................  68

                                                                           Page
                                                                           ----
  Opinion and Analysis of Robertson Stephens..............................  69
  Comparable Company Analysis.............................................  70
  Contribution Analysis...................................................  72
  Discounted Cash Flow Analysis...........................................  72
  Financing History Analysis..............................................  73
  Pro Forma Merger Analysis...............................................  73
  Other Factors...........................................................  73

UNAUDITED PRO FORMA FINANCIAL INFORMATION.................................  75
  Pooling of Interests Accounting Treatment...............................  75
  Periods Covered.........................................................  75

INFORMATION ABOUT THE MEETINGS AND VOTING.................................  84
  Matters Relating to the Meetings........................................  84
  Vote Necessary to Approve Epitope and STC Proposals.....................  85
  Voting by Proxy.........................................................  86
  How to Vote by Proxy....................................................  86
  Other Business; Adjournments............................................  87

INFORMATION ABOUT EPITOPE, INC............................................  87

INFORMATION ABOUT STC TECHNOLOGIES, INC...................................  88
  General.................................................................  88
  Industry Background - In Vitro Diagnostic Testing Market................  88
  Products................................................................  88
  Insurance Risk Assessment Products......................................  89
  Drugs-of-Abuse Products.................................................  89
  Q.E.D.(R) Saliva Alcohol Test...........................................  91
  Histofreezer(R) Portable Cryosurgical Removal System....................  91
  Up-Converting Phosphor Technology - UPT.................................  91
  Competitive Analysis of UPT Labels......................................  93
  UPT Lateral Flow Applications...........................................  94
  UPT License Agreements..................................................  96
  Research and Development................................................  97
  Sales and Marketing.....................................................  97
  Significant Customers, Suppliers Products, and Markets..................  97
  Manufacturing...........................................................  98
  Employees...............................................................  98
  Competition.............................................................  98
  Patents, Copyrights, and Proprietary Information........................ 100
  Government Regulation................................................... 100
  Government Approvals of STC Products.................................... 102
  Environmental Regulations............................................... 102
  Product Liability Insurance............................................. 102
  Properties.............................................................. 102
  Legal Proceedings....................................................... 103
  Recent Developments..................................................... 103
  Executive Compensation.................................................. 103
  Stock Option Grants..................................................... 104
  Certain Relationships and Related Transactions.......................... 104
  Management's Discussion and Analysis of STC's Financial Condition and
   STC's Results of Operations............................................ 105

                                                                            Page
                                                                            ----

STC STOCK OWNERSHIP........................................................ 111

INFORMATION ABOUT ORASURE TECHNOLOGIES, INC................................ 112

MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS............................. 112

DESCRIPTION OF ORASURE TECHNOLOGIES CAPITAL STOCK.......................... 119
  General.................................................................. 119
  OraSure Technologies Common Stock........................................ 119
  OraSure Technologies Preferred Stock..................................... 119
  Description of Rights.................................................... 120
  Statutory Business Combination Provision................................. 121
  Other Matters............................................................ 121
  Stockholder Proposals.................................................... 122
  Limitations on Director/Officer Liability................................ 122
  Transfer Agent and Registrar............................................. 123

LEGAL MATTERS.............................................................. 124

EXPERTS.................................................................... 124

FUTURE STOCKHOLDER PROPOSALS............................................... 125

WHERE YOU CAN FIND MORE INFORMATION........................................ 126

STC TECHNOLOGIES, INC. FINANCIAL STATEMENTS................................ F-1


                                    ANNEXES

 Annex A --Agreement and Plan of Merger
 Annex B --Opinion of Deutsche Bank Securities Inc.
 Annex C --Opinion of FleetBoston Robertson Stephens Inc.
 Annex D --Section 262 of the Delaware General Corporation Law

                    QUESTIONS AND ANSWERS ABOUT THE MERGERS

Q: Why are Epitope and STC proposing the mergers?

A: We are proposing the mergers because we believe the combined strengths of the two companies will enable us to compete more effectively on a national and international basis and to create substantially more stockholder value than could be achieved by the companies individually.

Q: What will happen in the mergers?

A: We are proposing a transaction in which both Epitope and STC will merge into OraSure Technologies, Inc., which is a new company formed under Delaware law solely for the purposes of combining the two companies and changing the state of incorporation of Epitope from Oregon to Delaware. Epitope stockholders and STC stockholders each will have their respective shares of common stock converted into newly-issued shares of common stock of OraSure Technologies.

Q: When are the stockholders' meetings?

A: Each company's meeting will take place on September 29, 2000. The location of each meeting is specified on the cover page to this document.

Q: What do I need to do now?

A: You should carefully read and consider the information contained in this document. Then, please mail your signed proxy card in the enclosed return envelope or, for Epitope stockholders only, vote by telephone or by Internet, as soon as possible, so that your shares may be represented at your meeting. In order to assure that we obtain your vote, please give your proxy as instructed on your proxy card even if you currently plan to attend your meeting in person.

Q: What should I do if I want to change my vote?

A: Just send in a later-dated, signed proxy card to your company's Secretary or, for Epitope stockholders only, vote again by telephone or Internet before your meeting. Or, you can attend your meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to your company's Secretary at the address under "Summary--The Companies" on page 2.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them. You should therefore be sure to provide your broker with instructions on how to vote your shares.

  If you do not give voting instructions to your broker, you will, in effect, be voting against the applicable merger unless you appear in person at your stockholders' meeting and vote in favor of that merger.

Q: Should I send in my stock certificates now?

A: No. If the mergers are completed, we will send Epitope stockholders and STC stockholders written instructions for exchanging their share certificates.

Q: What plans are there for future dividends?

A: Neither Epitope nor STC has historically paid quarterly dividends to its stockholders. OraSure Technologies' dividend policy will be set by its board of directors. The amount of any dividends will depend on a number of factors, including OraSure Technologies' financial condition, capital requirements, results of operations, future business prospects and other factors that OraSure Technologies' board of directors may deem relevant. We do not anticipate that OraSure Technologies will pay dividends to stockholders in the foreseeable future because it plans to deploy its capital in a manner intended to generate growth in stockholder value.

Q: When do you expect the mergers to be completed?

A: We are planning on completing the mergers on the same date as the date on which the meetings of stockholders are held to vote on the mergers.

Q: Whom do I call if I have questions about the meetings or the mergers?

A: Epitope and STC stockholders may call D. F. King & Co. at 800-658-8509.

                                    SUMMARY

  This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the mergers fully and for a more complete description of the legal terms of the mergers, you should carefully read this document and the documents we refer to. See "Where You Can Find More Information" on page 126.

What STC and Epitope Stockholders Will Receive (see page 49)

  As a result of the mergers, each share of STC common stock will be converted into a number of shares of common stock of OraSure Technologies that will depend upon the average closing price of Epitope common stock during a 20 trading day period ending prior to the third trading day before the date of the stockholder meetings held to approve the mergers. The maximum exchange ratio is
6.8364 shares of OraSure Technologies common stock for each share of STC common stock which is applicable if the average closing price of Epitope common stock during the measurement period is less than $8.00. If the average closing price of Epitope common stock during the measurement period is between $8.00 and $13.00, the exchange ratio will range from 6.8364 and 5.4691 shares of OraSure Technologies common stock for each share of STC common stock, respectively. If the average closing price of Epitope common stock during the measurement period is above $13.00, there is no minimum exchange ratio but shares with a maximum trading value during the measurement period of $260 million would be issued to STC stockholders and optionholders. We refer in this document to the number of shares of OraSure Technologies common stock that each share of STC common stock will be converted into as the "exchange ratio" and the low to high range of the average closing price of Epitope common stock as the "collar."

  The outstanding shares of STC series A convertible preferred stock will be converted into STC common stock prior to the completion of the mergers. As a result of the mergers, these shares of STC common stock will be converted into shares of common stock of OraSure Technologies as described above.

  As a result of the mergers, Epitope stockholders will receive one share of common stock of OraSure Technologies for each share of Epitope common stock. As of August 18, 2000, there were 16,920,833 shares of common stock of Epitope outstanding.

The Companies

Epitope, Inc.
8505 S.W. Creekside Place
Beaverton, Oregon 97008
(503) 641-6115

  Epitope develops, manufactures and markets medical devices and diagnostic products utilizing its proprietary oral fluid technologies for sale to public- and private-sector clients worldwide. Epitope's primary focus is on the use of its oral fluid collection devices for the detection of HIV antibodies, with emphasis in the U.S. life insurance and global public health markets, and in testing for the detection of drugs of abuse and other substances. Epitope's common stock is traded on the Nasdaq National Market under the symbol "EPTO".

STC Technologies, Inc.
150 Webster Street
Bethlehem, Pennsylvania 18015
(610) 882-1820

  STC develops, manufactures and markets proprietary diagnostic products and medical devices for use in clinical laboratories, physician offices and workplace testing. STC is a supplier of oral fluid tests to the insurance risk assessment testing market which utilize samples from Epitope's oral fluid collection device, and also manufactures and markets other substance abuse testing products. STC also is developing up-converting phosphor technology ("UPT(TM)") for a broad range of diagnostic applications including but not limited to use in rapid point of care oral fluid testing for the detection of drugs of abuse and other substances. STC's securities are not publicly traded.

OraSure Technologies, Inc.
8505 S.W. Creekside Place
Beaverton, Oregon 97008
(503) 641-6115

  OraSure Technologies is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation, the execution of the agreement and plan of merger and the preparation of this joint proxy statement/prospectus. In the reorganization, Epitope and STC will merge into OraSure Technologies. The business of OraSure Technologies will be the combined businesses currently conducted by Epitope and STC, and the extension of their oral fluid expertise into new areas using STC's new up-converting phosphor technology which is currently under development and is described below.

Reasons for the Mergers

  The combination of the developer of an oral fluid collection device with a manufacturer of oral fluid tests will better enable us to achieve our shared mission of becoming a leading oral fluid diagnostics company. Combining Epitope and STC will leverage our expertise in oral fluid technology, infectious disease testing and substance abuse testing. By building upon our complementary product portfolios, technologies and sales infrastructure, we believe the combination will open up new U.S. and foreign markets and strengthen positioning in key current markets such as the rapidly expanding point of care market. In particular, STC's proprietary up-converting phosphor technology has broad applications for oral fluid testing. With the increased sensitivity and accuracy of UPT technology, OraSure Technologies can expand the menu of tests available on Epitope's OraSure(R) oral fluid collection device as well as expand oral fluid testing to point-of-care testing.

  This same basic technology represented by UPT is also expected to be of significant benefit to other medical diagnostic manufacturers outside the area of expertise of Epitope and STC. For many of these additional applications of UPT, OraSure Technologies plans to license the technology to these other companies to provide an ongoing revenue stream of license fees and royalties.

  These complementary skill sets, together with a combined research and development investment of $5.4 million for the twelve months ended September 30, 1999, should accelerate product development and commercialization of a variety of oral fluid testing platforms. We believe stockholder value will be further enhanced by greater opportunities for increased revenues as well as more than $2 million of estimated annual cost savings relating to cost avoidance and elimination of duplication.

  The mergers will also effect a change in the state of incorporation of Epitope from Oregon to Delaware in order to provide a greater degree of predictability and certainty in complying with applicable corporate law requirements.

  To review our reasons for the mergers in greater detail, see page 33.

Our Recommendations to Stockholders (see page 33)

To Epitope Stockholders:

  Epitope's board of directors unanimously recommends that you vote FOR approval of the agreement and plan of merger.

To STC Stockholders:

  STC's board of directors unanimously recommends that you vote FOR adoption of the agreement and plan of merger.

The Mergers

  The agreement and plan of merger is attached as Annex A to this document. We urge you to read the agreement and plan of merger as it is the principal legal document that governs the mergers. If the agreement and plan of merger is approved and adopted by our stockholders, we will combine our businesses through two separate mergers into OraSure Technologies.

Opinions of Financial Advisors (see page 63)

Epitope

  The Epitope board of directors has received an opinion of its financial advisor, Deutsche Bank Securities Inc., also operating as and referred to in this document as "Deutsche Banc Alex. Brown," as to the fairness, from a financial point of view, to Epitope of the exchange ratio. The full text of

Deutsche Banc Alex. Brown's written opinion dated May 6, 2000 is attached as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. Deutsche Banc Alex. Brown's opinion is addressed to the Epitope board of directors and does not constitute a recommendation to any stockholder as to how to vote with respect to matters relating to the proposed mergers.

STC

  STC's board of directors received the opinion of FleetBoston Robertson Stephens Inc., STC's financial advisor, as to the fairness of the exchange ratio from a financial point of view, to STC and the holders of shares of STC common stock. The full text of Robertson Stephens' written opinion dated May 9, 2000 is attached as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. Robertson Stephens' opinion is addressed to the STC board of directors and does not constitute a recommendation to any stockholder as to how to vote with respect to matters relating to the proposed mergers.

Listing of Common Stock of OraSure Technologies

  Following the consummation of the mergers, shares of OraSure Technologies will be listed on the Nasdaq National Market under the ticker symbol "OSUR".

Stockholder Votes Required (see page 84)

  For Epitope stockholders: Approval of the agreement and plan of merger requires the approval of the holders of a majority of the total votes entitled to be cast by holders of Epitope common stock. This approval is needed because Epitope is being merged into OraSure Technologies in order to effect a change in the state of incorporation from Oregon to Delaware.

  For STC stockholders: Adoption of the agreement and plan of merger requires the approval of the holders of a majority of the outstanding shares of STC common stock. For purposes of this vote, the holders of STC convertible preferred stock will vote with STC common stock. As of August 18, 2000, directors and executive officers of STC and their affiliates owned an aggregate number of shares sufficient to adopt the agreement and plan of merger.

Ownership of OraSure Technologies After the Merger

  Based upon recent trading prices for Epitope stock, we expect that about 50% of the outstanding common stock of OraSure Technologies will be held by former Epitope stockholders and about 50% of the common stock of OraSure Technologies will be held by former STC stockholders.

Board of Directors (see page 44)

  After the mergers, the board of directors of OraSure Technologies will have seven members, consisting of three persons designated by Epitope's board of directors, three persons designated by STC's board of directors and one person designated by the boards of both Epitope and STC.

Executive Officers (see page 44)

  After the mergers, we intend that Mr. Robert D. Thompson of Epitope will be the chief executive officer of OraSure Technologies and Mr. Michael J. Gausling of STC will be the president and chief operating officer of OraSure Technologies. Our plan is that after the mergers, the six most senior positions in OraSure Technologies will be comprised of three executives from Epitope and three executives from STC.

Interests of Officers and Directors in the Mergers (see page 42)

  When you consider our boards of directors' recommendations that you vote in favor of the relevant proposals, you should be aware that a number of our officers and directors will be entitled to receive significant benefits if the mergers occur that they will not be entitled to receive if the mergers do not occur.

Material United States Federal Income Tax Consequences of the Mergers (see page
36)

  An STC stockholder's receipt of common stock of OraSure Technologies in the merger of STC into OraSure Technologies will be tax-free for United States federal income tax purposes, except for tax resulting from the receipt of cash instead of any fractional share of common stock of OraSure Technologies. An Epitope stockholder's receipt of common stock of OraSure Technologies in the merger of Epitope into OraSure Technologies will be tax-free for United States federal income tax purposes. Epitope, STC and OraSure Technologies will not recognize gain or loss for United States federal income tax purposes as a result of the mergers.

Accounting Treatment (see page 42)

  We believe the mergers will qualify as a "pooling of interests" for accounting and financial reporting purposes, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes.

Appraisal Rights (see page 39)

  Epitope is incorporated under Oregon law and STC is incorporated under Delaware law. Under applicable Oregon law, Epitope stockholders do not have any appraisal rights in connection with the mergers. Under applicable Delaware law, STC stockholders have appraisal rights if they do not vote or vote against adoption of the agreement and plan of merger and comply with procedures required under Delaware law.

Conditions to the Completion of the Mergers (see page 58)

  Completion of the mergers depends upon satisfaction or waiver of a number of conditions. The most significant of these conditions are the following:

  . adoption and approval of the agreement and plan of merger by the requisite vote of Epitope's stockholders and by the requisite vote of STC's stockholders;

  . receipt by each of Epitope and STC from their respective independent accountants of a letter concurring with their clients' management that no condition exists that would preclude OraSure Technologies from accounting for the mergers as a "pooling of interests" in accordance with generally accepted accounting principles;

  . receipt of opinions of tax counsel to Epitope and STC that each of the mergers will qualify as a tax-free reorganization for federal income tax purposes;

  . Deutsche Banc Alex. Brown's opinion attached as Annex B not being withdrawn or materially modified in an adverse manner;

  . absence of a material adverse change in the financial condition, results of operations, cash flow, assets, liabilities, business or prospects of Epitope or STC.

Termination of the Agreement and Plan of Merger (see page 59)

  The agreement and plan of merger can be terminated by Epitope or STC upon the occurrence of various events. The most significant of those events are:


  . Epitope stockholders do not approve the agreement and plan of merger;

  . either party approves or recommends another proposal made by a third party to its stockholders;

  . a tender or exchange offer for securities of either party has commenced and that party has not sent a statement to its security holders recommending rejection of such tender or exchange offer within the required time.

  In addition, Epitope can terminate the agreement and plan of merger before its stockholders' vote upon three business days' notice to STC if the Epitope board of directors has determined in good faith, after considering any revised proposal by STC, that an acquisition proposal by a third party is a superior proposal, Epitope has complied with its obligations in the agreement and plan of merger not to solicit such proposals and Epitope makes the payment and reimbursement described in the "Termination Fees" section below.

  STC can also terminate the agreement and plan of merger if the rights under the Epitope's stockholder rights plan have become exercisable. The rights will become exercisable if, in a transaction not approved by the Epitope board of directors, ten business days elapse after a person acquires 15% or more of the outstanding shares of Epitope common stock, or announces a tender offer the completion of which would result in ownership by a person of 15% or more of those shares.

  Epitope and STC can also both agree to terminate the agreement and plan of merger. The agreement and plan of merger will terminate automatically if the transactions contemplated by it are enjoined by a court of competent jurisdiction for a period extending beyond 90 days.

STC Walk-Away Right (see pages 60 and 61)

  In the event Epitope's stock price falls below $6.00 per share, STC can terminate the agreement and plan of merger.

Termination Fees and Expenses (see page 60)

  Epitope will be required to pay STC a fee of $3,000,000 if the agreement and plan of merger is terminated by STC because of various events which relate to Epitope's support of, or failure to recommend against, an acquisition proposal from a third party.

  Epitope will make an additional payment of $2,000,000 to STC and will reimburse STC for its reasonable expenses incurred in connection with the mergers up to a maximum of $1,000,000 if:

  . an acquisition proposal by a third party had been made for Epitope prior to the actions set out above; and

  . within twelve months following the termination of the agreement and plan of merger by STC, Epitope enters into a definitive agreement with the party that made such acquisition proposal.

  Epitope will pay a termination fee to STC in an amount equal to $5,000,000 and will reimburse STC for its reasonable expenses incurred in connection with the mergers up to a maximum of $1,000,000 if the agreement and plan of merger is terminated by Epitope because, prior to the required approval of its stockholders, Epitope has entered into a definitive agreement for a superior acquisition approval and has satisfied the requirements described above permitting it to do so.

  The $5,000,000 termination fee and $1,000,000 expense reimbursement referred to above will be reduced to the extent any termination fee or expense reimbursement has already been paid to STC by Epitope for any reason.

Material Differences in Rights of Stockholders (see page 112)

  The certificate of incorporation and bylaws of OraSure Technologies will change the rights of Epitope and STC stockholders in the following respects:

  . increase the number of authorized shares of common stock from 30 million in the case of Epitope, and 6 million in the case of STC, to 120 million;

  . increase the number of authorized shares of preferred stock from 1 million in the case of Epitope, and 2 million in the case of STC, to 25 million;

  . reduce the number of directors from nine in the case of Epitope, and eight in the case of STC, to seven with three members being designated by each of Epitope and STC and one member designated jointly by Epitope and STC;

  . OraSure Technologies' board will be composed of three classes, one of which is elected each year, while all of STC's directors are elected each year;

  . OraSure's directors may be removed only for "cause" as narrowly defined while STC's or Epitope's directors may be removed with or without cause if, in the case of Epitope, 90% of the votes are cast for removal;

  . STC stockholders can act by written consent with the minimum number of votes required by law, but OraSure Technologies' stockholders must vote at a meeting of stockholders;

  . a special meeting of stockholders may be called by holders of a majority of the outstanding STC shares or ten percent of the outstanding Epitope shares, but a special meeting of OraSure Technologies can only be called by the chairman, the chief executive officer, the president or the board;

  . amendments to the certificate of incorporation require a vote by the holders of a majority of the outstanding shares, but rights of the type described above in this summary require a vote by holders of 66 2/3% of the outstanding shares of OraSure Technologies; and

  . STC has no stockholder rights plan but both Epitope and OraSure
    Technologies have similar stockholder rights plan, except that the purchase price of each right is $60 in the case of Epitope and $85 in the case of OraSure Technologies. The primary purposes of a stockholders rights plan are to encourage persons who wish to acquire control of a company to negotiate with the board of directors and to avoid takeovers at an unfair price or on a coercive basis.

                     EPITOPE, INC. SELECTED FINANCIAL DATA

  The table below shows summary selected historical financial information for Epitope as of and for the years ended September 30, 1999, 1998, 1997, 1996 and 1995 and has been derived from the audited consolidated financial statements of Epitope. The information as of and for the six months ended March 31, 2000 and 1999, has been derived from the unaudited condensed consolidated financial statements of Epitope. This information is only a summary, and you should read it in conjunction with Epitope's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 126.

                          Nine Months Ended
                              June 30,                    Year Ended September 30,
                         --------------------  --------------------------------------------------
                           2000       1999       1999       1998       1997      1996      1995
                         ---------  ---------  ---------  ---------  --------  --------  --------
                                    (in thousands, except per share information)
Operating Results:
  Revenues.............. $   9,102  $   7,005  $  10,073  $   9,792  $  9,360  $  5,594  $  2,856
  Operating costs and
   expenses.............    11,727      9,496     13,555     12,042    14,323    10,881    14,464
  Other income (net)....       986        194        276        322       882     6,388     1,157
  (Loss) income from
   continuing
   operations...........    (1,639)    (2,297)    (3,206)    (1,928)   (4,081)    1,101   (10,451)
  Discontinued
   operations...........       --         --         --         --    (18,359)   (2,501)   (8,045)
  Net loss..............    (1,639)    (2,297)    (3,206)    (1,928)  (22,440)   (1,400)  (18,496)
  (Loss) income per
   share from continuing
   operations...........     (0.11)     (0.17)     (0.23)     (0.14)    (0.30)     0.08     (0.88)
  Net loss per share....     (0.11)     (0.17)     (0.23)     (0.14)    (1.67)    (0.11)    (1.56)
  Shares used in per
   share calculations...    15,249     13,888     13,957     13,529    13,404    12,661    11,886
Balance Sheet Data:
  Working capital....... $  17,490  $   6,901  $   6,887  $   6,510  $  9,538  $ 24,793  $ 20,686
  Total assets..........    21,597     10,449     10,694     10,357    17,012    29,784    26,142
  Accumulated deficit...  (107,891)  (105,342)  (106,251)  (103,046)  (95,426)  (72,985)  (71,585)
  Shareholders' equity..    19,740      8,719      8,576      8,274    15,014    27,967    22,347

                 STC TECHNOLOGIES, INC. SELECTED FINANCIAL DATA

  The table below shows summary selected historical financial information for STC. The historical financial information as of and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 has been derived from the audited financial statements of STC. The information as of and for the six months ended June 30, 2000 and 1999, has been derived from the unaudited financial statements of STC. This information is only a summary, and you should read it in conjunction with STC's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. See "Information About STC " on page 88.

                         Six Months Ended
                             June 30,               Year Ended December 31,
                         ------------------  ------------------------------------------
                           2000      1999     1999     1998     1997     1996     1995
                         --------  --------  -------  -------  -------  -------  ------
                               (in thousands, except per share information)
Operating Results:
  Revenues.............. $  7,479  $  6,315  $14,015  $10,652  $ 7,922  $ 7,617  $7,539
  Costs and expenses....    7,416     6,151   14,591   10,647    8,972    8,725   8,036
  Other income
   (expense), net.......      (36)     (151)    (370)    (451)    (100)    (230)     47
  Income (loss) before
   income taxes.........       27        13     (946)    (446)  (1,150)  (1,338)   (450)
  Income taxes..........       12       --        50      --       --        30     --
  Net income (loss).....       15        13     (996)    (446)  (1,150)  (1,368)   (450)
  Deemed dividend on
   preferred stock......     (500)     (250)    (750)     --       --       --      --
  Net income (loss) to
   common stockholders..     (485)     (237)  (1,746)    (446)  (1,150)  (1,368)   (450)
  Net income (loss) per
   share................    (0.20)    (0.10)   (0.73)   (0.19)   (0.48)   (0.68)  (0.23)
  Shares used in per
   share calculations...    2,389     2,389    2,389    2,389    2,389    2,000   2,000
  Pro forma net income
   (loss) per share
   (1)..................      --               (0.32)
  Shares used in pro
   forma per share
   calculated (1).......    3,469              3,142
Balance Sheet Data:
  Working capital....... $  8,771  $ 10,893  $ 9,886  $ 2,215  $ 2,932  $ 5,303  $2,928
  Total assets..........   19,077    19,832   19,556   10,426    8,966   10,458   8,081
  Long-term debt........    5,302     5,819    5,820    6,001    4,026    5,077   5,456
  Redeemable preferred
   stock................   10,102     9,101    9,602      --       --       --      --
  Retained earnings
   (accumulated
   deficit).............   (2,838)   (1,924)  (2,853)  (1,857)  (1,411)    (261)     55
  Stockholders' equity
   (deficit)............     (178)    2,072      414    2,427    2,859    3,709   1,098

--------
(1) Gives effect to the conversion of redeemable convertible preferred stock from original date of issuance.

                           COMPARATIVE PER SHARE DATA

  A summary of the relative exchange ratios for the mergers is shown in the table below. The calculations assume that all outstanding options, warrants and shares of preferred stock of STC have been exercised or converted so that 3,656,876 STC shares are deemed to be outstanding at the effective time of the mergers. For a more detailed description of the calculations please see "The Agreement and Plan of Merger--Merger Consideration."


  Average Epitope   Basis for         OraSure           Exchange Ratio    Percentage
  Stock Price (for  calculation of    Technologies      of STC Shares to  Ownership of
  20 day period     shares to be      Shares to be      OraSure           OraSure
  measurement       issued to STC     issued to STC     Technologies      Technologies
  period that ends  Stockholders      Stockholders      Shares(1)         fully diluted
  prior to the                                                            common stock by
  third trading                                                           stockholders of
  day before the                                                          Epitope and
  date of the                                                             STC(2)(3)
  meetings held to
  approve the
  mergers)
-------------------------------------------------------------------------------------------
  Less than $8.00   25 million        25 million        6.8364            Epitope
                    shares            shares                              stockholders: 45%
                                                                          STC stockholders:
                                                                          55%
-------------------------------------------------------------------------------------------
  From $8.00 to     Number of shares  From 20 to 25     From 6.8364 to    Epitope
   $9.99            to be adjusted    million shares    5.4691            stockholders:
                    to equal $200                                         From 45% to 51%
                    million                                               STC stockholders:
                                                                          From 55% to 49%
-------------------------------------------------------------------------------------------
  From $10.00 to    20 million        20 million        5.4691            Epitope
   $13.00           shares            shares                              stockholders: 51%
                                                                          STC stockholders:
                                                                          49%
-------------------------------------------------------------------------------------------
  $13.00 to $15.00  Number of shares  From 20 million   From 5.4691 to    Epitope
  ($15.00 was       to be adjusted    to 17.3 million   4.740             stockholders:
  chosen as the     to equal $260     shares                              Begins at 51% and
  possible upper    million                                               increases
  limit of a                                                              proportionately
  reasonable range                                                        to 54.2%
  of historic                                                             STC stockholders:
  Epitope trading                                                         Begins at 49% and
  prices)                                                                 decreases
                                                                          proportionately
                                                                          to 45.8% (see
                                                                          "Merger
                                                                          Consideration" on
                                                                          page 49)

(1) There is no minimum exchange ratio. STC stockholders and optionholders would receive shares with a maximum trading value during the measurement period of $260 million if the Average Epitope Stock Price is above $13.00.
(2) The shares issued in the merger of STC into OraSure Technologies are allocated among the holders of outstanding STC common stock as well as outstanding options to acquire STC common stock, in proportion to the number of fully diluted shares owned as of the time that merger is completed.
(3) If the percentage ownership of OraSure Technologies common stock were computed solely on the basis of primary shares outstanding, each of the above percentages would be reduced by approximately 5% for Epitope stockholders and increased by approximately 5% for STC stockholders.

Summary Unaudited Comparative Historical and Pro Forma Per Share Data

The following table sets forth per share data of:

  . Epitope on a historical basis.

  . STC on a historical basis.

  . Epitope and STC combined on a pro forma basis, assuming an Epitope price that is at least $10.00 but not more than $13.00 per share.

  . Epitope and STC combined on a pro forma basis stated on an equivalent STC basis, assuming an Epitope price that is at least $10.00 but not more than $13.00 per share.

  This table should be read in conjunction with the historical financial statements and notes thereto for Epitope and the historical financial statements and notes thereto for STC contained herein. Pro forma combined and equivalent pro forma per share data reflect the combined results of Epitope and STC presented as though they were one company for all periods shown.

  The STC equivalent per share pro forma information shows the effect of the mergers from the perspective of an owner of STC common stock.

                                   Nine Months Ended        Year Ended
                                       June 30,           September 30,
                                   ------------------  ----------------------
Income (loss) per share from         2000      1999     1999    1998    1997
continuing operations:             --------  --------  ------  ------  ------
Epitope historical basis.......... $  (0.11) $  (0.17) $(0.23) $(0.14) $(0.30)
STC historical basis..............    (0.42)    (0.02)  (0.70)  (0.26)  (0.47)
Epitope and STC combined on a pro
 forma basis assuming an Epitope
 price of:
  At least $10.00 but not more
   than $13.00....................    (0.08)    (0.08)  (0.15)  (0.10)  (0.20)
Epitope and STC combined on a pro
 forma basis per STC equivalent
 common share assuming an Epitope
 price of:
  At least $10.00 but not more
   than $13.00....................    (0.44)    (0.45)  (0.81)  (0.53)  (1.08)

                                   As of June 30, 2000 As of September 30, 1999
Book Value Per Share:              ------------------- ------------------------
Epitope historical basis.........        $ 1.18                 $0.60
STC historical basis.............         (0.07)                 0.30
Epitope and STC combined on a pro
 forma basis assuming an Epitope
 price of:
  At least $10.00 but not more
   than $13.00...................          0.68                  0.40
Epitope and STC combined on a pro
 forma basis per STC equivalent
 common share assuming an Epitope
 price of:
  At least $10.00 but not more
   than $13.00...................          4.45                  2.18

Market Price Data

  The table below presents the high and low sales prices per share of Epitope common stock on the Nasdaq Stock Market on May 5, 2000, the last full trading day immediately preceding the public announcement of the proposed mergers, and on August 18, 2000, the most recent practicable date prior to the mailing of this document, as well as the "equivalent stock price" of shares of STC common stock on such dates. The "equivalent stock price" of shares of STC common stock represents the per share sales price for Epitope common stock on the Nasdaq National Market at such specified date, multiplied by the possible exchange ratios described under "Summary Unaudited Comparative Historical and Pro Forma Per Share Data" which may be applicable depending upon the average closing price of Epitope common stock during the 20 trading day measurement period ending prior to the third trading day before the date of the stockholder meetings held to approve the mergers. The "equivalent stock price" per share of STC common stock shows the effect of the mergers from the perspective of an owner of STC common stock. STC stockholders should obtain current market quotations for shares of Epitope common stock prior to making any decision with respect to the mergers.

                                                          STC           STC
                                                      Equivalent    Equivalent
                                                      Stock Price   Stock Price
                                                       assuming      assuming
                                                      an exchange   an exchange
                                         Epitope       ratio of      ratio of
                                      Common Stock      5.4691        6.8364
                                       (Price per     (Price per    (Price per
                                         share)         share)        share)
                                     --------------- ------------- -------------
                                      High     Low    High   Low    High   Low
                                     ------- ------- ------ ------ ------ ------
May 5, 2000......................... $12.875 $11.250 $70.43 $61.54 $88.07 $76.95
August 18, 2000..................... $12.625 $11.313 $69.05 $61.87 $86.31 $77.34

  There is no established public trading market for STC common stock.

  The table below presents the average closing sales price per share of Epitope common stock on the Nasdaq Stock Market for the 20 trading day measurement period ending May 5, 2000 and August 18, 2000, as well as the "equivalent stock price" of shares of STC common stock during such periods.

                                                                     STC
                                                               Equivalent Stock
                                                                Price based on
                                                                the applicable
                                                  Epitope       exchange ratio
                                               Common Stock       (Price per
                                             (Price per share)      share)
                                             ----------------- ----------------
20 trading day average ending May 5, 2000..         $9.17           $54.69
20 trading day average ending August 18,
 2000......................................       $12.478           $68.24

  Neither Epitope nor STC has historically paid quarterly dividends to its stockholders. OraSure Technologies' dividend policy will be set by its board of directors. The amount of dividends will depend on a number of factors, including OraSure Technologies' financial condition, capital requirements, results of operations, future business prospects and other factors that OraSure Technologies' board of directors may deem relevant. We do not anticipate that OraSure Technologies will pay dividends to stockholders in the foreseeable future because it plans to deploy its capital to generate growth in stockholder value.

  Following the consummation of the mergers, shares of OraSure Technologies common stock will be listed on the Nasdaq National Market under the ticker symbol "OSUR".

                                  RISK FACTORS

  You should consider the following risk factors in determining how to vote at the meeting.

Risks Related to the Transaction

Epitope and STC Stockholders Will Not Know the Number of Shares of OraSure Technologies Common Stock that STC Stockholders Will Receive in the Mergers and Epitope Stockholders Will Not Know Their Percentage Ownership in OraSure Technologies Until Three Trading Days Before the Meeting Held to Vote on the Mergers; Changes in the Market Price of Epitope Common Stock Could Affect the Number of Shares of OraSure Technologies Issued to STC Stockholders

  The number of shares of OraSure Technologies to be received by stockholders of STC is determined by the average closing price of Epitope common stock during a 20 trading day measurement period ending prior to the third trading day before the date of the stockholder meetings held to approve the mergers. The maximum number of shares of OraSure Technologies which shareholders of STC may receive has been capped at 6.8364 shares of OraSure Technologies' common stock per share of STC common stock, however a minimum number of shares has not been set. If the average closing price of Epitope common stock during the measurement period is between $8.00 and $13.00 each share of STC common stock will receive between 6.8364 and 5.4691 shares of common stock of OraSure Technologies. If the average closing price of Epitope common stock during the measurement period is greater than $13.00, shares with a maximum trading value of $260 million would be issued to STC stockholders and optionholders.

  The percentage ownership of OraSure Technologies to be held by Epitope stockholders is dependent upon the number of shares of OraSure Technologies to be issued to STC stockholders. Epitope stockholders will not be able to determine their percentage ownership until three trading days prior to the meeting. The price of Epitope common stock has recently experienced price fluctuations and may increase or decrease significantly in the future. The price of Epitope common stock may vary because of


  . changes in the business of Epitope,

  . operations or prospects of Epitope,

  . the timing of the completion of the mergers,

  . the prospects of post-merger operations,

  . general market and economic conditions and other factors.

  We urge stockholders to obtain current market quotations for Epitope common stock.

Epitope and STC Directors and Officers Have Interests Relating to the Mergers Which are Different From Your Interests

  We expect to retain the majority of Epitope's and STC's officers after the mergers. Epitope's and STC's officers will have employment agreements with the combined company. In addition, these officers will be entitled to participate in our employee benefit plans, including grants of stock options in our stock option plan.

  If we complete the mergers, options to purchase approximately 718,960 shares of Epitope common stock held by Epitope's directors and executive officers at a weighted exercise price of $4.54 per share will become immediately exercisable. Additionally, under the terms of the agreement and plan of merger, officers, directors, employees and agents of Epitope and STC are indemnified against all judgments, fines, losses, claims, damages, costs or expenses or liabilities arising from their positions relating to any act or omission occurring at or prior to closing. A detailed discussion of these interests can be found on page 42 under the heading "Interests of Officers and Directors in the Mergers."

We May Be Unable to Successfully Integrate Our Technological Development, Sales and Marketing, and Regulatory Compliance Departments and Realize the Full Cost Savings We Anticipate

  The mergers involve the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include:

  . the necessity of coordinating geographically separated organizations;

  . coordinating research and development, sales and marketing and regulatory compliance efforts;

  . integrating personnel with diverse business backgrounds; and

  . combining different corporate cultures.

  The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of OraSure Technologies' businesses and the loss of key personnel. Any delays or difficulties encountered in connection with the mergers and the integration of the two companies' operations could divert management's attention from the day-to-day activities of the business.

  Among the factors considered by the STC and the Epitope boards of directors in connection with their respective approvals of the agreement and plan of merger were the opportunities for economies of scale and operating efficiencies that could result from the mergers. We cannot give any assurance that these savings will be realized within the time periods contemplated or realized at all.

We Will Incur Significant Merger-Related and Integration-Related Expenses

  A one-time charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the mergers are consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs of approximately $5.4 million. We expect to incur charges to operations, currently estimated to be $1.7 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the mergers. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of our businesses.

Conditions to the Mergers May Not Be Satisfied Which Would Result in Cancellation of the Mergers and Significant Expenses for STC and Epitope

  The agreement and plan of merger contains conditions that, if not satisfied, would result in the mergers not occurring, even though the Epitope and STC stockholders approved it. We cannot assure you that all of the closing conditions to the mergers will be satisfied, that any unsatisfied conditions will be waived or that the mergers will occur. If the mergers do not occur, STC and Epitope may incur significant expenses that could result in decreased net income or increased net losses for STC and Epitope respectively.

The Price of OraSure Technologies Common Stock May Be Affected by Factors Different from Those Affecting the Value of Epitope and STC Stock as Individual Companies and May Fluctuate Significantly Regardless of OraSure Technologies' Actual Operating Performance

  Upon completion of the mergers, Epitope and STC common stockholders will become OraSure Technologies' common stockholders. The combined company's business will differ from that of each of Epitope and STC individually as a result of the integration of their product offerings, research and development programs and marketing strategies. OraSure Technologies' results of operations, as well as the price of OraSure Technologies' common stock, may be affected by factors different from those affecting Epitope's and STC's results of operations and the value of Epitope and STC stock individually.

  Although both Epitope and STC have developed diagnostic products utilizing oral fluids, each company has focused on different aspects of the markets for those products. Epitope is presently manufacturing oral fluid collection devices and is developing tests for the detection of HIV and syphilis antibodies. STC manufactures reagents which analyze oral fluids collected by Epitope's device and markets other medical devices. In addition, STC is currently focused on tests for the detection of drugs-of-abuse and is developing a new technology platform for the detection of a broad range of target substances. The combined company will be subject to risks inherent in a device manufacturing company and a reagent manufacturing company as well as the risks related to the projects currently under development at each of Epitope and STC. Additional factors affecting the combined company include the integration of the two businesses, the realization of anticipated cost savings and the prospects of the combined company. See "Information about Epitope, Inc.," "Information about STC Technologies, Inc.," and "Where You Can Find More Information."

  There is no current public market for OraSure Technologies common stock but that stock will be listed on the Nasdaq National Market effective immediately following completion of the mergers. The trading price of OraSure Technologies' common stock may be volatile. OraSure Technologies' stock price could be subject to wide fluctuations in response to a variety of factors, including:

  . actual or anticipated variations in quarterly operating results;

  . announcements of technological innovations;

  . new products or services offered by OraSure Technologies or its competitors;

  . changes in financial estimates by securities analysts;

  . OraSure Technologies' announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . sales of common stock; and

  . other events that may be beyond OraSure Technologies' control.

  The Epitope stock price has increased in both its average trading level and volatility during calendar year 2000 as compared to 1999. During 1999, Epitope stock typically traded between $5.00 and $6.00, resulting in variation of about 10% around a mean of $5.50. For most of the period from January to August 2000, Epitope stock has traded in the range between $8.00 and $14.00, with some short excursions above and below that range. This wider trading range represents variation of about 27% around a mean of $11.00. Epitope believes that the increase in the trading level has been primarily affected by the following events which occurred during the calendar year 2000: the announcement of a new chief executive officer in January, the launch of the OraSure product into the drugs-of-abuse market in collaboration with STC in February, the sharp increase and subsequent decline in the investment market's interest in biotech-related stocks during March, the announcement of the merger with STC in May, and the introduction of the new OraQuick rapid HIV test at the International AIDS conference in July. We do not know whether the stock price will continue to trade at the current levels, or whether the greater level of volatility will subside.

  In addition, the Nasdaq National Market has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of the various listed companies. These broad market and industry factors may materially adversely affect the market price of OraSure Technologies' common stock, regardless of OraSure Technologies' actual operating performance.

Clients of Epitope and/or STC May Delay or Cancel Contracts as a Result of Concerns Over the Mergers

  The announcement and closing of the mergers could cause clients and potential clients of Epitope and STC to delay or cancel contracts as a result of client concerns and uncertainty over the combined company's offerings, personnel or services. Such a delay or cancellation could result in a loss of revenues for OraSure Technologies.

If the Mergers Are Not Completed, Epitope May Be Required To Pay STC Up To $6 Million

  The agreement and plan of merger provides that Epitope must pay STC a $3 million break up fee if STC terminates the transaction because the Epitope meeting of its stockholders is not held prior to October 31, 2000, except due to judicial action beyond Epitope's control, or if the Epitope board of directors has:

  . adversely changed its recommendation on the mergers;

  . approved, endorsed or recommended an acquisition proposal of a third party; or

  . not sent the Epitope stockholders a recommendation of rejection of any tender offer bid of a third party within ten days of commencement of the tender offer.

  Epitope may also be required to pay an additional $2 million to STC if, prior to the termination of the agreement and plan of merger by STC, Epitope has

  . entered into negotiations with a third party for a superior proposal and the third party acquires Epitope within twelve months following the termination of the agreement and plan of merger; or

  . Epitope enters into a definitive agreement with a third party, before the vote of its stockholders, for a superior proposal and Epitope terminates the agreement and plan of merger.

  Epitope has also agreed to pay up to an additional $1 million of STC's expenses if an agreement or transaction with a third party is entered into under the circumstances described above.

The Ability of OraSure Technologies Stockholders to Effect Changes in Control of OraSure Technologies will be Limited

  There are provisions in OraSure Technologies' certificate of incorporation, bylaws, and the Delaware General Corporation Law that could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving OraSure Technologies or could discourage a third party from attempting to acquire control of OraSure Technologies, even if these events would be beneficial to the interests of the stockholders. In particular, these provisions include:

  . division of our board of directors into three classes serving staggered three-year terms;

  . removal of our directors by the stockholders only for cause

  . ability to issue additional shares of our common stock or preferred stock without stockholder approval;

  . prohibiting our stockholders from calling a special meeting of stockholders

  . prohibiting our stockholders from amending provisions of our certificate of incorporation or by-laws except with approval by stockholders owning 66.6% of the common stock.

  OraSure Technologies also has a rights plan in place under which one right will be attached to each share of common stock issued in the mergers. The Rights will detach and become exercisable if, among other things, a person acquires 15% or more of the outstanding common stock without approval of the board of directors of OraSure Technologies. In that event, each right entitles the holders of the rights to purchase, for the right's exercise price, common stock of OraSure Technologies having a value equal to two times that exercise price. However, all rights owned by the acquiring person in those circumstances become automatically void. Persons interested in acquiring control of OraSure Technologies are therefore more likely to negotiate with the board of directors of OraSure Technologies for that purpose in order to avoid risking the significant economic and voting dilution from triggering exercisability of the rights.

  OraSure Technologies is also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of the OraSure Technologies common stock for five years unless the holder's acquisition of OraSure Technologies stock was approved in advance by the OraSure Technologies board of directors.

Sales of Substantial Amounts of OraSure Technologies Common Stock in the Open Market Could Depress OraSure Technologies' Stock Price

  If OraSure Technologies' stockholders sell substantial amounts of OraSure Technologies' common stock in the public market following consummation of the mergers, the market price of OraSure Technologies' common stock could fall. These sales might also make it more difficult for OraSure Technologies to sell equity or equity related securities at a time and price that OraSure Technologies would deem appropriate.

  Sales of a large number of shares of common stock in the public market following the consummation of the mergers, or even the belief that such sales could occur, could cause a drop in the market price of OraSure Technologies' common stock and could impair OraSure Technologies' ability to raise capital through offerings of OraSure Technologies' equity securities. Based on the number of shares outstanding as of August 18, 2000, there will be between 40,639,166 and 35,895,503 shares of OraSure Technologies' common stock outstanding immediately after the mergers, assuming that the average Epitope common stock price for the 20 trading day measurement period ending prior to the third trading day before the date of the meetings held to approve the merger is between $8.00 and $13.00 per share. In addition, there would be between 4,864,141 and 4,607,804 shares of OraSure Technologies' common stock reserved for issuance upon the exercise of options and warrants outstanding immediately after the mergers, with respect to that same trading range. All of the shares issued to STC and Epitope stockholders will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless such shares are held by any OraSure Technologies "affiliate" or any "affiliate" of STC or Epitope prior to the mergers, as that term is defined under the Securities Act of 1933. The term "affiliate" would include directors, executive officers and some significant stockholders. Two institutional investors which are affiliates of STC that hold 764,706 shares of STC convertible preferred stock immediately prior to the mergers have the right to require OraSure Technologies to file registration statements registering the 4,182,294 shares of OraSure Technologies common stock they would receive in the mergers for future sale if the average Epitope common stock price during the measurement period is between $10.00 and $13.00 per share.

Risks Related to the Business of OraSure Technologies

We Will Face Intense Competition from New and Existing Diagnostic Products

  The diagnostics industry is focused on the testing of biological specimens in a laboratory or at the point of care and is highly competitive and rapidly changing. Our principal competitors are specialized biotechnology firms, pharmaceutical companies with biotechnology divisions and medical diagnostic companies, many of which have considerably greater financial, technical, and marketing resources.

  As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products.

  If OraSure Technologies fails to maintain and enhance its competitive position, our customers may decide to use products developed by our competitors which would result in a loss of revenues.

Our Research and Development Efforts May Not Succeed or Our Competitors May Develop More Effective or Successful Diagnostic Products

  In order to remain competitive, we must commit substantial resources each year to research and development. In the twelve months ended December 31, 1999, STC spent $4.8 million on research and development including a one-time acquired in-process technology charge of $1.5 million and Epitope spent approximately $2.3 million on research and development.

  In our business, the research and development process takes a significant amount of time from inception to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and have to abandon a product in which we have invested substantial amounts. We cannot assure you that OraSure Technologies will succeed in its research and development efforts. If OraSure Technologies fails to develop commercially successful products, or if competitors develop more effective products or a greater number of successful new products, our customers may decide to use products developed by our competitors which would result in a loss of revenues.

The Significant Time Necessary for Regulatory Approval of New Diagnostic Products May Prevent or Adversely Delay Our Ability to Bring New Diagnostic Products to Market

  We and our competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. We often must obtain and maintain regulatory approval for a product from a country's national health or drug regulatory agency before the product may be sold in a particular country.

  The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country.

  In our principal markets, the approval process for a new product can be complex and lengthy. The time taken to obtain approval varies depending on the nature of the application and may result in the passage of a significant period of time from the date of application. This increases the cost to us of developing new products and increases the risk that we will not succeed in introducing or selling them.

  In addition, the European Union has established a requirement that diagnostic medical devices used to test biological specimens must receive regulatory approval known as a CE mark by December 2003 or be forced to stop or delay export to the European community of products without the CE mark until this is received. This requirement will affect many of OraSure Technologies' planned future products. OraSure Technologies will not be permitted to sell its products in Europe if a CE mark is not obtained by this date which may lead to the termination of strategic alliances for sales of those products in Europe. While STC and Epitope intend to apply for CE marks for their future products, and are not aware of any material reason why such approvals will not be granted, there can be no assurance that a CE mark will be received prior to the deadline.

  Epitope currently holds a CE mark for its OraSure oral fluid collection device, which is currently sold in small volume in European countries. Epitope does not have a CE mark for its Western blot product but that product is not intended for sale in the European market.

  In the event STC could not sell its diagnostic products in Europe, its sales would decrease as sales of diagnostic products represented $300,000 in 1999. STC's Histofreezer product is currently manufactured by a contract manufacturer pursuant to a supply agreement. The contract manufacturer has received a CE mark for the manufacture of this product. In the event that STC does not receive a CE mark, upon the termination of the supply agreement STC could not sell Histofreezer in Europe. Sales of Histofreezer in Europe accounted for approximately $1.4 million of 1999 revenues.

If the U.S. Food and Drug Administration (FDA) does not believe our Western blot product and medical devices are manufactured in compliance with FDA's "good manufacturing practices" regulations, FDA may require Epitope to suspend production.

  Epitope's Western blot products, as with all of its medical devices, must be manufactured in compliance with FDA's "good manufacturing practices" (GMP) regulations. The FDA issued a warning letter in June 1998 and observations of deficiencies in January 1999. In June 2000, after an inspection, the FDA stated its view that Epitope's products are not manufactured in compliance with these GMP regulations. FDA has questioned Epitope's compliance with GMP regulations in areas such as process validation, purchasing controls, complaint handling, and equipment controls. Epitope has undertaken a substantial review of its manufacturing, and has either already made changes or has plans to make changes, to satisfy FDA with respect to its GMP compliance. These plans have been communicated to the FDA in a meeting in March 2000 and in a written reply to the agency in June 2000. There is a risk that the FDA will not be satisfied by Epitope's efforts. If the FDA is not satisfied, it could issue another warning letter, or take other enforcement action intended to force Epitope to stop manufacturing its products until FDA believes Epitope is in compliance with GMP requirements. The FDA could also require Epitope to operate for a time under restrictive rules, including possible outside supervision of critical activities and could levy fines against Epitope. Also, although FDA has recently granted Epitope permission to obtain certificates needed for export of products, the FDA would refuse export permission in the future if the agency determines that Epitope's progress toward GMP compliance is not sufficient.

A Market For Our Intercept and OraQuick Products May Not Develop

  OraSure Technologies' future success will depend partly on the market acceptance, and the timing of such acceptance, of recently introduced products such as the Intercept oral fluid drug test service, products currently in development, such as the OraQuick rapid oral fluid test, and products based upon technology currently under development at STC related to the use of the up-converting phosphor technology, if successfully developed, and other new products or technologies that may be developed or acquired and introduced. To achieve market acceptance, we must make substantial marketing efforts and spend significant funds to inform potential customers and the public of the perceived benefits of our products. We currently have limited evidence on which to evaluate the market reaction to products that may be developed, and there can be no assurance that any products will meet with market acceptance and fill the market need that we perceive to exist.

We Depend On Patents and Proprietary Rights Relating to Our Diagnostic Products Which May Offer Only Limited Protection Against Potential Infringement. If We are Unable to Enforce Our Patents and Proprietary Rights, We May Face Increased Competition Which Could Result in a Loss of Revenues

  The diagnostics industry places considerable importance on obtaining patent, trademark, and trade secret protection, as well as other intellectual property rights, for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong intellectual property portfolio for our products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our intellectual property rights, and could result in substantial cost to us and diversion of our efforts.

  As appropriate, we intend to file patent applications and obtain patent protection for our proprietary technology. These patent applications and patents will cover, as appropriate, compositions of matter for our products, methods of making those products, methods of using those products, and apparatus relating to the use or manufacture of those products.

  We will also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We will enter into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

  Many of our scientific and management personnel were previously employed by competing companies. Although we encourage and expect all of these types of employees to abide by any confidentiality agreement with a prior employer, competing companies may allege trade secret violations and similar claims against us.

  To facilitate development and commercialization of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain these types of licenses, our product development and commercialization efforts may be delayed.

  We may collaborate with universities and governmental research organizations which, as a result, may acquire part of the rights to any inventions or technical information derived from collaboration with them.

  We may incur substantial costs in asserting or protecting our intellectual property rights, or in defending suits against us related to intellectual property rights. Disputes regarding intellectual property rights could substantially delay our product development or commercialization activities. Disputes regarding intellectual property rights might include state or federal court litigation as well as patent interference, patent reexamination, patent reissue, or trademark opposition proceedings in the United States Patent and Trademark Office. Opposition or revocation proceedings could be instituted in a foreign patent office. An adverse decision in any proceeding regarding intellectual property rights could result in the loss of our rights to a patent, an invention, or trademark.

The sales potential for OraQuick will be affected by the ability to obtain access to an HIV-2 license

  Epitope has recently introduced a new product used to test for the presence of antibodies to the HIV virus (the virus which causes AIDS). This product, called OraQuick HIV, can utilize either an oral fluid or a blood sample, and provides test results in about 20 minutes. The product is referred to as a "rapid" test because of its ability to provide results while the patient is still available at the testing site, rather than having to send the patient sample to a laboratory for test processing.

  The overall sales potential, and the specific countries in which OraSure Technologies will be able to sell its OraQuick rapid HIV test, will be affected by whether it can arrange a sublicense or distribution agreement, related to the patent for detection of the HIV-2 virus. HIV-2 is a type of the HIV virus estimated to represent less than 2% of known HIV cases worldwide. Nevertheless, HIV-2 is considered to be an important component in the testing regimen for HIV in many markets. In addition, a patent on the detection of HIV-2 is in force in most of the countries of North America, Western Europe, and in Japan, Korea and South Africa. Access to a license for HIV-2 may be necessary to sell HIV-2 tests in countries where this patent is registered, or to manufacture in those same countries and sell into non-patent markets. Since the HIV-2 patent is registered in the United States, OraSure Technologies would be restricted from manufacturing the HIV-1/2 version of its OraQuick product in the U.S. and selling into other countries, even if the HIV-2 patent was not registered in those other countries. OraSure Technologies believes that the HIV-2 patent is not in force in Sub-Saharan Africa (except South Africa), India, Pakistan, People's Republic of China, Thailand, Russia and Eastern European countries.

  The importance of HIV-2 differs by country, and can be affected by both regulatory requirements and by competitive pressures. In most countries, any product used to screen the blood supply, will require the ability to detect HIV-2, although the OraQuick product has not been intended for that market purpose. In other markets, including the United States, a test which can detect only the more prevalent HIV-1 type is generally considered sufficient, except in testing related to the blood supply. Because the competitive situation in each country will be affected by the availability of other testing products as well as the country's regulatory environment, OraSure Technologies may be at a competitive disadvantage in some markets without an HIV-2 product even if it's not required by regulations.

  Epitope is pursuing several alternatives to address this situation. Whichever alternative is ultimately chosen will affect the overall potential timing and amount of revenue from the OraQuick product. The first alternative is to negotiate an agreement with a company which holds an HIV-2 license, and to manufacture an HIV-1/2 version of the OraQuick product in the U.S. for domestic use and for export to other countries. This alternative would provide wide market access, but may require distribution through the license holder to some countries and royalty payments related to the HIV-2 license. A second alternative is to sell an OraQuick HIV-1 version in markets such as the United States, which do not require HIV-2 for most diagnostic testing, and to export this version to other countries, which do not require HIV-2 detection. The third alternative is to sell an HIV-1 version of OraQuick in the U.S. market, and to manufacture an OraQuick HIV-1/2 version in a country where the HIV-2 patent is not in force, for export to countries where market pressures require an HIV-1/2 test. Both the second and third alternatives could delay introduction of the OraQuick test into the U.S. market.

If We Lose Our Key Personnel or are Unable to Attract and Retain Qualified Personnel as Necessary, Our Diagnostic Product Development Programs Could Be Delayed or Harmed

  Our success will depend to a large extent upon the efforts of key managerial and technical employees. The loss of such employees in connection with the mergers could cause interruptions or delays in our activities, as well as possible increases in our costs. We will have substantial key-man life insurance on our key employees.

  Our success also depends to a significant degree upon the future contributions of the executive officers, management, and scientific staff of the combined company. If we lose the services of these people, we may be unable to achieve our business objectives. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among other medical products businesses. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to meet the demands of its strategic partners in a timely fashion or to support our internal research and development programs. In particular, our product development programs depend on the ability to attract and retain highly skilled scientists, including molecular biologists, biochemists and engineers. Recruiting qualified personnel can be an intensely competitive and time-consuming process. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. All of our employees, other than a few senior officers who will have employment agreements after the mergers, are at-will employees, which means that either the employee or OraSure Technologies may terminate their employment at any time. If we experience difficulty in recruiting and retaining qualified personnel, and in particular scientific personnel, we may need to provide higher compensation to such personnel than we currently anticipate or we may incur additional expenses for the recruitment of qualified personnel.

  Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through STC's development efforts related to up-converting phosphor technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the development, if any, of products related to these technologies.

As a Result of Products Under Development, the Combined Company Will Have an Increased International Presence and Our Ability to Sell Our Diagnostic Products in International Markets May Be Limited by Regulatory and Cultural Constraints

  The combined company intends to devote significant resources to increase international sales of its OraQuick and UPT products.

  However, in the past, neither STC nor Epitope has had significant direct experience with the governmental regulatory agencies in foreign countries that control sale of products into those countries. Epitope has experienced extended delays in obtaining approvals to make sales in Argentina and Greece, demonstrating that compliance with foreign regulatory requirements can be difficult and impede international marketing efforts. In addition to economic and political issues, a number of factors can slow or prevent international sales, including those set forth below:

  . Regulatory requirements in general or more stringent regulation of testing products in particular may slow, limit, or prevent the offering of products in foreign jurisdictions;

  . Exchange rates, currency fluctuations, tariffs and other barriers, extended payment terms, dependence on and difficulties in managing international distributors or representatives;

  . Cultural and political differences may make it difficult to effectively market, sell and gain acceptance of products in foreign jurisdictions;

  . Accounts receivable collection may be more difficult;

  . Inexperience in international markets may slow or limit our ability to sell products in foreign countries; and

  . Additional regulations and regulatory processes may affect sales of products.

  Some of these factors may cause the costs of our international sales to exceed significantly our domestic costs of doing business.

We May Be Sued for Product Liabilities for Injuries Resulting from the Use of Our Diagnostic Products

  We may be held liable if any product we developed, or any product which is made with the use or incorporation of, any of technologies belonging to us, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Although we will obtain product liability insurance, this insurance may not fully cover our potential liabilities. As new products come to market, we will need to increase our products liability coverage. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could affect our decision to commercialize products developed by us or our strategic partners. If we are sued for any injury caused by our products, our liability could exceed our total assets.

We May Not Be Able to Commercialize the Up-Converting Phosphor Technologies or Products, Which Could Negatively Affect Future Revenues of OraSure Technologies

  STC's up-converting phosphor technology is new and is in the early stage of development and commercial development of UPT may not be successful. Successful products require significant development and investment, including testing, to demonstrate their cost-effectiveness or other benefits prior to their commercialization. To date, STC has not commercialized any product based on this technology.

  In addition, regulatory approval must be obtained before most products based upon the up-converting phosphor technology may be sold. Additional development efforts on these products will be required before any regulatory authority will review them. Regulatory authorities may not approve these products for commercial sale. Accordingly, because of these uncertainties, products based upon the up-converting phosphor technology may not be commercialized. The failure to develop up-converting phosphor products with commercial potential would negatively affect OraSure Technologies' future revenues.

We May be Dependent Upon Strategic Partners to Assist in Developing and Commercializing Some of Our Diagnostic Products

  We intend to pursue some product opportunities independently. However, we may pursue some product opportunities that require a level of investment to develop and commercialize them that necessitate involving one or more strategic partners.

  In particular, our strategy for development and commercialization of up-converting phosphor technology and some of our products may entail entering into additional arrangements with corporate partners, universities, research laboratory licensees, and others. If we are able to enter into such arrangements, we may be required to transfer material rights to such strategic partners, licensees, and others. While we expect that our current and future partners, licensees, and others have and will have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities will be controlled by others. Consequently, there can be no assurance that any revenues or profits will be derived from such arrangements.

We Depend Upon Patent Licenses and Other Proprietary Rights From Third Parties, Including Rights to Up-Converting Phosphor Compositions, Methods, and Apparatuses

  STC has licensed the worldwide rights to up-converting phosphor compositions, methods, and apparatuses for use in diagnostic applications, which are the subject of six issued United States patents, and of two pending U.S. patent applications. Corresponding patents and patent applications have been granted or issued in numerous foreign countries, including, for example, European countries, Japan, and Canada. STC cooperates with the licensor to prosecute such patent applications and protect such patent rights. Failure by the licensor to prosecute such applications and protect such patent rights could harm our business. If these third parties do not meet their obligations under the license agreements or do not reasonably consent to sublicenses by us, or if the license agreement is terminated we could lose the opportunity to develop the up-converting phosphor technology.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  "Forward-looking statements" contained in this document, are those statements concerning anticipated or future financial or product performance, product development, plans for growth and other factors that could affect future operations or financial position, and other non-historical facts with respect to OraSure Technologies, Epitope or STC. These statements often include the words, "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "will," "should," "could," or similar expressions.

Examples of forward-looking statements include:

  . pro forma financial statements and projections relating to revenues, income from operations, pre-tax income, income or loss, earnings or loss per share, financial condition, capital expenditures, the payment or non-payment of dividends, future share price or value, and other financial items, including the information under the caption "Financial Projections";

  . statements of plans and objectives;

  . statements of future economic performance; and

  . statements of the assumptions underlying these statements.

  Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Future results of operations, financial condition, business and stock price or values of Epitope, STC and OraSure Technologies may be materially different from those described in these forward-looking statements. Stockholders of Epitope and STC are cautioned not to put undue reliance on any forward-looking statement.

Among the factors that could cause actual results or the share price or value of OraSure Technologies stock, to be materially different from those described in, or contemplated by, the forward-looking statements are the following:

  . the ability to attain estimated expense savings;

  . the ability to continue to successfully market existing products, which may be adversely impacted by the introduction of competing products;

  . OraSure Technologies' ability to integrate the two businesses and possible future mergers and acquisitions as well as successfully manage growth;

  . OraSure Technologies' ability to successfully develop and market new products;

  . market acceptance of oral testing products and up-converting phosphor technology products;

  . the ability to expand the market for existing products;

  . the ability to fund research and development activities;

  . the ability to get to market ahead of competition;

  . the greater financial and technical resources of competitors;

  . the success of OraSure Technologies' research and development activities and the speed with which regulatory authorizations and product rollouts may be achieved;

  . the ability to commercialize early stage technologies;

  . the ability to develop distribution channels and the marketing abilities of the companies with which it collaborates;

  . internal marketing obstacles, including delays in obtaining regulatory approvals;

  . the ability to obtain and maintain all certifications required by customers;

  . future changes in laws and regulations, including regulations affecting government reimbursement for laboratory testing, and regulations governing anti-fraud and abuse, drug testing, and environmental and occupational safety;

  . the ability to successfully negotiate pricing of products with our customers;

  . the loss or impairment of sources of capital and the adequacy of such sources to meet OraSure Technologies' funding needs;

  . fluctuations in currency exchange rates;

  . fluctuations in quarterly operating results;

  . the effects of OraSure Technologies' accounting policies and general changes in generally accepted accounting practices;

  . OraSure Technologies' exposure to product liability 1awsuits;

  . OraSure Technologies' success in litigation involving its intellectual property that might arise in the future, including possible inability to protect proprietary technologies;

  . ethical, social, legal and political developments affecting, among other things, the use of our HIV or drug testing products;

  . general economic and business conditions;

  . OraSure Technologies' ability to attract and retain management and other employees;

  . the number of shares of OraSure Technologies issued in the mergers; and

  . other risk factors detailed in Epitope's Securities and Exchange
    Commission filings, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

  We have described under "Risk Factors" additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this document could also have this effect.

  All forward-looking statements made in this document are made as of the date of this document. Epitope, STC and OraSure Technologies may not publicly update or correct any of these forward-looking statements in the future.

                                  THE MERGERS

General

  The Epitope board of directors is using this document to solicit proxies from the holders of Epitope common stock for use at the Epitope meeting. The STC board of directors also is using this document to solicit proxies from the holders of STC common stock and convertible preferred stock for use at the STC meeting. The merger of STC into OraSure Technologies, together with the subsequent merger of Epitope into OraSure Technologies, are referred to collectively as the "mergers."

  At the Epitope meeting, Epitope stockholders will be asked to vote upon a proposal to approve the agreement and plan of merger. At the STC meeting, holders of STC common stock and STC convertible preferred stock will be asked to vote together as a single class upon a proposal to adopt the agreement and plan of merger.

Background of the Mergers

  Epitope and STC have common interests in the research and development of diagnostic products for use in detecting the presence of specific chemical substances for the life insurance testing market such as cotinine (a metabolite of nicotine) and cocaine. In September 1995, Epitope and STC entered into a regulatory approval agreement to collaborate to obtain FDA clearance for the detection of specific drugs of abuse in an oral fluid sample such as cocaine, cannabinoids (marijuana), opiates, amphetamines and PCP. Since that time, Epitope and STC have distributed each other's products to their customers through a series of distribution agreements, which have resulted in payments by STC to Epitope of approximately $135,000 and payments by Epitope to STC of approximately $123,000, to date as described on page 90.

  In January 1998, STC began evaluating options to finance its future growth, including, financing from institutional investors, corporate affiliations, possible sale of product lines, raising capital from private institutional investors and existing stockholders, and bank financings.

  On February 10, 1998, John Morgan, Epitope's then president and chief executive officer, visited STC's headquarters in Bethlehem, Pennsylvania, to learn more about STC and the status of development of its up-converting phosphor technology (known as UPT) and to discuss the status of regulatory approval for STC's drugs of abuse tests. During that meeting, future possible collaborative business opportunities (including expanded distribution arrangements, which subsequently led to additional distribution agreements between STC and Epitope) were discussed with Michael Gausling, STC's president and chief executive officer. At the end of the meeting, the parties agreed to continue their discussions. On February 20, 1998, STC and Epitope signed a mutual non-disclosure agreement. On February 24, 1998, Mr. Gausling visited Epitope's headquarters in Beaverton, Oregon to continue these discussions.

  On April 7, 1998, at a regularly scheduled STC board of directors meeting, the STC board of directors was briefed about the discussions with Epitope and approved proceeding with discussions and mutual due diligence regarding a strategic business relationship with Epitope. On April 8, 1998, STC and Epitope signed a non-binding agreement concerning the parties' willingness to continue discussions regarding a possible strategic business relationship, including Epitope's acquisition of STC's outstanding stock, formation of a joint venture, or an equity investment in STC.

  From April through June 1998, STC and Epitope, with Epitope's financial consultant, EGS Securities Corp., each conducted due diligence investigations concerning the other company, including meetings at the offices of EGS, STC and Epitope. On June 15 and June 16, 1998, STC's senior management made a presentation to Epitope's board of directors, senior management and financial consultant regarding STC, its history, business, strategies, products, UPT technology, markets and financial information. Following this presentation, the Epitope board of directors authorized Epitope management to continue discussions with STC. On June 23, 1998, Epitope's senior management and representatives from EGS made a presentation to STC's board of directors and several STC stockholders. Epitope's presentation included a brief overview of Epitope, its business, history, products, business strategy, technologies, marketing focus, management and financial information. Following the presentation, the STC board of directors authorized the continuation of due diligence and discussions with Epitope concerning a possible relationship/transaction with Epitope. STC then told Epitope that STC's board did not consider STC for sale, but that STC's board was willing to consider an offer from Epitope.

  On July 3, 1998, Mr. Gausling, Richard Hooper, STC's chief financial officer, and outside legal counsel to STC attended meetings at EGS in New York City at which preliminary business and financial terms regarding a possible acquisition by Epitope of STC's core business product lines, but excluding UPT, was discussed. A draft term sheet was received by STC on July 4, 1998. The draft term sheet did not contemplate a merger of Epitope and STC. It called for a ten year exclusive, worldwide license to Epitope for use of STC's current business products which would have excluded UPT technology. The license fee consisted of $6.6 million, payable in installments and a guarantee by Epitope of STC's debt. The proposed terms also included a call option for Epitope to purchase all of STC's stock related to STC's current products business for an exercise price equal to 3 million shares of Epitope common stock, assumption by Epitope of all of STC's debt and a formula contingent payment of up to 1 million additional shares of Epitope common stock if earnings before interest and taxes from sales of STC's current business products exceeded $3.161 million. Conversely, STC was given a put option with the same exercise price, except that it did not include assumption of any STC debt by Epitope. The Epitope call option was proposed to be exercisable 30 days following the second anniversary of the closing date and STC's put option was proposed to be exercisable for 30 days following expiration of Epitope's exercise period. The consideration offered by Epitope was determined by a review of STC's core business, an estimate of the potential savings from combining the businesses of the two companies, and a comparison to the valuation multiples of similar companies in the medical diagnostics business.

  At STC's regularly scheduled meeting of its board of directors on July 14, 1998, Mr. Gausling presented Epitope's proposal and recommended that STC reject the proposal. Mr. Gausling expressed his view that the proposal was not favorable to STC and did not adequately address valuation, liquidity and the treatment of STC employees. After discussion, the STC board rejected Epitope's proposal, based primarily on the STC board's determination that the proposed transaction did not reflect a sufficient valuation of STC's business, and that deferral of a significant amount of the consideration was not in STC's or its stockholders' best interests. On July 21, 1998, Mr. Morgan informed the Epitope board of directors that the term sheet presented to STC had been rejected. Discussions between STC and Epitope regarding a business combination were terminated. STC did not make any counteroffer to Epitope relating to its proposed transaction.

  On April 21, 1999, the Epitope board of directors reached a consensus that Epitope should pursue opportunities for consolidation or the acquisition of businesses or product lines that would broaden Epitope's current product lines while focusing on the area of non-invasive medical diagnostic testing.

  On June 22, 1999, at a regularly scheduled meeting of the STC board of directors, board representatives of new investors inquired whether STC had ever given consideration to possible merger, sale or acquisition opportunities. In response, Mr. Gausling discussed STC's previous negotiations with Epitope. In addition, Mr. Gausling discussed with the board STC's review of opportunities, considered from time to time by STC, to acquire individual product lines or groups of products, none of which involved the sale or merger of STC or the acquisition of a business.

  On June 23, 1999, Mr. Gausling and Mr. Morgan met at Epitope and reviewed the status of on-going distribution arrangements between STC and Epitope. At the meeting, new discussions regarding a possible business combination commenced. On July 8, 1999, Mr. Morgan met with Mr. Gausling at STC to discuss a possible purchase of STC's core business product lines as well as rights to the UPT technology related to oral fluid testing applications. At that time, Mr. Gausling indicated to Mr. Morgan that, while STC was not actively seeking a sale or merger, he believed the STC board would be willing to consider a proposal from Epitope because of the many complementary aspects of the businesses of the two companies. Mr. Gausling also indicated that he believed an Epitope proposal, to be considered worthwhile for STC, would have to provide for a valuation of STC resulting in ownership of at least half of the stock of the combined company (and preferably substantially more than half based on Epitope's then current stock price), provide sufficient capital in order to enable STC to continue the development of UPT technology, provide continued employment for STC's employees in Bethlehem, Pennsylvania, and provide increased liquidity for STC's stockholders. STC's conclusion that a merger should result in STC stockholders receiving half of the stock of the combined company was based upon STC's analysis of each companies most recent year-end operating results. Specifically, that based upon such historical data:

  . STC would contribute approximately 52% of the total revenues of the combined company;

  . STC's gross profit represented 52% of the total gross profit of the combined company; and

  . STC's net income was approximately $2.4 million better than Epitope's net income.

  On July 20, 1999, STC received a non-binding term sheet from Epitope setting forth the proposed principal terms for Epitope's purchase of these product lines. The draft term sheet did not contemplate a merger of Epitope and STC. It proposed the acquisition of STC's current business products only (excluding UPT technology). The purchase price consisted of shares of Epitope stock which would be subject to restrictions on resale (although post-closing registration was contemplated). The proposed terms would have resulted in STC receiving shares representing approximately 43% of the combined company's outstanding stock at the time of Closing, with a potential for additional shares, to be issued based on terms contingent on factors to be measured during the following calendar year, which could have resulted in STC receiving shares equal to approximately 48% of the combined company's outstanding stock during the following calendar year. The proposal also contemplated Epitope receiving distribution rights for products developed by STC from UPT technology and warrants to purchase shares of STC stock (at unspecified terms). In addition, the proposal contemplated Epitope assuming approximately $5 million of STC's indebtedness. The consideration offered by Epitope was determined by a review of STC's core business, an estimate of the potential savings from combining the businesses of the two companies, and a comparison to the valuation multiples of similar companies in the medical diagnostics business.

  At a special meeting of the STC board of directors held on July 26, 1999, Mr. Morgan made a presentation describing Epitope's performance, objectives for growth, plans for introduction of a new rapid test for HIV called OraQuick and potential to expand Epitope's product offerings by adding oral fluid tests for indications beyond HIV. Mr. Morgan also discussed the proposed terms of the purchase of these product lines. Mr. Morgan's presentation also included a discussion of Epitope's anticipated expansion of international sales of its OraSure device, which Epitope expected to make a meaningful impact on future operating results. Mr. Morgan also described FDA inspections of its facilities which had resulted in an FDA warning letter and further follow-up, and he described Epitope's active and planned changes in its procedures to improve compliance. Also in attendance were several STC executives and stockholders, and representatives from STC's legal counsel and independent accounting firm. The STC board engaged in a discussion of the proposed transaction and concluded that a sale of less than all of its business on the terms proposed would place significant limitations on the ability of STC to pursue the continued research and development of UPT technology, that the percentage of Epitope shares to be issued to STC (and the related market value of Epitope stock) did not reflect a sufficient valuation of STC's business, that the transaction might not be treated as a pooling of interests for accounting purposes and that, having recently completed a private equity financing, STC had sufficient cash resources to continue to operate as an independent company. The STC board also expressed concerns about Epitope's program to achieve compliance with FDA requirements, as well as a substantial doubt regarding Epitope's ability to achieve its international sales goals with its OraSure device. As a result, STC's board rejected Epitope's proposal and discussions between STC and Epitope regarding a business combination again were terminated. STC did not make any counteroffer to Epitope relating to its proposed transaction.

  On February 17 and February 18, 2000, Robert Thompson, the newly appointed chief executive officer of Epitope, visited STC's offices to discuss the status of a national launch of the Intercept drugs-of-abuse testing system and to further discuss future mutual business opportunities. During meetings on February 18, 2000, Mr. Thompson initiated discussions with Mr. Gausling regarding various strategic alliances, including possible changes in the companies distribution agreements, or a possible merger of Epitope and STC.

  During February 21 through March 3, 2000, Epitope and STC evaluated these various strategic alliances as well as a possible merger and relative valuations related to the possible merger. During that time, Epitope and STC each discussed financial and business information concerning one another, and responded to requests from each other for information and briefed members of its board about the discussions.

  On March 3, 2000, STC received a non-binding term sheet from Epitope which set forth the principal terms of the proposed transaction. The term sheet contemplated a direct merger of STC into Epitope with all common and preferred shares converted into an aggregate of 20 million shares of common stock, with the possibility that the exchange ratio of common and preferred stock of STC might differ. The offer of 20 million shares took into account the trading price of Epitope shares around the time of the offer which was in the range of $10.00 to $13.00. This combination of recent Epitope stock price and the 20 million share offer defined the parameters of the values implicit in the term sheet, ranging from $200 million to $260 million. This value range was determined based on a variety of customary valuation techniques with particular emphasis on the values of comparable companies and the prospects for STC's UPT Technology. Instead of a collar on Epitope's common stock price to address the impact on the value of the consideration payable in the mergers as a result of market fluctuations from signing through closing, the term sheet contemplated as a condition to the closing of the mergers that the opinions rendered by Epitope's and STC's financial advisors at the time of signing of the agreement and plan of merger not be withdrawn. The governance aspects of the proposal included a board of seven directors composed of four STC representatives and three Epitope representatives, Robert Thompson as the chief executive officer and president, and Michael Gausling as the non-executive vice chairman of the board. The deal protection provisions proposed included:

  . agreements by officers, directors and large stockholders to vote for the merger,

  . an agreement not to solicit alternative acquisition proposals with no right to terminate the agreement and plan of merger because a higher offer had been made by a third party,

  . a termination fee payable by STC to Epitope in the amount of $5 million, plus reimbursement of Epitope's expenses, if either the merger was not consummated by a specified date or STC's shareholders failed to approve the merger and an alternative acquisition proposal was then pending, or an agreement for an alternative acquisition proposal was entered into within one year of that proposal, and

  . reciprocal options to purchase up to 19.9% of the other's capital stock exercisable if the termination fee became payable, but with the profits from the exercise of the option, together with the termination fee, capped at $5 million.

  The material differences between the proposed term sheet and the mergers described in the agreement and plan of merger are the addition of the collar on the exchange ratio, the number of STC designees to the combined company's board of directors decreasing from four to three, the election of Mr. Gausling as President and Chief Operating Officer of the combined company, the elimination of STC's right to terminate the agreement and plan of merger due to receipt of a superior acquisition proposal and the elimination of reciprocal options to purchase stock. These differences were negotiated by each party in order to better reflect the general balance of their contributions to the combined company. Specifically, the collar on the exchange ratio was revised to provide STC with the ability to terminate the transaction in the event a minimum valuation of the combined entity was not realized and also to provide Epitope stockholders with a limit on their dilution from the mergers. The number of board representatives each party was entitled to select became equal in order to reflect the approximate equivalence of ownership of each party's stockholders of the combined company. The election of Mr. Gausling as President and Chief Operating Officer was intended to properly reflect Mr. Gausling's role in the management of the combined company. The elimination of reciprocal options and STC's termination rights was made in recognition of the fact that irrevocable proxies from the holders of a majority of STC's outstanding shares assured approval of the merger of STC into OraSure Technologies.

  At a regularly scheduled meeting of STC's board of directors held on March 14, 2000, the STC board of directors was provided with Epitope's term sheet and, after discussion, the board of directors directed STC management to proceed with the merger negotiations. At the meeting, the STC board of directors also approved hiring a financial advisor to evaluate the advisability, from a financial point of view, of a possible merger with Epitope. On March 20, 2000, STC retained FleetBoston Robertson Stephens Inc. as its financial advisor.

  On March 3, 2000, the Epitope board of directors met and considered the status of preliminary discussions with STC regarding a potential merger. The Epitope board requested that management perform substantial due diligence and engage a financial advisor to assist Epitope in connection with the transaction. Epitope subsequently retained Deutsche Banc Alex. Brown to serve as its financial advisor.

  On March 21, 2000, the Epitope board of directors was informed by Mr. Thompson about the status of preliminary discussions with STC regarding a merger. The board authorized the engagement of Stinson, Mag & Fizzell to serve as legal counsel with respect to the proposed merger and related documentation, negotiation and due diligence matters. Mr. Thompson recommended hiring that firm based on his familiarity with their work while he was an officer of LabOne, Inc. and its reputation in securities and mergers and acquisition law.

  During the period from March 29 through March 31, 2000, STC senior management commenced due diligence at Epitope's headquarters. Both companies' financial advisors were present for the meetings. On April 6, 2000, Epitope's financial advisor conducted due diligence at STC's headquarters in Bethlehem, Pennsylvania. Legal and accounting due diligence was conducted by each company's advisors from April 10 through April 18, 2000. On April 10, 2000, Mr. Hooper and STC's legal and financial advisors participated on a conference call to discuss the proposed term sheet. In early April 2000, counsel to Epitope provided STC a proposed agreement and plan of merger.

  The parties had originally contemplated a structure for the combination which involved a single-step merger of STC directly into Epitope. However, Stinson, Mag & Fizzell, counsel to Epitope recommended adding a second-step merger to the structure in which Epitope would merge into a newly-created corporation organized under Delaware law solely for the purpose of changing Epitope's state of incorporation from Oregon to Delaware. The parties agreed that a change of the state of incorporation from Oregon to Delaware would be advisable because it would provide a greater degree of predictability and certainty in complying with applicable corporate law requirements and provide related benefits described under "Reasons for the Mergers; Recommendations of Our Boards of Directors." Neither Epitope nor STC perceived any significant disadvantages to the change of the state of incorporation. In order to accomplish the second-step merger, Epitope formed a wholly-owned subsidiary under Delaware law originally named Edward Merger Subsidiary, Inc. which was later changed to OraSure Technologies, Inc.

  From April 10 through April 12, 2000, Mr. Gausling and STC's executive vice president and chief scientific officer, Dr. Sam Niedbala, attended meetings at Epitope. Mr. Gausling and Dr. Niedbala made a presentation to Epitope's board of directors on April 10, 2000. STC's presentation included a brief overview of STC's business, history, operating results, products, marketing strategies, UPT technology (and STC's analysis of market opportunities for products developed from the UPT technology), business strategy, projected operating results and STC's view of the combined company's opportunities.

  On April 17, 2000, representatives of STC, Epitope and their advisors participated on a conference call to negotiate terms of the proposed agreement and plan of merger.

  On April 18, 2000, the Epitope board of directors was informed about the status of merger discussions with STC and related strategic, financial and legal matters by Mr. Thompson and Epitope's legal and financial advisors.

  At a meeting on April 25, 2000 at the offices of STC's legal counsel, Messrs. Gausling and Thompson met with each company's legal and financial advisors to negotiate the valuation of STC, break-up fees, escrow provisions, stockholder agreements, and other matters. Following the meeting, Mr. Thompson traveled to STC and informally met with several members of STC's board of directors.

  During the remainder of April and the beginning of May, representatives of Epitope, STC and their advisors participated on conference calls to negotiate the final terms of the agreement and plan of merger and to discuss various legal, financial and regulatory matters.

  During the meetings held in March, April and May 2000, Epitope and STC, together with their legal and financial advisors, engaged in discussions and negotiations regarding the terms of the mergers. As a result of these negotiations, Epitope and STC agreed that the fixed exchange ratio proposed in the initial term sheet should be preserved as long as the average closing price of Epitope common stock during a pricing period of 20 trading days ending prior to the third trading day before the stockholder meetings remained between $10.00 per share and $13.00 per share. These prices reflected a recent historical average trading price and the current trading price of Epitope common stock at that time. In the event that the average Epitope closing price over the pricing period was between $8.00 per share and $10.00 per share, Epitope and STC agreed that the exchange ratio should be adjusted upward to compensate the STC stockholders for the decrease in the value of the Epitope shares to be received in the mergers and that the exchange ratio should be fixed in the event that the average Epitope closing price over the pricing period declined below $8.00 per share. In connection with this price protection, Epitope and STC agreed to a downward adjustment to the exchange ratio in the event that the average Epitope closing price over the pricing period climbed above $13.00 per share in order to limit the value of the consideration that Epitope would have to provide to STC stockholders in the mergers. Epitope and STC also agreed to permit STC to terminate the mergers in the event that the average Epitope closing price over the pricing period declined below $6.00 per share. The design of the collar and the exchange ratio took into account the following:

  . The trading range for Epitope stock was between $10.00 and $13.00 for most of the period between February and May, 2000. The stock traded above this range briefly in March when the Nasdaq Biotech Index peaked temporarily, and traded below this range in April when this same index fell back to prior levels. The stock price then returned to the $10.00 to $13.00 range during the period of June to August.

  . The $8.00 limit was selected to provide coverage for a 20 percent drop from the bottom of the $10.00 to $13.00 range. It was felt by both parties that a temporary drop into this range could occur from outside factors affecting the investment market generally, as compared to factors within the companies.

  . The $6.00 limit, to allow STC to terminate the merger, represented a trading level that was felt could indicate that a substantial negative change had occurred in the market's perception of Epitope, which would result in a decrease in the valuation of STC's business in the merger to a level at which STC's board might want to reconsider the terms of the transaction.

  . Since it would not be possible to distinguish the effects of the merger and the investment community's perception of STC from the underlying market assessment of Epitope, the Epitope board of directors was only willing to "protect" the $200 million valuation for STC down to a level of $8.00. The 25 million shares represent the $200 million value at $8.00 per share. As a trade-off for protecting the STC valuation down to $8.00 per share, the Epitope board insisted on a cap on the STC valuation at the top of the range of trading that Epitope stock had achieved in the recent months. Thus, the $260 million represents the 20 million shares at the $13.00 top of this trading range.

  . Since each party was attempting to assess the current and future value of the combination of the two companies, and the relative contributions of each, the valuation ranges represented by the number of shares and the average trading value were balanced against information provided by each company's financial advisors to determine whether they were within the bounds of what the investment market was using to value similar combinations.

  On April 29, 2000, a meeting was held between members of Epitope's senior management and board of directors and representatives of Sawtooth Capital Management, the owner of approximately 15% of Epitope's outstanding common stock. A non-disclosure agreement was signed by Sawtooth prior to the meeting. The representatives of Sawtooth were already familiar with the core businesses of STC because of the existing relationship between Epitope and STC, and agreed that there was a clear strategic fit between the companies. Sawtooth also focused their attention on the future potential for the products of the combined company and on comparisons to the market capitalizations of comparable medical diagnostic companies. During those discussions, Sawtooth expressed its support for the mergers and indicated it planned to vote for approval of the agreement and plan of merger.

  At a special meeting of the STC board of directors held on May 6, 2000, the board of directors met with STC's legal and financial advisors in attendance. At that meeting, Robertson Stephens delivered its opinion subsequently confirmed in writing to the STC board of directors to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Robertson Stephens, the exchange ratio was fair, from a financial point of view, to STC and STC stockholders. The STC board of directors reviewed discussion materials prepared by Robertson Stephens with regard to Epitope's offer and engaged in a detailed discussion of the merits of the proposed transaction to STC's stockholders. STC's legal counsel reviewed the material terms and conditions of the agreement and plan of merger, the results of the due diligence review of Epitope, the negotiations that led to the proposed final terms of the transaction and the application of the director's fiduciary duties to consideration of and action on the mergers. Based on their discussions and the materials presented at this meeting and prior meetings, STC's board of directors concluded that Epitope's proposal was in the best interests of STC and its stockholders and approved the agreement and plan of merger and related documents. The STC board did not consider soliciting bids from other potential acquirors because the STC board had not considered the company to be currently for sale and was not actively seeking a sale or merger transaction. STC was willing to consider the unsolicited offer from Epitope due to the many complementary aspects of the businesses of the two companies and the resulting enhanced opportunities for increased revenues, cost savings and competitive strength.

  A special meeting of the Epitope board of directors was held on May 6, 2000 with representatives of Epitope's legal and financial advisors in attendance. At the meeting, Epitope's legal counsel reviewed the material terms and conditions of the agreement and plan of merger, the results of the due diligence review of STC, the negotiations that led to the proposed final terms of the transaction and the application of the director's fiduciary duties to consideration of and action on the mergers and related agreements. Also at the meeting, Deutsche Banc Alex. Brown delivered to the Epitope board of directors its opinion to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Epitope. Based on their discussions and material presented at this meeting and at prior meetings, Epitope's board of directors concluded that the merger proposal was in the best interests of Epitope's stockholders and approved the agreement and plan of merger and related documents. The Epitope board did not consider soliciting bids from other potential acquirors because it viewed the product portfolios, technologies and sales infrastructure of the two companies as highly complementary and therefore could create significantly enhanced opportunities for increased revenues, cost savings and competitive strength.

  The agreement and plan of merger was executed by STC, Epitope and OraSure Technologies as of May 6, 2000. In connection with the execution of the agreement and plan of merger, stockholders of STC representing approximately 64.5% of the outstanding shares of STC voting stock entered into a voting agreement pursuant to which they agreed, among other things, to vote their shares of STC stock in favor of adopting the agreement and plan of merger. In connection with the execution of the agreement and plan of merger, stockholders of Epitope representing approximately 3.3% of the outstanding shares of Epitope common stock entered into a voting agreement pursuant to which they agreed, among other things, to vote their shares of Epitope common stock in favor of the mergers.

  On May 8, 2000, STC and Epitope issued a joint press release announcing the execution of the agreement and plan of merger between Epitope and STC.

Financial Projections

  During the course of discussions between STC and Epitope in connection with the negotiation of the terms of the mergers (as described in "Background of the Mergers"), each of STC and Epitope provided the other with business and financial information that was not publicly available. This information was shared in confidence pursuant to the terms of the confidentiality agreement between STC and Epitope. STC and Epitope also provided this information to their financial advisors. Part of this information included the internal STC and Epitope management-prepared estimates of future operating results for each of STC and Epitope. Each forecast was prepared as though each of STC and Epitope was proceeding on a stand-alone basis, and thus the forecasts do not take into account any changes in the operations or results of operations of STC or Epitope which may result from the mergers. These estimates should be viewed in the context of which they were prepared, and should not be relied upon as a reliable prediction of actual future financial results. Generally, the further out the period to which forecasts relate, the more unreliable those forecasts become due to the difficulty in making accurate predictions of future events. The inclusion of the forecasts set forth below should not be regarded as a representation by STC, Epitope or OraSure Technologies, or any of their affiliates or representatives, that the forecasted results will be achieved.

  Epitope has not, as a matter of policy, made public forecasts or projections as to future performance or earnings. The inclusion of these forecasts should not be read as an indication that either STC or Epitope, or their boards of directors or financial advisors, considered them to be a determinative factor in connection with their consideration of the mergers. These forecasts were only one of many factors considered by STC and Epitope, their boards of directors and financial advisors.

  These forecasts were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. These forecasts were prepared with a limited degree of precision and were not prepared in accordance with generally accepted accounting principles. This information is included in this prospectus/proxy statement only because they were provided by either STC or Epitope to the other.

  These forecasts are speculative in nature and are not meant to portray all of the possible outcomes. While presented with numerical specificity, these forecasts are based upon a variety of informal estimates and assumptions (not all of which were stated in the forecasts and not all of which were provided to STC or Epitope) relating to the businesses, products, anticipated future products, and operations of STC and Epitope. These assumptions may not be realized and are subject to significant financial, market, economic, regulatory, and competitive uncertainties, contingencies, risks and other factors which are difficult or impossible to predict accurately, all of which are difficult to quantify and many of which are beyond the control of STC and Epitope.

  Set forth below is a summary of these forecasts. These forecasts should be read together with the historical financial statements of STC and Epitope, the Risk Factors set forth on page 13, and the cautionary statement concerning forward-looking statements on page 23.

  The internal financial forecasts regarding STC prepared by STC's management and provided to Epitope reflected the following anticipated future operating performance for STC:

                                                    For the Fiscal Year Ending
                                                           December 31,
                                                    ---------------------------
                                                    2000 E 2001 E 2002 E 2003 E
                                                    ------ ------ ------ ------
                                                       (amount in millions)
Revenues........................................... $18.5  $30.1  $42.4  $60.7
Income from Operations.............................   0.7    4.8   10.3   18.3
Pre-Tax Income.....................................   0.5    4.5   10.1   18.3

  STC's annual revenue grew at a compound annual rate of 23% for the five year period from 1994 to 1999. Over the past two fiscal years (1998 and 1999), total revenues have increased by 34% and 32%, respectively, over the previous periods. For the years from 2000 to 2003, STC forecasted an annual compound growth rate in revenues of 49%, increasing from $18.5 million to $60.7 million. The management of STC has made certain assumptions on which the projections were based, relating to the achievement of strategic goals, objectives, and targets over the applicable periods, such as the continued growth of STC's existing product lines, broad market acceptance of Intercept drugs of abuse products, significant revenue from the sale of UPT products, and additional UPT research and license fees.

  STC's ability to reach its estimated revenue growth, which exceeds historical growth rates, will be entirely dependent upon STC's ability to create market acceptance for the Intercept drugs of abuse products and to commercially develop, obtain regulatory approval, and create market acceptance for UPT products in a time frame consistent with STC's objectives. STC has not yet achieved these objectives. In the event that STC cannot create a significant commercial market for the Intercept and UPT products, STC's revenue, and consequently profitability, will be dramatically lower than estimated.

  STC revenue for fiscal year 2000 may fall short of the above forecast of $18.5 million, primarily as a result of slower than anticipated initial market acceptance of the new Intercept drugs of abuse product line. Nevertheless, STC anticipates that pre-tax income will be break-even as a result of improving gross margins and lower than anticipated operating expenses.

  STC has not updated these forecasts since providing them to Epitope. Neither STC nor OraSure Technologies intends to make publicly available any update or other revisions to these forecasts to reflect any circumstances existing after the date they were prepared or to reflect the occurrence of future events.

  The internal financial forecasts regarding Epitope prepared by Epitope's management and provided to STC reflected the following anticipated future operating performance for Epitope:

                                                    For the Fiscal Year Ending
                                                           September 30,
                                                    ---------------------------
                                                    2000 E 2001 E 2002 E 2003 E
                                                    ------ ------ ------ ------
                                                       (amount in millions)
Revenues........................................... $15.7  $22.1  $36.5  $53.3
Income from Operations.............................   0.1    3.2   11.9   21.6
Pre-Tax Income.....................................   0.7    4.3   13.2   23.8

  Epitope's annual revenue grew at a compound annual rate of 32% for the five year period from fiscal years 1994 to 1999. The forecast shown above represents a compound annual growth rate for revenue of about 50%. The assumptions for these estimated future revenues were highly dependent on achieving growth in both U.S. and international markets through Epitope's new OraQuick rapid HIV test. In the event that the commercialization of the OraQuick test is delayed or diminished by any factors, the Epitope revenue realization could be dramatically lower than shown here. Achievement of the forecasted financial results for fiscal year 2000 now appears unlikely because the orders for international sales for Epitope's products have been delayed beyond the timeframes expected when the forecast was prepared.

  Epitope has not updated these forecasts since providing them to STC. Neither Epitope nor OraSure Technologies intends to make publicly available any update or other revisions to these forecasts to reflect any circumstances existing after the date they were prepared or to reflect the occurrence of future events.

  The prospective financial information included in this prospectus/proxy statement has been prepared by, and is the responsibility of, STC or Epitope, as the case may be. Neither Arthur Andersen LLP nor PriceWaterhouseCoopers LLP have examined or compiled such financial information and, accordingly, neither Arthur Andersen LLP nor PriceWaterhouseCoopers LLP expresses any opinion or any other form of assurance with respect thereto. The Arthur Andersen LLP report on STC's financial statements included in this prospectus/proxy statement relates solely to STC's historical financial information. The PriceWaterhouseCoopers LLP report on Epitope's financial statements incorporated by reference in this prospectus/proxy statement relates solely to Epitope's historical financial information. Neither of such reports extend to the forecasts and should not be read to do so.

Our Reasons for the Mergers; Recommendations of Our Boards of Directors

  The combination of a developer of an oral fluid collection device with an oral fluid test developer will better enable us to achieve our shared mission of becoming a leading oral fluid diagnostic company. Combining Epitope and STC will leverage our expertise in oral fluid technology, infectious disease testing and substance abuse testing. By building upon our complementary product portfolios, technologies and sales infrastructure, we believe the combination will open up new U.S. and foreign markets and strengthen positioning in key current markets such as the rapidly expanding point of care market. In particular, STC's proprietary Up-Converting Phosphor technology, UPT, has broad applications for oral fluid testing. With the increased sensitivity and accuracy of UPT technology, OraSure Technologies can expand the menu of tests available on Epitope's OraSure(R) oral fluid collection device as well as expand oral fluid testing to point-of-care testing.

  This same basic technology represented by UPT is also expected to be of significant benefit to other medical diagnostic manufacturers outside the area of expertise of Epitope and STC. For many of these additional applications of UPT, OraSure Technologies plans to license the technology to these other companies to provide an ongoing revenue stream of license fees and royalties.

  These complementary skill sets, together with a combined annual research and development investment of $5.4 million for the twelve months ended September 30, 1999, should accelerate product development and commercialization of a variety of oral fluid testing platforms. We believe stockholder value will be further enhanced by greater opportunities for increased revenues as well as more than $2 million of estimated annual cost savings relating to cost avoidance and elimination of duplication.

  The merger of Epitope into OraSure Technologies will effect a change in the state of incorporation from Oregon to Delaware in order to obtain a greater degree of predictability and certainty regarding how the entity's affairs should be conducted to assure compliance with applicable corporate law requirements, and to obtain the benefits resulting from the responsiveness of Delaware's legislature and courts to the needs of corporations organized under Delaware's jurisdiction. Delaware has long been the leading state in adopting, construing and implementing comprehensive and flexible corporate laws responsive to the legal and business needs of corporations. As a result, Delaware's General Corporation Law has become widely regarded as the most extensive and well-defined body of corporate law in the United States. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated an ability and a willingness to act quickly and effectively to meet changing business needs. Moreover, the Delaware courts have rendered a substantial number of decisions interpreting and explaining Delaware law, including legal principles applicable to measures that may be taken by a corporation and as to the conduct of its board of directors to comply with their fiduciary obligations. For these reasons, many United States corporations initially have chosen Delaware as their state of incorporation or subsequently have changed their corporate domicile to Delaware in a manner similar to the proposal to merge Epitope into OraSure Technologies.

  Each of our boards of directors, in reaching its decision on the mergers, consulted with its senior management and legal and financial advisors, reviewed a significant amount of information and considered a number of factors. All of the material factors considered are set forth below:

  . the reasons described above under "Our Reasons for the Merger";

  . the possible disadvantages of the mergers if the risks described under "Risk Factors" and factors described under "Cautionary Statement Concerning Forward-Looking Statements" were to occur or worsen;

  . the strategic and financial alternatives available to each of Epitope and STC in their industry (as described below);

  . the many complimentary aspects of the businesses of Epitope and STC, and the belief that OraSure Technologies has the potential to enhance stockholder value through additional opportunities and operating efficiencies;

  . the opportunity for Epitope's and STC's stockholders to participate in a larger, more competitive company;

  . the fact that the transaction was structured with shared corporate governance for OraSure Technologies, including equal representation of Epitope and STC designees on the company's board of directors, as well as the fact that Mr. Thompson will be the chief executive officer and Mr. Gausling will serve as president and chief operating officer of OraSure Technologies, thus enabling each of Epitope and STC to provide substantial input into the policies and operation of the combined businesses and effect the long-term goals of each company;

  . information concerning the financial performance, business operations, financial condition and proprietary technologies of Epitope and STC and of the two companies on a combined basis;

  . the financial presentations, including the opinions, of our respective financial advisors as to the fairness, from a financial point of view, of the exchange ratio as described below under the caption "Opinions of Financial Advisors;"

  . the likely impact of the mergers on each company's employees (including the selection of STC's facilities in Bethlehem, Pennsylvania as the corporate headquarters of the combined company) and customers (including expanded offerings of existing products and enhanced new product development activities);

  . the expected effect of the mergers on our existing strategic relationships with third parties (including an expanded research and development organization and an expanded new product pipeline, with the potential for increased new product development and new technological innovations);

  . the interests of officers and directors of each company in the mergers, as described under "Interests of Officers and Directors in the Mergers;"

  . the fact that Epitope is permitted to terminate the agreement and plan of merger upon receipt of a superior acquisition proposal, subject to the payment of a specified termination fee and expense reimbursement;

  . the impact that the termination fee and expense reimbursement may have on potential third-party acquirors; and

  . the qualification of the mergers as tax-free reorganizations for United
    States federal income tax purposes, except for tax resulting from any cash received for fractional shares by the holders of STC common stock.

  The STC board of directors also considered the benefits of this transaction as opposed to other alternatives, including the valuation given to STC's business, the opportunity to retain STC's facilities in Bethlehem, Pennsylvania as the headquarters of the combined company (with the direct benefits of continued employment and possibly expanded employment, aiding STC's existing employees and its community), the addition of Epitope's products to its own product list (providing expanded product offerings for existing and new customers, as well as the enhanced possibility of the development of new products and technologies), the opportunity to leverage a higher revenue base in order to increase profitability, and the potential liquidity for STC's stockholders through the exchange of their shares in STC for shares of Orasure which would be publicly-traded on the Nasdaq National Market. The STC board also considered possible alternatives, including continuing as a separate company. The STC board did not believe that a merger transaction was necessary for the ultimate success of its business. STC did not solicit bids from other companies or engage in merger discussions with any other companies because of the many complimentary aspects of the businesses of the two companies and the resulting opportunities for increased revenues, cost savings and competitive strength. The STC board also considered that the combined company's size (in anticipated revenues, profits and human resources) would enable it to more easily expand its presence in existing markets and enter new markets with its products, as well as make it more visible to institutional investors and the overall investment community. However, the board was concerned with the possibility that the further commercialization of its technologies could result in the need for capital and the risk that, as a private company, STC might not have sufficient access to capital and might not, when needed, be able to complete a public offering in order to gain access to public capital markets, or otherwise obtain capital. After consideration of the factors described above, and in consideration of the uncertainties presented by possible alternatives, the STC board of directors concluded that the merger was a superior alternative for STC.

  The STC board of directors also considered several possible disadvantages inherent in the mergers, including those referenced on page 34 and:

  . the dilution of STC stockholders' ownership of UPT;

  . Epitope's limited analyst coverage, low volume of trading activity and volatility in stock price;

  . the potential increase in regulatory scrutiny due to Epitope's historical record of regulatory compliance; and

  . the additional costs associated with Epitope's need to obtain licenses in order to fully commercialize its OraQuick product.

  The Epitope board viewed the product portfolios, technologies and sales infrastructure of the two companies as uniquely complementary. As a result, the mergers are expected to significantly enhance opportunities for increased revenues and cost efficiencies, be accretive to pro forma income per share and share value based solely on conservative cost savings estimates and the number of shares likely to be issued in the mergers, add significant financial strength and flexibility and enhance the competitive position of the combined companies. In view of the unique business fit between Epitope and STC and the resulting benefits from their combination described in the preceding sentence, the Epitope board believed that it was neither necessary nor useful to solicit alternative acquisition bids.

  The Epitope board of directors also considered several possible disadvantages inherent in the mergers, including those referenced on page 34 and:

  . the early stage of development of STC's UPT technology and the time and financial resources it might take to commercialize products based on that technology;

  . the cultural and personality fit of the two management teams;

  . the uncertainty of effecting significant international sales without a strong history in these markets.

  In view of the wide variety of the material factors considered in connection with their respective evaluations of the mergers and the complexity of these matters, our boards of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, our boards of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to our boards of directors' ultimate determination, but rather our boards of directors conducted an overall analysis of the factors described above, including discussions with and questioning of our respective management and legal and financial advisors. In considering the factors described above, individual members of our boards of directors may have given different weight to different factors.

  There can be no assurance that any of the potential savings, synergies or opportunities considered by our boards of directors will be achieved through consummation of the mergers.

  Recommendation of the Board of Directors of Epitope

  Epitope's board of directors unanimously recommends that Epitope stockholders vote FOR approval of the agreement and plan of merger.

  Recommendation of the Board of Directors of STC

  STC's board of directors unanimously recommends that STC stockholders vote FOR adoption of the agreement and plan of merger.

Material United States Federal Income Tax Consequences of the Mergers

  The following discussion summarizes the material United States federal income tax consequences of the mergers and constitutes a summary of the opinions of tax counsel described below which are filed as exhibits to the registration statement of which this prospectus/proxy statement is a part. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect.

  This discussion does not address all aspects of federal income taxation that may be important to a stockholder of Epitope or a stockholder of STC in light of that holder's particular circumstances or to a holder subject to special rules, such as:

  . a stockholder who is not a citizen or resident of the United States,

  . a financial institution or insurance company,

  . a tax-exempt organization,

  . a dealer or broker in securities,

  . a stockholder that holds stock of STC or Epitope as part of a hedge, appreciated financial position, straddle or conversion transaction, or

  . a stockholder who acquired stock of STC or Epitope pursuant to the exercise of options or otherwise as compensation.

  Tax Opinions. Epitope has received an opinion of Stinson, Mag & Fizzell, P.C., and STC has received an opinion of Pepper Hamilton LLP (together with Stinson, Mag & Fizzell, P.C., "tax counsel"), each dated as of the date of this document, that the mergers will be treated for federal income tax purposes as reorganizations within the meaning of Section 368 (a) of the Internal Revenue Code and that Epitope, OraSure Technologies and STC will each be parties to the reorganizations within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to the obligation of each of Epitope and STC to complete the mergers that the relevant tax counsel confirm its opinion as of the closing date. Neither Epitope nor STC intends to waive this condition.

  The opinions of tax counsel regarding the mergers have relied, and the confirmation opinions regarding the mergers as of the closing date will rely, on:

  . representations and covenants made by Epitope, OraSure Technologies and STC, including those contained in representation letters of officers of Epitope, OraSure Technologies and STC,

  . an assumption regarding the completion of the mergers in the manner contemplated by the agreement and plan of merger, and

  . an assumption that the shares of STC and Epitope are held as capital assets by the stockholders of STC and Epitope, respectively.

  In addition, the opinions of tax counsel have assumed, and tax counsel's ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this document and the closing date. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the closing date opinions and the tax consequences of the mergers could differ from those described in the opinions that tax counsel have delivered. Tax counsel's opinions neither bind the IRS nor preclude the IRS or the courts from adopting a contrary position. Epitope, OraSure Technologies and STC do not intend to obtain a ruling from the IRS on the tax consequences of the mergers.

  United States Federal Income Tax Treatment of the Mergers. The mergers will be treated for United States federal income tax purposes as reorganizations within the meaning of Section 368 (a) of the Internal Revenue Code, and Epitope, OraSure Technologies and STC will each be parties to the reorganizations within the meaning of Section 368(b) of the Internal Revenue Code. Epitope, OraSure Technologies and STC will not recognize any gain or loss as a result of the mergers.

  United States Federal Income Tax Consequences to Epitope Stockholders. For United States federal income tax purposes:

  . A holder of Epitope common stock will not recognize any gain or loss upon its exchange of its shares of Epitope common stock for shares of the common stock of OraSure Technologies in the merger of Epitope into OraSure Technologies.

  . A holder of Epitope common stock will have a tax basis in the common stock of OraSure Technologies received in exchange for that stock equal to the tax basis of the Epitope common stock surrendered by that holder in the merger of Epitope into OraSure Technologies.

  . The holding period for shares of common stock of OraSure Technologies received in exchange for shares of Epitope common stock will include the holding period for the shares of Epitope common stock surrendered in the merger of Epitope into OraSure Technologies, provided such common stock was held as a capital asset.

  United States Federal Income Tax Consequences to STC Stockholders. For United States federal income tax purposes:

  . A holder of STC common stock will not recognize any gain or loss upon its exchange of its shares of STC common stock for shares of the common stock of OraSure Technologies in the merger of STC into OraSure Technologies.

  . If a holder of STC common stock receives cash instead of a fractional share of the common stock of OraSure Technologies, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fractional share and the portion of the tax basis of the holder's shares of STC common stock allocable to that fractional share. This gain or loss will be capital gain or loss provided such common stock was held as a capital asset, and will be long-term capital gain or loss if the share of STC common stock exchanged for that fractional share of the common stock of OraSure Technologies was held for more than one year on the closing date.

  . A holder of STC common stock will have a tax basis in the common stock of OraSure Technologies received in exchange for that stock equal to (1) the tax basis of the STC common stock surrendered by that holder in the merger of STC into OraSure Technologies, reduced by (2) any tax basis of the STC common stock surrendered that is allocable to any fractional share of the common stock of OraSure Technologies for which cash is received.

  . The holding period for shares of the common stock of OraSure Technologies received in exchange for shares of STC common stock will include the holding period for the shares of STC common stock surrendered in the merger of STC into OraSure Technologies, provided such common stock was held as a capital asset.

  This discussion of material United States federal income tax consequences is intended to provide only a general summary, and is not a complete analysis or description of all potential United States federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any state, local or non-U.S. income tax consequences of the mergers. Accordingly, we strongly urge each stockholder to consult his or her own tax advisor to determine the particular United States federal, state or local or non-U.S. income or other tax consequences to him or her of the mergers.

Regulatory Matters Relating to the Mergers

Antitrust Review

  Epitope and STC believe that the mergers promote competition and are in the public interest in part because OraSure Technologies will be able to compete more effectively with larger companies than either Epitope or STC could alone. However, there can be no assurance that a challenge to the mergers on antitrust grounds will not be made.

U.S. Antitrust Approvals

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated under the Hart-Scott-Rodino Act, the acquisition of shares of OraSure Technologies by a non-exempt holder of STC common stock pursuant to the mergers may not be consummated until notifications have been given and information and materials have been furnished to and reviewed by the Department of Justice and the Federal Trade Commission and specified waiting period requirements have been satisfied. On June 1, 2000, the premerger notification forms required by the Hart-Scott-Rodino Act were filed with the U.S. Department of Justice and the U.S. Federal Trade Commission. The applicable waiting period under the Hart-Scott-Rodino Act expired on June 12, 2000 upon the grant of an early termination of the thirty day statutory waiting period under the Hart-Scott-Rodino Act. At any time prior to or after the consummation of the mergers, the Department of Justice or the Federal Trade Commission could take action under the federal antitrust laws, including seeking to enjoin the mergers or seeking conditions thereon. State antitrust authorities and private parties in some circumstances may bring legal action under the antitrust laws seeking to enjoin the mergers or impose conditions.

Appraisal Rights

  Holders of Epitope common stock do not have appraisal rights under Oregon corporation law in connection with the Epitope Merger because Epitope's common stock is traded on the Nasdaq National Market.

  Record holders of STC common and convertible preferred stock will have appraisal rights under Section 262 of Delaware General Corporation Law in connection with the merger of STC into OraSure Technologies. Each stockholder of record who desires to exercise appraisal rights must satisfy the following conditions and otherwise comply with the provisions of Section 262:

  . A separate written demand for appraisal of shares must be delivered to the Corporate Secretary of STC at 150 Webster Street, Bethlehem, Pennsylvania 18015, before the taking of the vote on the adoption of the agreement and plan of merger at the STC Meeting. This written demand must reasonably inform STC of the identity of the stockholder and that the stockholder thereby demands the appraisal of his or her shares. In addition to informing STC of the identity of the record holder and the demand for appraisal of shares, such demand should also specify the mailing address of that stockholder and the number of shares of common stock or convertible preferred stock owned by that stockholder. A proxy or vote abstaining from voting, or voting against the adoption of the agreement and plan of merger, or a failure to vote on the adoption of the agreement and plan of merger, does not constitute such a demand for appraisal within the meaning of Section 262.

  . A stockholder of record wishing to exercise his or her appraisal rights under Section 262 must not vote for or consent to the adoption of the agreement and plan of merger. If a stockholder returns a signed proxy failing to specify either (i) a vote against the adoption of the agreement and plan of merger or (ii) a direction to abstain from voting on the adoption of the agreement and plan of merger, the proxy will be voted for adoption of the agreement and plan of merger, which will have the effect of waiving that stockholder's appraisal rights and nullifying any previously filed written demand for appraisal.

  A demand for appraisal must be made by or for and in the name of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificates representing the STC common stock or convertible preferred stock. Such demand cannot be made by the beneficial owner if he or she does not also hold the shares of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record holder.

  A record holder, such as a broker, who holds shares as a nominee for others may exercise his or her right of appraisal with respect to the shares held for all or less than all beneficial owners of shares as to which he or she is the record holder. In such case, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares as to which appraisal is sought is not expressly mentioned, the demand will be presumed to cover all shares of common stock or convertible preferred stock outstanding in the name of such record holder. Persons whose shares are held by brokers or other nominees and who desire to exercise dissenters' rights of appraisal should consider either (a) arranging to have their shares transferred into their own names of record and making the necessary written demand for appraisal or (b) arranging to have their broker or other nominee, as the case may be, take all of the steps necessary to comply with Section 262.

  Within 10 days after the date on which the merger of STC into OraSure Technologies has been completed, OraSure Technologies as the surviving corporation in that merger must provide notice of completion of that merger on that date to all stockholders who have complied with Section 262 and have not voted for or consented to the adoption of the agreement and plan of merger. At any time within 60 days after the date on which the merger of STC and OraSure Technologies has been completed, any stockholder may withdraw his or her demand for appraisal and accept the terms offered in that merger; after this, the stockholder may withdraw his or her demand for appraisal only with the consent of OraSure Technologies. In either event, the right of such stockholder to an appraisal ceases.

  Within 120 days after the date on which the merger of STC into OraSure Technologies has been completed, either OraSure Technologies as the surviving corporation in that merger or any stockholder who has complied with the provisions of Section 262, as described above, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders entitled to appraisal. Inasmuch as OraSure Technologies as the surviving corporation in the merger of STC into OraSure Technologies has no obligation to file an appraisal petition, and has no present intention to do so, any stockholder of record who desires such a petition to be filed should file it on a timely basis. If no petition for appraisal is filed with the Court of Chancery within 120 days after the date on which the merger of STC into OraSure Technologies has been completed, stockholders' rights to appraisal cease, and all stockholders become entitled to receive the consideration provided for in the agreement and plan of merger.

  If a petition for an appraisal is timely filed and a copy thereof served upon OraSure Technologies as the surviving corporation in the merger of STC into OraSure Technologies, after a hearing on that petition the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the fair value of the shares of common stock or convertible preferred stock owned by those stockholders. The fair value of the shares will be determined exclusive of any element of value arising from the accomplishment or expectation of the merger of STC into OraSure Technologies. A fair rate of interest, if any, may be paid upon the amount determined to be the fair value. In determining fair value, and the fair rate of interest, the Court may consider all relevant factors.

  The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable under the circumstances, which could potentially result in all such costs being allocated to OraSure Technologies or the dissenting stockholder. Upon application of a dissenting stockholder, the Court may order that all or a portion of expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of common stock or convertible preferred stock entitled to appraisal.

  Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the date on which the merger of STC into OraSure Technologies has been completed, be entitled to vote for any purpose the shares of common stock or convertible preferred stock subject to such demand or to receive payment of dividends or other distributions with respect to the shares held by that holder, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time of the STC Merger.

Federal Securities Laws Consequences

  This document does not cover any resales of the common stock of OraSure Technologies to be received by the stockholders of STC and of Epitope upon completion of the mergers, and no person is authorized to make any use of this document in connection with any such resale.

  All shares of OraSure Technologies common stock that will be distributed to stockholders of STC and Epitope in the mergers will be freely transferable, except for the restrictions on transfer imposed by the federal securities laws on "affiliates" of STC, Epitope or OraSure Technologies. Shares of OraSure Technologies common stock received by persons who are deemed to be affiliates of STC or Epitope, but who are not and will not become affiliates of OraSure Technologies as of the time the vote is taken on the mergers, may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) or as otherwise permitted under the Securities Act of 1933. Persons who are or will become affiliates of OraSure Technologies as of the time the vote is taken on the mergers may be resold by them only in transactions permitted by the resale provisions of Rule 144 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of STC, Epitope or OraSure Technologies generally include persons that control, are controlled by, or under common control with the respective entity, such as their respective officers, directors and significant stockholders.

  In general, under Rule 144, an affiliate of OraSure Technologies would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to that sale. Sales under Rule 144 are also subject to requirements pertaining to the manner of making sales in accordance with that rule, notices of sales in accordance with that rule and the availability of current public information concerning the issuer. In general, Rule 145(d) will impose the same volume and manner of sale limitations as under Rule 144 as to sales made during the one year period following the mergers. During the period between the first and second year following completion of the mergers, resales made by persons subject to Rule 145(d) are permitted to be made without any volume or manner of sale of limitations if OraSure Technologies is current in meeting its reporting requirements under the Securities Exchange Act of 1934. There are no limitations on resales by persons who are subject to Rule 145(d) after two years have elapsed following the mergers if the selling persons are not then affiliates of OraSure Technologies and have not been so affiliated during the preceding three months.

  SEC guidelines indicate further that the "pooling-of-interests" method of accounting generally will not be challenged on the basis of sales of shares by affiliates of Epitope or STC if the affiliates do not dispose of any of their shares that the affiliates own, or shares of OraSure Technologies they receive in connection with the mergers, during the period beginning 30 days before the mergers and ending when financial results covering at least 30 days of operations of OraSure Technologies following the mergers have been published.

  OraSure Technologies has obtained written agreements from affiliates containing provisions intended to preserve the ability to account for the mergers as a "pooling of interests" and to ensure compliance with the restrictions imposed by the Securities Act of 1933 on the resale or other disposition of shares issued pursuant to the mergers.

  Under the terms of an agreement between STC and its institutional investors, two of which are affiliates, if OraSure Technologies proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the institutional investor affiliates are entitled to notice of such registration and are entitled to include shares of common stock in the registration. Further, the institutional investor affiliates have the right to require OraSure Technologies to file an unlimited number of additional registration statements on Form S-3 at OraSure Technologies' expense. These registration rights are subject to conditions and limitations, including, a limit on the number of registration statements which may be required to be filed in any one year, a minimum offering amount, the right of the underwriters of an offering to limit the number of shares included in such registration and OraSure Technologies' right not to effect a requested registration for up to a maximum of 180 days in the event that OraSure Technologies determines in good faith that such registration might interfere with any transaction it is contemplating or involve initial or continuing disclosure obligations that might not be in its best interests.

Accounting Treatment

  Epitope and STC believe the mergers will qualify as a "pooling of interests" for accounting and financial reporting purposes. The "pooling of interests" method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the mergers are restated as though the companies had been combined from inception pursuant to Opinion No. 16 of the Accounting Principles Board.

  We expect that prior to the completion of the mergers:

  . PricewaterhouseCoopers LLP will deliver to Epitope a letter stating that based upon discussions with officials of Epitope responsible for financial and accounting matters and information provided to PricewaterhouseCoopers LLP, PricewaterhouseCoopers LLP concurs with Epitope management's conclusions that, as of the date of its letter, no conditions exist relating to Epitope that would preclude OraSure Technologies from accounting for the mergers as a pooling of interests.

  . Arthur Andersen LLP will deliver to STC a letter stating that based upon discussions with officials of STC responsible for financial and accounting matters and information furnished to Arthur Andersen LLP, Arthur Andersen LLP concurs with STC management's conclusion that, as of the date of its letter, no conditions exist related to STC that they believe would preclude STC from qualifying as a "combining company" and that no conditions exist they believe would preclude OraSure Technologies from accounting for the mergers as a pooling of interests.

  Epitope and STC have agreed to use their reasonable best efforts to cause the mergers to qualify as a pooling of interests. The agreement and plan of merger permits each of STC and Epitope to waive covenants and conditions and to amend the agreement to modify covenants and conditions. While it is not expected that either STC or Epitope would waive or modify the provisions of the agreement and plan of merger requiring receipt of the letters from the accounting firms concurring with their client's management to account for the merger as a pooling of interests, it is permitted by the agreement. If a waiver of that condition occurs, we would anticipate preparing an amendment or supplement to this proxy statement and resoliciting proxies for use at the meetings of stockholders.

Stock Market Listing

  Following consummation of the mergers, shares of OraSure Technologies will be listed on the Nasdaq National Market under the ticker symbol "OSUR".

               INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGERS

  In considering the recommendations of the boards of directors of Epitope and STC with respect to the mergers, stockholders of Epitope and STC should be aware that the officers and directors of Epitope and STC have interests in the mergers that are different from, or in addition to, their interests as stockholders of Epitope and STC generally. The boards of directors of Epitope and STC were aware of these interests and considered them, among other matters, in approving the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger.

Existing Agreements and Plans with Respect to Directors and Officers

 Epitope

  Employment Agreements. Robert D. Thompson is the president and chief executive officer of Epitope, Charles E. Bergeron is the chief financial officer of Epitope, William D. Block is the vice president of sales and marketing for Epitope, J. Richard George, Ph.D., is the chief scientific officer of Epitope, and Andrew S. Goldstein is the senior vice president of advanced technology development for Epitope. These individuals are the current executive officers of Epitope. Each of them has an employment agreement with Epitope. Pursuant to their employment agreements, all current executive officers of Epitope, other than Mr. Goldstein, are entitled to receive one year of salary in the event their employment is terminated without cause. Mr. Goldstein is entitled to receive two years of salary in the event his employment is terminated in connection with a change in control of Epitope. The agreements with Messrs. Thompson, Bergeron and Block permit each of them to treat a change in control of Epitope and other events specified in those agreements as a termination without cause. The agreements do not expire by their terms and are terminable by Epitope with cause (upon 90 days' notice, in the case of Mr. Goldstein) or, subject to payment of the salary amounts described above, without cause. However, none of the executive officers, other than Mr. Bergeron, will receive any cash payment as a result of the termination of their current employment agreements with Epitope. Although Mr. Bergeron is named in the agreement and plan of merger as the chief financial officer of the combined company, he will only be serving in that position for a transitional period which is expected to end on January 1, 2001. Mr. Bergeron will not be entering into an employment agreement with OraSure Technologies, but he will receive twelve months of his regular salary in the amount of $157,500 upon the termination of his employment with OraSure Technologies. OraSure Technologies has not yet identified the person who will become its chief financial officer at the end of that transitional period.

  Stock Option Plans. As a result of the mergers and pursuant to the applicable stock option agreements, all outstanding stock options awarded under the Epitope, Inc. Amended and Restated 1991 Stock Award Plan, the Epitope, Inc. 2000 Stock Award Plan and Mr. Thompson's nonqualified stock option agreement, whether or not fully vested, will accelerate, vest and become fully exercisable upon consummation of the mergers. Any option that is not exercised before the date the mergers become effective will be converted into an immediately exercisable right with respect to common stock of OraSure Technologies following the mergers, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of OraSure Technologies stock to which any converted option will pertain will equal the same number of Epitope shares subject to such award, and the exercise price of such options will be the current exercise price of that option.

  The following table shows the number of unvested options and the estimated value of unvested options that will become vested and exercisable for executive officers of Epitope, assuming the mergers are completed on September 29, 2000 and assuming that the price per share at the effective time of the mergers is $13.00.

                                        Number of Unvested   Aggregate Value of
      Name                              Epitope Options (1) Unvested Options (2)
      ----                              ------------------  --------------------
      Robert D. Thompson...............      375,000            $ 4,875,000
      Charles E. Bergeron..............       50,417                655,421
      William D. Block.................       81,251              1,056,263
      J. Richard George, Ph.D..........       45,417                590,421
      Andrew S. Goldstein..............       35,209                457,717
                                             -------            -----------
                                             587,294            $ 7,634,822
                                             =======            ===========

--------
(1) Includes all options granted that will be unvested and outstanding on August 18, 2000 or later, provided that the mergers have not occurred by that date.
(2) Grants valued assuming a market value of $13.00 per share for OraSure Technologies stock at the time of the mergers.

 STC

  Employment Agreements. STC currently does not have any employment agreements with any of its executive officers. However, after the consummation of the mergers pursuant to the agreement and plan of merger, Michael J. Gausling, the president and chief executive officer of STC, Dr. R. Sam Niedbala, the executive vice president and chief science officer of STC and William Hinchey, the executive vice president of business development-oral fluid products of STC, will be employed by OraSure Technologies pursuant to employment agreements, the material terms of which are summarized below.

  Stock Options and Incentive Plans. None of the stock options awarded under the STC 1996 Employee Incentive and Non-Qualified Stock Option Plan prior to the consummation of the mergers will accelerate or vest as a result of the mergers. Any option that is not exercised before the date the mergers become effective will be converted into an option with respect to common stock of OraSure Technologies following the mergers, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of combined company stock to which any converted option will pertain will equal the number of STC shares subject to that option multiplied by the exchange ratio, and the exercise price of such options will be the current exercise price of that option divided by the exchange ratio. For more information about the exchange ratio, see the section entitled "The Agreement and Plan of Merger--Merger Consideration" beginning on page 49.

  Increased Liquidity of Shares The STC shares and options to purchase shares of STC will be converted in the STC Merger to shares of OraSure Technologies and options to purchase shares of OraSure Technologies, which shares will be publicly traded. These shares will therefore have increased liquidity, subject to the restrictions on disposition described under "Federal Securities Law Consequences."

Board of Directors, Management and Agreements of the Combined Company

  Board of Directors of the Combined Company. We have agreed in the agreement and plan of merger that, as of the time of the mergers are completed, the board of directors of the combined company will have 7 members, consisting of three persons designated by Epitope's board of directors, three persons designated by STC's board of directors, and one person mutually acceptable to the boards of both Epitope and STC. More information concerning the designees is provided under the heading "Additional Information Concerning the Designees to the Board of Directors" beginning on page 47.

  Management of the Combined Company. We have also agreed that Mr. Thompson, the president and chief executive officer of Epitope, will become the chief executive officer of OraSure Technologies; Mr. Gausling, the president and chief executive officer of STC, will become the president and chief operating officer of OraSure Technologies; Dr. Niedbala, the executive vice president and chief science officer of STC, will become the executive vice president and chief science officer of OraSure Technologies; Dr. George, the chief scientific officer of Epitope, will become the senior vice president of research and development, infectious disease of OraSure Technologies; Mr. Block, the vice president of sales and marketing of Epitope, will become the senior vice president of sales of OraSure Technologies; Mr. Hinchey, the executive vice president of business development-oral fluid products of STC, will become the senior vice president of marketing of OraSure Technologies; and Mr. Bergeron, the chief financial officer of Epitope, will become the vice president and chief financial officer of OraSure Technologies for a transitional period. All other management positions of OraSure Technologies will be determined jointly by Mr. Thompson and Mr. Gausling.

  Employment Agreements with OraSure Technologies. Pursuant to the agreement and plan of merger, OraSure Technologies will enter into employment agreements with six people: Robert D. Thompson, Michael J. Gausling, William Hinchey, R. Sam Niedbala, Ph.D., William D. Block and J. Richard George, Ph.D. The salary which Mr. Thompson, Mr. Block and Dr. George will receive under the employment agreement with OraSure Technologies described below are the same as their current salary with Epitope.

  Mr. Thompson's employment agreement provides, among other things, that Mr. Thompson will serve as the chief executive officer of OraSure Technologies for a term of three years, subject to automatic renewal for successive one year periods unless either party gives the other party notice that the term will not be extended. Mr. Thompson will be paid a regular salary of $275,000 per year. Mr. Thompson is also eligible to participate in the executive bonus plan to be established by OraSure Technologies, and to receive or participate in any long-term incentive plan or any other additional benefits which may be made available by OraSure Technologies from time to time. Mr. Thompson will be reimbursed for job-related expenses, he will be paid a one-time relocation allowance of $30,000 upon relocation of his residence to Pennsylvania, and OraSure Technologies will purchase, or arrange for a third-party to purchase, Mr. Thompson's house in Portland, Oregon at a purchase price of $672,000. OraSure Technologies will pay all mortgage payments on the house that become due between the date of the relocation of OraSure Technologies' headquarters to Pennsylvania and the closing date of the purchase of Mr. Thompson's Portland, Oregon house, with any amounts so paid to be grossed up for any income tax owed by Mr. Thompson as a result of such payments. The agreement also provides that Mr. Thompson and OraSure Technologies will enter into a business protection agreement containing noncompetition provisions.

  Mr. Thompson's employment agreement will terminate upon Mr. Thompson's death or upon 60 days' written notice from Mr. Thompson to OraSure Technologies. Mr. Thompson's employment agreement may also be terminated by OraSure Technologies for cause (as defined therein), or without cause. Upon the termination of Mr. Thompson's employment without cause, Mr. Thompson will continue to be paid his annual salary for the greater of (x) 12 months, (y) the remaining term of the employment agreement, or (z) 36 months if Mr. Thompson elects to treat one of the events described below as a termination without cause. Mr. Thompson may elect to treat the following events as a termination without cause:

  .  a material breach of the employment agreement by OraSure Technologies,

  . a reduction in Mr. Thompson's salary or a change in his title or a substantial diminution of his duties,

  . a requirement that Mr. Thompson regularly report to someone other than the chairman of the board, or

  .  a "change in control" of OraSure Technologies.

  A "change in control" generally is defined to take place when disclosure of such a change would be required by the proxy rules promulgated by the Securities and Exchange Commission or when either:

  . a person (other than OraSure Technologies, any of its subsidiaries, any employee benefit plan of OraSure Technologies or any person with voting power arising from a revocable proxy) acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 30% or more of the combined voting power of OraSure Technologies' voting securities,

  . less than a majority of the directors are persons who were either nominated or selected by the board,

  . the consummation of any consolidation or merger in which OraSure Technologies is not the surviving corporation or the sale, lease, exchange or other transfer of all or substantially all of the assets of OraSure Technologies, or

  . the approval by the stockholders of OraSure Technologies of any plan or proposal for the liquidation or dissolution of OraSure Technologies.

  All of the other employment agreements are substantially similar to Mr. Thompson's, with the following exceptions:

  Mr. Gausling will serve as the president and chief operating officer of OraSure Technologies, he will be under the supervision of the chief executive officer of OraSure Technologies and he will be paid a regular salary of $225,000 per year (as compared to his annual salary of $200,000 from STC). Mr. Gausling's house will not be purchased by OraSure Technologies and he will receive no relocation allowance. Mr. Gausling's employment agreement contains the same termination provisions as Mr. Thompson's, except that Mr. Gausling cannot elect to treat a requirement that he regularly report to someone other than the chairman of the board as a termination without cause.

  Mr. Hinchey will serve as the senior vice president of marketing for drugs-of-abuse of OraSure Technologies, he will be under the supervision of the senior vice president of sales and marketing of OraSure Technologies and he will be paid a regular salary of $150,000 per year (as compared to his annual salary of $140,000 from STC). Mr. Hinchey's employment agreement is for a term of two, rather than three, years. Mr. Hinchey's house will not be purchased by OraSure Technologies and he will receive no relocation allowance. Mr. Hinchey's employment agreement contains the same termination provisions as Mr. Thompson's, except that Mr. Hinchey cannot elect to treat a requirement that he regularly report to someone other than the chairman of the board as a termination without cause and he will be paid his salary for 24 months, rather than 36 months, if he elects to treat one of the events described above as a termination without cause.

  Dr. Niedbala will serve as the executive vice president and chief science officer of OraSure Technologies, he will be under the supervision of the chief executive officer of OraSure Technologies and he will be paid a regular salary of $185,000 per year (as compared to his annual salary of $175,000 from STC). Dr. Niedbala's house will not be purchased by OraSure Technologies and he will receive no relocation allowance. Dr. Niedbala's employment agreement contains the same termination provisions as Mr. Thompson's, except that Dr. Niedbala cannot elect to treat a requirement that he regularly report to someone other than the chairman of the board as a termination without cause and he will be paid his salary for 24 months, rather than 36 months, if he elects to treat one of the events described above as a termination without cause.

  Mr. Block will serve as the senior vice president of sales and marketing of OraSure Technologies, he will be under the supervision of the chief executive officer of OraSure Technologies and he will be paid a regular salary of $150,000 per year. Mr. Block's employment agreement is for a term of two, rather than three, years. Mr. Block's house will be purchased by OraSure Technologies at a purchase price equal to the average of three independent appraisals or such other price as is agreed to by OraSure Technologies and Mr. Block. Mr. Block will receive a $30,000 relocation allowance. Mr. Block's employment agreement contains the same termination provisions as Mr. Thompson's, except that Mr. Block cannot elect to treat a requirement that he regularly report to someone other than the chairman of the board as a termination without cause and he will be paid his salary for 24 months, rather than 36 months, if he elects to treat one of the events described above as a termination without cause.

  Dr. George will serve as the senior vice president of research and development, infectious disease, of OraSure Technologies, he will be under the supervision of the chief science officer of OraSure Technologies and he will be paid a regular salary of $150,000 per year. Dr. George's employment agreement is for a term of two, rather than three, years. Dr. George's house will not be purchased by OraSure Technologies and he will receive no relocation allowance. Dr. George's employment agreement contains the same termination provisions as Mr. Thompson's, except that Dr. George cannot elect to treat a requirement that he regularly report to someone other than the chairman of the board as a termination without cause and he will be paid his salary for 24 months, rather than 36 months, if he elects to treat one of the events described above as a termination without cause.

Ownership of Common Stock; Stock Options

  As of August 18, 2000, directors and executive officers of Epitope beneficially owned an aggregate of approximately 1,180,661 shares of Epitope common stock, including options to purchase 893,142 shares of Epitope common stock exercisable within 60 days. These shares collectively constitute approximately 7.0% of the outstanding shares of Epitope common stock.

  As of August 18, 2000, directors and executive officers of STC beneficially owned an aggregate of 2,058,033 shares of STC common stock including 784,706 shares of STC convertible preferred stock, and options to purchase 12,500 shares of STC common stock exercisable within 60 days. These shares collectively constitute approximately 59.3% of the outstanding shares of STC common stock.

Additional Information Concerning the Designees to the Board of Directors

  Following the mergers, OraSure Technologies' board of directors will have seven members, consisting of three individuals designated by Epitope's board of directors and three individuals designated by STC's board of directors and one individual designated by the boards of both Epitope and STC.

  Epitope Designees. The following current directors of Epitope are Epitope's designees for OraSure Technologies' board of directors.

  Robert D. Thompson, age 38, president and chief executive officer of Epitope. Prior to joining Epitope in January 2000, Mr. Thompson was chief operating officer and chief financial officer at LabOne, Inc., a Kansas City, Missouri-based insurance testing laboratory. Mr. Thompson originally joined LabOne as vice president-business development in 1993 and was promoted to chief financial officer, treasurer, and executive vice president, finance, in 1994. He added the title of chief operating officer in 1996. LabOne is one of the pioneers in the use of Epitope's OraSure device for HIV testing in the insurance market and supplies HIV testing services to support Epitope's public health test kit product. Before joining LabOne, Mr. Thompson served as chief financial officer of Metwest, Inc., a Dallas-based clinical laboratory, and worked for seven years as an international business consultant. Mr. Thompson received an M.B.A. degree from Harvard Graduate School of Business Administration and a B.S. degree in Economics from the Wharton School of Business at the University of Pennsylvania.

  Roger L. Pringle, age 59, director of Epitope. Mr. Pringle has been chairman of the board and a member of the board of directors of Epitope since February 1989. Mr. Pringle is president of The Pringle Company, a management consulting firm in Portland, Oregon, which he founded in 1975. Mr. Pringle is also a director of Agritope, Inc. and Bank of the Northwest.

  Frank G. Hausmann, age 42, director of Epitope. Mr. Hausmann has been a member of the board of directors of Epitope since December 1999. Mr. Hausmann has been employed by CenterSpan Communications Corporation, formerly known as Thrustmaster, Inc., since July 1998 and has been its president and chief executive officer since October 1998. He served as vice president, finance and administration and chief financial officer prior to that time. From August 1997 to May 1998, Mr. Hausmann served as vice president, finance and chief financial officer of Atlas Telecom, Inc., a developer of enhanced facsimile and voice-mail solutions, that was experiencing financial difficulties and engaged Mr. Hausmann as part of its efforts to turn around the company. In May 1998, an involuntary bankruptcy case was commenced against Atlas Telecom. From September 1995 to July 1997, he served as vice president, corporate development and general counsel of Diamond Multimedia Systems, Inc., a designer and marketer of computer peripherals such as modems and graphics and sound cards. Mr. Hausmann received B.S. degrees in economics and political science from Willamette University and a J.D. degree from the University of Oregon. He is a member of the Oregon State Bar. Mr. Hausmann is also a director of CenterSpan Communications Corporation.

  STC Designees. The following current directors of STC are STC's designees for OraSure Technologies' board of directors.

  Michael J. Gausling, age 42, president and chief executive officer of STC. Mr. Gausling a co-founder of STC and has served as chairman of the board since 1996, president and chief executive officer since 1990, a director of STC since 1987, and was executive vice president, finance and operations from 1987 to 1990. Prior to forming STC, he had been employed in the area of corporate finance at Procter and Gamble. Mr. Gausling received his B.S.M.E. from Rensselear Polytechnic Institute and his MBA in Finance from Miami University. Mr. Gausling is also a director of Paragon Technologies, Inc. and Keystone Savings Bank.

  William W. Crouse, age 57, Director of STC. Mr. Crouse has been a member of the board of directors of STC since April 1999. Since 1994, Mr. Crouse has served as Managing Director of HealthCare Ventures LLC, a venture capital firm. Mr. Crouse served as Worldwide President of Ortho Diagnostic Systems, and Vice President of Johnson & Johnson International. Mr. Crouse has more than 30 years experience in the pharmaceutical industry. He serves as a director of BioTransplant Incorporated, Dendreon Corporation, The New York Blood Center and Lehigh University. Mr. Crouse received his B.S. in finance and economics from Lehigh University and his M.B.A. from Pace University.

  Michael G. Bolton, age 56, Director of STC. Mr. Bolton has been a member of the board of directors of STC since April 1999 and is a Senior Vice President of Safeguard Scientifics, Inc. Since January 1998, Mr. Bolton has served as the Managing Director of Pennsylvania Early Stage Partners L.P., a Safeguard Scientific's affiliate. Prior to joining Safeguard, Mr. Bolton was an executive at Lehigh University for 25 years. Mr. Bolton was the founding chief executive of the Ben Franklin Technology Center at Lehigh University and co-founder of the NEPA Venture Fund. Mr. Bolton received his B.A. in Economics and his MBA from Lehigh University.

  Joint Designee. The seventh member of OraSure Technologies' board of directors will be selected jointly by the boards of Epitope and STC. No candidate for that seat had been selected as of the date of this joint proxy statement/prospectus. The person who will be elected to this board seat will qualify as an "independent" director under applicable NASD rules and therefore will not be an officer, employee or affiliate of, or have other disqualifying relationships with, either Epitope or STC.

                        THE AGREEMENT AND PLAN OF MERGER

  The following summary of the agreement and plan of merger is qualified by reference to the complete text of the agreement and plan of merger dated as of May 6, 2000, which is incorporated by reference and attached as Annex A.

Structure of the Mergers

  Under the agreement and plan of merger, STC will merge into OraSure Technologies, a newly formed subsidiary of Epitope and, immediately thereafter, Epitope will merge into OraSure Technologies. OraSure Technologies will be the surviving corporation in both of the mergers.

Timing of Closing

  The closing of the mergers will take place on a date mutually agreed upon by Epitope and STC, which will be no later than the third business day after all closing conditions set forth in the agreement and plan of merger have been satisfied or waived. The closing date is expected to be the same date as the date of the stockholder meetings held to approve the mergers. We expect that immediately upon the closing of the mergers, we will file a certificate of merger with respect to the merger of STC into OraSure Technologies with the Secretary of State of the State of Delaware. We will then file a certificate of merger with respect to the merger of Epitope into OraSure Technologies with the Secretary of State of Delaware and articles of merger with respect to the merger with the Secretary of State of the State of Oregon. The effective time of the mergers will either be the time the certificates of merger and the articles of merger are filed, or at such later time as may be specified in the certificates of merger and the articles of merger.

Merger Consideration

  The STC Merger. The agreement and plan of merger provides that, at the effective time of the merger of STC into OraSure Technologies, each share of STC common stock outstanding immediately prior to the effective time of that merger, other than shares as to which appraisal rights have been exercised, will be converted into shares of common stock of OraSure Technologies at an exchange ratio determined as follows:

  (i) if the average Epitope stock price is greater than $13.00, then the exchange ratio will be determined by dividing $260 million by the average Epitope stock price, and then dividing that number by the number of shares of fully diluted STC common stock outstanding;

  (ii) if the average Epitope stock price is equal to or less than $13.00, but equal to or more than $10.00, then the exchange ratio will be determined by dividing 20 million shares by the number of shares of fully diluted STC common stock outstanding; or

  (iii) if the average Epitope stock price is less than $10.00, then the exchange ratio will be determined by dividing $200 million by the average Epitope stock price, and then dividing that number by the number of shares of fully diluted STC common stock outstanding; provided that, if the number you get when you divide $200 million by the average Epitope stock price is greater than 25 million, then such number shall be deemed to be 25 million for the purposes of completing the calculation set forth above.

For purposes of determining the exchange ratio, the following definitions apply:

    "average Epitope stock price" means the average of the closing price per share of Epitope common stock during a 20-day measurement period that ends immediately preceding the third trading day before the date of the stockholder meetings held to approve the mergers; and

    "fully diluted STC common stock outstanding" means the sum of the number of shares of STC common stock outstanding immediately prior to the effective time of the merger of STC into OraSure Technologies and the number of shares of STC common stock underlying all STC options or other rights to purchase or acquire STC common stock.

  The following table sets forth the per share value of the merger consideration to be received by the holders of STC common stock at various average closing prices of Epitope common stock, assuming that the fully diluted STC common stock outstanding immediately prior to the effective time of the mergers is equal to 3,656,876 shares.

      Average Epitope Stock Price     Per Share Consideration     Exchange Ratio
      ---------------------------     -----------------------     --------------
                $15.00                        $71.10                  4.7399

                $14.00                        $71.10                  5.0785

                $13.00                        $71.10                  5.4691

                $12.00                        $65.63                  5.4691

                $11.00                        $60.16                  5.4691

                $10.00                        $54.69                  5.4691

                $ 9.00                        $54.69                  6.0768

                $ 8.00                        $54.69                  6.8364

                $ 7.00                        $47.86                  6.8364

                $ 6.00                        $41.02                  6.8364

  All shares of STC convertible preferred stock will be converted into shares of STC common stock prior to the merger of STC into OraSure Technologies. However, any shares of STC common stock issued and owned or held by STC or OraSure Technologies will be canceled without any payment for those shares.

  Each share of OraSure Technologies common stock outstanding or held in treasury immediately prior to the effective time of the merger of STC into OraSure Technologies will continue to represent one share of common stock of OraSure Technologies.

  OraSure Technologies will not issue any fractional shares. Instead, the company will pay holders of common stock of STC cash equal to the value of any fractional shares computed based on the mean of the high and low sales prices of common stock of OraSure Technologies as reported on the Nasdaq National Market on the first full day on which it is traded after completion of the mergers. Epitope stockholders will not receive fractional shares because their exchange ratio is one-for-one.

  As a result of the merger of STC into OraSure Technologies, all shares of STC common stock and convertible preferred stock will no longer be outstanding.

  The Epitope Merger. The agreement and plan of merger provides that each share of Epitope common stock outstanding immediately prior to the effective time of the merger of Epitope into OraSure Technologies will, at the effective time of that merger, be converted into one share of common stock of OraSure Technologies. However, any shares of Epitope common stock issued and owned or held by Epitope or OraSure Technologies will be canceled without any payment for those shares.

  Each share of OraSure Technologies common stock outstanding or held in treasury immediately prior to the effective time of the merger of Epitope into OraSure Technologies will continue to represent one share of common stock of OraSure Technologies.

  As a result of the merger of Epitope into OraSure Technologies, all shares of Epitope common stock will no longer be outstanding.

Treatment of Stock Options

  The STC Merger. At the effective time of the merger of STC into OraSure Technologies, each outstanding option granted by STC to purchase shares of STC common stock will be converted into an option with respect to common stock of OraSure Technologies, in a manner intended to maintain the aggregate intrinsic value of the converted options. There will be no acceleration in the vesting or exercisability of any such option as a result of the merger of STC into OraSure Technologies. The number of shares of common stock of OraSure

Technologies which any such converted option will pertain to will equal the number of STC shares subject to such award multiplied by the exchange ratio used to determine the merger consideration for the merger of STC into OraSure Technologies, and the exercise price of such award will be the current exercise price of such award divided by the exchange ratio.

  The Epitope Merger. At the effective time of the merger of Epitope into OraSure Technologies, each outstanding option granted by Epitope to purchase shares of Epitope common stock will be converted into an option with respect to common stock of OraSure Technologies, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of common stock of OraSure Technologies to which any such converted option will pertain will be equal to the same number of Epitope shares subject to the option, and the exercise price of the option will remain the per-share exercise price specified in the option. Pursuant to Epitope's 1991 Stock Award Plan and 2000 Stock Award Plan and Mr. Thompson's non-qualified stock option agreement, all outstanding options will immediately vest and become exercisable upon completion of the mergers. In connection with the vesting of these stock options, OraSure Technologies will recognize a one-time, non-cash charge of $665,267 related to deferred compensation in the quarter in which the mergers are consummated. This charge is the total of the unamortized portion of the difference between the original exercise price and the market price at the time the options were issued to each person who received discounted options.

Exchange of Certificates

  OraSure Technologies has appointed ChaseMellon Shareholder Services, L.L.C. exchange agent to handle the exchange of STC and Epitope stock certificates for stock certificates of OraSure Technologies in the mergers and the payment of cash for fractional shares that would otherwise have been issued pursuant to the merger of STC into OraSure Technologies. Soon after the effective time of the mergers, the exchange agent will send to each former STC and Epitope stockholder a letter of transmittal to be used to exchange STC and Epitope stock certificates for shares of OraSure Technologies and, in the case of the STC Merger, to receive cash instead of any fractional shares. The letter of transmittal will contain instructions explaining the procedure for surrendering STC and Epitope stock certificates. You should not return any stock certificates with the enclosed proxy card.

  Holders of STC and Epitope stock who surrender their stock certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of STC or Epitope stock will not be entitled to receive any dividends or other distributions payable by OraSure Technologies after the effective time of the mergers until they surrender their stock certificates in accordance with the exchange agent's instructions.

The Board of OraSure Technologies and Related Matters

  Board of Directors of OraSure Technologies. Epitope and STC have agreed to take the necessary action so that, following the completion of the mergers, the board of directors of OraSure Technologies will consist of seven members, three of whom will be designated by Epitope's board of directors and three of whom will be designated by STC's board of directors, and one of whom will be a person mutually acceptable to the boards of both Epitope and STC. The board of directors of OraSure Technologies will be divided into three classes, with the initial terms of office of the first, second and third classes expiring at the first, second and third annual meetings of the stockholders of OraSure Technologies, respectively. One STC designee and one Epitope designee will be placed in each class of the board of OraSure Technologies.

  Management of OraSure Technologies. The agreement and plan of merger provides that, following the completion of the mergers, the following persons will serve as the principal officers of OraSure Technologies: Mr. Thompson, the president and chief executive officer of Epitope, will serve as the chief executive officer of OraSure Technologies; Mr. Gausling, the president and chief executive officer of STC, will serve as the president and chief operating officer of OraSure Technologies; R. Sam Niedbala, the executive vice president and chief science officer of STC, will serve as executive vice president and chief science officer of OraSure Technologies; J. Richard George, Ph.D., the chief scientific officer of Epitope, will serve as senior vice president of research and development, infectious disease of OraSure Technologies; William
D. Block, the vice president of sales and marketing of Epitope, will serve as senior vice president of sales of OraSure Technologies; William Hinchey, the executive vice president of business development-oral fluid products of STC, will serve as senior vice president of marketing of OraSure Technologies; and Mr. Bergeron, the chief financial officer of Epitope, will become the vice president and chief financial officer of OraSure Technologies for a transitional period. All other management positions of OraSure Technologies will be determined jointly by Mr. Thompson and Mr. Gausling.

  Headquarters of OraSure Technologies. We agreed in the agreement and plan of merger that by January 1, 2001 the principal corporate offices and headquarters of OraSure Technologies will be located in Bethlehem, Pennsylvania.

Name of OraSure Technologies

  We agreed in the agreement and plan of merger that the name of the combined company will be OraSure Technologies, Inc.

Representations and Warranties

  In the agreement and plan of merger, Epitope and STC make customary representations and warranties to each other relating to, among other things:

  . corporate existence and power;

  . corporate authority to enter into, and carry out the obligations under, the agreement and plan of merger and enforceability of the agreement and plan of merger;

  . government approvals and required consents;

  . lack of conflicts with existing agreements;

  . capitalization;

  . in the case of Epitope, documents and other reports that have been or will be filed with the Securities and Exchange Commission;

  . financial statements;

  . absence of undisclosed liabilities;

  . reliability of information to be supplied for this joint proxy statement/prospectus;

  . the absence of material changes and events;

  . the absence of material litigation;

  . taxes;

  . employee benefit plan matters;

  . compliance with laws;

  . licenses, permits and registrations;

  . title to properties;

  . intellectual property;

  . environmental matters;

  . payment of fees to finders or brokers in connection with the agreement and plan of merger;

  . opinions of financial advisors as to fairness of the exchange ratio from a financial point of view as of May 6, 2000;

  . required vote of stockholders of Epitope and STC;

  . board approval and recommendations to stockholders of Epitope and STC;

  . exemption of the mergers from state takeover statutes;

  . accounting for the mergers as a pooling of interests;

  . treatment of the mergers as a tax-free reorganization;

  . restrictions on disposition of stock by affiliates to ensure "pooling of interests," accounting and compliance with federal securities laws;

  . the absence of undisclosed agreements with employees requiring payments as a result of the mergers;

  . the absence of transactions with directors, officers and affiliates not previously disclosed;

  . material contracts;

  . the absence of unlawful payments;

  . insurance; and

  . product liability claims.

  In addition, Epitope also represented to STC that its stockholder rights plan is not applicable to the mergers or the agreement and plan of merger. The agreement and plan of merger also contains representations and warranties relating to the wholly-owned subsidiary of Epitope into which both Epitope and STC will be merged, including due organization, capitalization, corporate authorization, lack of conflicts with existing agreements, no prior business activities and taxes.

  Epitope and STC each represented to the other in the agreement and plan of merger that they are in compliance in all material respects with FDA requirements. The parties obligations to complete the mergers are conditioned upon fulfillment, or waiver, of their respective representations, including this FDA compliance representation, being true in all material respects or that there shall not have been a material adverse action by the FDA that would, or would reasonably be expected to, prohibit or significantly limit the manufacture, sale, promotion or distribution of any products or the operations of either party. STC believes that it currently complies in all material respects with FDA requirements. As disclosed on pages 18 and 19, the FDA questioned Epitope's compliance with regulations relating to "good manufacturing practices." In response to the concerns raised by the FDA, Epitope has already made changes to its systems and procedures in consultation with its outside advisors, intended to bring Epitope into compliance in all material respects with FDA requirements.

  The representations and warranties contained in the agreement and plan of merger do not survive the completion of the mergers.

Covenants

  We have each undertaken to perform covenants set forth in the agreement and plan of merger. The principal covenants are as follows:

  Interim Operations of Epitope and STC. From the date of signing the agreement and plan of merger until the time the mergers are completed or the termination of the agreement and plan of merger, we have each agreed to conduct our business in the ordinary course consistent with past practice, to use commercially reasonable efforts to preserve our current business organizations intact, to maintain in effect all licenses, approvals and other obligations and to preserve our relationships with customers, suppliers and others with whom we do business with the intention that our ongoing business shall not be impaired in any material respect. In addition, each of us has agreed to restrictions, subject to limited exceptions, that prohibit us from taking specified actions, including the following:

  . amend our articles or certificates of incorporation, bylaws or other governing documents;

  . split, combine or reclassify any of our capital stock;

  . declare, set aside or pay any dividends or other distribution;

  . purchase, redeem or otherwise acquire any shares of our capital stock;

  . issue, deliver or sell any shares of our capital stock or options, warrants or other rights to acquire our capital stock other than the options to purchase shares of our common stock in an amount equal to the number of shares underlying options forfeited prior to closing by our employees, under our option plans, and upon exercise of stock options and warrants in accordance with their present terms;

  . amend any term of any of our outstanding securities;

  . incur any capital expenditures except for those contemplated by our capital expenditure budget or those incurred in the ordinary course of business;

  . acquire any assets or equity interests with a fair market value of more than $100,000, excluding amounts contemplated by our capital expenditure budget, but in no event may asset or equity interest acquisitions and budgeted capital expenditures exceed $500,000 in the aggregate;

  . sell, lease, out-license, encumber or otherwise dispose of assets except in the ordinary course of business, assets no longer in use, or assets related to discontinued operations;

  . incur or generate any debt or issue any debt securities, warrants or rights to acquire any debt, make any loans, capital contributions to or investments in any other person, or, except in the ordinary course of business consistent with past practices, guarantee any debt securities or indebtedness of others, in any case, in an amount in excess of $100,000;

  . enter into any agreement or arrangement that restricts or limits us from engaging or competing in any line of business or in any location;

  . enter into, amend, modify or terminate any material agreement except in the ordinary course of business and consistent with past practice;

  . except in the ordinary course of business or as may be required by law or any existing agreement, increase the amount of compensation of any director or executive officer or increase any employee benefits, grant any severance pay to any director, officer or employee, adopt, amend, make a contribution to, or accelerate vesting under any benefit plan, or hire any employee with an annual base salary in excess of $75,000;

  . except as may be required as a result of a change in law or in generally accepted accounting principles, change any of our respective accounting methods or our respective fiscal year;

  . make any material tax election or settle any material income tax liability, other than in the ordinary course of business consistent with past practices;

  . settle or commence any litigation or investigation material to our respective business other than the discharge of various liabilities in the ordinary course of business;

  . enter into any new line of business;

  . amend, modify, or waive any provision of Epitope's stockholder rights plan, other than as required to close the mergers;

  . take any action to redeem Epitope's stock purchase rights under its stockholder rights plan; or

  . agree, commit or resolve to do any of the foregoing.

  No Solicitation. Except as described below, we have agreed that each of us will not directly or indirectly, and we will use our reasonable best efforts to cause each of our officers, directors, employees, agents and representatives, not to, solicit, initiate, or knowingly facilitate or encourage any inquiries or proposals relating to an "acquisition proposal," as defined below, participate in any discussions or negotiations or provide any information regarding any acquisition proposal, grant any waiver or release under any standstill or similar agreement, or enter into any agreement with respect to an acquisition proposal.

  An "acquisition proposal" is:

  . any offer or proposal for a purchase or sale of 10% or more of the assets of Epitope or STC, any purchase or sale of, or tender or exchange offer for, 10% or more of any equity securities of Epitope or STC, or any other similar transaction or series of transactions involving the issuance of more than 10% of the outstanding securities of Epitope or STC; or

  . any offer or proposal for a merger, reorganization, consolidation, share exchange, business combination, recapitalization, issuance of securities, acquisition of securities, liquidation or dissolution or similar transaction involving Epitope or STC, other than a proposal made by the other party or its affiliate.

  However, in response to an unsolicited bona fide written acquisition proposal to acquire Epitope, Epitope may:

  . furnish any information to any person making such acquisition proposal;

  . participate in discussions or negotiations regarding such acquisition proposal; and

  . recommend approval of such acquisition proposal and withdraw its recommendation to approve these mergers.

  In order for Epitope to engage in any of the above activities in response to the unsolicited acquisition proposal:

  . its meeting of stockholders must not have occurred;

  . in order to furnish information or participate in discussions or negotiations as described above, its board of directors must conclude in good faith that the acquisition proposal could reasonably be expected to result in a "superior proposal" as described below;

  . in order to recommend approval of such acquisition proposal or withdraw its recommendation as described above, its board of directors must conclude in good faith that the acquisition proposal constitutes a "superior proposal";

  . prior to providing any information or data to any person in connection with an acquisition proposal, it must receive from that person an executed confidentiality agreement containing terms at least as stringent as the terms contained in the confidentiality agreement Epitope entered into with STC before signing the agreement and plan of merger; and

  . prior to providing any information or data to any person or entering into discussions or negotiations with any person, Epitope must notify STC.

  Epitope has also agreed to promptly keep STC informed of the status and terms of any proposals, offers, discussions or negotiations related to a bona fide unsolicited written acquisition proposal.

  Epitope is not prevented from disclosing to its stockholders its position with respect to an acquisition proposal, or taking other action required, in order to comply with Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934.

  A "superior proposal" is a written proposal made by a third party for:

    (1) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Epitope, as a result of which either:

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      (A) its stockholders before the transaction cease to own at least 50%
    of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity of the surviving or resulting entity; or

      (B) the individuals comprising its board of directors before the transaction do not constitute a majority of the board of directors of the entity surviving or resulting from such transaction, or ultimate parent entity of the surviving or resulting entity;

    (2) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of it and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions; or

    (3) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of its common stock, whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which such party's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such person;

which is otherwise on terms which its board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, after taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the nature of the person making the proposal, would, if consummated, result in a transaction that is more favorable to its stockholders, from a financial point of view, than the merger between Epitope and STC (after giving effect to any revised proposal made by STC during a three business day period after notice thereof), and is reasonably capable of being completed. No acquisition proposal will be deemed a superior proposal if any financing required to complete the contemplated transaction is not committed in writing at the time the Epitope board of directors determines that the proposal is a superior proposal.

  Board of Directors' Covenant to Recommend. We have agreed that each of our respective boards of directors will, subject to its fiduciary duties under applicable law and Epitope's right to pursue the types of bona fide written unsolicited acquisition proposals described above that it receives, recommend to our respective stockholders the adoption and approval of the agreement and plan of merger, and will not, subject to its fiduciary duties under applicable law and Epitope's right to pursue bona fide written unsolicited acquisition proposals of the type described above that it receives, withdraw, modify, or materially qualify in a manner adverse to the other company its recommendation, or to take any action or make any statement in connection with its stockholders' meeting that is materially inconsistent with its recommendation.

Mutual Covenants

  We have also undertaken to perform other covenants relating to our conduct prior to the time the mergers become effective, including those requiring us:

  . to use our reasonable best efforts to take all actions and do all things necessary or advisable under applicable law to complete the mergers and the other transactions contemplated by the agreement and plan of merger as soon as practicable;

  . to prepare the OraSure Technologies registration statement and this joint proxy statement/prospectus and to cause OraSure Technologies to take any required action under state securities laws in connection with the issuance of OraSure Technologies common stock in the mergers;

  . to notify each other of the time the registration statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of qualification of the shares in any jurisdiction, or any request by the SEC for amendment of this joint proxy statement/prospectus or comments on this joint proxy statement/prospectus, responses to those comments or requests from the SEC for additional information;

  . to notify each other if information in this joint proxy statement/prospectus becomes or is discovered to be misleading;

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  . to cooperate to make any required governmental filing and to obtain all required third-party consents;

  . to cooperate to set a mutually acceptable date for the special meetings;

  . to give notice of and convene meetings of our stockholders to consider and vote upon adoption and approval of the agreement and plan of merger and the mergers;

  . to permit the other party to review any communication given by us to any governmental entity or in connection with any proceeding by a private party and give the other party the opportunity to attend, and participate in, any such proceeding;

  . to use our reasonable best efforts to cause the OraSure Technologies common stock to be issued in the mergers to be approved for listing on the Nasdaq National Market; and

  . to consult with one another before issuing a press release or making any public statement regarding the agreement and plan of merger, except as required by applicable law or any listing agreement with the National Association of Securities Dealers.

  Access to Information. We have agreed to provide each other with access to our offices and information, with such information to be held subject to our obligations of confidentiality undertaken in connection with the agreement and plan of merger.

  Notification of Certain Matters. We have agreed to notify each other of:

  . the receipt of any notice or communication from a third party alleging that their consent is required in connection with the agreement and plan of merger;

  . any communication from a governmental entity with respect to the transactions contemplated by the agreement and plan of merger;

  . any actions, suits or investigations commenced or, to the knowledge of the party, threatened, against the party; and

  . such party's obtaining knowledge of any occurrence causing a representation or warranty to be untrue or inaccurate in any material respect or causing the material failure of a party to comply with a covenant or condition of the agreement and plan of merger.

  Tax and Accounting Treatment. Each party has agreed that it will use it best efforts to cause the mergers to receive tax-free treatment, other than the taxes resulting from the payment of cash instead of issuing fractional shares, as described in this joint proxy statement/prospectus in the section entitled "The Mergers--Material United States Federal Income Tax Consequences of the Mergers" beginning on page 36, and to qualify for "pooling of interests" accounting treatment, as described in the section entitled "The Mergers-- Accounting Treatment" beginning on page 42.

  Confidentiality. We have each agreed that we will hold, and will cause our representatives to hold, in confidence, all information received in connection with the transactions contemplated by the agreement and plan of merger. We have agreed not to use the confidential material for any purpose other than the purpose of the transactions contemplated by the agreement and plan of merger. We have also agreed that the confidential information will only be disclosed to representatives on a need to know basis and each such representative will be informed of its obligation to keep the information confidential. If we are required by law to disclose the confidential information, we have agreed to promptly notify the party disclosing the information so that they may seek an appropriate protective order preventing such disclosure. We will not be subject to these obligations with respect to any information:

  . that is or becomes generally available to the public other than as a result of a disclosure by one of us in connection with the agreement and plan of merger;

  . that was previously available to us on a non-confidential basis; or

  . that becomes available to us on a non-confidential basis from an outside source that is not known to the party receiving the information to be contractually or legally prohibited from disclosing the information.

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

  If the agreement and plan of merger is terminated, we have agreed that we will use our best efforts to cause the documents and other materials subject to such confidentiality obligations to be destroyed or returned.

  Insurance and Indemnification. OraSure Technologies has agreed to:

  . assume several indemnification agreements of Epitope and STC for their respective officers and directors, which agreements will survive the mergers and continue in effect for the longer of six years or until the final disposition of any claim made pursuant to such agreements;

  . indemnify and hold harmless all past and present directors, officers and employees of STC and Epitope and its subsidiaries, to the fullest extent permitted by Delaware law, for acts or omissions occurring on or before the mergers, including reimbursement for all expenses incurred in connection with any action, proceeding or investigation arising from such acts or omissions; and

  . cause to be maintained for a period of six years after the mergers policies of directors' and officers' liability insurance and fiduciary liability insurance covering the directors and officers of STC and Epitope similar in scope and coverage to that maintained by STC and Epitope.

Conditions

  Each of our respective obligations to complete the mergers are subject to the satisfaction or waiver of various conditions, the most significant of which are:

  . the adoption and approval of the agreement and plan of merger by the STC stockholders and the Epitope stockholders;

  . the approval for listing on the Nasdaq National Market the common stock of OraSure Technologies to be issued in the mergers;

  . the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act which expired on July 1, 2000;

  . the receipt of all other governmental and regulatory consents, approvals and authorizations necessary for the mergers and the issuance of common stock in the mergers, unless not obtaining those consents or approvals would not reasonably be expected to have a material adverse effect on OraSure Technologies and its subsidiaries, taken together, after the mergers;

  . the absence of any law, order or injunction prohibiting completion of the mergers or which otherwise would reasonably be expected to have a material adverse effect on OraSure Technologies and its subsidiaries, taken together, after the mergers;

  . receipt by each of Epitope and STC from their respective independent accountants of a letter concurring with the conclusions of their clients' management that no condition exists that would preclude OraSure Technologies from accounting for the mergers of Epitope and STC into OraSure Technologies as a "pooling of interests" in conformity with generally accepted accounting principles and applicable rules of the Securities and Exchange Commission.

  The obligations of STC on one hand, and Epitope on the other, to consummate the mergers of STC and Epitope into OraSure Technologies are also subject to the fulfillment, on or before the time the mergers are completed, of the following additional conditions, unless waived in writing:

  . the performance by the other party in all material respects of all obligations required to performed by it;

  . the representations and warranties of the other party being true in all material respects as if they were made on the closing date of the mergers;

  . the receipt of an opinion from its counsel to the effect that the merger of STC into OraSure Technologies or the merger of Epitope into OraSure Technologies, as the case may be, will qualify as a tax free reorganization within the meaning of federal income tax laws and that each of Epitope, STC and OraSure Technologies will be a party to such reorganization;

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

  . the receipt of all required employment and affiliate agreements;

  . in the case of Epitope, the opinion of Epitope's financial advisor attached as Annex B not being withdrawn or materially modified in an adverse manner;

  . the Food and Drug Administration having taken no adverse action prohibiting or significantly limiting the manufacture, sale, promotion or distribution of any products of STC or Epitope, as the case may be or their respective operations; and

  . the absence of any material adverse change in the financial condition, results of operations, cash flows, assets, liabilities, business or prospects of STC or Epitope, as the case may be.

  It is a further condition to the obligations of STC that, at the time the mergers are to be completed, no event has occurred that would trigger a distribution of rights under Epitope's stockholder rights plan or that would make such rights exercisable. It is a further condition to Epitope's obligations that, at the time the mergers are to be completed, the holders of all shares of the convertible preferred stock of STC have converted such shares into common stock of STC.

Termination of the Agreement and Plan of Merger

  Termination by Epitope or STC. Either one of us may terminate the agreement and plan of merger and abandon the mergers at any time prior to the time the mergers are completed if:

  . both of us agree to terminate effective by mutual written agreement;

  . the mergers have not been completed by October 31, 2000, provided that the terminating party's breach of or failure to fulfill any obligation under the agreement and plan of merger is not the cause of the mergers not being completed;

  . a law or regulation makes consummation of the mergers illegal;

  . a court order or ruling of another governmental entity permanently prohibiting the completion of the mergers becomes final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to avoid or remove such prohibition; or

  . Epitope's stockholders fail to approve the agreement and plan of merger.

  Termination by Epitope. Epitope may terminate the agreement and plan of merger and abandon the mergers at any time prior to the time the mergers are completed if:

  . the board of directors of STC amends, withdraws or materially qualifies in any manner adverse to Epitope its recommendation to its stockholders for adoption of the agreement and plan of merger or takes any action or makes any statement in connection with the STC stockholders meeting materially inconsistent with such recommendation, or has resolved or publicly proposed to take such action;

  . the board of directors of STC approves, endorses or recommends another proposal to its stockholders;

  . STC or one of its affiliates willfully and materially breaches its obligations with respect to alternate acquisition proposals;

  . STC breaches any representation, warranty or covenant that will cause a condition to closing not to be satisfied before the earlier of 20 business days written notice thereof or October 31, 2000;

  . a tender or exchange offer relating to the securities of STC has commenced and STC has not sent a statement recommending rejection of such tender or exchange offer to its security holders within ten business days after the commencement of such tender or exchange offer; or

  . prior to the required approval of its stockholders, Epitope enters into a definitive agreement for a superior proposal for Epitope and the agreement and plan of merger is terminated, provided that Epitope complied with the terms of the agreement and plan of merger with respect to the superior proposal, Epitope's board of directors determined in good faith, after taking into account any revised proposal by STC during a three business day period after notice thereof, that an acquisition proposal is a superior proposal and Epitope makes the payment and reimbursement described below.

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

  Termination by STC. STC may terminate the agreement and plan of merger and abandon the mergers at any time prior to the time the mergers are completed if:

  . The board of directors of Epitope amends, withdraws or materially qualifies in a manner adverse to STC its recommendation to its stockholders for adoption of the agreement and plan of merger or takes any action or makes any statement in connection with the Epitope stockholders meeting materially inconsistent with such recommendation, or has resolved or publicly proposed to take such action;

  . Epitope's board of directors approves, endorses or recommends another proposal to its stockholders;

  . Epitope or one of its affiliates willfully and materially breaches its obligations with respect to alternate acquisition proposals;

  . Epitope breaches any representation, warranty or covenant that will cause a condition to closing not to be satisfied before the earlier of 20 business days written notice thereof or October 31, 2000;

  . a tender or exchange offer relating to the securities of Epitope has commenced and Epitope has not sent a statement recommending rejection of such tender or exchange offer to its security holders within ten business days after the commencement of such tender or exchange offer;

  . the rights issued under Epitope's stockholder rights plan have become exercisable or such plan has otherwise been triggered or a distribution has otherwise occurred under such plan;

  . the average closing stock price of Epitope during a 20-day period ending three days prior to the time the mergers are completed is less than $6.00 per share; or

  . the Epitope meeting of stockholders is canceled or is otherwise not held or a final vote of Epitope's stockholders has not been taken with respect to the merger prior to October 31, 2000, except as a result of a judgment, injunction, order or decree of any competent authority or events or circumstances beyond the reasonable control of Epitope.

  In addition, the agreement and plan of merger will automatically terminate if the transactions contemplated by it are enjoined by a court of competent jurisdiction for a period extending beyond 90 days.

Fees and Expenses Payable by Epitope Because of a Termination

  Epitope has agreed to pay STC a termination fee in the following amounts in the following circumstances:

  . Epitope will pay a termination fee to STC in an amount equal to $3,000,000 if the agreement and plan of merger is terminated by STC because:

    (a) Epitope's board of directors has adversely changed its recommendation, or fails to include in this joint proxy statement its recommendation, to its stockholders for adoption of the agreement and plan of merger;

    (b) Epitope's board of directors recommends, approves or endorses another acquisition proposal to its stockholders;

    (c) a tender or exchange offer relating to the securities of Epitope has commenced and Epitope has not sent a statement recommending rejection of such tender or exchange offer to its security holders within ten business days after the commencement of the tender or exchange offer;

    (d) Epitope or its board of directors or any committee thereof shall have resolved to do or permit any of the foregoing; or

    (e) the Epitope meeting of stockholders is canceled or is otherwise not held or a final vote of Epitope's stockholders has not been taken with respect to the mergers prior to October 31, 2000, except as a result of a judgment, injunction, order or decree of any competent authority or events or circumstances beyond the reasonable control of Epitope.

  . Epitope will make an additional payment of $2,000,000 to STC and will reimburse STC for its reasonable expenses incurred in connection with the mergers up to a maximum of $1,000,000 if:

    (a) an acquisition proposal had been made prior to the actions set out in subparagraphs (a)--(e) above; and

    (b) within twelve months following the termination of the agreement and plan of merger by STC, Epitope enters into a definitive agreement with the party that made such acquisition proposal.


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

  . Epitope will pay a termination fee to STC in an amount equal to $5,000,000 and will reimburse STC for its reasonable expenses incurred in connection with the mergers up to a maximum of $1,000,000 if the following circumstances occur:

    (a) the agreement and plan of merger is terminated by Epitope because, prior to the required approval of its stockholders, Epitope's board of directors has entered into a definitive agreement for a superior proposal (as described above),

    (b) Epitope has given STC three business days to negotiate a revised transaction with it and the Epitope board of directors concludes in good faith, after taking into account any revised proposal by STC, that it has received a superior proposal from a third party; and

    (c) Epitope has complied with the restrictions on soliciting or encouraging acquisition proposals from third parties.

  . The $5,000,000 termination fee and $1,000,000 expense reimbursement referred to above will be reduced to the extent any termination fee or expense reimbursement has already been paid to STC by Epitope for any reason.

Fees and Expenses Generally

  Except as described above, all fees and expenses incurred in connection with the agreement and plan of merger will be paid by the party incurring such fees and expenses.

Amendments and Waivers

  Any provision of the agreement and plan of merger may be amended or waived by the parties at any time before or after the stockholders' meetings. However, no amendment or waiver requiring stockholder approval (generally those representing material changes) shall be made after the stockholders' meetings without the further approval of such stockholders. If a provision of the agreement and plan of merger is amended or waived prior to the meetings, we would anticipate, to the extent required by applicable law, preparing and mailing to stockholders an amendment or supplement to this proxy statement and resoliciting proxies for use at the meetings. All amendments to the agreement and plan of merger must be in writing signed by each party. All waivers must be in writing and signed by the party against whom the waiver is to be effective.

  A vote for the adoption of the agreement and plan of merger by STC stockholders also constitutes approval for STC to exercise its walk-away right in the event Epitope's stock price falls below $6.00 per share. STC does not intend to resolicit proxies in connection with its determination of whether to exercise its walk-away right. STC's determination of whether or not to exercise its walk-away right will be based upon its board's careful consideration, consistent with such board's fiduciary duties to STC stockholders, of the impact of the decrease in the price of Epitope stock on the valuation of STC's business in the merger and other strategic alternatives to the merger which may then be available to STC, including consideration of whether STC should continue as a separate company, seek other possible merger opportunities, undertake an initial public offering of its securities or other possible alternatives.

  Epitope and STC have agreed to use their reasonable best efforts to cause the mergers to qualify as a pooling of interests. While it is not expected that either STC or Epitope would waive or modify the provisions of the agreement and plan of merger requiring receipt of the letters from the accounting firms concurring with their client's management to account for the merger as a pooling of interests, it is permitted by the agreement. If a waiver of that condition occurs, we would anticipate preparing an amendment or supplement to this proxy statement and resoliciting proxies for use at the meetings of stockholders.

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                 STOCKHOLDER AGREEMENTS AND VOTING INDICATIONS

  The following information relating to the stockholder agreements is not intended to be a complete description of all of the information relating to the stockholder agreements, but is intended to include the material terms of the stockholder agreements.

  As a condition to the execution by STC and Epitope of the agreement and plan of merger, some of the stockholders of Epitope, including members of management and the board of directors, entered into stockholder agreements for the benefit of STC and some of the stockholders of STC, including members of management and the board of directors, entered into stockholder agreements for the benefit of Epitope.

  Pursuant to the stockholder agreements, the stockholders agreed to vote their shares of STC and Epitope common stock in favor of adoption of the agreement and plan of merger and granted irrevocable proxies in support of such voting agreements. Any transferee of their shares are subject to such voting agreements and irrevocable proxies. The obligations under the stockholder agreements terminate automatically upon the termination of the agreement and plan of merger.

  The obligations of these stockholders in the stockholder agreements will not be affected if the price of Epitope stock falls below $6.00 per share, but will terminate if STC, in that event, exercises its walk-away right in the agreement and plan of merger.

  The following holders of STC securities, representing 1,985,270 shares or approximately 64.5% of its outstanding voting stock, are parties to stockholder agreements for the benefit of Epitope: HealthcareVentures V, LP; Michael J. Gausling; William M. Hinchey; Pennsylvania Early Stage Partners, L.P.; Raymond
S. Niedbala; The Michael J. Gausling Grantor Retained Annuity Trust Dated April 28, 2000; The Mike Gausling Irrevocable Education Trust Dated April 28, 2000; The Raymond S. Niedbala 2000 Grantor Retained Annuity Trust Dated April 28, 2000; The Raymond S. Niedbala Family Trust Dated April 28, 2000; The William M. Hinchey 2000 Grantor Retained Annuity Trust Dated April 27, 2000; and The William M. Hinchey Irrevocable Education Trust Dated April 27, 2000.

  The following holders of Epitope common stock, representing 572,261 shares or approximately 3.4% of its outstanding common stock, are parties to stockholder agreements for the benefit of STC: Roger Pringle and Andrew Goldstein.

  Sawtooth Capital Management, the owner of approximately 15% of Epitope's common stock, has informed Epitope that it plans to vote for approval of the agreement and plan of merger.

  As of August 18, 2000 Epitope directors and executive officers beneficially owned 1,180,661 shares of Epitope common stock, including 893,142 shares subject to options exercisable within 60 days. These shares represent approximately 7% of the outstanding shares of Epitope common stock as of August 18, 2000. These individuals have indicated that they intend to vote all of these shares which are outstanding as of the record date in favor of the Epitope Proposal.

  As of August 18, 2000 STC directors and executive officers beneficially owned 2,030,779 shares of STC voting stock. These shares represent approximately 65.9% of the votes entitled to be cast as of the record date. These individuals have indicated that they intend to vote all of the above shares which are outstanding as of the record date in favor of the STC Proposal.

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                         OPINIONS OF FINANCIAL ADVISORS

Opinion of Financial Advisor to Epitope

  Epitope engaged Deutsche Banc Alex. Brown to act as its exclusive financial advisor in connection with the mergers. On May 6, 2000, at a meeting of the Epitope board of directors held to evaluate the proposed mergers, Deutsche Banc Alex. Brown rendered an oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Epitope. Deutsche Banc Alex. Brown's opinion addressed the fairness of the exchange ratio, from a financial point, to Epitope rather than Epitope's stockholders since STC is a privately held company and the exchange ratio, which reflects the number of shares of OraSure Technologies common stock to be received by STC stockholders, will be determined based on Epitope's closing stock price as though Epitope were the issuer, or "acquiror," in the mergers.

  The full text of Deutsche Banc Alex. Brown's written opinion dated May 6, 2000, which describes the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B and is incorporated into this document by reference. Deutsche Banc Alex. Brown's opinion is addressed to the Epitope board of directors and relates only to the fairness, from a financial point of view, to Epitope of the exchange ratio. The opinion does not address the merits of the underlying decision by Epitope to engage in the mergers and does not constitute a recommendation to any stockholder as to how to vote with respect to matters relating to the proposed mergers. The summary of Deutsche Banc Alex. Brown's opinion described below is qualified in its entirety by reference to the full text of its opinion.

  In connection with Deutsche Banc Alex. Brown's role as Epitope's financial advisor, and in arriving at its opinion, Deutsche Banc Alex. Brown:

  . reviewed publicly available financial and other information concerning
    Epitope, financial and other information concerning STC and internal analyses and other information which Epitope, STC and their advisors furnished to or discussed with Deutsche Banc Alex. Brown;

  . held discussions with members of Epitope's and STC's senior managements regarding the business and prospects of their companies and the joint prospects of OraSure Technologies;

  . reviewed the reported prices and trading activity for Epitope common stock;

  . compared financial and stock market information for Epitope and financial and other information for STC with similar information for other companies whose securities are publicly traded;

  . reviewed the financial terms of recent business combinations which Deutsche Banc Alex. Brown deemed comparable in whole or in part;

  . reviewed the terms of the agreement and plan of merger; and

  . performed other studies and analyses and considered other factors as Deutsche Banc Alex. Brown deemed appropriate.

  Deutsche Banc Alex. Brown did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Banc Alex. Brown, concerning Epitope, STC or OraSure Technologies, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Deutsche Banc Alex. Brown assumed and relied upon the accuracy and completeness of all information that it reviewed and did not conduct a physical inspection of any of the properties or assets, or prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Epitope or STC. With respect to the financial forecasts and projections relating to Epitope and STC that were made available to Deutsche Banc Alex. Brown and used in its analyses, including forecasts of synergies expected to be achieved as a result of the mergers, Epitope and STC advised Deutsche Banc Alex. Brown, and Deutsche Banc Alex. Brown assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Epitope's and STC's managements. Deutsche Banc Alex. Brown's opinion was necessarily based on economic, market and other conditions existing on, and the information made available to Deutsche Banc Alex. Brown as of, the date of its opinion.

  For purposes of rendering its opinion, Deutsche Banc Alex. Brown assumed that, in all respects material to its analysis, the representations and warranties of Epitope, STC and OraSure Technologies contained in the agreement and plan of merger were true and correct, Epitope, STC and OraSure Technologies will each perform all of the covenants and agreements to be performed by it under the agreement and plan of merger and all conditions to the obligations of each of Epitope, STC and OraSure Technologies to consummate the mergers will be satisfied without any waiver. Deutsche Banc Alex. Brown also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the mergers will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Epitope or STC is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Epitope or STC or materially reduce the contemplated benefits of the mergers to Epitope.

  Epitope informed Deutsche Banc Alex. Brown, and for purposes of rendering its opinion Deutsche Banc Alex. Brown assumed, that the mergers are expected to qualify as tax-free reorganizations for federal income tax purposes and be accounted for as a poolings of interests. In connection with its opinion, Deutsche Banc Alex. Brown was not authorized to, and did not, solicit interest from any third party with respect to the acquisition of all or a part of Epitope. Deutsche Banc Alex. Brown expressed no opinion as to the price at which OraSure Technologies common stock will trade at any time. No other instructions or limitations were imposed by Epitope on Deutsche Banc Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

  The following is a summary of the material financial analyses performed by Deutsche Banc Alex. Brown in connection with its opinion to the Epitope board of directors dated May 6, 2000. The financial analyses summarized below include information presented in tabular format. In order to fully understand Deutsche Banc Alex. Brown's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Banc Alex. Brown's financial analyses. Unless otherwise noted, calculations utilizing the exchange ratio refer to an implied exchange ratio of 5.5x based on the closing price per share of Epitope common stock on May 4, 2000 of $11.50.

Contribution Analysis.

  Deutsche Banc Alex. Brown analyzed the contributions of Epitope and STC to OraSure Technologies' latest 12 months and estimated calendar years 2000 and 2001 revenues, and estimated calendar years 2000 and 2001 earnings before interest and taxes, commonly referred to as EBIT, earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and net income. Estimated financial data for Epitope and STC were based on internal estimates of or discussions with Epitope's and STC's managements. Based on the exchange ratio and the closing price of Epitope common stock on May 4, 2000 of $11.50, this analysis indicated contribution reference ranges for Epitope of approximately 38.4% to 59.6% and for STC of approximately 40.4% to 61.6%, as compared to the pro forma equity ownership in OraSure Technologies of Epitope's stockholders of approximately 47.9% and of STC's stockholders of approximately 52.1%. Deutsche Banc Alex. Brown also analyzed Epitope's contribution based on the exchange ratio and closing prices of Epitope common stock of $8.00 and $13.00, which represents the collar. This analysis indicated a contribution reference range for Epitope of approximately 38.4% to 59.6%, as compared to the pro forma equity ownership in OraSure Technologies of Epitope's stockholders of approximately 41.2% to 48.3%.

Analysis of Selected Public Companies.

  Deutsche Banc Alex. Brown compared financial information for STC and financial and stock market information for Epitope and the following five selected publicly held companies in the medical device industry:

    . Biosite Diagnostics, Inc.
    . Epitope

    . IGEN International, Inc.
    . i-Stat Corporation
    . LifePoint, Inc.

Deutsche Banc Alex. Brown reviewed technology values, calculated as equity market value, plus debt, less cash, as multiples of latest 12 months and estimated calendar years 2000 and 2001 revenues. All multiples were based on closing stock prices on May 4, 2000. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Epitope and STC were based on internal estimates of or discussions with Epitope's and STC's managements. Deutsche Banc Alex. Brown then compared the technology value multiples derived from the selected companies with corresponding multiples for STC implied by the exchange ratio. Deutsche Banc Alex. Brown also compared the technology value multiples derived from the selected companies, excluding Epitope, with corresponding multiples implied for Epitope based on the closing price of Epitope common stock on May 4, 2000. This analysis indicated the following range of implied technology value multiples for the selected companies, as compared to the multiples for STC implied by the exchange ratio and the multiples for Epitope based on the closing price of Epitope common stock on May 4, 2000:

                                              Implied
                                                STC
                                             Multiples  Epitope Multiples
                                  Multiples  Based on       Based on
                                 of Selected Exchange      May 4, 2000
                                  Companies    Ratio   Closing Stock Price
                                 ----------- --------- -------------------
   Technology Values:            Mean Range
   ------------------            ---- ------
   Latest 12 months revenues     13x  5x-20x    15x            18x
   Estimated calendar year 2000
    revenues                      9x  7x-12x    12x            12x
   Estimated calendar year 2001
   revenues                       6x  4x-9x      8x             9x

The analysis described above yielded an implied equity reference range for STC on a revenue basis of approximately $75.6 million to $304.5 million, as compared to the equity reference range implied for STC based on the collar of $200.0 million to $260.0 million. This analysis also indicated an equity value implied for STC based on the closing price of Epitope common stock on May 4, 2000 of $230.0 million.

Analysis of Selected Precedent Transactions.

  Deutsche Banc Alex. Brown reviewed the purchase prices and implied transaction multiples in the following 10 selected transactions in the medical device industry:

   Acquiror                                 Target
   --------                                 ------
   . Guidant Corporation                    Cardio Thoracic Systems, Inc.
   . Tyco International Ltd.                General Surgical Innovations, Inc.
   . Abbott Laboratories                    Perclose, Inc.
   . AutoCyte, Inc.                         NeoPath, Inc.
   . Eclipse Surgical Technologies, Inc.    Cardiogenesis Corp.
   . Guidant Corporation                    InControl Corp.
   . Guidant Corporation                    Endovascular Technologies, Inc.
   . Johnson & Johnson                      Biopsys Medical, Inc.
   . Pfizer Inc.                            Corvita Corporation
   . Medtronic, Inc.                        InStent, Inc.

Deutsche Banc Alex. Brown also reviewed the purchase prices and implied transaction multiples in the following 11 selected transactions in the life sciences industry:

   Acquiror                         Target
   --------                         ------
   . PE Corp.--PE Biosystems Group  Third Wave Technologies Inc.
   . Baxter International Inc.      North American Vaccine, Inc.
   . Genzyme Corporation            Cell Genesys, Inc.
   . Invitrogen Corporation         NOVEX
   . Mylan Laboratories Inc.        Penederm Inc.

   . Incyte Pharmaceuticals, Inc.       Synteni, Inc.
   . Arris Pharmaceuticals Corporation  Sequana Therapeutics, Inc.
   . Medarex, Inc.                      Genpharm International, Inc.
   . Millennium Pharmaceuticals, Inc.   ChemGenics Pharmaceuticals, Inc.
   . Sandoz AG                          Genetic Therapy, Inc.
   . Glaxo Plc                          Affymax N.V.

Deutsche Banc Alex. Brown reviewed technology values in the selected transactions as multiples of latest 12 months revenues. All multiples were based on publicly available information at the time of announcement of the relevant transaction. Deutsche Banc Alex. Brown then compared the technology value multiples derived from the selected transactions with corresponding multiples for STC implied by the exchange ratio. This analysis indicated the following range of implied technology value multiples for the selected transactions, as compared to the multiples for STC implied by the exchange ratio based on the closing price of Epitope common stock on May 4, 2000:

                                                           Implied
                                                             STC
                                Selected                  Multiples
                                 Medical    Selected Life Based on
                                 Device       Sciences    Exchange
                              Transactions  Transactions    Ratio
                              ------------- ------------- ---------
   Technology Values:         Mean   Range  Mean   Range
   ------------------         ----- ------- ----- -------
   Latest 12 months revenues   18x   9x-40x  18x   2x-42x    15x

The analysis described above yielded implied equity reference ranges for STC on a revenue basis of approximately $136.1 million to $599.6 million in the case of the selected medical device transactions and approximately $36.2 million to $630.9 million in the case of the selected life sciences transactions, as compared to the equity reference range implied for STC based on the collar of $200.0 million to $260.0 million. This analysis also indicated an equity value implied for STC based on the closing price of Epitope common stock on May 4, 2000 of $230.0 million.

Discounted Cash Flow Analyses.

  Deutsche Banc Alex. Brown performed separate discounted cash flow analyses of Epitope and STC to estimate the present value of the unlevered, after-tax free cash flows that Epitope and STC could each generate on a standalone basis during estimated calendar years 2000 through 2004. Estimated financial data used in these analyses were based on internal estimates of or discussions with Epitope's and STC's managements. The range of estimated terminal values for Epitope and STC was calculated by applying terminal value multiples ranging from 10.0x to 14.0x to Epitope's and STC's estimated fiscal year 2004 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 15.0% to 19.0%. This analysis yielded the following approximate implied equity reference range for STC, as compared to the equity value for STC implied by the exchange ratio based on the collar as well as the closing price of Epitope common stock on May 4, 2000:

                                            Implied STC Equity Value
                             ---------------------------------------------------------
                                                                      Based on Epitope
   Implied STC Equity                                                 Closing Price on
   Reference Range                       Based on Collar                May 4, 2000
   ------------------        ---------------------------------------- ----------------
   $169.9 million to $270.0
    million                      $200.0 million to $260.0 million      $230.0 million

This analysis also yielded the following approximate implied equity reference range for Epitope, as compared to the implied equity value for Epitope based on the closing price of Epitope common stock on May 4, 2000:

   Implied Epitope Equity        Implied Equity Value of Epitope
   Reference Range           Based on May 4, 2000 Closing Stock Price
   ----------------------    ----------------------------------------
   $144.4 million to $215.8
    million                               $211.7 million

  Deutsche Banc Alex. Brown also performed a discounted cash flow analysis of OraSure Technologies based on the methodology described above in its discounted cash flow analyses of Epitope and STC on a standalone basis, after giving effect to cost savings and other potential synergies anticipated by Epitope's and STC's managements to result from the mergers. Estimated financial data used in this analysis were based on internal estimates of or discussions with Epitope's and STC's managements. Utilizing a discount rate of 17.0%, which reflects the midpoint of the discount rate range used in the standalone discounted cash flow analyses, Deutsche Banc Alex. Brown compared the implied equity reference range of Epitope derived from the standalone discounted cash flow analyses to the implied equity reference range for OraSure Technologies based on Epitope's stockholders' percentage interest in OraSure Technologies. This analysis indicated a higher implied equity reference for Epitope after giving effect to the mergers relative to the implied equity reference range for Epitope on a standalone basis.

Pro Forma Merger Analysis.

  Deutsche Banc Alex. Brown analyzed the potential pro forma financial impact of the mergers on Epitope's estimated earnings per share for fiscal years 2000 and 2001, both before and after giving effect to cost savings and other potential synergies anticipated by Epitope's and STC's managements to result from the mergers, with particular focus on fiscal year 2001, the first year in which Epitope's and STC's managements expect cost savings and other synergies to be realized. Estimated financial data used in this analysis were based on internal estimates of or discussions with Epitope's and STC's managements. Based on the collar as well as the closing price of Epitope common stock on May 4, 2000, the results of the pro forma merger analysis suggested that the mergers would be dilutive to Epitope's earnings per share in fiscal year 2001 before giving effect to potential synergies and other cost savings and accretive to Epitope's earnings per share in fiscal year 2001 after giving effect to potential synergies and other cost savings. The actual operating or financial results achieved by OraSure Technologies may vary from projected results and the variations may be material as a result of business and operational risks, the timing and amount of synergies, the costs associated with achieving synergies and other factors.

Other Factors.

  In rendering its opinion, Deutsche Banc Alex. Brown also reviewed and considered other factors, including:

  . historical market prices and trading volumes for Epitope common stock and the relationship between movements in Epitope common stock, the common stock of selected diagnostic companies and the NASDAQ index; and

  . ownership profiles of Epitope and STC.

  The above summary is not a complete description of Deutsche Banc Alex. Brown's opinion to the Epitope board of directors or the financial analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Deutsche Banc Alex. Brown believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Deutsche Banc Alex. Brown's analyses and opinion.

  In performing its analyses, Deutsche Banc Alex. Brown considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Epitope and STC. No company, transaction or business used in the analyses as a comparison is identical to Epitope, STC or the mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

  The estimates contained in Deutsche Banc Alex. Brown's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Deutsche Banc Alex. Brown's analyses and estimates are inherently subject to substantial uncertainty.

  The type and amount of consideration payable in the mergers was determined through negotiation between Epitope and STC. Although Deutsche Banc Alex. Brown provided financial advice to Epitope during the course of negotiations, the decision to enter into the mergers was solely that of the Epitope board of directors. Deutsche Banc Alex. Brown's opinion and financial analyses were only one of many factors considered by the Epitope board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the Epitope board of directors or management with respect to the exchange ratio or the mergers.

  Deutsche Banc Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. Epitope selected Deutsche Banc Alex. Brown based on Deutsche Banc Alex. Brown's reputation and expertise. In the ordinary course of business, Deutsche Banc Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of Epitope for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities, instruments or obligations.

  Under the terms of Deutsche Banc Alex. Brown's engagement, Epitope has agreed to pay Deutsche Banc Alex. Brown for its services upon completion of the mergers an aggregate financial advisory fee of $1.8 million. In addition, Epitope has agreed to reimburse Deutsche Banc Alex. Brown for its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Deutsche Banc Alex. Brown and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, Deutsche Banc Alex. Brown's engagement.

Opinion of Financial Advisor to STC

  STC engaged Robertson Stephens to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to STC and the "Holders of STC common stock." The "Holders of STC common stock" is defined in Robertson Stephens' written opinion letter dated May 9, 2000 as all holders of STC common stock other than Epitope, OraSure Technologies, any affiliates of Epitope or OraSure Technologies, holders of dissenting shares or any holders of STC common stock who are officers or directors (or who have representatives serving as directors) of STC.

  On May 6, 2000, at a meeting of the STC board held to evaluate the proposed mergers, Robertson Stephens delivered to STC's board its opinion subsequently confirmed in writing that, as of May 6, 2000 and based on the matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio was fair from a financial point of view to STC and the Holders of STC common stock. The exchange ratio was determined through negotiations between the respective managements of STC and Epitope. Robertson Stephens was not asked by, and did not recommend to, STC that any specific exchange ratio constituted the appropriate exchange ratio for the mergers.

  You should consider the following when reading the discussion of the opinion of STC's financial advisor in this document:

  . We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Annex C to this joint proxy statement/prospectus and is incorporated by reference.

  . The following description of the Robertson Stephens opinion is qualified by reference to the full opinion located in Annex C to this joint proxy statement/prospectus. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

  . The Robertson Stephens opinion was prepared for the benefit and use of the STC board in its consideration of the merger and does not constitute a recommendation to stockholders of STC or Epitope as to how they should vote, or take any other action, with respect to the mergers.

  . The Robertson Stephens opinion does not address the relative merits of the mergers and any other business strategies that STC's board considered, nor does it address the decision of the STC board to proceed with the mergers.

  Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the exchange ratio to STC and the Holders of STC common stock.

Opinion and Analysis of Robertson Stephens

  In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

  . reviewed certain publicly available financial statements and other business and financial information of Epitope;

  . reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning (a) STC prepared by the management of STC and (b) Epitope prepared by the management of Epitope;

  . reviewed certain publicly available estimates of research analysts relating to Epitope;

  . held discussions with the respective managements of STC and Epitope concerning the businesses, past and current operations, financial condition and future prospects of both STC and Epitope, independently and combined, including discussions with the managements of STC and Epitope concerning cost savings and other synergies that are expected to result from the mergers as well as their views regarding the strategic rationale for the mergers;

  . reviewed the financial terms and conditions set forth in the agreement and plan of merger;

  . reviewed the stock price and trading history of Epitope common stock;

  . compared the financial performance of Epitope and the prices and trading activity of Epitope common stock with that of certain other publicly traded companies comparable to Epitope;

  . compared the financial performance of STC with that of certain publicly traded companies comparable to STC;

  . reviewed the pro forma impact of the mergers on Epitope's earnings per share;

  . prepared an analysis of the relative contributions of STC and Epitope to OraSure Technologies;

  . prepared a discounted cash flow analysis of STC and Epitope;

  . participated in discussions and negotiations among representatives of STC and Epitope and their financial and legal advisors; and

  . made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

  In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to Robertson Stephens (including information furnished to it orally or otherwise discussed with it by management of STC and Epitope) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of STC and Epitope that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of STC or Epitope, nor was it furnished with any such evaluation or appraisal.

  With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of STC and Epitope that Robertson Stephens reviewed, Robertson Stephens has assumed that:

  . these forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions;

  . these forecasts and projections reflected the best currently available estimates and judgments as to the future financial condition and performance of STC and Epitope; and

  . these forecasts and projections would be realized in the amounts and in the time periods currently estimated.

  In addition, Robertson Stephens assumed that:

  . the mergers will be consummated upon the terms set forth in the agreement and plan of merger without material alteration thereof, including, among other things, that the mergers will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles;

  . the mergers will be treated as tax-free reorganizations pursuant to the Internal Revenue Code of 1986, as amended; and

  . the historical financial statements of each of STC and Epitope reviewed by it were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

  Robertson Stephens relied as to certain legal matters relevant to rendering its opinion on the advice of counsel to STC.

  Robertson Stephens expressed no opinion as to:

  . the value of any employee agreement or other arrangements entered into in connection with the mergers;

  . any tax or other consequences that may result from the mergers; or

  . what the value of the common stock of OraSure Technologies will be when issued to STC's stockholders pursuant to the mergers or the price at which shares of OraSure Technologies' common stock that are issued pursuant to the mergers may be traded in the future.

  The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES PERFORMED BY ROBERTSON STEPHENS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE ROBERTSON STEPHENS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES WHICH IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

Common Stock Trading History.

  Given that the consideration to be issued to STC stockholders is based on the average closing price of Epitope common stock during a 20 day pre-merger measurement period, Robertson Stephens examined the average trading price of Epitope common stock from April 30, 1999 to April 26, 2000. During this time period, Epitope common stock traded at an average trading price of $7.17 per share, reached a low of $4.38 per share on May 5, 1999 and reached a high of $17.00 per share on March 13, 2000.

Comparable Company Analysis

  Using publicly available information, Robertson Stephens analyzed, among other things, the total capitalization and trading multiples of the following selected publicly traded companies in the oral fluids based testing industry:

  . Biosite Diagnostics Inc.

  . Epitope

  . Avitar, Inc.

  . American Bio Medica Corp.

  . Lifepoint, Inc.

  Revenues. As set forth in the following table, applying a range of multiples for Biosite and Epitope for calendar years 1999, 2000 and 2001 to corresponding revenue data for STC resulted in the following range of implied equity values and exchange ratios for calendar years 1999, 2000 and 2001. All of the aforementioned companies are comparable to STC. However, Robertson Stephens viewed Biosite and Epitope, given their product lifecycles, as providing the most meaningful comparison and therefore used these two companies as the basis of this evaluation.


                                                                      Implied
                                           Multiple     Implied      Exchange
               Calendar Year                Range    Equity Values     Ratio
               -------------              ---------- ------------- -------------
                                                     (in millions)
   1999.................................. 7.9x-17.1x $105.0-$233.9 2.7268-6.0765
   2000.................................. 6.4x-10.2x $112.6-$182.9 2.9263-4.7527
   2001.................................. 5.4x- 6.6x $157.0-$193.2 4.0786-5.0182

   Mean..................................                          3.2439-5.2825

  The comparable company analysis set forth above yielded implied exchange ratios ranging from 2.7268 to 6.0765, compared to the range of exchange ratios implied based on the collar of 5.456 to 6.820.

  No company or business used in the above analysis as a comparison is identical to STC. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading and other values of the comparable companies or the business segment or company to which they are being compared.

  Using publicly available information, Robertson Stephens analyzed, among other things, the total capitalization and trading multiples of Epitope and the following selected publicly traded companies in the oral fluids based testing industry:

  . Biosite Diagnostics Inc.

  . Avitar, Inc.

  . American Bio Medica Corp.

  . Lifepoint, Inc.

  As set forth in the following table, applying a range of multiples for Biosite and Epitope for calendar years 1999, 2000 and 2001 to corresponding revenue data for Epitope resulted in the following range of implied equity values and share prices for calendar years 1999, 2000 and 2001.

                                                                      Implied
                                            Multiple     Implied     Price Per
                Calendar Year                Range    Equity Values    Share
                -------------              ---------- ------------- ------------
                                                      (in millions)
   1999................................... 7.9x-17.1x $95.0-$ 191.2 $5.22-$10.51
   2000................................... 6.4x-10.2x $126.6-$194.3 $6.96-$10.68
   2001................................... 5.4x- 6.6x $136.6-$164.2 $7.51-$ 9.03

   Mean...................................                          $6.09-$10.59

  With the exception of Epitope, no company or business used in the above analysis as a comparison is identical to Epitope. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading and other values of the comparable companies or the business segment or company to which they are being compared.

Contribution Analysis

  Using projections for each of STC and Epitope provided by the managements of STC and Epitope, Robertson Stephens analyzed the respective contributions of STC and Epitope to the estimated revenues, operating profits and net income of OraSure Technologies for calendar years 1999, 2000, 2001 and 2002. The actual results achieved by OraSure Technologies may vary from projected results and the variations may be material. The following table summarizes the results of this analysis:

                                                       Epitope's Contribution to
                         STC's Contribution to OraSure   OraSure Technologies'
     Calendar Year       Technologies' Total Revenues       Total Revenues
     -------------       ----------------------------- -------------------------
1999....................             57.3%                       42.7%
2000....................             50.9%                       49.1%
2001....................             56.7%                       43.3%
2002....................             48.6%                       51.4%

                         STC's Contribution to OraSure Epitope's Contribution to
                         Technologies' Total Operating   OraSure Technologies'
     Calendar Year                  Profit              Total Operating Profit
     -------------       ----------------------------- -------------------------
1999....................              NMF                         NMF
2000....................             30.9%                       69.1%
2001....................             59.7%                       40.3%
2002....................             40.1%                       59.9%

                                                       Epitope's Contribution to
                         STC's Contribution to OraSure OraSure Technologies' Net
     Calendar Year         Technologies' Net Income             Income
     -------------       ----------------------------- -------------------------
1999....................              NMF                         NMF
2000....................             11.3%                       88.7%
2001....................             38.0%                       62.0%
2002....................             26.4%                       73.6%

  The contribution analysis set forth above for total revenues resulted in implied exchange ratios ranging from approximately 4.6919 to 6.6586, compared to the range of exchange ratios implied based on the collar of 5.456 to 6.820.

Discounted Cash Flow Analysis

  Robertson Stephens performed a discounted cash flow analysis of the cash flows of STC using STC estimates provided by the management of STC for the fiscal years 2000 through 2003. Robertson Stephens first discounted the projected cash flows through December 31, 2003 using a range of discount rates from 17.0% to 23.0%. The range of discount rates was based on the weighted average cost of capital of the comparable companies, derived from publicly available information. Robertson Stephens then added to the present value of the cash flows the terminal value of STC in the fiscal year ending December 31, 2003, discounted back at the same discount rate. The terminal value was computed by multiplying STC's projected revenue in fiscal 2003 by exit revenue multiples ranging from 6.0x to 10.0x. The range of exit revenue multiples selected reflect Robertson Stephen's judgment as to an appropriate range of multiples at the end of the reference period. The discounted cash flow valuation resulted in implied equity values of STC ranging from approximately $176.1 million to $320.6 million and implied exchange ratios ranging from
4.5750 to 8.3291, compared to the range of exchange ratios implied based on the collar of 5.456 to 6.820.

  Robertson Stephens performed a discounted cash flow analysis of the cash flows of Epitope using estimates provided by the management of Epitope for the fiscal years 2000 through 2003. Robertson Stephens first discovered projected cash flows through December 31, 2003 using a range of discount rates from 17.0% to 23.0%. The range of discount rates was based on the weighted average cost of capital of Epitope and the comparable companies, derived from publicly available information. Robertson Stephens then added to the present value of the cash flows the terminal value of Epitope in the fiscal year ending December 31, 2003, discounted back at the same discount rate. The terminal value was computed by multiplying Epitope's projected revenue in fiscal 2003 by exit revenue multiples ranging from 5.0x to 9.0x. The range of exit revenue multiples selected reflect Robertson Stephen's judgment as to an appropriate range of multiples at the end of the reference period. The discounted cash flow valuation resulted in implied equity values of Epitope ranging from approximately $155.3 million to $281.3 million and an implied price per share of Epitope common stock ranging from $8.53 to $15.46.

Financing History Analysis

  Robertson Stephens reviewed the financing history of STC. This review showed a post-money equity valuation of STC of $31.7 million, based on a private placement of preferred stock in June of 1999, STC's most recent financing transaction.

Pro Forma Merger Analysis

  Robertson Stephens analyzed the impact of the mergers on the projected earnings per share of OraSure Technologies for calendar years 2000, 2001 and 2002. The projected earnings per share of each of STC and Epitope were provided by the respective managements of STC and Epitope. For purposes of this analysis, Robertson Stephens assumed a range in the number of shares of Epitope common stock that may be issued by Epitope in the mergers. The results of this analysis suggested that in 2001, the first full year of combined operations, the mergers would be dilutive before taking into account the expected pre-tax synergies and cost savings and accretive after taking into account the expected pre-tax synergies and cost savings assuming no more than approximately 22 million shares are issued by Epitope in the merger. The actual operating or financial results achieved by OraSure Technologies may vary from the projected results and the variations may be material as a result of business and operational risks, the timing and amount of synergies, the costs associated with achieving synergies and other factors.

Other Factors

  While this summary describes the analysis and factors that Robertson Stephens deemed material in its presentation to the STC board, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of STC, Epitope or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty. Furthermore, no opinion is being expressed as to the prices at which shares of the common stock of OraSure Technologies may be traded at any future time.

  The engagement letter between Robertson Stephens and STC provides that, for its services, Robertson Stephens is entitled to receive a transaction fee equal to 1.0% of the aggregate transaction value, not to exceed $1.8 million payable upon completion of the mergers and a fee of $100,000 payable upon the delivery of the Robertson Stephens fairness opinion, which fee shall be credited against the transaction fee. STC has also agreed to reimburse Robertson Stephens for its out-of-pocket expenses related to this work, including legal fees, in an amount no greater than $50,000 and to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to STC. The terms of the fee arrangement with Robertson Stephens, which STC and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between STC and Robertson Stephens, and the STC board was aware of these fee arrangements.

  Robertson Stephens was retained based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. Robertson Stephens may actively trade the securities of Epitope or OraSure Technologies for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in these securities.

  Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following information has been provided to aid you in your analysis of the financial aspects of the merger. The financial information of Epitope was derived from the audited consolidated financial statements for the fiscal years ended September 30, 1997 through 1999 and the unaudited condensed consolidated financial statements for the nine months ended June 30, 2000. The financial information of STC was derived from unaudited financial statements for all periods presented. The information is only a summary and should be read together with the historical financial statements and related notes contained in the annual reports and quarterly reports and other information that we have filed with the Securities and Exchange Commission and incorporated by reference.

Pooling of Interests Accounting Treatment

  The mergers are expected to be accounted for as a "pooling of interests." This means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. We have presented unaudited pro forma financial information that reflects the pooling of interests method of accounting to provide a picture of what the businesses might have looked like had they always been combined. The pro forma statements of operations and pro forma balance sheets were prepared by combining the historical amounts of each company. The companies may have performed differently had they always been combined. You should not rely on the unaudited pro forma financial information as being indicative of the historical results that would have occurred or the future results that will occur after the mergers.

Periods Covered

  The following unaudited pro forma balance sheets as of June 30, 2000 and September 30, 1999 are presented as if the mergers had occurred on June 30, 2000 and September 30, 1999. The unaudited pro forma statements of operations for the nine months ended June 30, 2000 and 1999, and for the years ended September 30, 1999, 1998 and 1997, are presented as if the companies had always been merged.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                        Nine Months Ended June 30, 2000
                                  (Unaudited)
              (Amounts in thousands, except per share information)

                                          Historical       Pro Forma
                                        ----------------  Adjustments Pro Forma
                                        Epitope    STC     (Note 2)   Combined
                                        -------  -------  ----------- ---------
Revenues
  Product sales........................ $ 8,985  $10,778     $(170)    $19,593
  Grants and contracts.................     117      249       --          366
                                        -------  -------     -----     -------
                                          9,102   11,027      (170)     19,959
                                        -------  -------     -----     -------
Costs and expenses
  Product costs........................   3,484    3,486       (71)      6,899
  Operations...........................   1,375      --        --        1,375
  Research and development costs.......   2,210    4,255       --        6,465
  Selling, general and administrative
   expenses............................   4,658    4,240       --        8,898
                                        -------  -------     -----     -------
                                         11,727   11,981       (71)     23,637
                                        -------  -------     -----     -------
Income (loss) from operations..........  (2,625)    (954)      (99)     (3,678)
Interest income........................     390      394       --          784
Interest expense.......................     --      (393)      --         (393)
Other income (expense), net............     596      (39)      --          557
                                        -------  -------     -----     -------
Income (loss) before income taxes......  (1,639)    (992)      (99)     (2,730)
Income taxes...........................     --        12       --           12
Deemed Dividend........................              --                    --
                                        -------  -------     -----     -------
Net income (loss)...................... $(1,639) $(1,004)    $ (99)    $(2,742)
                                        =======  =======     =====     =======
Basic and diluted loss per share....... $ (0.11) $ (0.42)              $ (0.08)
                                        =======  =======               =======
Weighted average number of shares
 outstanding...........................  15,249    2,389                34,224
                                        =======  =======               =======


   See accompanying notes to unaudited pro forma condensed combined financial information.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                        Nine Months Ended June 30, 1999
                                  (Unaudited)
              (Amounts in thousands, except per share information)

                                           Historical      Pro Forma
                                         ---------------  Adjustments Pro Forma
                                         Epitope   STC     (Note 2)   Combined
                                         -------  ------  ----------- ---------
Revenues
  Product sales......................... $ 7,005  $8,701     $ (9)     $15,697
  Grants and contracts..................     --      591      --           591
                                         -------  ------     ----      -------
                                           7,005   9,292       (9)      16,288
                                         -------  ------     ----      -------
Costs and expenses
  Product costs.........................   2,596   3,328       (2)       5,922
  Operations............................   1,312     --       --         1,312
  Research and development costs........   1,692   2,370      --         4,062
  Selling, general and administrative
   expenses.............................   3,896   3,362      --         7,258
                                         -------  ------     ----      -------
                                           9,496   9,060       (2)      18,554
                                         -------  ------     ----      -------
Income (loss) from operations...........  (2,491)    232       (7)      (2,266)
Interest income.........................     207     120      --           327
Interest expense........................     --     (420)     --          (420)
Other income (expense), net.............     (13)     19      --             6
                                         -------  ------     ----      -------
  Income (loss) before income taxes.....  (2,297)    (49)     (7)      (2,353)
Income taxes............................     --      --       --           --
Deemed Dividend.........................             --                    --
                                         -------  ------     ----      -------
Net Income (loss)....................... $(2,297) $  (49)    $ (7)     $(2,353)
                                         =======  ======     ====      =======
Basic and diluted loss per share........ $ (0.17) $(0.02)              $ (0.08)
                                         =======  ======               =======
Weighted average number of shares
 outstanding............................  13,888   2,389                28,332
                                         =======  ======               =======


   See accompanying notes to unaudited pro forma condensed combined financial information.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         Year Ended September 30, 1999
                                  (Unaudited)
              (Amounts in thousands, except per share information)

                                      Historical       Pro Forma
                                    ----------------  Adjustments Pro Forma
                                    Epitope    STC     (Note 2)   Combined
                                    -------  -------  ----------- ---------
Revenues
  Product sales.................... $10,073  $12,117    $   (42)   $22,148
  Grants and contracts.............     --       640                   640
                                    -------  -------    -------    -------
                                     10,073   12,757        (42)    22,788
                                    -------  -------    -------    -------
Costs and expenses
  Product costs....................   3,847    4,321        (10)     8,158
  Operations.......................   1,895      --                  1,895
  Research and development costs...   2,287    3,077                 5,364
  Acquired in-process technology...     --     1,500                 1,500
  Selling, general and
   administrative expenses.........   5,526    4,664                10,190
                                    -------  -------    -------    -------
                                     13,555   13,562        (10)    27,107
                                    -------  -------    -------    -------
Loss from operations...............  (3,482)    (805)       (32)    (4,319)
Interest income....................     279      304                   583
Interest expense...................      (1)    (617)                 (618)
Other income (expense), net........      (2)     (45)                  (47)
                                    -------  -------    -------    -------  ---
Net loss........................... $(3,206) $(1,163)   $   (32)   $(4,401)
                                    =======  =======    =======    =======
Basic and diluted loss per share... $ (0.23)                       $ (0.15)
                                    =======                        =======
Weighted average number of shares
 outstanding.......................  13,957              15,735     29,692
                                    =======             =======    =======

   See accompanying notes to unaudited pro forma condensed combined financial information.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         Year Ended September 30, 1998
                                  (Unaudited)
              (Amounts in thousands, except per share information)

                                          Historical       Pro Forma
                                        ----------------  Adjustments Pro Forma
                                        Epitope    STC     (Note 2)   Combined
                                        -------  -------  ----------- ---------
Revenues
  Product sales........................ $ 9,779  $10,079    $  (53)    $19,805
  Grants and contracts.................      13      175                   188
                                        -------  -------    ------     -------
                                          9,792   10,254       (53)     19,993
                                        -------  -------    ------     -------
Costs and expenses
  Product costs........................   3,685    3,953       (20)      7,618
  Operations...........................   1,101      --                  1,101
  Research and development costs.......   2,116    2,349                 4,465
  Selling, general and administrative
   expenses............................   5,141    4,282                 9,423
                                        -------  -------    ------     -------
                                         12,043   10,584       (20)     22,607
                                        -------  -------    ------     -------
Loss from operations...................  (2,251)    (330)      (33)     (2,614)
Interest income........................     363      154                   517
Interest expense.......................      (9)    (448)                 (457)
Other income (expense), net............     (31)       5                   (26)
                                        -------  -------    ------     -------
Net loss............................... $(1,928) $  (619)   $  (33)    $(2,580)
                                        =======  =======    ======     =======
Basic and diluted loss per share....... $ (0.14)                       $ (0.10)
                                        =======                        =======
Weighted average number of shares
 outstanding...........................  13,529             13,067      26,596
                                        =======             ======     =======

   See accompanying notes to unaudited pro forma condensed combined financial information.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         Year Ended September 30, 1997
                                  (Unaudited)
              (Amounts in thousands, except per share information)

                                          Historical       Pro Forma
                                       -----------------  Adjustments Pro Forma
                                       Epitope     STC     (Note 2)   Combined
                                       --------  -------  ----------- ---------
Revenues
  Product sales......................  $  8,084  $ 7,297    $   (7)   $ 15,374
  Grants and contracts...............     1,276      217                 1,493
                                       --------  -------    ------    --------
                                          9,360    7,514        (7)     16,867
                                       --------  -------    ------    --------
Costs and expenses
  Product costs......................     3,512    3,097        (1)      6,608
  Operations.........................     1,451      --                  1,451
  Research and development costs.....     4,028    1,628                 5,656
  Selling, general and administrative
   expenses..........................     5,333    3,756                 9,089
                                       --------  -------    ------    --------
                                         14,324    8,481        (1)     22,804
                                       --------  -------    ------    --------
Loss from operations.................    (4,964)    (967)       (6)     (5,937)
Interest income......................       886      243                 1,129
Interest expense.....................        (8)    (328)                 (336)
Other income (expense), net..........         5      --                      5
                                       --------  -------    ------    --------
Net loss from continuing operations..    (4,081)  (1,052)       (6)     (5,139)
                                       --------  -------    ------    --------
Discontinued operations
  Loss from discontinued operations,
   Agritope..........................    (9,891)     --                 (9,891)
  Income from discontinued
   operations, A&W...................       171      --                    171
  Estimated loss on disposal of A&W..    (8,639)     --                 (8,639)
                                       --------  -------    ------    --------
                                        (18,359)     --        --      (18,359)
                                       --------  -------    ------    --------
Income taxes.........................       --        30       --           30
                                       --------  -------    ------    --------
Net loss.............................  $(22,440) $(1,082)   $   (6)   $(23,528)
                                       ========  =======    ======    ========
Basic and diluted loss per share from
 continuing operations...............  $  (0.30)                      $  (0.20)
                                       ========                       ========
Basic and diluted loss per share.....  $  (1.67)                      $  (0.91)
                                       ========                       ========
Weighted average number of shares
 outstanding.........................    13,404             12,542      25,946
                                       ========             ======    ========

   See accompanying notes to unaudited pro forma condensed combined financial information.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 June 30, 2000
                                  (Unaudited)
                             (Amounts in thousands)

                                          Historical        Pro Forma
                                       ------------------  Adjustments Pro Forma
                                        Epitope     STC     (Note 2)   Combined
                                       ---------  -------  ----------- ---------
               ASSETS
               ------
Current assets
  Cash and cash equivalents.........   $   7,736  $   955    $   --    $   8,691
  Marketable securities.............       7,828    6,992        --       14,820
  Trade accounts receivable, net....       1,573    2,508        (63)      4,018
  Other accounts receivable.........         368      --         --          368
  Inventories.......................       1,248    1,033         33       2,314
  Prepaid expenses..................         594      642        --        1,236
  Deferred income taxes.............         --        52        --           52
                                       ---------  -------    -------   ---------
    Total current assets............      19,347   12,182        (30)     31,499
Property and equipment, net.........       1,724    4,596        --        6,320
Patents and proprietary technology,
 net................................         353    2,024        --        2,377
Other assets and deposits...........         173      275        --          448
                                       ---------  -------    -------   ---------
                                       $  21,597  $19,077    $   (30)  $  40,644
                                       =========  =======    =======   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities
  Line of credit....................   $     --   $   144    $   --    $     144
  Current portion of long-term
   debt.............................         --     1,054        --        1,054
  Accounts payable..................         352    1,187        --        1,539
  Salaries, benefits and other
   accrued liabilities..............       1,505    1,026      5,400       7,931
                                       ---------  -------    -------   ---------
    Total current liabilities.......       1,857    3,411      5,400      10,668
Long-term debt......................         --     5,302        --        5,302
Deferred revenue....................         --       358        --          358
Deferred income taxes...............         --        82        --           82
Redeemable convertible preferred
 stock..............................         --    10,102    (10,102)        --
Shareholders' equity (deficit)
  Common stock, no par value--30,000
   shares authorized; 16,709 shares
   issued and outstanding,
   historical, 35,684 issued and
   outstanding, pro forma...........     127,631      --      13,137     140,768
  Additional paid in capital........         --     3,442     (3,442)        --
  Treasury stock....................         --      (407)       407         --
  Accumulated other comprehensive
   loss.............................         --      (375)       --         (375)
  Accumulated deficit...............    (107,891)  (2,838)    (5,430)   (116,159)
                                       ---------  -------    -------   ---------
    Total shareholders' equity
     (deficit)......................      19,740     (178)     4,672      24,234
                                       ---------  -------    -------   ---------
                                       $  21,597  $19,077    $   (30)  $  40,644
                                       =========  =======    =======   =========

   See accompanying notes to unaudited pro forma condensed combined financial information.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               September 30, 1999
                                  (Unaudited)
                             (Amounts in thousands)

                                         Historical        Pro Forma
                                      ------------------  Adjustments Pro Forma
                                       Epitope     STC     (Note 2)   Combined
                                      ---------  -------  ----------- ---------
               ASSETS
               ------
Current assets
  Cash and cash equivalents.........  $   1,076  $   674              $   1,750
  Marketable securities.............      4,533    8,522                 13,055
  Trade accounts receivable, net....      1,490    2,151                  3,641
  Other accounts receivable.........         73      --                      73
  Inventories.......................      1,504    1,140                  2,644
  Prepaid expenses..................        330      194                    524
  Deferred income taxes.............        --       143                    143
                                      ---------  -------    -------   ---------
    Total current assets............      9,006   12,824                 21,830
Property and equipment, net.........      1,030    3,945                  4,975
Patents and proprietary technology,
 net................................        487    2,216                  2,703
Other assets and deposits...........        171      469                    640
                                      ---------  -------    -------   ---------
                                      $  10,694  $19,454              $  30,148
                                      =========  =======    =======   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities
  Current portion of long-term
   debt.............................  $     --   $ 1,001              $   1,001
  Accounts payable..................        475      942                  1,417
  Salaries, benefits and other
   accrued liabilities..............      1,643      677    $ 5,400       7,720
                                      ---------  -------    -------   ---------
    Total current liabilities.......      2,118    2,620      5,400      10,138
Long-term debt......................        --     6,076                  6,076
Deferred revenue....................        --       514                    514
Deferred income taxes...............        --       173                    173
Redeemable convertible preferred
 stock..............................        --     9,351     (9,351)        --
Shareholders' equity
  Common stock, no part value--
   30,000 shares authorized, 14,245
   shares issued and outstanding,
   historical, 33,220 issued and
   outstanding, proforma............    114,827      --      13,621     128,448
  Additional paid in capital........        --     4,677     (4,677)        --
  Treasury stock....................        --      (407)       407         --
  Accumulated other comprehensive
   loss.............................        --       (21)                   (21)
  Accumulated deficit...............   (106,251)  (3,529)    (5,400)   (115,180)
                                      ---------  -------    -------   ---------
    Total shareholders' equity......      8,576      720      3,951      13,247
                                      ---------  -------    -------   ---------
                                      $  10,694  $19,454    $   --    $  30,148
                                      =========  =======    =======   =========

   See accompanying notes to unaudited pro forma condensed combined financial information.

     Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1) The unaudited pro forma condensed combined financial statements for Epitope and STC give retroactive effect to the proposed mergers, which will be accounted for as a pooling of interests and, as a result, such statements are presented as if the companies had been combined for all periods presented. There were no material differences between the accounting policies of Epitope and STC. Certain amounts have been reclassified to conform the pro forma presentation.
(2) The pro forma condensed combined statements of operations include adjustments for the elimination of sales and purchases between Epitope and STC. The pro forma condensed combined balance sheets include adjustments for the elimination of intercompany balances between Epitope and STC and the exchange of STC's redeemable preferred stock and common stock into shares of OraSure Technologies common stock based on an assumed exchange ratio of 5.47 shares of OraSure Technologies common stock for each share of STC's redeemable preferred stock and common stock outstanding. Transaction costs will be incurred to complete the mergers and consist primarily of financial advisor, legal, accounting and consulting fees, and printing, mailing, and registration expenses. Due to the non-recurring nature of these costs, they have not been reflected in the pro forma condensed combined statements of operations. These expenses will be included in the results of operations in the quarter the mergers are completed. The pro forma combined balance sheets include an accrual of $5.4 million in estimated transaction costs.
(3) Pro forma basic and diluted loss per share has been computed using the pro forma weighted average number of shares of common stock outstanding during the period. Pro forma basic and diluted net loss per share are the same since common stock equivalents outstanding are antidilutive for all periods presented. As a result of the mergers, each outstanding share of STC common stock outstanding will be converted into the right to receive shares of OraSure Technologies common stock. For purposes of the pro forma financial statements it is assumed that 5.47 shares of OraSure Technologies common stock will be exchanged for each outstanding share and outstanding option of STC stock. See page 42 for a description of the exchange ratio.

                   INFORMATION ABOUT THE MEETINGS AND VOTING

  The Epitope board of directors is using this document to solicit proxies from the holders of Epitope common stock for use at the Epitope meeting. The STC board of directors is also using this document to solicit proxies from the holders of STC common stock and convertible preferred stock for use at the STC meeting. We are first mailing this document and accompanying forms of proxies to Epitope and STC stockholders on or about August 31, 2000.

Matters Relating to the Meetings

                                 Time and Place

                   Epitope Meeting                         STC Meeting
      -----------------------------------------     --------------------------
      Friday, September 29, 2000                    Friday, September 29, 2000
      9:00 a.m., Local Time                         10:00 a.m., Local Time
      Oregon Convention Center                      STC Technologies, Inc.
      777 N.E. Martin Luther King Jr. Boulevard     150 Webster Street
      Portland, OR                                  Bethlehem, PA

              Purpose of Meeting is to Vote on the Following Items

              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------
1. A proposal to approve the agreement and   1. A proposal to adopt the agreement and
   plan of merger.                              plan of merger.

2. Such other matters as may properly come   2. Such other matters as may properly come
   before the Epitope meeting, including        before the STC meeting, including the
   the approval of any adjournment of the       approval of any adjournment of the
   meeting.                                     meeting.

                                  Record Date

              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------
                                             Holders of record of STC common stock and
Holders of record of Epitope common stock    STC convertible preferred stock at the
at the close of business on July 24, 2000,   close of business on August 9, 2000, will
will be entitled to vote.                    be entitled to vote.

                     Outstanding Shares Held on Record Date

              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------
As of July 24, 2000, there were              As of August 9, 2000, there were
approximately 16,778,938 outstanding shares  approximately 2,000,000 outstanding shares
of Epitope common stock.                     of STC voting common stock and
                                             approximately 1,080,061 outstanding shares
                                             of STC convertible preferred stock.

                            Shares Entitled to Vote

              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------
Each share of Epitope common stock that you  Each share of STC class A voting common
own as of the record date entitles you to    stock that you own as of the record date
one vote.                                    entitles you to one vote. Each share of STC
                                             convertible preferred stock that you own as
                                             of the record date entitles you to one
                                             vote.

Shares held by Epitope in its treasury will  Shares held by STC in its treasury will not
not be voted.                                be voted.


                               Quorum Requirement

              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------

A quorum of stockholders is necessary to     A quorum of stockholders is necessary to
hold a valid meeting.                        hold a valid meeting.

The presence in person or by proxy at the    The presence in person or by proxy at the
meeting of holders of a majority of the      meeting of holders of a majority of the
shares of Epitope common stock entitled to   shares of STC entitled to vote at the
vote at the meeting is a quorum.             meeting is a quorum. Abstentions count as
Abstentions and broker "non-votes" count as  present for establishing a quorum.
present for establishing a quorum. Shares
held by Epitope in its treasury do not
count toward a quorum.

A broker non-vote occurs on a proposal when  A broker non-vote occurs on a proposal when
a broker is not permitted to vote on that    a broker is not permitted to vote on that
proposal without instruction from the        proposal without instruction from the
beneficial owner of the shares and no        beneficial owner of the shares and no
instruction is given.                        instruction is given.

           Shares Beneficially Owned by Epitope and STC Directors and
                     Executive Officers as of July 24, 2000


              Epitope Meeting                                STC Meeting
-------------------------------------------  -------------------------------------------
Epitope directors and executive officers     STC directors and executive officers
beneficially own 1,166,598 shares of         beneficially own 2,030,779 shares of STC
Epitope common stock, including 879,079      voting stock, including 784,706 shares of
shares subject to options exercisable        STC convertible preferred stock. These
within 60 days. These shares represent       shares represent approximately 65.9% of the
approximately 7% of the shares of Epitope    votes entitled to be cast as of August 9,
common stock outstanding as of July 20,      2000.
2000.

These individuals have indicated that they   These individuals have indicated that they
intend to vote all of the above shares       intend to vote all of the above shares
which are outstanding as of the record date  which are outstanding as of the record date
in favor of the Epitope Proposal.            in favor of the STC Proposal.

Vote Necessary to Approve Epitope and STC Proposals


                      Vote Necessary to Approve Proposals

                  Epitope                                        STC
-------------------------------------------  -------------------------------------------
Approval of the agreement and plan of        Adoption of the agreement and plan of
merger requires the affirmative vote of the  merger requires the affirmative vote of the
holders of a majority of the total votes     holders of a majority of the outstanding
entitled to be cast by holders of Epitope    shares of STC series A voting common stock
common stock. Abstentions and broker non-    and STC convertible preferred stock, voting
votes will have the same effect as votes     together as a single class. Abstentions and
against the Epitope proposal.                broker non-votes will have the same effect
                                             as votes against the STC proposal. STC
                                             shareholders representing sufficient votes
                                             to adopt the agreement and plan of merger
                                             have executed agreements in which they have
                                             agreed to vote all of their shares of STC
                                             common stock in favor of adoption of the
                                             agreement and plan of merger.

Voting by Proxy

  Voting Your Proxy. You may vote in person at your meeting or by proxy. We recommend you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

  Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposal submitted at your meeting or abstain from voting.

How to Vote by Proxy

                  Epitope                                        STC
----------------                             -------------------------------------------
Complete, sign, date and return your proxy   Complete, sign, date and return your proxy
card in the enclosed envelope. If you wish   card in the enclosed envelope. Please
to vote by telephone, call toll-free at the  contact Richard Hooper at (610) 882-1820 if number listed on your proxy card and follow  you have any questions about the meeting.
the instructions. You will need to give the
control number contained on your proxy
card. If you wish to vote by Internet, go
to www.proxyvote.com and follow the
instructions. You will need to give the
control number contained on your proxy
card.

--------
* If you hold shares through a broker or other custodian, please follow the voting instructions for the voting form used by that firm.

  If you submit your proxy but do not make specific choices, your proxy will follow your board's recommendations and vote your shares for their recommendations.

  Epitope's Board of Directors unanimously recommends that you vote FOR approval of the agreement and plan of merger.

  STC's Board of Directors unanimously recommends that you vote FOR adoption of the agreement and plan of merger.

  Revoking Your Proxy. You may revoke your proxy before it is voted by:

  . submitting a new proxy with a later date, including, in the case of Epitope stockholders, a proxy given by telephone or via the Internet,

  . notifying your company's Secretary in writing before the meeting that you have revoked your proxy, or

  . voting in person at the meeting.

  Voting in Person. If you plan to attend a meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on July 24, 2000, the record date for voting.

  People With Disabilities. We can provide reasonable assistance to help you participate in the meeting if you tell us about your disability and your plan to attend. Please call or write the Secretary of your company at least two weeks before your meeting at the number or address under "Summary--The Companies" on page 2.

  Confidential Voting. Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

  Proxy Solicitation. We will pay our own costs of soliciting proxies.

  In addition to this mailing, Epitope and STC employees may solicit proxies personally, electronically or by telephone. Epitope is paying D. F. King a customary fee, plus expenses to assist with the solicitation.

  The extent to which these proxy soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should submit your proxy by mail, or in the case of Epitope stockholders--by telephone or via the Internet, without delay. We will also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

  Do not send in any stock certificates with your proxy cards. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for STC and Epitope common stock to stockholders as soon as practicable after the completion of the mergers.

Other Business; Adjournments

  We are not currently aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies will have discretion to vote or act on those matters according to their best judgment, including to adjourn the meeting.

  Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither of us currently intends to seek an adjournment of our meeting.

                        INFORMATION ABOUT EPITOPE, INC.

  Epitope develops, manufactures, and markets oral specimen collection devices and diagnostic products primarily for the detection of antibodies to the Human Immunodeficiency Virus (HIV), the cause of AIDS, and for the detection of cocaine and tobacco use. Epitope's lead product is the patented OraSure(R) collection device. OraSure is used in conjunction with an oral specimen diagnostic test. Epitope markets the device for use in screening life insurance applicants and for public health use. The device is sold in the United States and Canada, Japan, Thailand, United Kingdom and Hong Kong. On February 2, 2000, Epitope began marketing OraSure for drugs-of-abuse testing in collaboration with STC, under STC's trademark Intercept(TM) Drugs of Abuse.

  The OraSure device consists of a small, treated cotton-fiber pad on a nylon handle that is placed in the patient's mouth for two minutes. The device collects oral mucosal transudate (OMT), a serum-derived fluid that contains higher concentrations of antibodies than saliva, including HIV antibodies in people infected with the virus. As a result, OMT testing is a highly accurate method for detecting HIV infection. Because OraSure uses a noninvasive, needle-free collection method without need for privacy during the collection process, we believe that oral fluid testing has several significant advantages over blood or urine-based tests for both healthcare professionals and patients.

  Epitope has developed and introduced other products, including the Orasure HIV-1 Western blot and EPIblot(R) tests used to confirm positive initial screening tests. The OraSure HIV-1 Western blot confirmatory test kit is used in conjunction with oral-specimen based screening tests, while EPIblot is used in conjunction with blood-based screening tests. The Western blot test kits are distributed worldwide under an exclusive agreement with Organon Teknika Corporation. Epitope is developing a new product called OraQuick(R), a rapid-format oral specimen and blood-based test designed to provide results in approximately 20 minutes.

  Epitope was incorporated under the laws of the state of Oregon in 1981. Epitope's principal executive offices and laboratories are located at 8505 S.W. Creekside Place, Beaverton, Oregon 97008 and its telephone number is (503) 641-6115.

  Additional information about Epitope is incorporated by reference into this document from the various documents filed by Epitope with the Securities and Exchange Commission. These documents contain important information about Epitope and its financial condition as well as information on the compensation paid to directors and executive officers and relationships and related transactions between them and Epitope. See "Where You Can Find More Information" on page 126.

                    INFORMATION ABOUT STC TECHNOLOGIES, INC.

General

  STC Technologies, Inc. develops, manufactures, and markets proprietary diagnostic products and medical devices for use in clinical laboratories, physician offices, hospitals, and workplace point-of-care testing. STC is a supplier of oral fluid tests to the insurance risk assessment testing market and also manufactures and markets other substance abuse testing products. In addition to these activities, STC has made a net investment of more than $10.8 million over the past five years to develop UPT (Up-Converting Phosphor Technology), a proprietary label detection platform technology for the detection of drugs of abuse and other substances.

  STC was incorporated in December 1987, as SolarCare Incorporated. STC began operations in the Ben Franklin Technology Incubator at Lehigh University with the original mission to develop and market a sunscreen towelette under their SunSense trademark. Less than 18 months later, STC licensed the product and technology to Schering Plough HealthCare Products, the maker of Coppertone sun care products.

  In 1991, STC entered the insurance risk assessment market developing analytical tests known as immunoassays which use antibodies to detect the presence of a target compound in a sample. Its first diagnostic test kit was for cotinine (a nicotine metabolite). Since that time, STC has expanded its diagnostic products to include a mix of drugs-of-abuse test kits for urine, serum, oral fluid, and sweat.

  Also in 1991, STC became the exclusive U.S. distributor of the Histofreezer Portable Cryosurgical System. In 1998, STC acquired the rights to Histofreezer from Koninklijke Utermohlen, NV, The Netherlands. As a result of the acquisition, STC established a sales office in Reeuwijk, The Netherlands, and took over a dealer network reaching more than 20 countries worldwide.

  In 1994, STC acquired the assets of Enzymatics, Inc. and began to sell the Q.E.D. Saliva Alcohol Test, a quantitative method for the detection of ethanol, which has marketing clearance by the FDA and the U.S. Department of Transportation.

  In 1995, STC entered into exclusive worldwide patents, patent applications, and trade secret licenses for UPT for use in all diagnostic applications.

Industry Background--In Vitro Diagnostic Testing Market

  In vitro diagnostic testing is the process of analyzing biological specimens to screen for, monitor, and diagnose disease and other medical conditions, or to determine the chemical and/or microbiological constituents of the specimens. In vitro diagnostic tests are performed outside the body, in contrast to in vivo tests which are performed directly on or within the body. The in vitro diagnostic market can be segmented by:

  . the form of the technology being used,

  .the market targeted, or

  .the type of test performed.

  The industry is facing constant pricing pressure as HMOs pass on cost containment initiatives, the hospital industry consolidates, and reference laboratories compete for a greater share of the clinical laboratory business. The relative maturity of the industry, in combination with the pressure faced by the clinical laboratories, may continue to lead to consolidation within the diagnostic testing market.

Products

  During the past 12 years, STC has established itself as a developer, manufacturer, and marketer of proprietary immunodiagnostics tests and other diagnostic products through the commercialization of niche market diagnostic test kits and novel medical devices. STC's goal is to expand its current in vitro diagnostic and medical device businesses and sustain long-term growth by commercializing Intercept, UPlink and UPT as platform technologies.

Insurance Risk Assessment Products

  In 1999, STC sold more than 50 million tests for insurance risk assessment. STC develops and sells immunoassay tests in two formats, MICRO-PLATE and AUTO-LYTE, to meet the specific needs of each customer in the insurance risk assessment market. STC MICRO-PLATE assays are sold as finished kits containing several vials of reagents and 12 strips of 8 plastic reaction containers coated with antibodies. The sample to be tested is placed into a microwell along with the reagents. The result of the test is determined by the color of the microwell upon completion of the reaction. Controlling the reaction involves the use of a variety of reagents by laboratory personnel. Test results are analyzed by any of a variety of commercially available laboratory instruments which are generally not provided by STC. The test kit is commonly used for high sensitivity measurement of substances comprised of both large and small molecules. STC has used this testing format to develop tests that detect substances in urine, serum, and oral fluid specimens. AUTO-LYTE tests are sold as bottles of reagents. The reagents are used with commercially available automated analytical instruments which are manufactured by a variety of third parties. AUTO-LYTE tests provide medium sensitivity to detect substances comprised of small molecules. AUTO-LYTE is typically used in high volume, automated, commercial reference laboratories. Test results are produced faster, allowing for higher throughput.

  STC currently markets the MICRO-PLATE oral fluid test for use in screening life insurance applicants to test for two of the most important underwriting risk factors: cocaine and cotinine (a metabolite of nicotine). STC sells the reagents to insurance testing laboratories, which may in turn provide the laboratory testing to insurance companies, often in combination with Epitope's OraSure device.

  STC has multi-year purchase agreements and reagent rental agreements with its customers. These agreements generally are entered with a laboratory which has agreed to purchase a minimum number of tests over a two-to-five-year period. STC also offers these customers the option of a reagent rental agreement pursuant to which STC provides the tests as well as analytical laboratory equipment.

  Internal sales data obtained from Epitope indicated that as of August 1999, more than 150 U.S. ordinary life insurance companies were using oral fluid to varying degrees for testing applicants for life insurance, including seven of the top ten U.S. life insurance companies.

Drugs-of-Abuse Products

  The majority of drugs-of-abuse testing occurs in centralized laboratories as part of routine pre-employment workplace screening. However, on-site testing for drugs-of-abuse is growing rapidly. Testing is concentrated on a set of commonly abused drugs called the NIDA-5, consisting of THC (marijuana), cocaine, opiates, amphetamines, and the hallucinogenic drug PCP. Growth in this market has been slowed by a maturation of test volume and increased price competition. However, there has been growth in the on-site sector of the market for rapid-results products to test for the presence of illicit drugs which produce results in a short period of time. STC develops, manufactures, and sells drugs-of-abuse tests in the MICRO-PLATE format. STC's MICRO-PLATE drugs-of-abuse tests can be performed on commonly used instruments and produce results in approximately one hour. STC has used this testing format for assays that detect drugs-of-abuse in urine, serum, oral fluid, and sweat specimens. STC's drugs-of-abuse products are currently sold in the forensic toxicology market.

  Within the drugs-of-abuse testing market, STC believes that an opportunity exists for diagnostic testing for substances in bodily fluids other than the traditional specimens, blood and urine. With respect to blood, the specimen sample is required to be obtained by a trained professional and there exists the possibility of infection from bloodborne pathogens for the person drawing blood. With respect to urine, handling the sample is objectionable to some people, and in some environments there is the risk that the sample may become adulterated between initial collection and receipt by the testing administrator. Therefore, STC has sought out alliances with developers of two different alternative specimen collection systems, Epitope, the supplier of the OraSure(R) oral fluid collection device and PharmChem Laboratories, Inc., the supplier of the PharmChek Sweat Patch.

  Forensic Toxicology--The forensic toxicology market is made up of 250-300 laboratories including federal, state and county crime laboratories, medical examiner laboratories and reference laboratories.

  In 1999, STC sold more than 1 million MICRO-PLATE drugs-of-abuse tests to the forensic toxicology market. STC has developed products to meet the specific needs of its customers in this market that are provided in easy to use kit formats that run on automated microplate equipment. Kits are offered for many sample types, such as, whole blood, serum urine, hair and sweat.

  In the first quarter of 2000, STC entered into a multi-year agreement with a third party to distribute these products outside the U.S.

  STC has used this testing format as the basis for the oral fluid MICRO-PLATE tests.

  Intercept Oral Fluid Drug Test--STC has entered into a supply and distribution agreement with Epitope and LabOne, Inc. for the Intercept service, STC's oral fluid drugs-of-abuse test. Intercept is a laboratory-based testing service that uses oral fluid as a testing matrix for the screening and confirmation of the commonly used NIDA-5 drugs-of-abuse. This product was launched for workplace testing, public health, and criminal justice markets in February 2000. Each Intercept test kit contains an oral fluid collector developed by Epitope and a series of reagents which are used in connection with a MICRO-PLATE test.

  In 1999, STC entered into an exclusive agreement with LabOne, Inc. to collaborate to market and sell a complete solution for laboratory-based oral fluid drugs-of-abuse testing in the workplace testing market in the United States and Canada. The agreement provides for STC to exclusively sell, and for LabOne to exclusively purchase and distribute, Intercept collection devices and associated reagents for drugs-of-abuse testing in the workplace testing market in the United States and Canada. Using Epitope's Intercept collection devices and STC's reagents, LabOne provides all laboratory services necessary to test oral fluid specimens collected by customers including screening and confirmatory studies. The agreement provides for STC to receive marketing assistance fees, per unit transfer fees on both Intercept collection devices and associated reagents, a per specimen confirmation methods fees and profit-sharing fees based upon actual customer pricing. In addition, STC received a warrant to purchase 50,000 shares of LabOne's common stock. LabOne must meet annual metrics to retain its exclusive rights under such agreement. The term of the agreement, as amended, is until June 30, 2003 with automatic yearly renewals unless either party gives notice at least 180 days prior to the end of the then current term.

  STC has received FDA clearance for all NIDA-5 drugs-of-abuse oral fluid products and for cotinine. STC believes that the Intercept service will be popular for drugs-of-abuse testing because of its non-invasive nature and ease of maintaining a chain-of-custody without embarrassment to the person being tested, as well as the lack of requirement for specially prepared collection facilities. The availability of an oral fluid test is intended to allow workplace administrators to test for impairment on demand, eliminate scheduling costs, and streamline the testing process. However, there can be no assurances that STC will be able to exploit such opportunities.

  PharmChem Laboratories, Inc.--PharmChem's PharmChek sweat patch was designed as a drug collection system for the criminal justice testing market. The collection device is a skin patch which can be worn for up to 14 days. This significantly lengthens the drug use detection period. The patch is also tamper-resistant, indicating that it had been removed during the testing period. With particular applicability to the probation and parole environment, the patch can be applied and removed at an on-site location, eliminating the need for specialized specimen collection services, which STC estimates account for about one-half of the cost of workplace drug testing.

  In 1993 STC and PharmChem entered into an agreement that provides that STC would develop and file FDA applications for reagents to be used in conjunction with the PharmChek patch to detect the NIDA-5 in sweat. In exchange for developing the products, PharmChem agreed to purchase its requirements of reagents from STC. STC has received FDA clearance to market tests using reagents to test for all the NIDA-5 drugs-of-abuse products. As of June 30, 2000, sales of reagents to PharmChem were limited.

Q.E.D.(R) Saliva Alcohol Test

  The Q.E.D. Saliva Alcohol Test is an on-site, low-cost alternative to breath or blood testing. The test is a quantitative, oral fluid based method for the detection of ethanol, and has been approved for sale by the FDA and the U.S. Department of Transportation. The product received a Clinical Laboratory Improvement Act of 1998 ("CLIA") Waiver in 1997. Each Q.E.D. test kit contains a collection stick which is used to collect a sample of saliva and a disposable detection device which display results in a format similar to a thermometer. The Q.E.D. device is easy to operate and instrumentation is not required to read the result. The product line comes in two testing ranges 0 to 0.145% and 0 to 0.30% blood alcohol and produces results in two to five minutes.

  The markets for alcohol testing are relatively small and fragmented with a broad range of legal and procedural barriers to entry. Markets range from law enforcement testing to workplace testing of employees in safety sensitive occupations. The Q.E.D. test has successfully been adopted by end users in the petroleum, heavy construction, trucking, and retail business because it is a low-cost, portable, easy-to-administer, quantitative testing method. Typical usage situations include pre-employment, random, post-accident, reasonable-cause, and return-to-duty testing.

  In 1999, STC enhanced Q.E.D. performance and upgraded the manufacturing line. STC also entered into a contract for a private label distributor in Scandinavia, for 150,000 units of the device. This contract was completed in February 2000.

Histofreezer(R) Portable Cryosurgical Removal System

  STC introduced the Histofreezer Portable Cryosurgical Removal System to the U.S. market in 1991, as a low-cost alternative to liquid nitrogen and other eradication methods for removal of benign epidermal lesions. In June 1998, STC acquired the Histofreezer product from Koninklijke, Utermohlen, N.V., The Netherlands. As part of the acquisition, STC established a sales office in Reeuwijk, The Netherlands, and is now integrating a dealer network in more than 20 countries worldwide.

  Histofreezer is a mixture of two environmentally friendly cryogenic gases in a small aerosol canister. When released, these gases are delivered to a specially designed foam bud, cooling the bud to -57C. The frozen bud is then applied to the lesion for 20 to 40 seconds creating localized destruction of the target area. Histofreezer is sold in two sizes of canisters. Histofreezer sales have been targeted to primary care physicians such as pediatricians, general and family practitioners, and other physician segments that traditionally referred patients to dermatologists to remove warts. STC has established a national network of distributors to reach the physician's office market in the United States.

Up-Converting Phosphor Technology--UPT

Overview

  In 1995, STC entered into exclusive worldwide patents, patent applications, and trade secret licenses for UPT for use in all diagnostic applications and has expended more than $10 million to develop UPT to date. UPT is based on the use of a unique patented technology which is used to detect specific substances in tests designed by STC. UPT utilizes the same particle shell that is coated onto a television screen, but the internal chemistry of the particle has been changed. These changes result in a particle that is excited by infrared light as

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compared to an ultraviolet light source for television. STC and its research partners have developed phosphorescent particles that up-convert infrared light to visible light which STC intends to use to develop for several applications. UPT is currently in development and STC has not yet brought to market any products which utilize UPT.

  This key feature of UPT forms the basis for its use as a detector system. The process of converting infrared light to visible light is called up-conversion.

  STC believes that UPT overcomes some of the limitations of other diagnostic detection methods with features not commercially available today. When used in conjunction with antibodies or DNA probes, UPT particles produce zero background interference, which dramatically increases the potential sensitivity of any test system. In addition to zero background interference, these particles are stable in a variety of biological specimens, allow simultaneous detection of multiple biological markers, and can be used to miniaturize the test platform.

Key UPT competitive features are as follows:

  . No background interference

  . High sensitivity

  . Multiplex detection of several substances simultaneously

  . No fading permits a permanent record

  . Applicability to a variety of instrument platforms

  . Low cost, easy-to-use

  . Compatible with alternative testing matrices such as oral fluid, blood or others.

  STC has reached important milestones in the development of UPT, including improving the manufacturing process to produce UPT particles, working to optimize UPT particle coating techniques, producing four distinct colors of UPT particles to begin experiments on the simultaneous detection of multiple biological markers to permit multiplexing, and demonstrating initial feasibility for the use of UPT particles in drugs-of-abuse, infectious disease, cancer, and limited DNA detection applications. Each of these milestones is an important step in developing commercial products utilizing UPT.

Description

  UPT is a proprietary label detection platform technology being developed by STC that can be applied to the detection of minute quantities of various substances such as antigens, proteins, and DNA. High sensitivity is a feature of UPT patented particle technology and compares favorably to small molecule-based detection systems such as fluorescence or enzyme assays. The use of STC's particle-based detection provides a stronger signal for each event detected and thereby enhances sensitivity in diagnostic testing systems.

  Phosphor particles have been used for decades in televisions producing colored screens and in fluorescent light bulbs. When ultraviolet light strikes the phosphor-coated area in a screen or bulb, it excites the particles and colored light is produced. STC's patented improvements on this base technology employ chemical changes inside the phosphor particles so that infrared light can be used to produce the colored signal. This use of infrared light rather than ultraviolet light to create a colored signal is called up-conversion as opposed to down-conversion which is the use of ultraviolet light. The use of infrared light to excite the phosphor particles and produce a colored light signal creates an important competitive advantage for the technology in biological systems, especially human clinical diagnostics. Existing enzyme or fluorescent-based assays employ visible or ultraviolet light to emit the signals from the enzyme substrate or fluorescent molecules used as reporter signals in these systems. The disadvantage of using light in the visible or ultraviolet portion of the spectrum is that often molecules in the cells or samples for analysis can also create colored light from these excitation sources.

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When this occurs, a non-specific signal is generated which dilutes or obscures the signal of interest for the diagnostic test being administered. Because up-conversion does not exist in nature, biological samples and specimens will not produce light, and therefore, will not cause background interference when excited by infrared light.

  The benefit of this "unnatural" detection system is that non-specific background signals are virtually eliminated. Superior detection sensitivity in the UPT system should exist compared to other methodologies.

Competitive Analysis of UPT Labels

  Biological tests rely on some reporter method to amplify or transform a limited amount of specimen to be measured into a detectable signal. There are a variety of methods to do this amplification, however, all of them have limitations or problems that narrow their scope and utility. The most common detection labels or reporters are as follows:

    Enzymes--are naturally occurring proteins whose biological function is to catalyze the conversion of materials. They are normally used to catalyze the conversion of the target substrate to produce energy which in turn is utilized to produce colored by-products. The color produced is proportional to the amount of target material in the test specimen. Enzymes, however, are easily affected by interferants in biological specimens and often have limited stability.

    Fluorescence--is the conversion of light energy to a lower energy wavelength from a molecule excited by light of a higher energy. The problem is that many biological materials also fluoresce, which limits this technology as a label. Fluorophores also fade or bleach when excited for long periods of time; this limits fluorescence usefulness to short detection periods.

    Radioisotopes--were the first labels used when testing utilizing antibodies and enzymes was developed nearly thirty years ago. Radioisotopes are very sensitive, however, their radioactivity decays rapidly, making them unstable. Due to safety hazards associated with radioactivity, disposal of the test material becomes problematic, and expensive storage and disposal costs come into play. Additionally they require special handling and licensing. The use of radioisotopes is declining as more stringent laws are enacted for the disposal of radioactive waste.

    Chemiluminescence--is the creation of visible light from a chemical reaction. It produces an amount of light proportional to the level of substance being measured. Chemiluminescence has been gaining popularity as a label system. It is relatively easy to use, however, the instrument required for detection is more expensive than in most other label systems.

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  When these labels are integrated into a traditional test system, a number of common limitations are found. The following table highlights some of these limitations and the potential advantages of UPT:

Competitive Features of        Label Limitations
UPT                       Traditional Testing Systems          UPT Advantage
-----------------------   ---------------------------          -------------
Stability of Label       Immediate analysis required   Permanent UPT labels are
 (Fading)............... for enzyme labels or          stable permitting
                         overdevelopment can occur     flexibility in running and
                                                       analyzing test samples.
                                                       Samples may be repeatedly
                                                       analyzed over weeks to years

                         Loss of signal after          Photobleaching is not
                         exposure to excessive light   problematic with UPT labels
                         known as photobleaching
                         involving fluorescent labels
                         prohibits prolonged analysis

Background               Blood, tissue and             Up-conversion eliminates
 Interference........... contaminants can interfere    non-specific background
                         with specific signal          signals or noise
                         creating potential for false
                         positives

Single vs. Multiple
 Sample Processing...... Enzyme methods require        Presently, UPT can be used
                         analysis of a single          to detect 4 target
                         determinant per sample        substances per sample,
                                                       thereby reducing samples and
                                                       processing time
                         Fluorescence methods require
                         careful selection of
                         multiple label combinations
                         to avoid quenching or energy
                         transfer resulting in loss
                         of signal

Sensitivity............. Sensitivity varies from 10-   Sensitivity of 10-/18/ for
                         /18/ for chemiluminescence    UPT equals the most
                         to 10-/12/ for enzymes        sensitive detection
                                                       technology

Hazards................. Some enzyme-based systems     UPT particles are non-
                         employ hazardous materials    hazardous
                         as part of the test

                         Radioactive waste creates an
                         environmental hazard and has
                         a disposal expense

  As indicated by the above table, current tests indicate that UPT may provide a variety of benefits not possible with other detection methods and may overcome many of their limitations. Consequently, STC believes that UPT is more flexible and broadly applicable than other detection methods commercially available. However, UPT is a new process which has not undergone large scale trials to validate its expected performance nor has it received regulatory approvals required in order to commercialize a product utilizing UPT.

UPT Lateral Flow Applications

  Background. In vitro tests of biological compounds have become routine for a variety of applications, including medical diagnosis, forensic toxicology, pre-employment and insurance risk screening, and foodborne pathogen testing. Industrial demands for low-cost, sensitive, rapid tests with the potential for screening multiple

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analytes simultaneously or in rapid succession have caused a burgeoning of testing systems and formats. Virtually all such systems can be characterized as having three key components: (1) a probe that recognizes the target substance being tested for with a high degree of specificity; (2) a reporter that gives a signal that is qualitatively or quantitatively related to the presence of the substance tested for; and (3) a detection system capable of relaying information from the reporter to a method of interpretation. The probe which can be an antibody or nucleic acid sequence, should interact uniquely and with high affinity to the analyte but not with non-targets in order to minimize false positive responses. The reporter is often directly or indirectly coupled or conjugated to the probe, providing a signal that is related to the concentration of the substance tested for upon completion of the test. The reporter should not be subject to signal interference from the surrounding matrix, either in the form of signal loss from extinction or by competition from non-specific signal from other materials in the system. This type of interference is also referred to as noise. The detector is usually a device or instrument used to determine the presence of the reporter and therefore substance being tested for in the sample. Ideally, the detector should provide a quantitative scale for the measurement of the substance tested for that is both accurate and precise. In many rapid on-site tests, the detection instrument is the human eye and the test results are reported as a positive or negative result.

  Rapid Test Format. Working with SRI International, Menlo Park, California, STC has been able to incorporate UPT labels into an on-site rapid test format which provides results in a short period of time. Similar to a home pregnancy test, these products work by applying fluid to a test strip which has been treated with specific biologicals. Carried by the liquid sample, phosphors labeled with corresponding biologicals flow through the strip and may be captured as they pass into specific zones. The amount of phosphor signal found on the strip will be proportional to the amount of the target substance.

  STC believes that there exists increasing demand for point-of-care diagnostic tests which provide results in a short period of time. Many currently marketed rapid, point-of-care technologies are limiting due to their analytical sensitivity or the number of analytes detected in a single test. STC is in the process of developing up-converting phosphors as reporters in point-of-care diagnostic tests using a lateral flow format.

  STC has expanded its efforts to pursue point-of-care UPT applications. To understand its potential, a variety of basic feasibility studies have been conducted. These studies demonstrated the potential of the label platform.

  These demonstration tests included a variety of drugs, pathogens, proteins, and DNA. The sensitivities demonstrated by these tests ranged from 10 to 1,000 times better than comparable commercial products. Given the wide array of analytes feasible with UPT, STC expects to pursue broad market applications in the future.

  Instrument Platform. UPT particles are not visible to the eye and therefore any test employing UPT labels requires an instrument to "read" the test device and show the result on a screen. A prototype device employing UPT has been produced by SRI International as part of a federal grant to demonstrate UPT's potential for detecting biological and chemical warfare agents. Although only in its early stages, it was successful enough to become the prototype for developing a commercial reader. Under the UPlink trademark, STC is pursuing the commercialization of a UPT collector, test strip, and reader intended for multiplexed, high sensitivity diagnostic applications.

  Recent developments in laser technology have created the opportunity for advancement in the commercial development of benchtop or hand-held instruments for the detection of up-converting phosphors in diagnostic tests. In cooperation with SRI International, STC has developed both a prototype desktop and a hand-held instrument for use with UPT.

Test Formats

  Background. UPT particles are easily conjugated to biomolecules such as antibodies. This creates a sensitive probe-reporter pair that has been successfully adapted to a standard lateral flow format. UPT particles combined with target-specific antibodies are dried into a fleece attached to the strip and in physical contact with both the strip and an overlying sample absorbent pad. Beyond the UPT fleece is a wicking fleece that assists in

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driving capillary flow during the test. Once all reagents have been applied, the test strip is dried and assembled into a protective cassette housing. These strips are expected to have a shelf-life of 12 months or greater under appropriate storage conditions.

  UPlink Status. STC is pursuing the development of UPlink for on-site drugs-of-abuse testing in oral fluid samples. During 2000, STC will focus its research and development activities on feasibility and development of a NIDA-5 drugs-of-abuse multiplexed oral fluid test. Prior to commercialization, UPlink must undergo additional process and development testing, clinical trials, and receive FDA approval. STC anticipates that a commercial product for use in onsite drugs-of-abuse testing in oral fluid samples may be available in the second half of 2001.

  External Development Opportunities. STC is conducting research into additional applications for UPT outside the in vitro diagnostic market which would be exploited by developing strategic relationships with third parties for the potential applications. These relationships would potentially generate revenue streams for STC through research grants, licensing fees, royalties, manufacturing capabilities, and instrument sales.

UPT License Agreements

  In April 1995, STC entered into an agreement with SRI International and the David Sarnoff Research Center which was subsequently amended in September 1995. STC received exclusive worldwide rights under patents and know-how owned by SRI to develop and market products relating to up converting phosphor in all diagnostic applications that involve the use of UPT. STC also received non-exclusive worldwide rights under patents and know how owned by Sarnoff to develop and market products relating to up converting phosphor in all diagnostic applications that involve the use of UPT. STC has the right to sublicense these rights under the agreement subject to consent from SRI and Sarnoff Research Center.

  Under STC's agreement with SRI, STC is required to make license, maintenance and royalty payments to SRI. STC made an initial license payment to SRI in 1995 as well as research fees in 1995 and 1996 in connection with development projects in which SRI participated. STC is obligated to make annual maintenance payments on each anniversary of the agreement following the completion of the development period until the first commercial sale of a product. STC also must make royalty payments for a period equal to the longer of ten years from the date of the first commercial sale of the products or the term in which licensed patents would infringe the manufacture, use, or sale of a product, but for SRI's license to STC. Royalty payments must be made by STC for any revenues generated from the sale of any test products, instrument products, reagent rentals or sublicenses. A minimum annual royalty commences upon the first commercial sale of products developed using the licensed technology. STC believes that the royalty rates payable by STC are comparable to the rates generally payable by other companies under similar arrangements.

  STC's agreement with SRI terminates upon the expiration of STC's obligation to pay royalties to SRI. In addition, SRI has the right to terminate the agreement if STC:

 .breaches any material provision of the agreement which has not been cured within thirty days after written notice of the breach;

   .files for bankruptcy; or

 .has a proceeding commenced or an order, judgement or decree entered against it seeking dissolution, liquidation of STC or similar action which continues undismissed or unstayed for a period of sixty days.

  In 1999, STC paid $1.5 million to TPM Europe Holding B.V., its sublicensor
(1) for the termination of an existing license agreement between the sublicensor and STC with respect to the sublicense of UPT patents owned by Leiden University, The Netherlands and (2) to secure a direct research, development, and license arrangement with Leiden University.


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Research and Development

  In 1999, research and development activities focused on development of UPT, commercializing the Intercept service, toxicology products, development of monoclonal antibody capabilities, and improving Q.E.D. performance and cost structure. UPT efforts were focused on development of a lateral flow device, particle size reduction, feasibility studies for on-site drugs-of-abuse, foodborne pathogens, cardiac markers, and preliminary DNA feasibility. STC has expanded the research and development group to 23 scientists/engineers and a system integrator.

  STC supplements its own research and development activities by funding external research. STC has been, and will continue to fund research at Leiden University, SRI International, and the David Sarnoff Research Institute, Palo Alto, California. STC also funds various research activities at Lehigh University, Bethlehem, Pennsylvania.

  Research and development expenses totaled approximately $3.3 million in 1999, of which $468,000 was paid to external consultants for research related primarily to UPT and $2.8 million was spent internally by the company for research related primarily to UPT. Research and development expenses totaled approximately $2.3 million in 1998, $174,000 external and $2.1 million was internal and $1.9 million in 1997, $186,000 external and $1.7 million was internal.

Sales and Marketing

  STC's strategy is to reach the major target markets through a combination of direct sales and independent distributors. STC's marketing strategy is to develop a mix of trade shows, print advertising, and distributor promotions to support sales to each target market. At this time, STC's Insurance and Forensic Toxicology products are sold directly to end users; Histofreezer and Q.E.D. product lines are sold through independent distributors; and Intercept is sold to workplace testing through LabOne and to the public health and criminal justice markets on both a direct basis and a co-marketing plan with Epitope.

  STC sells the Histofreezer product line to distributors that market to more than 150,000 primary care physicians and podiatrists. Major distributors include McKesson HBOC, Physicians Sales & Service, Bergen Brunswig, and Henry Schein. Sales of Histofreezer totaled approximately $5.7 million in 1999, which represented approximately 41% of STC's revenue in that year. Sales of Histofreezer totaled $4.8 million, or 45% of STC's revenue in 1998 and $3.1 million, or 39% of STC's revenue, in 1997.

Significant Customers, Suppliers Products, and Markets

  In 1999, two customers in the insurance risk assessment market accounted for approximately 24% of total revenues with LabOne accounting for 13% of total revenues and Osborn Labs accounting for 11% of total revenues. In 1998 and 1997, one customer, LabOne, accounted for approximately 14% and 17% of total revenues, respectively. The loss of either of these customers would have a material adverse effect on STC.

  Histofreezer is manufactured in the Netherlands by Koninklijeke, Utermohlen, N.V., the company from which STC acquired the product in 1998. STC purchases the product pursuant to an exclusive production agreement between the companies. The production agreement provides that Koninklijeke, Utermohlen, N.V. shall be the exclusive supplier of the Histofreezer product until June 1, 2003. The management of STC believes that additional manufacturers of the Histofreezer product are available on terms no less favorable than the terms of the production agreement with Koninklijeke, Utermohlen, N.V. in the event that Koninklijeke, Utermohlen, N.V. were to be unable to continue manufacturing the Histofreezer product.

  STC manufactures and markets its products primarily in the United States and Europe. STC's principal manufacturing facilities are located in the United States and STC operates a sales office in the Netherlands. Product revenues attributable to customers in the United States amounted to $10.8 million, $8.9 million and $7.4 million in the years ended December 31, 1999, 1998 and 1997 respectively. Revenues attributable to

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customers in Europe amounted to $1.8 million in the year ended December 31,
1999 and $1.2 million during the period from June 1998 through December 1998 in which STC had operations in the Netherlands.

Manufacturing

  STC's AUTO-LYTE and MICRO-PLATE assays are manufactured at its Bethlehem, Pennsylvania, facility. STC manufactures the test components and assembles and packages the tests for distribution. More than 50 million tests were produced at STC's facility in 1999. STC's tests require the production of highly specific and sensitive antibodies corresponding to the antigen of interest. Antibodies are produced commercially by injecting a vaccine consisting of a purified, specific antigen into one of a variety of animals. The injected animal's immune system then manufactures antibodies, which are contained in blood samples which are collected on a routine basis, purified through the use of a chemical process, and prepared for use in various diagnostic products. Substantially, all of STC's antibody requirements are produced by a contract supplier. However, in 1999, STC began to develop its own in-house monoclonal and polyclonal antibody capabilities. STC believes that it maintains adequate reserves of antibody supplies and believes it has access to sufficient raw materials for its products.

  AUTO-LYTE test kits are manufactured by adding specific antibodies to chemical solutions which are then packaged as a defined volume of liquid in a plastic container for use in laboratory equipment. MICRO-PLATE test kits are produced by placing purified antibodies onto a plastic container which is sent to customers in multiples of ninety-six tests along with a set of reagents necessary to control the reaction. The reaction container is sealed in a foil package and placed in a box with the reagents. The Q.E.D. test is manufactured, packaged, and shipped from STC's Bethlehem facility.

  The Q.E.D. test is manufactured, packaged, and shipped from STC's Bethlehem facility.

Employees

  As of June 30, 2000, STC had 95 full-time employees, including 25 in sales, marketing, and technical support; 28 in manufacturing; 31 in research and development; and 11 in administration and finance. Ten of STC's employees hold Ph.D. degrees. STC's employees are not represented by a collective bargaining agreement.

  STC offers a benefits program to all of its full-time employees. STC contributes 80% of the premium cost for comprehensive health care coverage for employees and their families. Additionally, STC maintains a 401(k) plan with matching contributions for the lesser of 8% of salary or $3,000. STC contributed $113,708 in 1999, $93,607 in 1998 and $88,106 in 1997 to fund its matching commitments.

Competition

  The diagnostic industry is a multi-billion dollar international industry and is intensely competitive. Many of STC's competitors are larger with greater financial, research, manufacturing, and marketing resources. Important competitive factors for STC's products include product quality, price, ease of use, customer service, and reputation. Industry competition is based upon scientific and technological capability, proprietary know-how, access to adequate capital, the ability to develop and market products and processes, the ability to attract and retain qualified personnel, and the availability of patent protection.

  A few large corporations produce a wide variety of diagnostic tests and other medical devices and equipment, a larger number of mid-size companies generally compete only in the diagnostic industry, and, finally, a significant number of small companies produce only a few diagnostic products. As a result, the diagnostic test industry is fragmented and segmented.

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  The future market for diagnostic tests is expected to be characterized by consolidation, greater cost consciousness, and tighter reimbursement policies. The purchaser of diagnostic products will place increased emphasis on lowering costs, automation, service, and volume discounts. The increased complexity of the market is expected to force many competitors to enter into joint ventures or license certain products or technologies.

  In the insurance risk assessment market, STC's AUTO-LYTE homogeneous assays for cocaine and cotinine compete with reagents from Microgenics, Inc. STC's AUTO-LYTE homogeneous assays for Beta-Blockers and Thiazide as well as MICRO-PLATE heterogeneous assays for the detection of cocaine, cotinine and IgG in oral fluid are the only assays available in the market place. In urine chemistries, STC's significant competitors include Olympus America and Roche.

  STC MICRO-PLATE drugs-of-abuse reagents are targeted to forensic testing laboratories where sensitivity, automation, and "system solutions" are important. With respect to sensitivity, in the past laboratories have typically had to rely on radioimmunoassay. Radioimmunoassay requires radioactive materials, which have short shelf-life and disposal problems. STC's MICRO-PLATE tests run on automated equipment and, uncommon for a company of its size, STC delivers to the laboratory a complete "system package" of reagents, and instrumentation (known as a "reagent rental" transaction) to meet the specific needs of each customer.

  In the forensic toxicology market, STC competes with both homogeneous and heterogeneous tests manufactured by a host of companies. Significant competitors in the market for homogeneous assays include those manufactured by Dade/Behring, Abbott Diagnostics, Roche Diagnostics and Microgenics.

  The Intercept drug testing service competes with a wide variety of drug testing products and services. These competitors can be divided into two groups: 1) rapid tests; and 2) lab based services. Within each product or service group, drug testing can be further divided into testing matrix such as urine, hair, sweat and oral fluids.

  Major competitors in the lab-based drug testing are Quest/SmithKline Diagnostics, LabCorp, Psychemedics, and Medtox Laboratories. Major competitors in the rapid testing market include American Biomedica, Roche Diagnostics, and Biosite Diagnostics.

  Within the sub-segment of oral fluid drugs-of-abuse testing, Intercept competes with one company, Avitar, Inc, who markets a rapid test called Oral Screen(TM) to the workplace and criminal justice markets. Another development stage company, LifePoint, Inc. has announced plans to introduce a reader-based saliva test panel which will include alcohol testing during 2001.

  Q.E.D. has two direct competitors, Roche Diagnostics, Inc. and Chematics. These companies offer semi-quantitative saliva-based alcohol tests and both have received Department of Transportation approval. Indirect competitors who offer breath testing equipment include Intoximeters, Drager, and CMI. Although there are lower priced tests on the market that use oral fluid or breath as a test medium, these tests are qualitative tests that are believed to be substantially lower in quality and scope of benefits than the Q.E.D. test.

  The Histofreezer product's patented delivery system and warmer operating temperature than liquid nitrogen, provide STC with the opportunity to target sales to physicians, such as family practitioners, pediatricians, and podiatrists. STC does not target sales to dermatologists because they have the volume of patients required to support the capital costs associated with a liquid nitrogen delivery system. There is limited competition for convenient cryosurgical products for wart removal in the primary care physician market. Consequently, STC has been able to price the product to provide adequate margins for STC, medical product dealers, and physicians.

  Competition for Histofreezer includes portable cryosurgical systems from CryoSurgery, Inc. In addition, liquid nitrogen is used by medical professionals to remove warts and other benign skin lesions. Lastly, patients may purchase various over-the-counter products to treat warts at home.

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Patents, Copyrights, and Proprietary Information

  STC seeks patent and other intellectual property rights to protect and preserve its proprietary technology and its right to capitalize on the results of its research and development activities. STC also relies upon trade secrets, know-how, continuing technological innovations, and licensing opportunities to provide it with competitive advantages in its selected markets and to accelerate new product introductions. Respecting the patent and intellectual property rights of others, STC regularly searches for third-party patents in its fields of endeavor to shape its own patent and product commercialization strategies as effectively as possible as well as to identify licensing opportunities.

  As part of the UPT license agreements, STC licensed U.S. and foreign patents and/or patent applications which generally relate to the development of up-converting phosphor technology and the use of that technology for diagnostic applications. Since October 7, 1998, the U.S. and European Patent Offices have issued STC's licensors eight patents for methods, compositions, and apparatuses relating to phosphor technologies. Several additional UPT patent applications remain pending in the U.S. and abroad. STC expects to continue to expand its UPT patent portfolio in 2000.

  STC has five U.S. patents and numerous foreign patents and patent applications for the analog-to-digital threshold signaling technology used in the Q.E.D. test. These patents are related to the analog-to-digital technology color control systems and methods, systems and devices for the test, and detection of biochemical molecules.

  STC has three U.S. patents and numerous foreign patents issued for apparatuses and methods for the topical removal of skin lesions relating to its Histofreezer device. In addition, STC was issued U.S. patent 5,885,789 in May of 1999. This patent relates to STC's method for detecting blood in urine specimens and STC's Auto-Lyte products.

  It is STC's policy to require its employees, consultants, outside collaborators, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with STC. These agreements provide that all confidential information developed by, or made known to, the individual during the course of the individual's relationship with STC, is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreement provides that all inventions conceived by the individual during his tenure at STC will be the exclusive property of STC.

  UPT(TM) and Up-link(TM) are trademarks of STC and Histofreezer(R) and Auto-Lyte(R) are registered trademarks of STC.

Government Regulation

  Most of STC's diagnostic products are regulated by the FDA as medical devices. Prior to entering commercial distribution, all medical devices must undergo FDA review under either a 510(k) or a PMA review procedure depending on the type of test. Compared to a PMA, 510(k) notification is generally a streamlined filing submitted to demonstrate that the device in question is "substantially equivalent" to another legally marketed device. Tests for therapeutic drugs and hormones are included in this category. Approval under this procedure may be granted within 90 days, but in some cases as much as a year or more is required. STC has submitted and gained market clearance for fifty-one 510(k)s since inception for human diagnostic products such as Intercept and other drugs-of-abuse products as well as Histofreezer(R).

  Many of the insurance testing products are labeled for "insurance risk assessment only" and many of the DOA products sold to state crime labs are labeled for "forensic use only." The FDA does not currently regulate either of these markets.

  Products for physicians' offices and hospital markets are affected by the Clinical Laboratory Improvement Act of 1998, which is designed to ensure the quality and reliability of medical testing. Clinical Laboratory Improvement Act regulations may have the effect of discouraging or increasing the cost of testing in physicians' offices. These regulations establish requirements for laboratories in the area of administration, participation in proficiency testing, patient-test management, quality control, personnel, quality assurance, and inspection. Under these regulations, the specific requirements that a laboratory must meet depend upon the complexity of the tests performed by the laboratory. Laboratory tests are categorized as either: (1) waived tests, (2) tests of moderate complexity, or (3) tests of high complexity. Laboratories that perform either moderate or high complexity tests must meet standards in all areas, with the major difference in requirements between moderate and high complexity testing concerning quality control and personnel qualifications. In general, personnel conducting high complexity testing will require more education and experience than those doing moderate complexity testing. Under the Clinical Laboratory Improvement Act regulations, all laboratories performing moderately or highly complex tests will be required to obtain either a registration certificate or certificate of accreditation from the Health Care Financing Administration. The Q.E.D. test is considered waived under these regulations. None of STC's other products are currently subject to these regulations.

  The U.S. Food, Drug, and Cosmetic Act regulates STC's quality and manufacturing procedures for all of its products by requiring STC and its contract manufacturers demonstrate compliance with Quality Systems Regulations. The FDA monitors compliance with these requirements by requiring manufacturers to register with the FDA, which subjects them to periodic FDA inspections of manufacturing facilities. The FDA conducted an unannounced inspection of the operations of STC in June 1996. That investigation was concluded without any disciplinary action.

  STC has voluntarily recalled Q.E.D. tests on two occasions. In both instances, the Q.E.D. tests were recalled because STC did not believe that the materials met STC's quality standards. Both recalls were conducted according to FDA guidelines. The FDA investigated the initial recall in December 1996 and did not take any action against STC. The FDA investigated the second recall in March 1998. At the conclusion of that investigation, STC was issued a notice known as a 483 Notice. The notice was issued due to STC's failure to confirm to the FDA that the corrective actions taken by STC to remedy the deficiencies leading to the March 1998 recall had corrected the problems. STC has confirmed with the FDA that its corrective actions addressed the issues that led to the recall. If violations of the applicable regulations are noted during future FDA inspections of STC's manufacturing facility, or the manufacturing facilities of a contract manufacturer, the continued marketing of STC's products may be adversely affected.

  STC is currently pursuing ISO certification in connection with its intent to file for CE marks. The European Union has established a requirement that in vitro medical devices must receive a CE mark by December 2003, including many of STC's products. STC will not be permitted to sell its products in Europe if a CE mark is not obtained by this date. STC may continue to sell its products in Europe until this deadline. There are no assurances that STC will obtain these certifications. Preliminary analysis has been completed which disclosed a need for additional documentation and training. Management of STC does not believe any of the areas identified in the report represent a material impediment to receiving certification and has generated an action plan to address areas for improvement. The pre-assessment audit has been scheduled for the third quarter of 2000 with the registrar and the registration audit is planned for the fourth quarter of 2000. If STC fails to obtain these certifications, or is delayed in efforts to obtain these certifications, it could result in the inability of STC or its strategic allies to sell product and may lead to the termination of strategic alliances where that type of effect could occur such as with Drager Sicherheitstechnik GmbH.

  STC must also submit evidence of marketing clearance by the FDA to Health Canada's Therapeutic Products Programme prior to commencing sales in Canada. STC has completed this process for all of its current products which require FDA review.

Government Approvals of STC Products

  The following table describes the governmental approvals received and required for each class of STC's products. The agencies from which STC has received approvals include the U.S. Food and Drug Administration, U.S. Department of Transportation, Health Canada's Therapeutic Products Programme and the European Union's CE Mark.

Product                         Government Agency Status of Approval
-------                         ----------------- ------------------
Insurance Risk Assessment
 Products
 . MICRO-PLATE tests             FDA               Received
                                Health Canada     Received

 . AUTO-LYTE tests               FDA               Received

Drugs-of-Abuse Products
 . MICRO-PLATE tests             FDA               Received
                                Health Canada     Received
                                CE Mark           Application to be made

 . Intercept Oral Fluid Test     FDA               Received
                                Health Canada     Received
                                CE Mark           Application to be made

Q.E.D. Saliva Alcohol Test      FDA               Received
                                CLIA              Waiver Received
                                DOT               Received
                                Health Canada     Received

Histofreezer Product            FDA               Received
                                DOT               Received

  Future products and modifications to existing products will be submitted for regulatory approval based upon intended use. Products which are considered human diagnostic products will be submitted to the FDA as well as appropriate European regulators.

Environmental Regulations

  Because of the nature of its current and proposed research, development, and manufacturing processes, STC is subject to stringent federal, state, and local laws, rules, regulations, and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, and handling and disposal of materials and wastes. STC believes that it has complied with these laws and regulations in all material respects and has not been required to take any action to correct any noncompliance.

Product Liability Insurance

  STC's products carry the risk of potential product liability exposure. Consequently, STC maintains product liability insurance to cover any such occurrence. STC believes it has adequate coverage, but there can be no assurance that there is sufficient coverage. There are no claims pending against STC at this time.

Properties

  On April 30, 1999, STC signed a five-year lease to rent 25,845 square feet of space at the John M. Cook Technology Center on the south side of Bethlehem located at 150 Webster Street. In March 2000, STC occupied this facility as its main corporate, sales and marketing, and research and development offices. Annual rent for the first five years of this lease is approximately $270,000. The lease also includes a five-year renewal option and a ten-year purchase option. STC's administrative offices and research and development laboratories are located at this Facility.

  STC owns 33,500 square feet on 3.4 acres of land at 1745 Eaton Avenue in Bethlehem, Pennsylvania which is used for manufacturing. STC rents additional warehouse space on an as-needed basis. STC leases space for a sales office in Reeuwijk, The Netherlands.

  STC believes its manufacturing and laboratory facilities are in compliance with all applicable laws, rules, and regulations, and are maintained in a manner consistent with the FDA's Quality Systems Regulations standards.

  STC believes that its facilities are in good condition, well maintained, and suitable for its needs.

Legal Proceedings

  STC is not a party to any material pending legal proceedings against it.

Recent Developments

  In March 2000, STC signed a research and development agreement with Drager Sicherheitstechnik GmbH, a European manufacturer and supplier of medical and safety technology products for health care and industrial applications, to develop and optimize the UPlink system for rapid detection of drugs of abuse in oral fluid. The UPlink system developed with the European partner is expected to be marketed to law enforcement officials as a system for rapidly assessing whether a subject is under the influence of one or more DOA substances. As part of the research and development agreement, STC received a non-refundable fee and will receive additional fees upon achievement of technical milestones. Upon successful completion of such research and development activities, the European partner has the option to become STC's exclusive worldwide distributor of the UPlink drugs of abuse test strip and reader developed under the research and development agreement to law enforcement officials for use in rapidly assessing whether a subject is under the influence of one or more drugs-of-abuse substances.

Executive Compensation

  The following table provides historical information on compensation paid during the fiscal years ended December 31, 1999, 1998 and 1997 to the named executive officers of STC who will serve as executive officers of OraSure Technologies. See page 42 for a discussion of new executive employment agreements with OraSure Technologies. References to numbers of shares refer to shares of STC prior to the mergers and will convert into a number of shares of OraSure Technologies based upon the exchange ratio.

                           Summary Compensation Table

                                        Annual       Long-term
                                     Compensation   Compensation
                                   ---------------- ------------
                                                     Securities
                                                     Underlying     All Other
      Name and Position       Year  Salary   Bonus    Options    Compensation(1)
      -----------------       ---- -------- ------- ------------ ---------------
Michael J. Gausling.......... 1999 $175,000 $70,000    3,000         $3,000
 Chief Executive Officer and  1998  175,000  10,000      --           3,000
 President                    1997  175,000     --       --           3,000
R. Sam Niedbala.............. 1999  160,000  48,000    3,000          3,000
 Executive Vice President,    1998  160,000  10,000      --           3,000
 Chief Science Officer        1997  160,000     --       --           3,000
William M. Hinchey........... 1999  135,000  33,750    3,000          3,000
 Executive Vice President,    1998  135,000  10,000      --           3,000
 Sales and Marketing          1997  135,000     --       --           3,000

--------
(1) Consists of contributions to STC through its profit sharing plan available to all full-time employees after 12 months of employment under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). Under the 401(k) Plan, STC currently matches employee contributions up to the lesser of 8% of an employee's salary or $3,000.

Stock Option Grants

  The following table summarizes stock options to acquire shares of STC granted to the named executive officers during the fiscal year ended December 31, 1999. These options vest in four annual installments commencing on the first anniversary of the date of grant. The percentage of total options granted is based on an aggregate of 113,102 options granted to employees in 1999, including options granted to STC's named executive officers.

  The potential realizable value of each grant, as set forth in the table below, is calculated assuming that the market price of the underlying security appreciates at annualized rates of 5% and 10% over the ten-year term of the option. The results of these calculations are based on rates set forth by the Securities and Exchange Commission and are not intended to forecast possible future appreciation of the price of STC common stock. All of the options listed below will convert into options to acquire shares of OraSure Technologies as described under "The Agreement and Plan of Merger--Treatment of Stock Options."

                             Option Grants in 1999

                                       Individual Grants
                         ----------------------------------------------
                                                                          Potential
                                                                          Realizable
                                                                           Value at
                                          Percent                       Assumed Annual
                                         of Total                       Rates of Stock
                                          Options                           Price
                            Number of     Granted                        Appreciation
                           Securities       to     Exercise             of Option Term
                           Underlying    Employees Price per Expiration --------------
          Name           Options Granted  in 1999    Share      Date      5%     10%
          ----           --------------- --------- --------- ---------- ------ -------
Michael J. Gausling.....      3,000         2.7%     $4.25    12/15/09  $8,018 $20,320
R. Sam Niedbala.........      3,000         2.7       4.25    12/15/09   8,018  20,320
William M. Hinchey......      3,000         2.7       4.25    12/15/09   8,018  20,320

                       1999 Fiscal Year-End Option Values

  The following table shows 1999 year-end amounts and value of shares of STC's common stock underlying outstanding options for STC's three highest paid executive officers. None of these persons exercised any stock options in 1999.

                                    Number of
                              Securities Underlying   Value of Unexercised In-
                             Unexercised Options at     The-Money Options at
                                December 31, 1999       December 31, 1999(1)
                            ------------------------- -------------------------
    Name                    Exercisable Unexercisable Exercisable Unexercisable
    ----                    ----------- ------------- ----------- -------------
Michael J. Gausling........     --          3,000        $--          $--
R. Sam Niedbala............     --          3,000         --           --
William M. Hinchey.........     --          3,000         --           --

--------
(1) There was no public trading market for STC's common stock as of December 31, 1999. Accordingly, these values have been calculated based on the difference between the estimated fair value per share of $4.25 on December 31, 1999, and the exercise price of the option.

Certain Relationships and Related Transactions

  In order to partially finance the acquisition of the worldwide distribution rights to the Histofreezer product line, STC secured bridge financing of $1,894,000 from Messrs. Gausling, Hinchey and Niedbala to fund approximately 75% of the acquisition. On December 17, 1998, Lafayette Ambassador Bank as part of the bank's $6,756,000 loan package refinanced $750,000 of the subordinated debt. The remaining balance of $1.1 million was refinanced by Lafayette Ambassador Bank in August 1999.

  Messrs. Gausling, Niedbala and Hinchey have given personal guarantees as collateral for STC's $1 million line of credit.

  Information regarding employment agreements which the named STC executive officers have entered into with OraSure Technologies may be found beginning on page 44 under the heading of "Board of Directors, Management and Agreements with the Combined Company."

Management's Discussion and Analysis of STC's Financial Condition and STC's Results of Operations

  Profile

  STC develops, manufactures, and markets proprietary diagnostic products and medical devices for use in clinical laboratories, physician offices, hospitals, and workplace point-of-care testing. STC is a supplier of oral fluid assays to the insurance risk assessment testing market and also manufactures and markets other substance abuse testing products. In addition to these activities, STC has made a net investment of more than $12.0 million over the past five years to develop UPT (Up-Converting Phosphor Technology), a proprietary label detection technology for the detection of drugs of abuse and other substances. STC does not expect any revenues from UPT product sales for at least the next twelve months, if at all. STC expects expenses related to the development and commercialization of UPT to increase over historical levels, primarily due to expected increases in research and development and marketing.

                                                                 Six Months
                                                                 Ended June
RESULTS OF OPERATIONS                Year Ended December 31,         30,
---------------------                -------------------------  --------------
                                      1999     1998     1997     2000    1999
                                     -------  -------  -------  ------  ------
Revenues:
  Product........................... $13,117  $10,467  $ 7,717  $7,304  $5,809
  Licensing and product
   development......................     898      185      205     175     506
                                     -------  -------  -------  ------  ------
                                      14,015   10,652    7,922   7,479   6,315
                                     -------  -------  -------  ------  ------
Cost and expenses:
  Cost of goods sold................   4,500    4,145    3,033   2,355   2,131
  Sales and marketing...............   3,705    2,869    2,885   1,992   1,492
  Research and development..........   3,304    2,339    1,870   2,160   1,834
  Acquired in-process technology....   1,500      --       --      --      --
  General and administrative........   1,582    1,294    1,185     909     694
                                     -------  -------  -------  ------  ------
                                      14,591   10,647    8,973   7,416   6,151
                                     -------  -------  -------  ------  ------
    Operating income (loss).........    (576)       5   (1,051)     63     164

Interest expense....................     544      561      334     253     269
Interest income.....................    (316)    (105)    (235)   (255)   (103)
Foreign currency (gain) loss........     142       (5)     --        8     (14)
                                     -------  -------  -------  ------  ------
    Income (loss) before income
     taxes..........................    (946)    (446)  (1,150)     27      13
Income taxes........................      50      --       --       12      --
                                     -------  -------  -------  ------  ------
Net income (loss)................... $  (996) $  (446) $(1,150) $   15  $   13
                                     =======  =======  =======  ======  ======

Six months ended June 30, 2000 and 1999

  Total revenues increased 18% to approximately $7.5 million in 2000 from approximately $6.3 million in 1999.

  Product revenues increased 26% to approximately $7.3 million in 2000 from approximately $5.8 million in 1999. This increase was the result of increased sales across nearly all business lines, primarily to the worldwide Histofreezer markets which increased 26% to approximately $2.9 million, the insurance testing market which increased 16% to approximately $2.5 million, the Q.E.D. market which increased 31% to approximately $670,000 and Intercept revenue of approximately $170,000 as a result of the February 2000 market introduction. International sales increased 60% to $1.4 million in 2000 from $870,000 in 1999.

  Licensing and product development revenues decreased to $175,000 in 2000 from $506,000 in 1999. During 2000, licensing and product development revenues primarily consisted of income from STC's partnership with LabOne related to the Intercept(TM) service. During 1999, licensing and product development revenues consisted of income from research agreements with outside parties to develop specific target substances for point-of-care testing and to conduct a business and technology assessment of UPT(TM).

  During the remainder of 2000, STC will focus its UPT(TM) efforts on the development of license revenue from external research and development contracts. STC expects to capitalize on UPT(TM) outside STC's core markets by developing strategic relationships with third parties. These relationships are expected to generate revenue streams for STC through research and development and supply agreements. However, there can be no assurance as to the receipt or timing of these fees, if any.

  Cost of goods sold, as a percentage of product revenues, decreased to 32% in 2000 from 37% in 1999. Gross margins improved as a result of favorable product mix primarily as a result of higher insurance and Histofreezer sales, price increases for Histofreezer(R) and toxicology clients, and greater revenues compared to STC's fixed costs.

  Sales and marketing expenses increased 34% to approximately $2.0 million in 2000 from approximately $1.5 million in 1999, as a result of STC's national market launch for the Intercept service in February 2000, increased travel, and higher staffing levels. As a result of the Intercept service launch, STC has significantly increased its marketing and sales efforts to create market awareness and demand for these new products, including media and advertising campaigns and the creation of our first website dedicated to the sale of an oral fluid test over the Internet. Sales and marketing expenses, as a percentage of total revenues, were 27% and 24% in 2000 and 1999, respectively.

  Research and development expenses increased to approximately $2.2 million in 2000 from approximately $1.8 million in 1999. Research and development efforts were focused on development of Uplink(TM) reader, test strip, and collector for drugs-of-abuse applications and DNA feasibility studies. In an effort to meet UPT(TM)'s aggressive time schedule, STC continues to hire experienced scientists and has contracted with several outside consulting groups to supplement STC's internal work. Additional development activities focused on commercializing the Intercept service, toxicology product improvement projects, and development of antibodies. A portion of 1999 expenses included $300,000 for the renewal of STC's UPT(TM) license agreements with TPM Europe Holding B.V. As a result of the termination of this agreement in July 1999, STC did not expend any monies in 2000.

  General and administrative expenses increased 31% to $909,000 in 2000 from $694,000 in 1999. This increase was due to the expansion of STC's MIS department, and costs associated with STC's building expansion.

  Operating income decreased to $63,000 in 2000 from $164,000 in 1999 as a result of increased research and development costs related to UPT(TM), increased sales and marketing costs, and increased general and administrative expenses which were partially offset by increased product revenues and improvements in gross margins.

  Interest expense decreased to $253,000 in 2000 from $269,000 in 1999 as a result of principal loan repayments and the refinancing of subordinated debt.

  Interest income increased to $225,000 in 2000 from $103,000 in 1999 as a result of higher cash and cash equivalents available for investment in 2000 from the proceeds of the sale of our Series A convertible preferred stock in 1999.

  During 2000, a provision for income taxes of $12,000 was recorded as a result of STC's profitability.

Years ended December 31, 1999 and 1998

  Total revenues increased 32% to approximately $14.0 million in 1999 from approximately $10.7 million in 1998.

  Product revenues increased 25% to approximately $13.1 million in 1999 from approximately $10.5 million in 1998. This increase was the result of increased sales in the insurance testing market of 37% to approximately $4.4 million as a result of both price increases and increased testing volume, the acquisition of Histofreezer in June 1998, and continued growth of toxicology sales. International product sales were 18% of total product revenues in 1999, up from 15% last year, as a result of increased Histofreezer sales and the revenues associated with a one-time private label sale of the Q.E.D.(R) Saliva Alcohol Test in Europe.

  Licensing and product development revenues increased 385% to $898,000 in 1999 from $185,000 in 1998. The increase was primarily the result of STC beginning to secure research projects for the evaluation of UPT for a broad range of market applications. During 1999, STC received licensing and product development revenues fees in connection with a research agreement to collaborate on the development of analyses for point-of-care testing, licensing and product development revenues to conduct a business and technology assessment of UPT for food pathogen applications, and licensing and product development revenues from STC's partnership with LabOne for the Intercept service. During 1998, licensing and product development revenues consisted primarily of fees from outside parties to develop proprietary antibodies and product development revenues for the Q.E.D. test.

  Costs of goods sold, as a percentage of product revenues, decreased to 34% in 1999 from 40% in 1998. Gross margins improved primarily as a result of increased pricing for various insurance risk assessment products, Q.E.D. and Histofreezer, improvements in manufacturing operating processes, greater capacity utilization, and favorable product mix as a result of insurance risk assessment and domestic Histofreezer sales.

  Sales and marketing expenses increased 29% to approximately $3.7 million in 1999 from approximately $2.9 million in 1998 as a result of STC's preparations for a national market launch for the Intercept service in February 2000 and the establishment of its international sales office in the Netherlands. Sales and marketing expenses remained relatively constant at 26% and 27% of total revenues in 1999 and 1998, respectively, despite a $836,000 increase in 1999 spending.

  Research and development expenses increased 41% to approximately $3.3 million in 1999 from approximately $2.3 million in 1998, primarily as a result of increasing investment in UPT. Research and development expenses as a percentage of total revenues were 24% and 22% in 1999 and 1998, respectively. Development activities focused on commercializing the Intercept service, toxicology product improvement projects, development of monoclonal antibody capabilities, and improving the performance of the Q.E.D. test. UPT efforts were focused on development of a lateral flow device, particle size reduction, feasibility studies for on-site drugs-of-abuse, foodborne pathogens, cardiac markers, and preliminary DNA feasibility.

  In 1999, STC paid $1.5 million to TPM Europe Holding B.V., its sublicensor
(1) for the termination of an existing license agreement between the sublicensor and STC with respect to the sublicense of UPT patents owned by Leiden University, The Netherlands and (2) to secure a direct research, development, and license arrangement with Leiden University. STC has accounted for the purchase price as acquired in-process technology expense because, at the date of the transaction, the technology rights acquired by STC related to UPT had not progressed to a stage where it met technological feasibility and there existed a significant amount of uncertainty as to STC's ability to complete the development of the technology which would achieve market acceptance within a reasonable timeframe. In addition, the acquired in-process technology did not have an alternative future use to STC that had reached technological feasibility.

  At the acquisition date, the primary project that related to UPT involved development and testing activities associated with lateral flow testing technology. The project under development at the valuation date represents an advanced technology that is expected to address several shortcomings of traditional immunodiagnostic detection methods. The UPT technology produces less background interference that dramatically increases the potential sensitivity of the test.

  At the acquisition date, the UPT technology was in an early phase of development and significant technological challenges remained to commercialize the product. STC expects to spend approximately $3.4 million in 2000 to complete development of the lateral flow technology in combination with the development of the UPlink reader. Funding is expected to come from internal working capital, and future spending is planned to enhance and maintain the UPT technology in future periods. The anticipated completion date for the UPlink reader, including FDA approval, is estimated at 12 to 18 months, at which time STC expects to begin generating product and product license revenue from the developed product in the second half of 2001.

  Due to the early stage of development of the acquired in process technology, significant technological and market risks exist. If these projects are not successfully developed in a timely manner, the sales and profitability of the combined company may be adversely affected in future periods.

  General and administrative expenses increased 22% to approximately $1.6 million in 1999 from approximately $1.3 million in 1998, which represented 11% of total revenues in 1999 compared to 12% in 1998. This increase was due to the amortization of patent and product rights associated with the acquisition of worldwide distribution rights to Histofreezer in 1998, the expansion of STC's MIS department, and STC's 1999 Management Bonus Plan.

  Operating loss was $576,000 in 1999 compared to income of $5,000 in 1998 primarily as a result of the acquired in-process technology charge of $1.5 million. Excluding this charge, operating income improved $618,000 as a result of the continued increases in profitability of STC's existing product lines.

  Interest expense decreased to $544,000 in 1999 from $561,000 in 1998 as a result of loan repayments and the refinancing of $1.1 million of subordinated debt.

  Interest income increased to $316,000 in 1999 from $105,000 in 1998 as a result of higher cash and cash equivalents available for investment from the proceeds of the sale of our Series A Convertible Preferred Stock in the second quarter of 1999.

  Foreign currency loss was $142,000 in 1999 as a result of higher guilder rates during 1999 as compared to STC's foreign exchange contract rates.

Years ended December 31, 1998 and 1997

  Total revenues increased 34% to approximately $10.7 million in 1998 from approximately $8.0 million in 1997.

  Product revenues increased 36% to approximately $10.5 million in 1998 from approximately $7.7 million in 1997. This increase was the result of the acquisition of Histofreezer in June 1998, new sales to an insurance laboratory customer, strong unit volume growth for oral fluid testing of insurance applicants, and continued growth of the domestic Histofreezer product line. As a percentage of product revenues, international product sales increased to 15% in 1998 from 5% in 1997 as a result of the Histofreezer acquisition in 1998 and increased international activities for forensic toxicology drugs-of-abuse.

  Licensing and product development revenues decreased 10% to $185,000 in 1998 from $205,000 in 1997. During 1998, licensing and product development revenues consisted primarily of fees to develop proprietary antibodies and product development fees for the Q.E.D. test. During 1997, licensing and product development revenues consisted primarily of a Phase I research grant for the detection of
E. coli O157, and product development fees for the Q.E.D. test.

  Cost of goods sold, as a percentage of product revenues, increased to 40% in 1998 from 39% in 1997. Lower material costs and favorable product mix were offset by increased labor and quality control costs, lower gross margins on the sale of the Histofreezer international units, and higher depreciation and warranty costs for STC's reagent rental program.

  Sales and marketing expenses remained level at $2.9 million, with sales and marketing expenses as a percentage of total revenues decreasing to 27% from 36%. In 1998, higher direct selling expenses were offset by a reduction in non-recurring costs associated with the startup of a project with an insurance laboratory customer and the elimination of Histofreezer commissions in 1998.

  Research and development expenses increased 25% to approximately $2.3 million in 1998 from approximately $1.9 million in 1997 as a result of increasing investments in our UPT technology. Additional development activities focused on finishing the development of Intercept products, internal product improvement projects, and improving performance of the Q.E.D. test. Partially offsetting these activities was STC's decision to discontinue the development of the AUTO-LYTE(R) drugs-of-abuse panel due to the dependency on sole source suppliers and a non-competitive cost structure.

  General and administrative expenses increased 9% to approximately $1.3 million in 1998 from $1.2 million in 1997. This increase was due to the amortization of patent and product rights associated with the acquisition of worldwide distribution rights to Histofreezer in 1998, employee training costs, and increased staffing. Excluding the Histofreezer amortization, general and administrative expenses would have declined by approximately $40,000.

  Operating income improved by approximately $1.0 million.

  Interest expense increased to $561,000 in 1998 from $334,000 in 1997 as a result of approximately $1.9 million of debt incurred to finance the Histofreezer acquisition and one-time expenses associated with STC's refinancing of existing bank debt.

  Interest income decreased to $105,000 in 1998 from $235,000 in 1997 as a result of lower cash balances in 1998.

Liquidity and Capital Resources

  STC's cash and short-term investment position decreased $1.5 million from approximately $9.4 million at December 31, 1999, to approximately $7.9 million at June 30, 2000, as a result of STC's capital investment into the infrastructure of our facilities, continued principal term debt payments, and prepaid expenses associated with the contemplated mergers. At June 30, 2000, STC's working capital was $8.8 million.

  Liquidity is expected to remain strong for the foreseeable future, but will continue to be negatively affected by increased UPT(TM) investment for research and development and the design and construction of a fully automated lateral flow manufacturing line, principal loan payments, investment into the commercialization of the Intercept service, and capital expenditure requirements.

  The combination of STC's current cash position, available borrowings under STC's credit facilities, and STC's cash flow from operations will be sufficient to fund our operations and capital expenditures through at least the fourth quarter of 2001.

  Net cash used in operating activities was $32,000, a decline of $509,000 over 1999 as a direct result of the payment of professional and other expenses related to the contemplated merger, lower accrual levels, and increased inventory.

  Net cash provided by investing activities was $94,000, primarily as a result of STC's investment into tenant fit-out costs, additional laboratory equipment, and information systems equipment associated with the new facilities offset by the sale of short-term investments of $1.2 million.

  During 2000, STC anticipates making capital expenditure investments of up to $2 million. Approximately $1.1 million of this amount represents tenant build-out costs, additional laboratory equipment, furniture, phones, computer equipment, and security systems for the new facilities and renovation of its manufacturing facilities. We expect to invest up to $100,000 for the UPT(TM) lateral flow pilot manufacturing equipment. The balance is represented by planned expenditures for manufacturing equipment and computers and information technology.

  At June 30, 2000, STC had a $1.0 million working capital line of credit in place with a bank with an interest rate of the bank's LIBOR rate + 235 basis points. STC had borrowings of $144,000 outstanding at June 30, 2000, under this line of credit. This lending facility expires June 30, 2001.

  At June 30, 2000, STC had a $1.0 million equipment line of credit in place with a bank. There were no borrowings under this line of credit outstanding at June 30, 2000. Any future draws on the equipment line will be to purchase equipment and the interest rate will be fixed at prime. The unused portion of this lending facility expires on June 30, 2001.

  The credit facilities require, among other items, the maintenance of minimum financial ratios, first lien position on all assets, and the personal guarantees of STC's founders and principal stockholders. The personal guarantees of STC's founders and principal stockholders are anticipated to be removed upon the closing of the mergers.

  It is anticipated that these credit facilities will remain in effect following the mergers.

Recent Accounting Pronouncements

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". The bulletin draws on existing accounting rules and provides specific guidance on revenue recognition of up-front non-refundable license fees. STC has followed such principles in its financial statements.

                              STC STOCK OWNERSHIP

  The following table sets forth information regarding the ownership of common stock and preferred stock at August 15, 2000, by: (1) each person, entity or group known by STC to own beneficially more than 5% of STC's outstanding class A voting common stock or preferred stock; (2) each director; (3) each of the named executive officers; and (4) all directors and executive officers as a group. Unless otherwise indicated, the address of each person identified is c/o STC Technologies, Inc., 150 Webster Street, Bethlehem, PA, 18015.

  The percentages shown are based upon 3,080,061 shares of common stock outstanding assuming conversion of all outstanding convertible preferred stock into common stock. The table does not include 389,338 shares of class B non-voting common stock. All such shares of class B non-voting common stock will be converted into shares of OraSure Technologies common stock in the same ratio as the class A common stock. Pursuant to Rule 13d-3 under the Exchange Act, shares of voting common stock which a person has the right to acquire pursuant to the exercise of stock options and warrants held by that holder that are exercisable within sixty days are deemed to be outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.

                            Number of      Number of     Aggregate
                            Shares of      Shares of     Number of
                           Common Stock Preferred Stock    Shares
                           Beneficially  Beneficially   Beneficially
Name of Beneficial Owner      Owned        Owned(1)        Owned     Percentage
------------------------   ------------ --------------- ------------ ----------
HealthCare Ventures V,
 L.P.....................         --        588,235        588,235      19.1%
 44 Nassau Street
 Princeton, New Jersey
  08542
William M. Hinchey(2)....     423,478           --         423,478      13.7
Michael J. Gausling(3)...     399,320           --         399,320      18.0
R. Sam Niedbala(4).......     397,766           --         397,766      12.9
Pennsylvania Early Stage
 Partners, L.P...........         --        176,471        176,471       5.7
 Building 600, Suite 610
 435 Devon Park Drive
 Wayne, PA 19087
Michael J. Caruso(5).....      25,509        20,000         45,509       1.4
Jeffrey P. Libson(6).....         --            --             --        --
Michael G. Bolton(7).....         --        176,471        176,471       5.7
William W. Crouse(8).....         --        588,235        588,235      19.1
Harold R. Werner(9)......         --        588,235        588,235      19.1
Rho Management Trust II..         --         65,382         65,382       2.1
 c/o Rho Management
  Company, Inc.
 767 Fifth Avenue
 New York, NY 10153(10)
All directors and
 executive officers as a
 group (9 persons)(11)...   1,246,073       784,706      2,030,779      65.9

--------
*  Less than one percent

(1) The 1,080,061 shares of class A preferred stock are convertible into common stock on a one-for-one basis.
(2) Includes 100,000 shares held by The William M. Hinchey 2000 Grantor Retained Annuity Trust Dated April 27, 2000 of which Mr. Hinchey is the trustee and 4,705 share held by The William M. Hinchey Irrevocable Education Trust Dated April 27, 2000 of which Maureen H. Hinchey is a trustee. Does not include 3,333 shares of class B common stock.
(3) Includes 100,000 shares held by The Michael J. Gausling Grantor Retained Annuity Trust Dated April 28, 2000 of which Mr. Gausling is the trustee and 6,500 shares held by The Mike Gausling Irrevocable Education Trust Dated April 28, 2000 of which Sharon M. Gausling is a trustee. Does not include 88 shares of class B common stock.
(4) Includes 100,000 shares held by The Raymond S. Niedbala 2000 Grantor Retained Annuity Trust Dated April 28, 2000 of which Dr. Niedbala is the trustee and 15,000 shares held by The Raymond S. Niedbala

    Family Trust Dated April 28, 2000 of which Linda-Lee Niedbala is a trustee. Does not include 3,333 shares of class B common stock.
(5) Does not include 8,000 shares of class B common stock or 4,000 shares of class B common stock which Mr. Caruso has the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.
(6) Does not include 4,000 shares of class B common stock which Mr. Libson has the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.
(7) Includes 176,471 shares of class A preferred stock held of record by Pennsylvania Early Stage Partners L.P. Mr. Bolton is the managing director of Pennsylvania Early Stage Partners GP, LLC, the general partner of Pennsylvania Early Stage Partners L.P. Does not include 1,500 shares of class B common stock which Mr. Bolton has the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.
(8) Includes 588,235 shares of class A preferred stock held of record by HealthCare Ventures V, LP. Mr. Crouse is a general partner of HealthCare Partners V, L.P., the general partner, of HealthCare Ventures V, LP. Mr. Crouse, together with the other general partners of HealthCare Ventures V, LP shares voting and investment control with respect to the shares owned by HealthCare Ventures V, LP. Does not include 1,500 shares of class B common stock which Mr. Crouse has the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.
(9) Includes 588,235 shares of class A preferred stock held of record by HealthCare Ventures V, LP. Mr. Werner is a general partner of HealthCare Partners V, L.P., the general partner, of HealthCare Ventures V, LP. Mr. Werner, together with the other general partners of HealthCare Ventures V, LP shares voting and investment control with respect to the shares owned by HealthCare Ventures V, LP. Does not include 1,500 shares of class B common stock which Mr. Werner has the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.
(10) Joshua Ruch and Mark Leschley are Chief Executive Officer and Managing Director of Rho Management Company, Inc., financial adviser to Rho Management Trust II.
(11) Includes 588,235 shares of class A preferred stock held of record by HealthCare Ventures V, LP, 176,471 shares of class A preferred stock held of record by Pennsylvania Early Stage Partners L.P. but does not include 12,500 shares of common stock which several directors have the right to acquire within 60 days of August 1, 2000 upon the exercise of stock options.

                  INFORMATION ABOUT ORASURE TECHNOLOGIES, INC.

  OraSure Technologies is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation, its execution of the agreement and plan of merger and related agreements, and its participation in the preparation of this joint proxy statement/prospectus. The financial statements of OraSure Technologies are omitted because OraSure Technologies has nominal assets and no liabilities, as well as no operations to date. There are also no contingent assets or liabilities. OraSure Technologies has 100 shares of its common stock issued and outstanding, all of which are owned by Epitope.

  As a result of the mergers of STC and Epitope into OraSure Technologies, the business of OraSure Technologies will be the businesses currently conducted by STC and Epitope. The headquarters of OraSure Technologies will be located at 150 Webster Street, Bethlehem, Pennsylvania by January 1, 2001 and its telephone number at that address will be (610) 882-1820. Until January 1, 2001, the address for OraSure Technologies will be 8505 S.W. Creekside Place, Beaverton, Oregon 97008 and its telephone number will be (503) 641-6115.

                 MATERIAL DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  Copies of the OraSure Technologies certificate of incorporation and bylaws, the STC certificate of incorporation and bylaws, and the Epitope articles of incorporation and bylaws, in each case as in effect on the date of this joint proxy statement/prospectus, will be sent to Epitope or STC stockholders upon request. See "Where You Can Find More Information" on page 126. See "The Ability of OraSure Technologies Stockholders to Effect Changes in Control of OraSure Technologies will be Limited" on page 16 for a description of the differences described below that could have the effect of delaying or impeding the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving OraSure Technologies or could discourage from attempting to acquire control of OraSure Technologies, even if those events would be beneficial to the interests of stockholders.

  Summary of Material Differences Between Current Rights of STC and Epitope Stockholders and Rights Those Stockholders Will Have as OraSure Technologies Stockholders Following the Mergers

                            Authorized Capital Stock

           STC                      Epitope             OraSure Technologies


The authorized capital     The authorized capital     The authorized capital
stock of STC consists of   stock of Epitope           stock of OraSure
6,000,000 shares of        consists of 30,000,000     Technologies consists of
common stock and           shares of common stock     120,000,000 shares of
2,000,000 shares of        and 1,000,000 shares of    common stock and
preferred stock,           preferred stock.           25,000,000 shares of
including 1,118,000                                   preferred stock,
shares of Series A                                    including 120,000 shares
Convertible Preferred                                 of Series A Preferred
Stock.                                                Stock.

As of the date of this     As of the date of this     As of the date of this
document, no shares of     document, no shares of     document, no shares of
any series of STC          any series of Epitope      any series of OraSure
preferred stock are        preferred stock are        Technologies preferred
outstanding, other than    outstanding.               stock are outstanding.
1,080,061 shares of
Series A Convertible
Preferred Stock.

                              Number of Directors

           STC                      Epitope             OraSure Technologies


The STC board of           The Epitope board of       The OraSure Technologies
directors currently        directors currently        board of directors
consists of eight          consists of nine           currently consists of
directors.                 directors.                 nine directors but will
                                                      be reduced to seven
                                                      directors concurrently
                                                      with the mergers.
                                                      Following the mergers,
                                                      the OraSure Technologies
                                                      board of directors will
                                                      initially consist of
                                                      three members designated
                                                      by Epitope, three
                                                      members designated by
                                                      STC and one member who
                                                      will be a person
                                                      mutually acceptable to
                                                      both STC and Epitope.

                      Classification of Board of Directors

           STC                      Epitope             OraSure Technologies


The STC board of           The Epitope board of       The OraSure Technologies
directors is not divided   directors is divided       board of directors is
into classes. Each         into three classes, with   divided into three
director serves a one-     each class serving a       classes, designated as
year term.                 staggered three-year       Class I, Class II and
                           term. This provision may   Class III. Concurrently
                           not be amended or          with the mergers, the
                           repealed unless such       size of OraSure
                           action is approved by      Technologies Board will
                           the affirmative vote of    be reduced to seven
                           not less than 90 percent   members and all of its
                           of the votes then          current
                           entitled to be cast in
                           the election of
                           directors.

                                                      members will resign
                                                      except for Messrs.
                                                      Thompson, Pringle and
                                                      Hausmann. Mr. Hausmann
                                                      and Mr. Bolton will
                                                      serve as Class I
                                                      directors for a one-year
                                                      term, Mr. Pringle and
                                                      Mr. Crouse will serve as
                                                      Class II directors for a
                                                      two-year term and Mr.
                                                      Thompson and Mr.
                                                      Gausling will serve as
                                                      Class III directors for
                                                      a three-year term. At
                                                      each annual meeting
                                                      beginning in 2001,
                                                      successors to directors
                                                      whose terms are expiring
                                                      will be elected for
                                                      three-year terms.

                              Removal of Directors

           STC                      Epitope             OraSure Technologies


Any or all of the          Directors may be removed   Directors may be removed
directors may be removed   from office with or        from office only for
with or without cause by   without cause by the       cause, and only by the
vote of the holders of a   affirmative vote of        affirmative vote of the
majority of the shares     holders of at least 90%    holders of a majority of
then entitled to vote at   of the votes then          shares of stock entitled
an election of             entitled to be cast for    to vote in an election
directors.                 the election of            of directors.
                           directors, only at a
                           meeting of the
                           stockholders called
                           expressly for that
                           purpose. This provision
                           may not be amended or
                           repealed unless such
                           action is approved by
                           the affirmative vote of
                           not less than 90% of the
                           votes then entitled to
                           be cast in the election
                           of directors.

                     Stockholder Action by Written Consent

           STC                      Epitope             OraSure Technologies


STC stockholders may act   Epitope stockholders may   The stockholders of
by written consent in      act by written consent     OraSure Technologies may
lieu of a meeting of       in lieu of a meeting of    not act by written
stockholders. Such         stockholders. Such         consent in lieu of a
consent must be signed     consent must be signed     meeting of stockholders,
by the holders of          by all stockholders        unless such consent is
outstanding stock having   entitled to vote.          unanimous.
not less than the
minimum number of votes
that would be necessary
to authorize or take
such action at a meeting
at which all shares
entitled to vote thereon
were present and voted.

                  Calling of Special Meetings of Stockholders

           STC                      Epitope             OraSure Technologies


The STC bylaws provides    The Epitope bylaws         The OraSure Technologies
that the president may     provide that a special     certificate of
call a special meeting     meeting of stockholders    incorporation provides
of stockholders, and the   may be called only by      that only the chairman
president or the           the president, the board   of the board, the chief
secretary must call such   of directors, the          executive officer, the
a meeting at the written   holders of not less than   president or the board
request of stockholders    one-tenth of all shares    of directors (pursuant
owning a majority of the   entitled to vote at the    to a resolution approved
entire issued and          meeting or as provided     by a majority of the
outstanding voting         in the Oregon Business     whole board) may call a
capital stock of STC.      Corporation Act.           special meeting of
                                                      stockholders.

                        Amendment of Charter and Bylaws

           STC                      Epitope             OraSure Technologies


STC's certificate of       The board of directors     OraSure Technologies'
incorporation may be       of Epitope may amend its   certificate of
amended if the change is   articles of                incorporation may be
proposed by the board of   incorporation without      amended if the change is
directors and approved     stockholder approval to    proposed by the board of
by the holders of a        make housekeeping          directors and approved
majority of the            amendments, such as        by the holders of a
outstanding stock          technical changes to the   majority of the
entitled to vote           corporate name, the        outstanding stock
thereon, and a majority    deletion of the names      entitled to vote
of the outstanding stock   and addresses of the       thereon, and a majority
of each class entitled     initial directors, the     of the outstanding stock
to vote thereon as a       name and address of the    of each class entitled
class.                     initial registered         to vote thereon as a
                           agent, and the             class, provided that any
                           corporation's mailing      change in the provisions
                           address, and other         of the certificate of
                           narrowly defined           incorporation relating
                           matters. However, in       to:
                           general, an amendment to
                           Epitope's articles of
                           incorporation must be
                           adopted by both the
                           board of directors and
                           the stockholders. The
                           vote of the stockholders
                           needed to approve an
                           amendment depends upon
                           the voting groups
                           entitled to vote
                           separately on the
                           amendment, whether any
                           of those voting groups
                           would be entitled to
                           dissenters' rights if
                           the amendment were
                           adopted, any special
                           requirements contained
                           in the articles of
                           incorporation and any
                           additional voting
                           requirements imposed by

                                                        . actions by
                                                          stockholders or
                                                          calling special
                                                          meetings of
                                                          stockholders;

                                                        . the election,
                                                          qualifications,
                                                          powers, duties, or
                                                          removal of the
                                                          directors, the
                                                          classification of
                                                          the board of
                                                          directors or the
                                                          factors for
                                                          directors to
                                                          consider upon
                                                          receipt of an
                                                          acquisition
                                                          proposal;

                                                        . the amendment of the
                           the board of directors.        bylaws or the
                           In general, if a quorum        adoption of a
                           exists, action by a            provision of the
                           voting group is approved       certificate of
                           if the votes cast              incorporation
                           favoring the action            inconsistent with
                           exceed the votes cast          the bylaws; or
                           opposing the action. If
                           two or more separate
                           voting groups are
                           entitled to vote

                                                        . the amendment of the
                                                          charter,

                                                      must be approved by the
                                                      holders of two-thirds
                                                      (66.6%) of the combined
                                                      voting power of the then
                                                      outstanding shares of
                                                      stock of all
                           on an amendment, the
                           votes of each voting       classes and series of
                           group must be counted      OraSure Technologies
                           separately. The holders    entitled to vote
                           of outstanding shares of   generally in the
                           a class or series of       election of directors,
                           shares are entitled to     voting together as a
                           vote as a separate         single class.
                           voting group on a
                           proposed amendment if
                           the amendment would:

                           (1) increase or decrease
                               the aggregate number
                               of authorized shares
                               of the class or
                               series;

                           (2) effect an exchange
                               or reclassification
                               of all or part of
                               the shares of the
                               class or series into
                               shares of another
                               class or series;

                           (3) effect an exchange
                               or reclassification,
                               or create a right of
                               exchange, of all or
                               part of the shares
                               of another class or
                               series into shares
                               of the class or
                               series;

                           (4) change the
                               designation, rights,
                               preferences or
                               limitations of all
                               or part of the class
                               or series;

                           (5) change the shares of
                               all or part of the
                               class or series into
                               a different number
                               of shares of the
                               same class or
                               series;

                           (6) create a new class
                               or series of shares
                               having rights or
                               preferences with
                               respect to
                               distributions or to
                               dissolution that are
                               prior, superior or
                               substantially equal
                               to the shares of the
                               class or series;

                           (7) increase the rights,
                               preferences or
                               number of authorized
                               shares of any class
                               or series that,
                               after giving effect
                               to the amendment,
                               have rights or
                               preferences with
                               respect to
                               distributions or to
                               dissolution that are
                               prior, superior or
                               substantially equal
                              to the shares of the
                              class or series;

                           (8) limit or deny an
                               existing preemptive
                               right of all or part
                               of the shares of the
                               class or series; or

                           (9) cancel or otherwise
                               affect rights to
                               distributions or
                               dividends that have
                               accumulated but that
                               have not yet been
                               declared on all or
                               part of the shares
                               of the class or
                               series.

                           The right to vote as a
                           separate voting group
                           because the class or
                           series would be affected
                           in one or more of the
                           above nine ways is
                           required even if the
                           articles of
                           incorporation provide
                           that the shares are non-
                           voting shares. However,
                           if two or more series of
                           shares are entitled to
                           vote as separate voting
                           groups pursuant to the
                           above list, and the
                           proposed amendment would
                           affect those two or more
                           series in the same or in
                           a substantially similar
                           way, all of the series
                           so affected must vote
                           together as a single
                           voting group on the
                           proposed amendment.
                           Classes of shares that
                           are entitled to vote as
                           separate voting groups
                           and that are affected by
                           a proposed amendment in
                           the same or a
                           substantially similar
                           way are not required to
                           vote together as a
                           single voting group.

                           Each voting group for
                           which the amendment
                           would create dissenters'
                           rights also has the
                           right to vote as a
                           separate voting group on
                           the amendment. The types
                           of amendments to the
                           charter that would
                           create dissenters'
                           rights are those
                           amendments that would:

                           (1) alter or abolish a
                               preemptive right of
                               the holder of the
                               shares to acquire
                               shares or other
                               securities; or

                           (2) reduce the number of
                               shares owned by the
                               stockholder to a
                               fraction of a share
                               if the fractional
                               share is to be
                               acquired for cash by
                               the corporation.

                           Where an amendment would
                           create dissenters'
                           rights as to a voting
                           group, it must be
                           approved by a majority
                           of the votes entitled to
                           be cast on the amendment
                           by the voting group.
                           Dissenters' rights do
                           not apply to shares
                           listed on a national
                           securities exchange or
                           quoted on Nasdaq.

The STC bylaws may be      The Epitope bylaws may     The OraSure Technologies
amended by the holders     be amended by the          bylaws may be amended by
of a majority of the       affirmative vote of a      the vote of a majority
shares entitled to vote    majority of the            of the whole board of
or by a majority of the    directors present (when    directors or by the
directors at any regular   a quorum exists) at any    affirmative vote of two-
meeting of the             regular or special         thirds (66.6%) of the
stockholders or of the     meeting of the board of    combined voting power of
board of directors or at   directors. The bylaws      the then outstanding
any special meeting of     also may be amended by     shares of stock of all
the stockholders or of     the shareholders.          classes and series of
the board of directors                                OraSure Technologies
if notice of such                                     entitled to vote
amendment is properly                                 generally in the
given.                                                election of directors,
                                                      voting together as a
                                                      single class.

                            Stockholder Rights Plan

STC                        Epitope                    OraSure Technologies
---                        -------                    --------------------

STC currently has no       Epitope entered into a     On May 6, 2000, the
stockholder rights plan.   Rights Agreement, dated    board of directors of
                           as of December 15, 1997,   OraSure Technologies
                           with ChaseMellon           adopted a stockholder
                           Shareholder Services,      rights plan, pursuant to
                           L.L.C., as Rights Agent,   which OraSure
                           pursuant to which          Technologies will issue
                           Epitope issued rights,     rights to purchase its
                           exercisable only upon      Series A Preferred Stock
                           the occurrence of          along with the common
                           events, to purchase its    stock to be issued
                           Series A Junior            pursuant to the mergers,
                           Participating Cumulative   which rights will be
                           Preferred Stock which      exercisable only upon
                           are similar to those       the occurrence of the
                           described under            events described under
                           "Description of OraSure    "Description of OraSure
                           Technologies Capital       Technologies Capital
                           Stock--Description of      Stock--Description of
                           Rights." The purchase      Rights." The purchase
                           price payable upon         price payable upon
                           exercise of each right     exercise of each right
                           is $60. The rights         is $85. The rights will
                           expire on December 26,     expire on May 6, 2010.
                           2007.

                           The Rights Agreement has   The rights will be
                           been amended to avoid      distributed immediately
                           any argument that the      after the Effective Time
                           Rights would become        of the mergers and
                           exercisable as a result    therefore cannot become
                           of consummation of the     exercisable upon
                           mergers.                   consummation of the
                                                      mergers.

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

               DESCRIPTION OF ORASURE TECHNOLOGIES CAPITAL STOCK

General

  The authorized capital stock of OraSure Technologies consists of 120,000,000 shares of OraSure Technologies common stock, par value $.000001 per share, of which, as of July 20, 2000, there were 100 shares issued and outstanding and 25,000,000 shares of preferred stock, par value $.000001 per share, none of which, as of July 20, 2000, were outstanding and 120,000 shares of which, as of July 20, 2000, have been designated Series A Preferred Stock and reserved for issuance upon the exercise of the rights distributed to the holders of OraSure Technologies common stock pursuant to the rights agreement described below under "Description of Rights." All of the outstanding shares of the capital stock of OraSure Technologies are duly authorized, validly issued, fully paid and nonassessable, and no class is entitled to preemptive rights. As of July 20, 2000, except for OraSure Technologies' Series A Preferred Stock purchase rights distributed pursuant to the rights agreement described below under "Description of Rights", there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating OraSure Technologies to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock.

  If the average of the closing price per share of Epitope common stock during a 20 trading day measurement period that ends immediately preceding the third trading day before the vote on the mergers is $8.00 or less, then, based on the number of shares outstanding as of August 18, 2000, OraSure Technologies is expected to have a maximum of 40,639,166 shares of common stock outstanding, and 4,864,141 shares of common stock reserved for issuance upon exercise of options and warrants, immediately following consummation of the mergers. The number of shares of common stock that OraSure Technologies would have outstanding and reserved for issuance upon exercise of options and warrants immediately following consummation of the mergers would decrease if this average closing price increases as described under "Merger Consideration" on page 49.

OraSure Technologies Common Stock

  Subject to the rights of holders of any outstanding OraSure Technologies preferred stock, the holders of outstanding shares of OraSure Technologies common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the OraSure Technologies board of directors may from time to time lawfully determine.

  Each holder of OraSure Technologies common stock is entitled to one vote for each share held and, except as otherwise provided by law or by the OraSure Technologies board of directors with respect to any series of OraSure Technologies preferred stock, the holders of OraSure Technologies common stock will exclusively possess all voting power. Holders of OraSure Technologies common stock are not entitled to accumulate votes for the election of directors. The OraSure Technologies common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding OraSure Technologies preferred stock, upon liquidation, dissolution or winding up of OraSure Technologies, any assets legally available for distribution to stockowners as such are to be distributed ratably among the holders of the OraSure Technologies common stock at that time outstanding.

  Following the consummation of the mergers, shares of OraSure Technologies will be listed on the Nasdaq National Market under the ticker symbol "OSUR".

OraSure Technologies Preferred Stock

  The OraSure Technologies board of directors has the authority to issue OraSure Technologies preferred stock in one or more series with such distinctive serial designations, at such price or prices and for such other consideration as may be fixed by the OraSure Technologies board of directors. OraSure Technologies preferred stock of all series shall be in all respects entitled to the same preferences, rights and privileges and subject to the same qualifications, limitations and restrictions; provided, however, that different series of OraSure Technologies preferred stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the OraSure Technologies board of directors providing for the issuance of such series, without any further vote or action by the stockholders of OraSure Technologies. All the shares of any one series will be alike in every particular. OraSure Technologies' charter currently provides that no share of any series of preferred stock may be entitled to more than one vote. The ability of the OraSure Technologies board of directors to issue OraSure Technologies preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of OraSure Technologies. As of the date of this joint proxy statement/prospectus, no shares of OraSure Technologies preferred stock are issued and outstanding and 120,000 shares have been designated as Series A Preferred Stock and reserved for issuance as described below under "Description of Rights."

Description of Rights

  On May 6, 2000, the OraSure Technologies board of directors adopted a Rights Plan which is summarized under this "Rights Plan" section. Pursuant to the Rights Plan, OraSure Technologies will distribute a dividend of one right to purchase shares of capital stock of OraSure Technologies under certain circumstances specified in the Rights Plan, for each outstanding share of common stock. We refer to these purchase rights as the "Rights." The Rights will trade with the common stock and detach and become exercisable only if, in a transaction not approved by the OraSure Technologies board of directors, ten business days elapse after either a person (together with that person's affiliates or associates) acquires 15% or more of the outstanding shares of OraSure Technologies common stock, or announces a tender offer the completion of which would result in ownership by a person (together with such person's affiliates or associates) of 15% or more of those shares.

  If the Rights detach and become exercisable as a result of the commencement of a tender offer, unless subsequently redeemed, each Right then would entitle its holder to purchase one one-thousandth of a share of the Series A Preferred Stock for an exercise price specified in the Rights Plan (which is intended to equal the estimated value of OraSure Technologies common stock at the end of the ten-year life of the Rights). If OraSure Technologies were to be involved in a merger or other business combination transaction after the Rights become exercisable, each Right would entitle its holder to purchase, for the Right's exercise price, a number of the acquiring or surviving company's shares of common stock having a market value equal to twice the exercise price. If, in a transaction not approved by the OraSure Technologies board of directors, a person (together with such person's affiliates or associates) acquires 15% or more of the outstanding shares of OraSure Technologies common stock, each Right would entitle its holder (other than the acquiring person and its affiliates and associates, all of whose Rights become automatically void) to purchase, for the Right's exercise price, a number of shares of OraSure Technologies common stock having a market value equal to twice the exercise price. At any time after a person (together with such person's affiliates or associates) acquires at least 15%, but not more than 50%, of the outstanding shares of OraSure Technologies common stock, the OraSure Technologies board of directors can elect to exchange one share of common stock for each Right (other than Rights held by such acquiring person and its affiliates and associates). OraSure Technologies would be entitled to redeem the Rights at $.01 per Right at any time until ten business days following a public announcement that a person (together with such person's affiliates or associates) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock. Following such an announcement, or, subject to certain exceptions specified in the Rights Plan, the acquisition of beneficial ownership of 15% or more of the outstanding shares of common stock by the acquiror (together with such person's affiliates or associates), the Rights acquired by such person or persons would be null and void. Prior to the date upon which the Rights detach, the terms of the Rights Plan could be amended by the OraSure Technologies board of directors without the consent of the holders of the Rights. The Rights expire on May 6, 2010, unless earlier redeemed by

OraSure Technologies. The Rights Plan will not be intended to deter all takeover bids for OraSure Technologies. To the extent an acquiror would be discouraged by the Rights Plan from acquiring an equity position in OraSure Technologies, stockholders may be deprived from receiving a premium for their shares. The issuance of additional shares of common stock prior to the time the Rights become exercisable would result in an increase in the number of Rights outstanding.

  We anticipate that the Series A Preferred Stock, if issued, would rank junior to all other series of preferred stock as to the payment of dividends and the distribution of assets in liquidation, unless the terms of any such other series provide otherwise. Each share of Series A Preferred Stock would have a quarterly dividend rate per share equal to 1,000 times the per share amount of any dividend (other than a dividend payable in shares of common stock or a subdivision of the common stock) declared from time to time on the common stock, subject to certain adjustments. The holders of Series A Preferred Stock would be entitled to receive a preferred liquidation payment per share of $1,000 (plus accrued and unpaid dividends) or, if greater, an amount equal to 1,000 times the payment to be made per share of common stock. Generally, the holder of each share of Series A Preferred Stock would vote together with the common stock (and any other series of preferred stock entitled to vote on such matter) on any matter as to which the common stock is entitled to vote, including the election of directors. The holder of each share of Series A Preferred Stock would be entitled to 1,000 votes, or one vote for each one one-thousandth of a share. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchange for or changed into other stock or securities, cash and/or property, the holder of each share of Series A Preferred Stock would be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or property into which or for which each share of common stock is changed or exchanged.

  The foregoing dividend, voting and liquidation rights of the Series A Preferred Stock would be protected against dilution in the event that additional shares of common stock are issued pursuant to a stock split or stock dividend. Because of the nature of the Series A Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of Series A Preferred Stock purchasable with each Right is intended to approximate the value of one share of common stock.

Statutory Business Combination Provision

  OraSure Technologies will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless (i) prior to such time the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, or (iii) at or after such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's voting stock within three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Other Matters

  The certificate of incorporation of OraSure Technologies provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall be at least three and not more than twelve. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote in an election of directors. This provision, in conjunction with the provision of the certificate of incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

  The Certification of Incorporation of OraSure Technologies provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent unless such consent is unanimous. The certificate of incorporation provides that special meetings of the stockholders can be called only by the Chairman of the Board, the Chief Executive Officer, the President, or the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors.

  The certificate of incorporation of OraSure Technologies authorizes the Board of Directors to take into account (in addition to any other considerations which the Board of Directors may lawfully take into account) in determining whether to take or to refrain from taking corporate action on any possible acquisition proposals, including proposing any related matter to the stockholders of OraSure Technologies, the long-term as well as short-term interests of OraSure Technologies and its stockholders, including the possibility that these may be best served by the continued independence of OraSure Technologies, customers, employees and other constituencies of OraSure Technologies and any subsidiaries, as well as the effect upon communities in which OraSure Technologies and any subsidiaries do business. In considering the foregoing and other pertinent factors, the Board of Directors is not required, in considering the best interests of OraSure Technologies, to regard any particular corporate interest or the interest of any particular group affected by such action as a controlling interest.

Stockholder Proposals

  The bylaws of OraSure Technologies contain provisions (i) requiring that advance notice be delivered to OraSure Technologies of any business to be brought by a stockholder before any meeting of stockholders and (ii) establishing procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of OraSure Technologies by a stockholder, with respect to director nominations or stockholder proposals, not less than 50 nor more than 75 days prior to the meeting (except that if less than 65 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, then notice by the stockholder, to be timely, must be received within 15 days of the date on which notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs). Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. The foregoing summary is qualified in its entirety by reference to the bylaws of OraSure Technologies, which are included as an exhibit to the registration statement of which this document is a part.

Limitations on Director/Officer Liability

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The certificate of incorporation of OraSure Technologies limits the liability of directors to OraSure Technologies or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of OraSure Technologies will not be personally liable to OraSure Technologies or its stockholders for monetary damages for breach of a director's fiduciary duty as a director, except for liability for breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or for any transaction in which a director has derived an improper personal benefit.

  The bylaws require OraSure Technologies to indemnify to the fullest extent permitted by Delaware law any person who is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of OraSure Technologies, or is serving as a director, officer, employee or agent of another enterprise at OraSure Technologies' request. Indemnification is not, however, permitted under the bylaws unless the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to OraSure Technologies' best interests and, with respect to any criminal action or proceeding, that such person had no reasonable cause to believe such person's conduct was unlawful. The bylaws further provide that OraSure Technologies shall not indemnify any person for any liabilities or expenses incurred by such person in connection with an action, suit or proceeding by or in the right of OraSure Technologies in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to OraSure Technologies, unless and only to the extent that the court in which the action, suit or proceeding is brought determines that the person is entitled to indemnity for such expenses. The indemnification provided by the bylaws is not exclusive of any other rights to which those seeking indemnification may be otherwise entitled.

  OraSure Technologies has entered into indemnification agreements with each of its directors and officers. The indemnification agreements provide that OraSure Technologies will indemnify the directors and officers against all liabilities and expenses actually and reasonably incurred in connection with any action, suit or proceeding (including an action by or in the right of OraSure Technologies) to which any of them is, was or at any time becomes a party, or is threatened to be made a party, by reason of their status as a director or officer of OraSure Technologies, or by reason of their serving or having served at the request or on behalf of OraSure Technologies as a director, officer, trustee or in any other comparable position of any other enterprise to the fullest extent allowed by law. No indemnity will be provided under the indemnification agreements for any amounts for which indemnity is provided by any other indemnification obligation or insurance maintained by OraSure Technologies or another enterprise or otherwise. Nor will indemnity be provided to any director or officer on account of conduct which is finally adjudged by a court to have been knowingly fraudulent, deliberately dishonest or willful misconduct. In addition, no indemnification will be provided if a final court adjudication determines that such indemnification is not lawful, or in respect to any suit in which judgment is rendered against any director or officer for an accounting of profits made from a purchase or sale of securities of OraSure Technologies in violation of Section 16(b) of the Securities Exchange Act of 1934 or of any similar law, or on account of any remuneration paid to any director or officer which is adjudicated to have been paid in violation of law.

  OraSure Technologies also intends to obtain director's and officer's liability insurance.

  The foregoing limitations on liability and indemnification obligations may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited OraSure Technologies and its stockholders.

Transfer Agent and Registrar

  The transfer agent and registrar for OraSure Technologies common stock is ChaseMellon Shareholder Services L.L.C.

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

                                 LEGAL MATTERS

  The validity of the OraSure Technologies common stock to be issued to STC stockholders and Epitope stockholders in the mergers will be passed upon by Stinson, Mag & Fizzell, P.C. It is a condition to the completion of the mergers that Epitope and STC receive opinions from their respective tax counsel that the mergers will qualify as tax-free reorganizations for United States federal income tax purposes. Jeffrey Libson, a partner at Pepper Hamilton LLP, which is counsel to STC, and a member of the STC board of directors, beneficially owns 4,000 shares of STC common stock.

                                    EXPERTS

  The financial statements of Epitope, Inc. incorporated into this joint proxy statement/prospectus by reference to Epitope's Annual Report on Form 10-K for the year ended September 30, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The audited financial statements of STC as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this joint proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                          FUTURE STOCKHOLDER PROPOSALS

OraSure Technologies

  It is anticipated that OraSure Technologies' 2001 annual meeting of stockholders will be held on May 15, 2001. Any OraSure Technologies stockholder who intends to present a proposal at the annual meeting must deliver the proposal to OraSure Technologies at 150 Webster Street, Bethlehem, Pennsylvania 18015, Attention: Secretary by the applicable deadline below:

  . If the stockholder proposal is intended for inclusion in OraSure
    Technologies' proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, OraSure Technologies must receive the proposal by March 16, 2000. Such proposal must also comply with the other requirements of the proxy solicitation rules of the Securities and Exchange Commission.

  . If the stockholder proposal is to be presented without inclusion in OraSure Technologies' proxy materials for that meeting, OraSure Technologies must receive the proposal by March 26, 2001 in accordance with the advance notice provisions of the certificate of incorporation and bylaws of OraSure Technologies. See " Description of OraSure Technologies Capital Stock--Stockholder Proposals" beginning on page 122.

  Proxies solicited in connection with the 2001 annual meeting of stockholders will confer on the appointed proxies discretionary voting authority to vote on stockholder proposals that are not presented for inclusion in the proxy materials unless the proposing stockholder notifies OraSure Technologies by March 26, 2001 that such proposal will be made at the meeting.

Epitope

  Epitope has already held its 2000 annual meeting of stockholders. Epitope will hold an annual meeting in 2001 only if the mergers have not already been completed. Any shareholder who intends to present a proposal at the 2001 annual meeting and who wishes to include the proposal in Epitope's proxy materials for that meeting must deliver the proposal to Epitope at 8505 S.W. Creekside Place, Beaverton, Oregon 97008, Attention: Secretary, by September 13, 2000. Such proposal must also comply with the other requirements of the proxy solicitation rules of the Securities and Exchange Commission.

  Proxies solicited in connection with the 2001 annual meeting of shareholders will confer on the appointed proxies discretionary voting authority to vote on shareholder proposals that are not presented for inclusion in the proxy materials unless the proposing shareholder notifies Epitope by November 27, 2000 that such proposal will be made at the meeting.

STC

  STC will hold an annual meeting in the year 2000 only if the merger has not already been completed.

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

                      WHERE YOU CAN FIND MORE INFORMATION

  Epitope files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Epitope files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Epitope's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

  OraSure Technologies filed a registration statement on Form S-4 (333-39210) to register with the SEC the shares of common stock to be issued to stockholders of STC and of Epitope in the mergers. This document is a part of that registration statement and constitutes a prospectus of OraSure Technologies in addition to being a proxy statement of Epitope and STC for their respective meetings. As allowed by SEC rules, this document does not contain all the information included in the registration statement or the exhibits to the registration statement.

  The SEC allows Epitope to "incorporate by reference" information into this document, which means that Epitope can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents set forth below that Epitope has previously filed with the SEC. These documents contain important information about Epitope and its finances.

        Epitope SEC Filings (File No. 1-10492)                        Period
        --------------------------------------                        ------
 Annual Report on Form 10-K filed on December 31,      Fiscal year ended September 30, 1999
 1999

 Quarterly Reports on Form 10-Q filed on February 11,  Quarters ended December 31, 1999,
 May 10, and August 8, 2000                            March 31, 2000, and June 30, 2000

 Current Reports on Form 8-K dated October 1, 1999     Filed on October 4, 1999 and May 10,
 and May 6, 2000                                       2000

 Proxy Statement on Schedule 14A for Annual Meeting    Filed on January 11, 2000
 of Stockholders on February 15, 2000

 The description of Epitope common stock set forth in Filed on December 30, 1997 the Registration Statement on Form 8-A as amended by
 Exhibit 99.1 to Epitope's Current Report on Form 8-K dated December 24, 1997

  Epitope also is incorporating by reference additional documents that Epitope files with the SEC between the date of this document and the date of the Epitope meeting. In view of the timing of that meeting, the only documents likely to be incorporated between the date of the meeting and the date of the Epitope meeting are Current Reports on Form 8-K with respect to events specified in that form that may arise in the future, none of which are currently anticipated.

  Epitope has supplied all information contained or incorporated by reference in this document relating to Epitope and STC has supplied all such information relating to STC.

  If you are an Epitope stockholder, Epitope may have sent you some of the documents incorporated by reference, but you can obtain any of them through Epitope or the SEC. Documents incorporated by reference are available from Epitope without charge, excluding all exhibits unless Epitope has specifically incorporated by reference an exhibit in this document. Epitope stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the Secretary of Epitope at the following address:

                                 EPITOPE, INC.
                           8505 S.W. Creekside Place
                            Beaverton, Oregon 97008
                                 (503) 641-6115

  If you would like to request documents from us, please do so by September 22, 2000 to receive them before the meetings.

  You should rely only on the information contained or incorporated by reference in this document to vote on the Epitope proposal and the STC proposal, as the case may be. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated August 31, 2000. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to stockholders nor the issuance of common stock in the mergers shall create any implication to the contrary.

                             STC TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Pages
                                                                         -----
Report of Independent Public Accountants................................  F-2
Balance Sheets..........................................................  F-3
Statements of Operations................................................  F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders'
 Equity.................................................................  F-5
Statements of Cash Flows................................................  F-6
Notes to the Financial Statements.......................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STC Technologies, Inc.:

  We have audited the accompanying balance sheets of STC Technologies, Inc. (a Delaware corporation), as of December 31, 1999 and 1998, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STC Technologies, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Philadelphia, Pa.,
 January 26, 2000

                             STC TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                              December 31,
                                         ------------------------   June 30,
                                            1999         1998         2000
                                         -----------  -----------  -----------
                                                                   (Unaudited)
                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............  $ 1,254,475  $ 1,206,194  $   954,714
  Short-term investments...............    8,163,449          --     6,992,204
  Accounts receivable, net of allowance
   for doubtful accounts of $68,954,
   $60,590 and $65,638.................    2,506,929    1,517,629    2,508,277
  Inventories..........................      941,742    1,020,333    1,033,181
  Prepaid expenses and other...........      175,987      151,405      641,381
  Deferred income taxes................       52,000      143,497       52,000
                                         -----------  -----------  -----------
    Total current assets...............   13,094,582    4,039,058   12,181,757
PROPERTY AND EQUIPMENT, net............    3,972,397    3,917,230    4,596,350
PATENTS AND PRODUCT RIGHTS, net........    2,148,905    2,394,368    2,023,978
OTHER ASSETS...........................      340,541       75,457      274,573
                                         -----------  -----------  -----------
                                         $19,556,425  $10,426,113  $19,076,658
                                         ===========  ===========  ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)
CURRENT LIABILITIES:
  Line of credit.......................  $       --   $       --   $   144,000
  Current portion of long-term debt....    1,054,462      526,851    1,054,462
  Accounts payable.....................      884,390      744,305    1,187,401
  Accrued expenses.....................    1,269,592      553,389    1,025,132
                                         -----------  -----------  -----------
    Total current liabilities..........    3,208,444    1,824,545    3,410,995
                                         -----------  -----------  -----------
LONG-TERM DEBT.........................    5,819,980    6,000,633    5,301,734
                                         -----------  -----------  -----------
DEFERRED INCOME TAXES..................       82,000      173,497       82,000
                                         -----------  -----------  -----------
DEFERRED REVENUE.......................      430,000          --       358,334
                                         -----------  -----------  -----------
REDEEMABLE CONVERTIBLE PREFERRED STOCK
 (liquidation preference of $10,328,083
 at June 30, 2000).....................    9,601,609          --    10,101,781
                                         -----------  -----------  -----------
COMMITMENTS (Note 11)
STOCKHOLDERS' EQUITY (DEFICIT):
  Class A common stock (voting), par
   value $.000001; 5,000,000 shares
   authorized; 2,783,548 shares issued
   and 2,000,000 shares outstanding....            3            3            3
  Class B common stock (nonvoting), par
   value $.000001; 1,000,000 shares
   authorized; 389,338 shares issued
   and outstanding.....................          --           --           --
  Additional paid-in capital...........    3,933,874    4,677,040    3,441,802
  Treasury stock, at cost..............     (407,242)    (407,242)    (407,242)
  Accumulated other comprehensive
   income (loss).......................     (259,218)      15,042     (375,199)
  Accumulated deficit..................   (2,853,025)  (1,857,405)  (2,837,550)
                                         -----------  -----------  -----------
    Total stockholders' equity
     (deficit).........................      414,392    2,427,438     (178,186)
                                         -----------  -----------  -----------
                                         $19,556,425  $10,426,113  $19,076,658
                                         ===========  ===========  ===========

        The accompanying notes are an integral part of these statements.

                             STC TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                   Six Months Ended
                            For the Year Ended December 31,            June 30,
                          -------------------------------------  ----------------------
                             1999         1998         1997         2000        1999
                          -----------  -----------  -----------  ----------  ----------
                                                                      (unaudited)
REVENUES:
  Product...............  $13,116,847  $10,467,444  $ 7,716,541  $7,303,605  $5,809,004
  Licensing and product
   development..........      898,154      185,000      205,000     175,110     505,733
                          -----------  -----------  -----------  ----------  ----------
                           14,015,001   10,652,444    7,921,541   7,478,715   6,314,737
                          -----------  -----------  -----------  ----------  ----------
COSTS AND EXPENSES:
  Cost of goods sold....    4,500,152    4,145,070    3,032,641   2,354,747   2,131,064
  Sales and marketing...    3,704,635    2,868,469    2,884,958   1,991,781   1,491,630
  Research and
   development..........    3,304,295    2,339,329    1,870,102   2,159,666   1,834,458
  Acquired in-process
   technology...........    1,500,000          --           --          --          --
  General and
   administrative.......    1,582,237    1,294,278    1,184,388     909,453     693,573
                          -----------  -----------  -----------  ----------  ----------
                           14,591,319   10,647,146    8,972,089   7,415,647   6,150,725
                          -----------  -----------  -----------  ----------  ----------
    Operating income
     (loss).............     (576,318)       5,298   (1,050,548)     63,068     164,012
INTEREST EXPENSE........      543,654      561,215      334,365     252,572     268,976
INTEREST INCOME.........     (316,039)    (104,974)    (234,527)   (225,337)   (103,031)
FOREIGN CURRENCY (GAIN)
 LOSS...................      141,687       (4,805)         --        8,668     (14,487)
                          -----------  -----------  -----------  ----------  ----------
    Income (loss) before
     income taxes.......     (945,620)    (446,138)  (1,150,386)     27,165      12,554
INCOME TAXES............       50,000          --           --       11,690         --
                          -----------  -----------  -----------  ----------  ----------
NET INCOME (LOSS).......     (995,620)    (446,138)  (1,150,386)     15,475      12,554
DEEMED DIVIDEND ON
 PREFERRED STOCK........     (750,258)         --           --     (500,172)   (250,086)
                          -----------  -----------  -----------  ----------  ----------
NET INCOME (LOSS) TO
 COMMON STOCKHOLDERS....  $(1,745,878) $  (446,138) $(1,150,386) $ (484,697) $ (237,532)
                          ===========  ===========  ===========  ==========  ==========
BASIC AND DILUTED NET
 INCOME (LOSS) PER SHARE
 TO COMMON
 STOCKHOLDERS...........  $     (0.73) $     (0.19) $     (0.48) $    (0.20) $    (0.10)
                          ===========  ===========  ===========  ==========  ==========
SHARES USED IN COMPUTING
 BASIC AND DILUTED NET
 INCOME (LOSS) PER SHARE
 TO COMMON
 STOCKHOLDERS...........    2,388,798    2,388,798    2,388,688   2,388,843   2,388,798
                          ===========  ===========  ===========  ==========  ==========
PRO FORMA BASIC AND
 DILUTED NET INCOME
 (LOSS) PER SHARE
 (Unaudited)............  $     (0.32)                           $      --
                          ===========                            ==========
SHARES USED IN COMPUTING
 PRO FORMA BASIC AND
 DILUTED NET INCOME
 (LOSS) PER SHARE
 (Unaudited)............    3,142,064                             3,468,904
                          ===========                            ==========

        The accompanying notes are an integral part of these statements.

                             STC TECHNOLOGIES, INC.
 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)

                                                           Stockholders' Equity
                                                      -------------------------------
                             Redeemable                        Common Stock
                      ------------------------        -------------------------------
                      Series A Preferred Stock            Class A            Class B
                      ------------------------        ----------------    --------------
                        Shares       Amount            Shares   Amount    Shares  Amount
                      ------------------------        --------- ------    ------- ------
 BALANCE, DECEMBER
 31, 1996..........           --  $        --         2,783,548  $ 3      368,800 $ --
 Cash receipt of
 subscription
 receivable........           --           --               --   --           --    --
 Issuance of Class
 B common stock in
 connection with
 purchase of
 building..........           --           --               --   --        19,998   --
 Net loss..........           --           --               --   --           --    --
                      ----------- ------------        --------- ------    ------- ------
 BALANCE, DECEMBER
 31, 1997..........           --           --         2,783,548    3      388,798   --
 Comprehensive
 loss:
  Net loss.........           --           --               --   --           --    --
  Currency
  translation
  adjustment.......           --           --               --   --           --    --
   Total
   comprehensive
   loss............
                      ----------- ------------        --------- ------    ------- ------
 BALANCE, DECEMBER
 31, 1998..........           --           --         2,783,548    3      388,798   --
 Issuance of stock
 options to a
 consultant........           --           --               --   --           --    --
 Sale of Series A
 Preferred Stock,
 net of expense....     1,080,061    8,851,351              --   --           --    --
 Accretion of
 redemption premium
 on preferred
 stock.............           --       750,258              --   --           --    --
                      ----------- ------------        --------- ------    ------- ------
 Comprehensive
 loss:
 Net loss..........           --           --               --   --           --    --
 Currency
 translation
 adjustment........           --           --               --   --           --    --
 Unrealized loss on
 marketable
 securities........           --           --               --   --           --    --
   Total
   comprehensive
   loss............
                      ----------- ------------        --------- ------    ------- ------
 BALANCE, DECEMBER
 31, 1999..........     1,080,061    9,601,609        2,783,548    3      388,798   --
 Accretion of
 redemption premium
 on preferred stock
 (unaudited).......           --       500,172              --   --           --    --
 Exercise of stock
 options
 (unaudited).......           --           --               --   --           540   --
 Comprehensive
 loss:
  Net income
  (unaudited)......           --           --               --   --           --    --
  Currency
  translation
  adjustment
  (unaudited)......           --           --               --   --           --    --
  Unrealized loss
  on marketable
  securities
  (unaudited)......           --           --               --   --           --    --
   Total
   comprehensive
   loss
   (unaudited).....
                      ----------- ------------        --------- ------    ------- ------
 BALANCE, JUNE 30,
 2000 (unaudited)..     1,080,061 $ 10,101,781        2,783,548  $ 3      389,338 $ --
                      =========== ============        ========= ======    ======= ======

                                                    Stockholders' Equity
                   ----------------------------------------------------------------------------------------
                                                                   Accumulated                   Total
                    Additional     Treasury Stock                    Other                    Stockholders'
                      Paid-in    ------------------- Subscription Comprehensive Accumulated      Equity
                      Capital    Shares    Amount     Receivable  Income (Loss)   Deficit       (Deficit)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 BALANCE, DECEMBER
 31, 1996..........  $4,427,065  783,548 $ (407,242)   $(50,000)    $     --    $   (260,881) $ 3,708,945
 Cash receipt of
 subscription
 receivable........         --       --         --       50,000           --             --        50,000
 Issuance of Class
 B common stock in
 connection with
 purchase of
 building..........     249,975      --         --          --            --             --       249,975
 Net loss..........         --       --         --          --            --      (1,150,386)  (1,150,386)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 BALANCE, DECEMBER
 31, 1997..........   4,677,040  783,548   (407,242)        --            --      (1,411,267)   2,858,534
 Comprehensive
 loss:
  Net loss.........         --       --         --          --            --        (446,138)    (446,138)
  Currency
  translation
  adjustment.......         --       --         --          --         15,042            --        15,042
                                                                                              -------------
   Total
   comprehensive
   loss............                                                                              (431,096)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 BALANCE, DECEMBER
 31, 1998..........   4,677,040  783,548   (407,242)        --         15,042     (1,857,405)   2,427,438
 Issuance of stock
 options to a
 consultant........       7,092      --         --          --            --             --         7,092
 Sale of Series A
 Preferred Stock,
 net of expense....         --       --         --          --            --             --           --
 Accretion of
 redemption premium
 on preferred
 stock.............    (750,258)     --         --          --            --             --      (750,258)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 Comprehensive
 loss:
 Net loss..........         --       --         --          --            --        (995,620)    (995,620)
 Currency
 translation
 adjustment........         --       --         --          --        (74,260)           --       (74,260)
 Unrealized loss on
 marketable
 securities........         --       --         --          --       (200,000)           --      (200,000)
                                                                                              -------------
   Total
   comprehensive
   loss............                                                                            (1,269,880)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 BALANCE, DECEMBER
 31, 1999..........   3,933,874  783,548   (407,242)        --       (259,218)    (2,853,025)     414,392
 Accretion of
 redemption premium
 on preferred stock
 (unaudited).......    (500,172)     --         --          --            --             --      (500,172)
 Exercise of stock
 options
 (unaudited).......       8,100      --         --          --            --             --         8,100
 Comprehensive
 loss:
  Net income
  (unaudited)......         --       --         --          --            --          15,475       15,475
  Currency
  translation
  adjustment
  (unaudited)......         --       --         --          --        (59,731)           --       (59,731)
  Unrealized loss
  on marketable
  securities
  (unaudited)......         --       --         --          --        (56,250)           --       (56,250)
                                                                                              -------------
   Total
   comprehensive
   income
   (unaudited).....                                                                              (100,506)
                    ------------ ------- ----------- ------------ ------------- ------------- -------------
 BALANCE, JUNE 30,
 2000 (unaudited).. $ 3,441,802  783,548 $ (407,242)   $    --      $(375,199)  $ (2,837,550) $  (178,186)
                    ============ ======= =========== ============ ============= ============= =============

        The accompanying notes are an integral part of these statements.

                             STC TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   For the Six Months
                           For the Year Ended December 31,           Ended June 30,
                         --------------------------------------  ------------------------
                             1999         1998         1997         2000         1999
                         ------------  -----------  -----------  -----------  -----------
                                                                       (unaudited)
OPERATING ACTIVITIES:
 Net income (loss)...... $   (995,620) $  (446,138) $(1,150,386) $    15,475  $    12,554
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
  Stock based
   compensation
   expense..............        7,092          --           --           --           --
  Amortization of
   deferred revenue.....     (107,500)         --           --       (71,666)     (23,888)
  Acquired in-process
   technology...........    1,500,000          --           --           --           --
  Depreciation and
   amortization.........    1,192,091    1,069,625      854,492      577,742      617,321
  Amortization of debt
   discount.............          --           --       126,573          --           --
  Gain on sale of
   property and
   equipment............      (44,033)         --           --           --           --
  Changes in assets and
   liabilities:
   Accounts receivable..     (989,300)    (220,816)    (181,550)      (1,348)    (389,144)
   Inventories..........       78,591     (115,230)    (120,874)     (91,439)     (60,815)
   Prepaid expenses and
    other...............       47,834      (50,530)     (29,903)    (455,678)      73,183
   Accounts payable.....      140,085      209,200       62,886      303,011      166,753
   Accrued expenses.....      716,203      (63,029)     149,896     (244,458)     145,080
                         ------------  -----------  -----------  -----------  -----------
    Net cash provided by
     (used in) operating
     activities.........    1,545,443      383,082     (288,866)      31,639      541,044
                         ------------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchases of property
   and equipment........   (1,056,012)    (722,154)  (1,101,281)  (1,076,768)    (591,621)
  Proceeds from the sale
   of property and
   equipment............       98,250          --           --           --           --
  Purchase of patents
   and product rights...          --    (2,548,690)         --           --           --
  Purchase of in-process
   technology...........   (1,500,000)         --           --           --           --
  Purchase of short-term
   investments..........   (8,163,449)         --           --           --    (8,063,311)
  Proceeds from sale of
   short-term
   investments..........          --       315,963      297,236    1,171,245          --
                         ------------  -----------  -----------  -----------  -----------
    Net cash provided by
     (used in) investing
     activities.........  (10,621,211)  (2,954,881)    (804,045)      94,477   (8,654,932)
                         ------------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Net borrowings under
  line of credit........          --           --           --       144,000          --
  Proceeds from term
   debt.................    2,219,433    6,650,000    3,800,000          --        74,070
  Repayment of term
   debt.................   (1,872,475)  (4,905,166)  (4,810,070)    (518,246)    (283,384)
  Net proceeds from
   issuance of preferred
   and common stock.....    8,851,351          --        50,000        8,100    8,851,351
                         ------------  -----------  -----------  -----------  -----------
    Net cash provided by
     (used in) financing
     activities.........    9,198,309    1,744,834     (960,070)    (366,146)   8,642,037
                         ------------  -----------  -----------  -----------  -----------
EFFECT OF FOREIGN
 EXCHANGE RATE CHANGES
 ON CASH................      (74,260)      15,042          --       (59,731)     (38,082)
                         ------------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............       48,281     (811,923)  (2,052,981)    (299,761)     490,067
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD..............    1,206,194    2,018,117    4,071,098    1,254,475    1,206,194
                         ------------  -----------  -----------  -----------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................. $  1,254,475  $ 1,206,194  $ 2,018,117  $   954,714  $ 1,696,261
                         ============  ===========  ===========  ===========  ===========

        The accompanying notes are an integral part of these statements.

                             STC TECHNOLOGIES, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)

1. BACKGROUND:

  STC Technologies, Inc. ("the Company") develops, manufactures, and markets proprietary medical devices and products including in vitro diagnostic tests and other medical devices for use in commercial labs, physicians' offices, hospitals, and for point-of-care testing. In addition, the Company has focused on developing UPT, a proprietary label detection technology.

  On May 6, 2000, the Company entered into a merger agreement with Epitope, Inc. ("Epitope"). The agreement is subject to approval by Epitope and the Company's shareholders and other closing conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Interim Financial Statements

  The financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results expected for the entire year.

 Pervasiveness of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Short-term Investments

  Short-term investments consist of treasury notes, certificates of deposits and other government obligations with original maturities greater than ninety days and less than one year. Such investments are recorded at fair value due to the nature of the maturities.

 Supplemental Cash Flow Information

  For the years ended December 31, 1999, 1998 and 1997, the Company paid interest of $564,036, $486,799, and $233,887, respectively.

 Inventories

  Inventories are stated at the lower of cost or market determined on a first-in, first-out basis.

  The Company currently buys one of its medical products from a foreign vendor. Purchases are payable in foreign currency. Changes in the exchange rate would impact the Company's product cost. The Company attempts to reduce its exposure to fluctuations in exchange rates by maintaining an operating balance of

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited) guilders and creating offsetting positions through the purchase of futures contracts. As of December 31, 1999, the Company did not have any open future contracts. Future changes in foreign exchange rates or changes in actual purchases could have a material adverse effect on the Company.

 Property and Equipment

  Property and equipment are stated at cost. Property and equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the lease term. Additions or improvements are capitalized, while repairs and maintenance are charged to expense. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or the lease term, whichever is shorter. Buildings are depreciated over 20 years, while computer equipment, machinery and equipment, and furniture and fixtures are depreciated over 3 to 7 years. When assets are sold or otherwise disposed of, the related property amounts are relieved from the accounts, and any gain or loss is recorded in the statement of operations.

 Long-term Investments

  Included in other assets is an investment in a warrant to purchase shares in LabOne common stock which is classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity. As of December 31, 1999, the Company had $200,000 of unrealized losses.

 Accrued Expenses

                                                    December 31,
                                                 -------------------  June 30,
                                                    1999      1998      2000
                                                 ---------- -------- ----------
   Payroll and related benefits................. $  380,245 $ 83,504 $  195,838
   Legal........................................    216,440   25,000     13,913
   Deferred revenue.............................        --       --     251,338
   Other........................................    672,907  444,885    564,043
                                                 ---------- -------- ----------
                                                 $1,269,592 $553,389 $1,025,132
                                                 ========== ======== ==========

 Revenue Recognition

  The Company recognizes product revenues when products are shipped. The Company does not grant price protection or product return rights to its customers. Licensing and product development revenues are recognized when the related technology is licensed or the product development efforts are performed. Amounts received prior to the performance of product development efforts are recorded as deferred revenues.

  In December 1999, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). The bulletin draws on existing accounting rules and provides specific guidance on revenue recognition of up-front non-refundable license fees. The Company has applied the provisions of SAB 101 in the accompanying financial statements.

 Significant Customers and Supplier Concentrations

  The Company is dependent on several large customers for a significant portion of its revenues. In 1999, two customers accounted for approximately 24% of total revenues. In 1998 and 1997, one customer accounted

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited) for approximately 14% and 17% of total revenues, respectively. A loss of one or more of the Company's major customers could have a material adverse effect on the Company's business.

  For the year ended December 31, 1999, one vendor accounted for approximately 33% of total materials purchased. In 1998, two vendors accounted for approximately 41% of total materials purchased.

 Research and Development

  Research and development costs are charged to expense as incurred.

 Income Taxes

  The Company follows SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates that are expected to be in effect when the differences reverse.

 Foreign Currency Translation

  Pursuant to SFAS No. 52, "Foreign Currency Translation," the assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are reflected as a separate component of stockholders' equity. All foreign currency transaction gains and losses are recorded on the accompanying statements of operations.

 Stock-Based Compensation

  The Company accounts for stock-based compensation to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company accounts for stock-based compensation to nonemployees using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force 96-18.

 Net Income (Loss) Per Common Share

  The Company has presented basic and diluted net income (loss) per share pursuant to SFAS No. 128, "Earnings per Share," and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. In accordance with SFAS 128, basic and diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all redeemable convertible preferred stock and outstanding stock options from the calculation of diluted income (loss) per share because such securities are antidilutive for all periods presented. Pro forma basic and diluted net income (loss) per common share, as presented in the statements of operations, has been computed for the year ended December 31, 1999 and for the six months ended June 30, 2000 as described above, and also gives effect to the conversion of the redeemable convertible preferred stock which will convert to common stock prior to closing of the planned merger with Epitope (See Note 1) from the original date of issuance.

 Impairment of Long-Lived Assets

  In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets, which include property and equipment and patents and product rights, by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited) the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. The Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through December 31, 1999.

 Other Comprehensive Income

  The Company follows SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

 Reclassification

  Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. INVENTORIES:

                                                     December 31,
                                                  -------------------  June 30,
                                                    1999      1998       2000
                                                  -------- ---------- ----------
   Raw materials................................. $251,557 $  257,656 $  331,931
   Work in process...............................  284,185    381,707    311,512
   Finished goods................................  406,000    380,970    389,738
                                                  -------- ---------- ----------
                                                  $941,742 $1,020,333 $1,033,181
                                                  ======== ========== ==========

4. PROPERTY AND EQUIPMENT:

                                             December 31,
                                        ------------------------   June 30,
                                           1999         1998         2000
                                        -----------  -----------  -----------
   Building and leasehold improve-
    ments.............................. $ 2,614,526  $ 2,567,739  $ 3,212,080
   Machinery and equipment.............   4,362,377    4,052,482    3,937,026
   Computer equipment..................     795,613      520,929      909,490
   Furniture and fixtures..............     464,475      420,985      511,728
   Vehicles............................     108,997       15,189      128,453
                                        -----------  -----------  -----------
                                          8,345,988    7,577,324    8,698,777
   Less--Accumulated depreciation and
    amortization.......................  (4,373,591)  (3,660,094)  (4,102,427)
                                        -----------  -----------  -----------
                                        $ 3,972,397  $ 3,917,230  $ 4,596,350
                                        ===========  ===========  ===========

5. ACQUISITION OF PRODUCT RIGHTS:

  On June 9, 1998, the Company acquired the patents and exclusive worldwide distribution rights to one of its medical products. The purchase price of $2,548,690, including transaction costs, has been recorded as patents and product rights and is being amortized using the straight-line method over an estimated useful life of 10 years. Amortization expense for the years ended December 31, 1999 and 1998 was $245,463 and $154,322, respectively. In connection with the acquisition, the Company entered into a five-year production agreement with the seller of this medical product. In addition, the Company entered into a royalty agreement with a separate party (see Note 11).

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)

6. LINE OF CREDIT:

  The Company has established a $1 million line of credit with a bank, which bears interest at the LIBOR rate plus 235 basis points. Borrowings under this line are collateralized by the Company's accounts receivable and the personal guarantees of certain principal stockholders of the Company. The line expires on April 30, 2000. There were no borrowings against the line at December 31, 1999 and 1998 (See Note 7).

7. LONG-TERM DEBT:

                                                            December 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
Note payable to bank, interest at 8%, monthly
 installments of principal and interest of $59,219
 through December 2003, and monthly installments of
 remaining principal and interest based on prime rate
 plus 1% through December 2005, secured by certain
 property and equipment, inventory, intangible assets
 and the personal guarantees of certain principal
 stockholders of the Company.......................... $ 3,379,663  $3,786,000
Note payable to bank, interest at 8%, monthly
 installments of principal and interest of $8,181
 through December 2003, secured by the Company's
 building and the personal guarantees of certain
 principal stockholders of the Company................     949,750     970,000
Note payable to Pennsylvania Industrial Development
 Authority, interest at 2%, monthly installments of
 principal and interest of $4,895 through March 2010,
 secured by a second lien on the Company's building
 and the personal guarantees of certain principal
 stockholders of the Company..........................     539,885     587,295
Note payable to bank, interest at 7.8%, monthly
 installments of principal and interest of $23,146
 through July 2004, secured by certain property and
 equipment, inventory, intangible assets and the
 personal guarantees of certain principal stockholders
 of the Company.......................................   1,065,410         --
Note payable to bank, interest at 7.75%, monthly
 installments of principal and interest of $31,271
 through July 2002, secured by certain property and
 equipment, inventory, intangible assets and the
 personal guarantees of certain principal stockholders
 of the Company.......................................     875,168         --
Note payable to bank, interest at 7.49%, monthly
 installments of principal and interest of $747
 through February 2004, secured by automobiles........      32,010         --
Note payable to bank, interest at 7.75%, monthly
 installments of principal and interest of $747
 through March 2004, secured by automobiles...........      32,556         --
Note payable to Commonwealth of Pennsylvania, Sunny
 Day Fund, secured by certain equipment, monthly
 installments of principal and interest (interest at
 3%) of $6,752 through June 1999......................         --       40,189
Subordinated notes payable to certain principal
 stockholders, interest payable monthly at prime plus
 6%, repaid in 1999...................................         --    1,144,000
                                                       -----------  ----------
                                                         6,874,442   6,527,484
Less--Current portion.................................  (1,054,462)   (526,851)
                                                       -----------  ----------
                                                       $ 5,819,980  $6,000,633
                                                       ===========  ==========

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)

  Long-term debt maturities as of December 31, 1999, are as follows:

            2000.............................. $1,054,462
            2001..............................  1,139,825
            2002..............................  1,073,249
            2003..............................    928,083
            2004..............................    820,463
            Thereafter........................  1,858,360
                                               ----------
                                               $6,874,442
                                               ==========

  The Company has established a $1 million equipment facility with a bank (see
Note 6), with interest fixed at the bank's prime rate on the date of commencement. Borrowings under this line are collateralized by the equipment financed and the personal guarantees of the Company's principal stockholders. There were no outstanding borrowings under this facility as of December 31, 1999 and 1998, respectively. The unused portion of the equipment facility expires on April 30, 2000.

8. INCOME TAXES:

  At December 31, 1999, the Company had a net operating loss carryforward for federal income tax purposes of approximately $130,000 that begins to expire in 2011. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforward available to be used in any given year in the event of significant changes in ownership. Given the Company's losses in recent years, the Company believes a valuation allowance is needed as of December 31, 1999.

  The tax effect of temporary differences as established in accordance with SFAS No. 109 that give rise to deferred income taxes are as follows:

                                                            December 31,
                                                        ----------------------
                                                           1999        1998
                                                        -----------  ---------
   Gross deferred tax asset:
     Accruals and reserves currently not deductible.... $   230,000  $  45,000
     Patent costs......................................     526,000        --
     Research and development credit carryforwards.....     306,000    142,000
     Net operating loss carryforwards..................      44,000    465,800
     Valuation allowance on deferred tax assets........  (1,027,000)  (489,500)
                                                        -----------  ---------
                                                        $    79,000  $ 163,300
                                                        ===========  =========
   Gross deferred tax liability:
     Depreciation...................................... $   (82,000) $(164,800)
     Other.............................................     (27,000)   (28,500)
                                                        -----------  ---------
                                                        $  (109,000) $(193,300)
                                                        ===========  =========

9. PREFERRED STOCK

  In March and June 1999, the Company completed the closing of a private placement of 1,080,061 shares of its Series A Convertible Preferred stock (the "Preferred Stock") at $8.50 per share, which generated net proceeds of $8,851,351. Each share of the Preferred Stock is convertible, at the option of the holder, into one

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited) share of the Company's Class A common stock, subject to certain antidilution rights, and automatically converts upon the closing of a qualified initial public offering. Beginning March 2003, each year 25% of the Preferred Stock are redeemable at the option of the majority of the holders of Preferred Stock at $8.50 per share, plus a dividend of 10% per year compounded annually since the date of issuance. Dividends are accrued as an increase to the carrying value of the Preferred Stock. The Preferred Stock is carried at its current redemption value in the accompanying balance sheet outside of stockholders' equity since the redemption of the Preferred Stock is outside the control of the Company.

10. STOCK OPTIONS

  In May 1996, the Company adopted a stock option plan that provides for the grant of options to purchase up to 240,000 shares of Class B common stock to employees, consultants, and advisors. In April 1999, the Company amended the 1996 stock option plan to increase the number of shares to 327,281. Options are granted with exercise prices equal to or greater than the fair value of the Class B common stock on the date of grant. Options vest and are exercisable over a period determined at the discretion of the Board of Directors, but no longer than 10 years.

  The Company applies Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plans. As the exercise price of the stock options exceeded the fair value of the Class B common stock at the date of option issuance, no compensation cost has been recorded in the accompanying statement of operations. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's common stock option plan been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, the Company's net loss for the years ended December 31, 1999, 1998 and 1997 would have been as follows:

                                                     December 31,
                                           -----------------------------------
                                              1999        1998        1997
                                           -----------  ---------  -----------
   Net loss--as reported.................  $  (995,620) $(446,138) $(1,150,386)
                                           ===========  =========  ===========
   Net loss--pro forma...................  $(1,054,003) $(483,046) $(1,226,083)
                                           ===========  =========  ===========
   Basic and diluted net loss per share--
    as reported..........................  $     (0.42) $   (0.19) $     (0.48)
                                           ===========  =========  ===========
   Basic and diluted net loss per share--
    pro forma............................  $     (0.44) $   (0.20) $     (0.51)
                                           ===========  =========  ===========

  The weighted average fair value of the options granted during 1999, 1998 and 1997 is estimated at $1.55, $2.37 and $2.87, respectively per share, using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; volatility of zero; weighted average risk-free interest rate of 6.37%, 5.61% and 6.33%, respectively, and an expected life of 7 years.

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)

  Information with respect to the options granted under the stock option plan is as follows:

                                                       Aggregate    Price Per
                                              Shares     Price        Share
                                              -------  ----------  ------------
   Outstanding, December 31, 1996............     --   $      --   $        --
     Granted.................................  78,015   1,170,225         15.00
     Canceled................................  (4,690)    (70,350)        15.00
                                              -------  ----------  ------------
   Outstanding, December 31, 1997............  73,325   1,099,875         15.00
     Granted.................................   2,000      30,000         15.00
     Canceled................................  (4,050)    (60,750)        15.00
                                              -------  ----------  ------------
   Outstanding, December 31, 1998............  71,275   1,069,125         15.00
     Granted................................. 128,602     546,559          4.25
     Canceled................................  (7,794)   (112,707)   4.25-15.00
                                              -------  ----------  ------------
   Outstanding, December 31, 1999............ 192,083   1,502,977    4.25-15.00
     Exercised...............................    (540)     (8,100)        15.00
     Canceled................................  (4,464)    (21,122)   4.25-15.00
                                              -------  ----------  ------------
   Outstanding, June 30, 2000................ 187,079  $1,473,755  $4.25-$15.00
                                              =======  ==========  ============

  At December 31, 1999, there were outstanding presently exercisable options to purchase an aggregate of 58,112 shares at an average exercise price of $12.13 per share, with an aggregate exercise price of $705,055. At December 31, 1999, 135,198 shares were available for future grants under the plan.

11. COMMITMENTS:

 Royalty Agreements

  As part of the acquisition of the assets of Enzymatics, Inc., the Company entered into royalty agreements with the Commonwealth of Pennsylvania and a related state agency. The agreement with the Commonwealth requires a 3% royalty to be paid on the net sales of the Q.E.D. test up to a maximum of $2.2 million. The agreement with the related state agency requires a 2% royalty to be paid on the net sales of the Q.E.D. test up to a maximum of $300,000. Total Q.E.D. royalty expense was $54,160, $42,267 and $43,962 for the years ended December 31, 1999, 1998 and 1997, respectively. Total royalty payments under the terms of these agreements were $34,621, $31,015 and $37,859 for the years ended December 31, 1999, 1998 and 1997, respectively.

  As part of the termination agreement with Orion Diagnostica, the Company entered into a royalty agreement with Orion Diagnostica for AlcoScreen(TM) unit sales. The agreement requires a royalty of $.20 per AlcoScreen(TM) unit delivered to a European distributor by the Company up to a maximum of $300,000 through April 25, 2000. Effective April 26, 2000, the royalty is reduced to $.10 per AlcoScreen(TM) unit delivered to the European distributor. The royalty agreement expires on April 26, 2004. Total AlcoScreen(TM) royalty expense was $20,028 for the year ended December 31, 1999. Total royalty payments under the terms of this agreement were zero for the year ended December 31, 1999.

  In connection with the acquisition of the exclusive distribution rights to the Histofreezer product in 1998, the Company entered into a royalty agreement with the inventor of Histofreezer. Royalties are payable in Netherlands Guilders ("NG"), converted to U.S. dollars using the year-end currency exchange rate, and are based on annual treatment sales of the Histofreezer product. For the years ended December 31, 1999 and 1998, Histofreezer royalty expense was $95,448 and $64,117, respectively, based on the average exchange rate during the years.

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)

 Phosphor Agreements

  In April 1995, the Company entered into several research, licensing and royalty agreements (collectively the "Phosphor Agreements") related to the development of its UPT label detection technology. The Phosphor Agreements require, among other things, the Company to make annual license payments of $50,000 until commercial sale of product, pay royalties ranging from 4% to 6% of net sales of related product as defined, and pay 20% of sublicensing revenues.

  In July 1999, the Company acquired the patent rights (the "Rights") to such phosphor technology thus amending the Company's requirements to make annual license payments, pay royalties, and pay sublicensing fees. The Company paid approximately $1,400,000 for the Rights and incurred approximately $100,000 of expenses related to the buyout of the Rights. The Company has accounted for the purchase price of the Rights as acquired in-process technology expense because, at the date of the transaction, the technology rights acquired by the Company related to UPT had not progressed to a stage where it met technological feasibility and there existed a significant amount of uncertainty as to the Company's ability to complete the development of the technology which would achieve market acceptance within a reasonable timeframe. In addition, the acquired in-process technology did not have an alternative future use to the Company that had reached technological feasibility. In connection with the buyout, the Company is required to pay royalties of $25,000 per year until the Rights expire. The Company must also pay sponsored research funds of $125,000 per year through July 2002, and $50,000 per year thereafter until the Rights expire.

  For the years ended December 31, 1999, 1998 and 1997, net investments related to the Phosphor Agreements and the Rights were $3,699,207, $2,100,688 and $1,625,832, respectively.

 Leases

  The Company entered into a 5 year noncancellable building lease in 1999. The Company anticipates occupancy of the new building in early 2000. Future payments required under this lease are as follows:

            2000.............................. $  201,121
            2001..............................    268,161
            2002..............................    268,161
            2003..............................    268,161
            2004 and thereafter...............    335,201
                                               ----------
                                               $1,340,805
                                               ==========

  Automobile lease expense during 1999, 1998 and 1997 was $25,536, $26,534 and $29,635, respectively. The Company is required to pay $10,334 on these leases in 2000.

12. RETIREMENT PLAN:

  Effective January 1, 1994, the Company adopted a profit sharing plan that includes provisions under Section 401(k) (salary deferral) of the Internal Revenue Code. Contributions to the profit sharing plan are determined annually by the Board of Directors. Employee contributions are made at the election of the participants on a monthly basis. The Company may then elect to match the employee contributions to limits specified within the plan agreement. Company contributions to the plan were $113,708, $93,607 and $88,106 for the years ended December 31, 1999, 1998 and 1997, respectively.

                             STC TECHNOLOGIES, INC.

(information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited)


13. GEOGRAPHIC INFORMATION:

  Under the disclosure requirements of SFAS No. 131, "Segment Disclosures and Related Information," the Company operates within one segment, medical devices and products. The Company's products are sold principally in the United States and Europe. Operating income and identifiable assets are not applicable since all of the Company's revenues outside the United States are export sales.

  The following table represents total revenues by geographic area:

                                               For the Year ended December 31,
                                              ----------------------------------
                                                 1999        1998        1997
                                              ----------- ----------- ----------
   United States............................. $11,653,000  $9,030,000 $7,567,000
   Europe....................................   1,787,000   1,179,000    272,000
   Other regions.............................     575,000     443,000     83,000
                                              ----------- ----------- ----------
                                              $14,015,000 $10,652,000 $7,922,000
                                              =========== =========== ==========

                                                                         ANNEX A



                          AGREEMENT AND PLAN OF MERGER

                                  dated as of

                                  May 6, 2000

                                     among

                                 EPITOPE, INC.

                        EDWARD MERGER SUBSIDIARY, INC.*

                                      and

                             STC TECHNOLOGIES, INC.



--------
* The name of Edward Merger Subsidiary, Inc. was changed to OraSure Technologies, Inc. after the Agreement and Plan of Merger was executed.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I DEFINITIONS...................................................  A-2

 ARTICLE II THE MERGERS..................................................  A-2

    SECTION  2.1.  STC MERGER...........................................   A-2

    SECTION  2.2.  EPITOPE MERGER.......................................   A-5

    SECTION  2.3.  EXCHANGE OF CERTIFICATES.............................   A-7

    SECTION  2.4.  AFFILIATES...........................................   A-9

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF EPITOPE...................  A-9

    SECTION  3.1.  CORPORATE EXISTENCE AND POWER........................   A-9

    SECTION  3.2.  CORPORATE AUTHORIZATION..............................   A-9

    SECTION  3.3.  GOVERNMENTAL AUTHORIZATION...........................   A-9

    SECTION  3.4.  NON-CONTRAVENTION....................................   A-9

    SECTION  3.5.  CAPITALIZATION.......................................  A-10

    SECTION  3.6.  SUBSIDIARIES.........................................  A-10

    SECTION  3.7.  EPITOPE SEC DOCUMENTS................................  A-11

    SECTION  3.8.  FINANCIAL STATEMENTS; NO MATERIAL UNDISCLOSED
                   LIABILITIES..........................................  A-11

    SECTION  3.9.  INFORMATION TO BE SUPPLIED...........................  A-12

    SECTION  3.10. ABSENCE OF CERTAIN CHANGES...........................  A-12

    SECTION  3.11. LITIGATION...........................................  A-12

    SECTION  3.12. TAXES................................................  A-12

    SECTION  3.13. EMPLOYEE BENEFITS....................................  A-13

    SECTION  3.14. COMPLIANCE WITH LAWS; LICENSES, PERMITS AND
                   REGISTRATIONS........................................  A-14

    SECTION  3.15. TITLE TO PROPERTIES..................................  A-14

    SECTION  3.16. INTELLECTUAL PROPERTY................................  A-14

    SECTION  3.17. ENVIRONMENTAL MATTERS................................  A-15

    SECTION  3.18. FINDERS' FEES; OPINIONS OF FINANCIAL ADVISOR.........  A-16

    SECTION  3.19. REQUIRED VOTE; BOARD APPROVAL........................  A-16

    SECTION  3.20. STATE TAKEOVER STATUTES..............................  A-17

    SECTION  3.21. POOLING MATTERS; TAX TREATMENT.......................  A-17

    SECTION  3.22. CERTAIN AGREEMENTS...................................  A-17

    SECTION  3.23. EPITOPE RIGHTS AGREEMENT.............................  A-17

    SECTION  3.24. EMPLOYMENT AGREEMENTS................................  A-17

    SECTION  3.25. TRANSACTIONS WITH DIRECTORS, OFFICERS AND
                   AFFILIATES...........................................  A-18

    SECTION  3.26. MATERIAL CONTRACTS...................................  A-18

    SECTION  3.27. CERTAIN BUSINESS PRACTICES...........................  A-19

    SECTION  3.28. INSURANCE............................................  A-19

    SECTION  3.29. PRODUCT INFORMATION..................................  A-19

    SECTION  3.30. PRODUCT LIABILITY CLAIMS.............................  A-20


                                                                          Page
                                                                          ----
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF STC........................ A-20

    SECTION  4.1.  CORPORATE EXISTENCE AND POWER........................  A-20

    SECTION  4.2.  CORPORATE AUTHORIZATION..............................  A-20

    SECTION  4.3.  GOVERNMENTAL AUTHORIZATION...........................  A-20

    SECTION  4.4.  NON-CONTRAVENTION....................................  A-21

    SECTION  4.5.  CAPITALIZATION.......................................  A-21

    SECTION  4.6.  SUBSIDIARIES.........................................  A-21

    SECTION  4.7.  FINANCIAL STATEMENTS; NO MATERIAL UNDISCLOSED
                   LIABILITIES..........................................  A-21

    SECTION  4.8.  INFORMATION TO BE SUPPLIED...........................  A-22

    SECTION  4.9.  ABSENCE OF CERTAIN CHANGES...........................  A-22

    SECTION  4.10. LITIGATION...........................................  A-22

    SECTION  4.11. TAXES................................................  A-22

    SECTION  4.12. EMPLOYEE BENEFITS....................................  A-23

    SECTION  4.13. COMPLIANCE WITH LAWS; LICENSES, PERMITS AND
                   REGISTRATIONS........................................  A-24

    SECTION  4.14. TITLE TO PROPERTIES..................................  A-24

    SECTION  4.15. INTELLECTUAL PROPERTY................................  A-25

    SECTION  4.16. ENVIRONMENTAL MATTERS................................  A-25

    SECTION  4.17. FINDERS' FEES; OPINIONS OF FINANCIAL ADVISOR.........  A-26

    SECTION  4.18. REQUIRED VOTE AND WAIVER; BOARD APPROVAL.............  A-26

    SECTION  4.19. STATE TAKEOVER STATUTES..............................  A-26

    SECTION  4.20. POOLING MATTERS; TAX TREATMENT.......................  A-27

    SECTION  4.21. CERTAIN AGREEMENTS...................................  A-27

    SECTION  4.22. EMPLOYMENT AGREEMENTS................................  A-27

    SECTION  4.23. TRANSACTIONS WITH DIRECTORS, OFFICERS AND
                   AFFILIATES...........................................  A-27

    SECTION  4.24. MATERIAL CONTRACTS...................................  A-27

    SECTION  4.25. CERTAIN BUSINESS PRACTICES...........................  A-28

    SECTION  4.26. INSURANCE............................................  A-28

    SECTION  4.27. PRODUCT INFORMATION..................................  A-28

    SECTION  4.28. PRODUCT LIABILITY CLAIMS.............................  A-29

 ARTICLE V REPRESENTATIONS AND WARRANTIES OF MERGER SUB.................. A-29

    SECTION  5.1.  ORGANIZATION.........................................  A-29

    SECTION  5.2.  CORPORATE AUTHORIZATION..............................  A-30

    SECTION  5.3.  NON-CONTRAVENTION....................................  A-30

    SECTION  5.4.  NO BUSINESS ACTIVITIES...............................  A-30

    SECTION  5.5.  TAXES................................................  A-30


                                                                           Page
                                                                           ----
 ARTICLE VI COVENANTS OF EPITOPE.........................................  A-30

    SECTION  6.1.  EPITOPE INTERIM OPERATIONS...........................   A-30

    SECTION  6.2.  ACQUISITION PROPOSALS; BOARD RECOMMENDATION..........   A-32

 ARTICLE VII COVENANTS OF STC............................................  A-34

    SECTION  7.1.  STC INTERIM OPERATIONS...............................   A-34

    SECTION  7.2.  ACQUISITION PROPOSALS; BOARD RECOMMENDATION..........   A-35

 ARTICLE VIII COVENANTS OF STC AND EPITOPE...............................  A-36

    SECTION  8.1.  REASONABLE BEST EFFORTS..............................   A-36

    SECTION  8.2.  CERTAIN FILINGS; COOPERATION IN RECEIPT OF CONSENTS;
                   LISTING..............................................   A-36

    SECTION  8.3.  HEADQUARTERS.........................................   A-37

    SECTION  8.4.  PUBLIC ANNOUNCEMENTS.................................   A-37

    SECTION  8.5.  ACCESS TO INFORMATION; NOTIFICATION OF CERTAIN
                   MATTERS..............................................   A-37

    SECTION  8.6.  FURTHER ASSURANCES...................................   A-38

    SECTION  8.7.  TAX AND ACCOUNTING TREATMENT.........................   A-38

    SECTION  8.8.  AFFILIATES...........................................   A-39

    SECTION  8.9.  CONFIDENTIALITY......................................   A-39

    SECTION  8.10. BENEFIT MATTERS......................................   A-40

    SECTION  8.11. ANTITRUST MATTERS....................................   A-40

    SECTION  8.12. EXEMPTION FROM LIABILITY UNDER SECTION 16(B).........   A-41

    SECTION  8.13. INDEMNIFICATION AND INSURANCE........................   A-41

 ARTICLE IX CONDITIONS TO THE MERGER.....................................  A-42

    SECTION  9.1.  CONDITIONS TO THE OBLIGATIONS OF EACH PARTY..........   A-42

    SECTION  9.2.  CONDITIONS TO THE OBLIGATIONS OF EPITOPE AND MERGER
                   SUB..................................................   A-43

    SECTION  9.3.  CONDITIONS TO THE OBLIGATIONS OF STC.................   A-44

 ARTICLE X TERMINATION...................................................  A-45

    SECTION 10.1.  TERMINATION..........................................   A-45

    SECTION 10.2.  EFFECT OF TERMINATION................................   A-46

    SECTION 10.3.  FEES AND EXPENSES....................................   A-47

 ARTICLE XI MISCELLANEOUS................................................  A-47

    SECTION 11.1.  NOTICES..............................................   A-47

    SECTION 11.2.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
                   AFTER THE EFFECTIVE TIME.............................   A-47

    SECTION 11.3.  AMENDMENTS; NO WAIVERS...............................   A-48

    SECTION 11.4.  ASSIGNMENT...........................................   A-48

    SECTION 11.5.  GOVERNING LAW........................................   A-48

    SECTION 11.6.  COUNTERPARTS; EFFECTIVENESS..........................   A-48

    SECTION 11.7.  NO THIRD PARTY BENEFICIARIES.........................   A-48

    SECTION 11.8.  INTERPRETATION.......................................   A-48

    SECTION 11.9.  ENFORCEMENT..........................................   A-48

    SECTION 11.10. ENTIRE AGREEMENT.....................................   A-48

    SECTION 11.11. SEVERABILITY.........................................   A-49

APPENDICES
Appendix I--Definitions

EXHIBITS
Exhibit A--Epitope Stockholders Agreement
Exhibit B--STC Stockholders Agreement
Exhibit C--Certificate of Merger for STC Merger
Exhibit D--Articles of Merger for Epitope Merger
Exhibit E--Certificate of Merger for Epitope Merger
Exhibit F--Certificate of Incorporation of Merger Sub
Exhibit G--Bylaws of Merger Sub
Exhibit H--Principal Officers of Surviving Corporation
Exhibit I--Epitope Representation Letter
Exhibit J--STC Representation Letter
Exhibit K--Form of STC Affiliate Agreement
Exhibit L--Form of Epitope Affiliate Agreement
Exhibit M--Indemnification Agreements
Exhibit N--List of Employees
Exhibit O--Merger Sub Representation Letter

                          AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of May 6, 2000 (the "Agreement"), by and among Epitope, Inc., an Oregon corporation ("Epitope"), Edward Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Epitope ("Merger Sub") and STC Technologies, Inc., a Delaware corporation ("STC").

                                   RECITALS:

  WHEREAS, the Boards of Directors of Epitope and STC deem it advisable and in the best interests of each corporation and its respective stockholders that Epitope and STC engage in a business combination as peer firms in a combination of equals in order to advance the long-term strategic business interests of Epitope and STC;

  WHEREAS, the combination of Epitope and STC shall be effected by the terms of this Agreement through the mergers as outlined below;

  WHEREAS, the respective Boards of Directors of STC and Merger Sub have each
(i) determined that the merger of STC with and into Merger Sub (the "STC Merger") is fair to, and in the best interests of, their respective companies and stockholders, (ii) have approved and declared the advisability of this Agreement and (ii) have approved the STC Merger, and (iii) have recommended the approval and adoption of this Agreement by their respective company's stockholders;

  WHEREAS, the respective Boards of Directors of Epitope and Merger Sub have each (i) determined that the merger of Epitope with and into Merger Sub (the "Epitope Merger"; the Epitope Merger and the STC Merger are referred to collectively as the "Mergers") is fair to, and in the best interests of, their respective companies and stockholders, (ii) have approved and declared the advisability of this Agreement and the Epitope Merger, and (iii) have recommended the approval and adoption of this Agreement by their respective company's stockholders;

  WHEREAS, for Federal income tax purposes, it is intended that each of the Mergers shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (a "368 Reorganization"), and the regulations promulgated thereunder;

  WHEREAS, for accounting purposes, it is intended that each of the Mergers shall be accounted for as a pooling of interests transaction under United States generally accepted accounting principles applied on a consistent basis ("GAAP"); and

  WHEREAS, simultaneously with the execution and delivery of this Agreement:
(i) STC has entered into an agreement (the "STC Stockholders Agreement") with certain stockholders of Epitope pursuant to which such Epitope stockholders have agreed to vote the shares of Epitope Common Stock owned by them in favor of the Epitope Merger under certain circumstances, which agreement is accompanied by irrevocable proxies to vote such shares in accordance therewith; and (ii) Epitope has entered into an agreement (the "Epitope Stockholders Agreement" and, together with the STC Stockholders Agreement, the "Stockholders Agreements," in the respective forms attached as Exhibits A and B hereto) with certain stockholders of STC pursuant to which such STC stockholders have agreed to vote the shares of STC Common Stock owned by them in favor of the STC Merger under certain circumstances, which agreement is accompanied by irrevocable proxies to vote such shares in accordance therewith.

  NOW, THEREFORE, in consideration of the premises, which are incorporated into and made part of this Agreement, and of the mutual representations, warranties, covenants, agreements and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

  For purposes of this Agreement, the capitalized terms used in this Agreement shall have the meanings specified or referred to in Appendix I hereto which is incorporated herein by reference.

                                   ARTICLE II

                                  THE MERGERS

  Section 2.1. STC Merger.

  (a) The STC Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law of the State of Delaware (the "Delaware Law"), at the STC Effective Time (as defined below), STC shall be merged with and into Merger Sub. As a result of the STC Merger, the separate corporate existence of STC shall cease and Merger Sub shall continue as the surviving corporation of the STC Merger (the "Surviving Corporation").

  (b) STC Effective Time. As soon as practicable after the Closing of the STC Merger, the Certificate of Merger for the STC Merger ("STC Certificate of Merger"), in substantially the form attached hereto as Exhibit C, prepared and executed in accordance with the relevant provisions of the Delaware Law, shall be filed with the Secretary of State of Delaware. The parties hereto agree to take all such further actions as may be required by law to make the Merger effective. The Merger shall become effective in accordance with the terms of this Agreement, the STC Certificate of Merger at the time and date contemplated therein (such time and date being referred to herein as the "STC Effective Time").

  (c) The Closing. The Closing of the Mergers and transactions contemplated by this Agreement will take place at 11:00 a.m. on a date mutually agreed upon by the parties hereto, which shall be no later than the third Business Day following the date on which all of the conditions to the obligations of the parties hereunder set forth in Article VIII hereof have been satisfied or waived. The place of Closing shall be at such place as may be mutually agreed upon by the parties hereto.

  (d) Effects of the STC Merger. At and after the STC Effective Time, the STC Merger will have the effects set forth in the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Sub and STC shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and STC shall become the debts, liabilities and duties of the Surviving Corporation. In addition, the STC Merger shall have the following effects:

    (i) Articles of Incorporation. The Certificate of Incorporation of Merger Sub as in effect as of the date hereof shall be amended to change the name of Merger Sub to OraSure Technologies, Inc., but otherwise shall read as set forth in Exhibit F and such Certificate of Incorporation, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation (as set forth in Exhibit F hereto) and the Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation.

    (ii) Bylaws. The Bylaws of Merger Sub as in effect as of the date hereof shall be amended to reflect the change of Merger Sub's name to OraSure Technologies, Inc., but otherwise shall read as set forth in Exhibit G and shall, as so amended, be the Bylaws of the Surviving Corporation.

    (iii) Board of Directors. At the STC Effective Time, the Board of Directors of the Surviving Corporation shall consist of seven (7) persons. Of the seven persons initially elected to the Board of Directors of the Surviving Corporation, three (3) (the "STC Designees") shall be persons named by the Board of Directors of STC and three (3) (the "Epitope Designees") shall be persons named by the Board of Directors of Epitope and one (1) shall be a person mutually acceptable to both the Boards of Directors of STC and Epitope. The Board of Directors of the Surviving Corporation shall be divided into three classes, with the initial terms of office of the first, second and third classes expiring at the first, second and third annual meetings of the stockholders of the Surviving Corporation, respectively. One STC Designee and one Epitope Designee shall be placed in each class of the Board of Directors of the Surviving Corporation. If, prior to the STC Effective Time, (i) any of the individuals named by STC or Epitope to serve on the Board of Directors of the Surviving Corporation following the STC Effective Time resigns, retires or otherwise ceases to serve as a director of STC or Epitope, as the case may be, or otherwise becomes unable or unwilling to serve as a director of the Surviving Corporation, or (ii) STC or Epitope shall determine to replace an individual named by such party to serve on the Board of Directors of the Surviving Corporation, the party that designated such individual may name a replacement to become a director of the Surviving Corporation. The persons named as members of the Board of Directors of the Surviving Corporation pursuant to this Section 2.1.(d)(iii) shall be named in the Joint Proxy Statement/Prospectus and the Registration Statement, subject to receipt of the consent of such individuals to be so named.

    (iv) Management. The principal officers of the Surviving Corporation at the Effective Time shall be as listed on Exhibit H. All other management positions of the Surviving Corporation shall be determined jointly by the Surviving Corporation's President and Chief Executive Officer.

  (e) Effect on Capital Stock. At the STC Effective Time, by virtue of the STC Merger and without any action on the part of the parties hereto or their respective stockholders:

    (i) STC Common Stock. Each share of STC Common Stock outstanding immediately prior to the STC Effective Time (except for shares of STC Common Stock held by persons who object to the STC Merger and comply with all provisions of the Delaware Law concerning the right of such holders to dissent from the STC Merger and demand appraisal for their shares) shall be converted into and become shares of Surviving Corporation Common Stock at an exchange ratio (the "Exchange Ratio") determined as follows (together with any cash in lieu of fractional shares of Surviving Corporation Common Stock to be paid pursuant to Section 2.1(e)(iv) (the "Merger Consideration") which fraction of a share shall be rounded to four decimal places):

      (A) If the Average Epitope Stock Price is greater than $13.00, the Exchange Ratio shall be the quotient of (i) the quotient of (x) $260 million divided by (y) the Average Epitope Stock Price, divided by (ii) the sum of the number of shares of STC Common Stock outstanding immediately prior to the STC Effective Time and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; or

      (B) If the Average Epitope Stock Price is equal to or less than $13.00, but equal to or more than $10.00, the Exchange Ratio shall be the quotient of 20 million shares divided by the sum of the number of shares of STC Common Stock outstanding immediately prior to the STC Effective Time and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; or

      (C) If the Average Epitope Stock Price is less than $10.00, the Exchange Ratio shall be the quotient of (i) the quotient of (x) $200 million divided by (y) the Average Epitope Stock Price, divided by (ii) the sum of the number of shares of STC Common Stock outstanding immediately prior to the STC Effective Time and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; provided however, that in the event the quotient in clause (i) of this subsection (C) exceeds 25 million shares, such quotient shall be deemed to be 25 million shares for the purposes of completing the calculation set forth in this subsection (C), and; provided further, that in the event that the Average Epitope Stock Price is less than $6.00, STC shall have the termination rights provided in Section 10.1(h).

    (ii) STC Stock held by Merger Sub and STC. Each share of STC Common Stock or STC Preferred Stock held by STC as treasury stock or owned by Merger Sub immediately prior to the STC Effective Time shall be cancelled without payment of any consideration therefor and shall cease to exist.

    (iii) Merger Sub Common Stock. Each share of common stock of Merger Sub outstanding and each share held in treasury immediately prior to the STC Effective Time shall be converted into and become one share of Surviving Corporation Common Stock.

    (iv) Fractional Shares. No fraction of a share of Surviving Corporation Common Stock shall be issued in connection with the conversion of STC Common Stock in the STC Merger and the distribution of Surviving Corporation Common Stock in respect thereof, but in lieu of such fraction, the Exchange Agent shall make a cash payment (without interest and subject to the payment of any applicable withholding Taxes) equal to the same fraction of the market value of a full share of Surviving Corporation Common Stock, computed on the basis of the mean of the high and low sales prices of Surviving Corporation Common Stock as reported on NASDAQ on the first full day on which Surviving Corporation Common Stock is traded on the Nasdaq Stock Market after the STC Effective Time.

  (f) Stock Options and Other Stock Compensation.

    (i) On or prior to the STC Effective Time, STC will take all action necessary such that each stock option or other stock related right or other form of stock related incentive or deferred compensation that was granted pursuant to the STC Employee Plans (as defined in Section 4.12(a)) prior to the STC Effective Time and which remains outstanding immediately prior to the STC Effective Time shall cease to represent a right with respect to shares of STC Common Stock and shall be converted, at the STC Effective Time, into a right, on the same terms and conditions as were applicable under such stock option or other stock related right or other form of stock related incentive or deferred compensation, as applicable (but taking into account any changes thereto (except that there shall be no acceleration in the vesting or exercisability of such option, right or incentive compensation by reason of this Agreement, the STC Merger, the Epitope Merger or the other matters contemplated by this Agreement), provided for in the STC Employee Plans or in the terms of such right by reason of this Agreement or the transactions contemplated hereby), with respect to that number of shares of Surviving Corporation Common Stock determined by multiplying the number of shares of STC Common Stock subject to such stock option or other stock related right or other form of stock related incentive or deferred compensation, as applicable, by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Surviving Corporation Common Stock, at (in the case of a stock option or stock appreciation right) a price per share (rounded to the nearest one-hundredth of a cent) equal to the per-share exercise price specified in such stock option or stock appreciation right, as applicable, divided by the Exchange Ratio; provided, however, that in the case of any stock option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

    (ii) As soon as practicable after the STC Effective Time, the Surviving Corporation shall deliver to the holders of stock options or other stock related rights or other forms of stock related incentive or deferred compensation appropriate notices setting forth such holders' rights pursuant to the STC Employee Plans (except that there shall be no acceleration in the vesting or exercisability of such option, right or incentive compensation by reason of this Agreement, the STC Merger, the Epitope Merger or the other matters contemplated by this Agreement) and the agreements evidencing the grants of such stock options or other stock related rights or other forms of stock related incentive or deferred compensation shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.1(f)(ii) after giving effect to the STC Merger and the Epitope Merger and the terms of the STC Employee Plans (except that there shall be no acceleration in the vesting or exercisability of such option, right or incentive compensation by reason of this Agreement, the STC Merger, the Epitope Merger or the other matters contemplated by this Agreement)). To the extent permitted by law, the Surviving Corporation shall comply with the terms of the STC Employee Plans and shall take such reasonable steps as are necessary or required by, and subject to the provisions of, such STC Employee Plans, to have the stock options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of the Surviving Corporation after the Effective Time.

    (iii) The Surviving Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Surviving Corporation Common Stock for delivery upon exercise of stock options or other stock related rights or other forms of stock related incentive or deferred compensation in accordance with this Section 2.1(f). Promptly after the STC Effective Time, the Surviving Corporation shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Surviving Corporation Common Stock subject to such stock options or other stock related rights or other forms of stock related incentive or deferred compensation, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock options or other stock related rights or other forms of stock related incentive or deferred compensation remain outstanding. With respect to those individuals who subsequent to the Mergers will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, the Surviving Corporation shall administer the STC Employee Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

  (g) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding STC Common Stock or Epitope Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall each be appropriately adjusted to provide to the holders of STC Common Stock the same economic effect as contemplated by this Agreement prior to such event.

  (h) Appraisal Rights. Notwithstanding Section 2.1(e), shares of STC Common Stock outstanding immediately prior to the STC Effective Time and held by a holder who has not voted in favor of the Mergers or consented thereto in writing and who has demanded appraisal for such shares of STC Common Stock, as the case may be, in accordance with the Delaware Law shall not be converted into the shares of Surviving Corporation Common Stock unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the STC Effective Time such holder fails to perfect or withdraws or loses his right to appraisal, such shares of STC Common Stock shall be treated as if they had been converted as of the STC Effective Time into the shares of Surviving Corporation Common Stock in accordance with Section 2.1(e). STC shall give the Surviving Corporation prompt notice of any demands received by STC for appraisal of shares of STC Common Stock, and the Surviving Corporation shall have the right to participate in all negotiations and proceedings with respect to such demands. STC shall not, except with the prior written consent of the Surviving Corporation, make any payment with respect to, or settle or offer to settle, any such demands.

  Section 2.2.  Epitope Merger.

  (a) The Epitope Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Business Corporation Act of the State of Oregon (the "Oregon Law"), and the Delaware General Corporation Law of the State of Delaware (the "Delaware Law"), at the Epitope Effective Time (as defined below), which shall be immediately following the STC Effective Time, Epitope shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of Epitope shall cease and Merger Sub shall continue as the surviving corporation of the Epitope Merger (the "Surviving Corporation").

  (b) Epitope Effective Time. As soon as practicable after the Closing of the Mergers, the Articles of Merger for the Epitope Merger in substantially the form attached hereto as Exhibit D, prepared and executed in accordance with the relevant provisions of the Oregon Law, shall be filed with the Secretary of State of Oregon, and the Certificate of Merger for the Epitope Merger, in substantially the form attached hereto as Exhibit E, prepared and executed in accordance with the relevant provisions of the Delaware Law, shall be filed with the Secretary of State of Delaware. The parties hereto agree to take all such further actions as may be required by law to make the Epitope Merger effective. The Epitope Merger shall become effective in accordance with the terms of this Agreement, the Articles of Merger and the Certificate of Merger at the time and date contemplated therein (such time and date being referred to herein as the Epitope Effective Time or "Effective Time").

  (c) Effects of the Epitope Merger. At and after the Epitope Effective Time, the Epitope Merger will have the effects set forth in the Delaware Law and the Oregon Law. Without limiting the generality of the foregoing, and subject thereto, at the Epitope Effective Time all the property, rights, privileges, powers and franchises of Epitope and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Epitope and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. In addition, the Epitope Merger shall have the following effects:

    (i) Certificate of Incorporation. The Certificate of Incorporation of Merger Sub as in effect as of the date hereof shall be amended to change the name of Merger Sub to OraSure Technologies, Inc., but otherwise shall read as set forth in Exhibit F and such Certificate of Incorporation, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation.

    (ii) Bylaws. The Bylaws of Merger Sub as in effect as of the date hereof shall be amended to reflect the change of Merger Sub's name to OraSure Technologies, Inc., but otherwise shall read as set forth in Exhibit G and shall, as so amended, be the Bylaws of the Surviving Corporation.

    (iii) Board of Directors. At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of the seven (7) persons and be divided into the classes specified in Section 2.1(d)(iii).

    (iv) Management. The principal officers of the Surviving Corporation at the Effective Time shall be as listed on Exhibit H. All other management positions of the Surviving Corporation shall be determined jointly by the Surviving Corporation's President and Chief Executive Officer.

  (d) Effect on Capital Stock. At the Epitope Effective Time, by virtue of the Epitope Merger and without any action on the part of the parties hereto or their respective stockholders:

    (i) Epitope Common Stock. Each share of Epitope Common Stock outstanding immediately prior to the Epitope Effective Time shall be converted into and become one share (the "Epitope Exchange Ratio") of Surviving Corporation Common Stock (the "Epitope Merger Consideration").

    (ii) Epitope Stock held by Epitope and Merger Sub. Each share of Epitope Common Stock held by Epitope as treasury stock or owned by Merger Sub immediately prior to the Epitope Effective Time shall be cancelled without payment of any consideration therefor and shall cease to exist.

    (iii) Merger Sub Common Stock. Each share of Common Stock of Merger Sub outstanding and each share held in treasury immediately prior to the Epitope Effective Time shall be converted into and become one share of Surviving Corporation Common Stock.

  (e) Stock Options and Other Stock Compensation.

    (i) On or prior to the Epitope Effective Time, Epitope will take all action necessary such that each stock option or other stock related right or other form of stock related incentive or deferred compensation that was granted pursuant to the Epitope Employee Plans (as defined in Section 4.12(a)) prior to the Epitope Effective Time and which remains outstanding immediately prior to the Epitope Effective Time shall cease to represent a right with respect to shares of Epitope Common Stock and shall be converted, at the Epitope Effective Time, into a right, on the same terms and conditions as were applicable under such stock option or other stock related right or other form of stock related incentive or deferred compensation, as applicable (but taking into account any changes thereto, provided for in the Epitope Employee Plans or in the terms of such right by reason of this Agreement or the transactions contemplated hereby), with respect to that number of shares of Surviving Corporation Common Stock determined by multiplying the number of shares of Epitope Common Stock subject to such stock option or other stock related right or other form of stock related incentive or deferred compensation, as applicable, by the Epitope Exchange Ratio, at a price per share equal to the per-share exercise price specified in such stock option or stock appreciation right, as applicable.

    (ii) As soon as practicable after the Epitope Effective Time, the Surviving Corporation shall deliver to the holders of stock options or other stock related rights or other forms of stock related incentive or deferred compensation appropriate notices setting forth such holders' rights pursuant to the Epitope Employee Plans and the agreements evidencing the grants of such stock options or other stock related rights or other forms of stock related incentive or deferred compensation shall continue in effect on the same terms and conditions (after giving effect to the Merger and the terms of the Epitope Employee Plans. To the extent permitted by law, the Surviving Corporation shall comply with the terms of the Epitope Employee Plans and shall take such reasonable steps as are necessary or required by, and subject to the provisions of, such Epitope Employee Plans, to have the stock options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of the Surviving Corporation after the Effective Time.

    (iii) The Surviving Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Surviving Corporation Common Stock for delivery upon exercise of stock options or other stock related rights or other forms of stock related incentive or deferred compensation in accordance with this Section 2.2(d)(ii). Promptly after the Epitope Effective Time, the Surviving Corporation shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Surviving Corporation Common Stock subject to such stock options or other stock related rights or other forms of stock related incentive or deferred compensation, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock options or other stock related rights or other forms of stock related incentive or deferred compensation remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, the Surviving Corporation shall administer the Epitope Employee Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

  (f) Certain Adjustments. If, between the date of this Agreement and the Epitope Effective Time, the outstanding common stock of Merger Sub or Epitope Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Epitope Exchange Ratio shall be appropriately adjusted to provide to the holders of STC Common Stock the same economic effect as contemplated by this Agreement prior to such event.

  Section 2.3. Exchange of Certificates.

  (a) Prior to the Effective Time, Epitope and STC shall cause the Surviving Corporation, and the Surviving Corporation agrees, to appoint the Exchange Agent to act as the exchange agent in connection with the Mergers. Except as otherwise provided in this Article II, from and after the Effective Time, each holder of a certificate that immediately prior to the STC Effective Time or Epitope Effective Time, as the case may be, represented outstanding shares of STC Common Stock or Epitope Common Stock (collectively, the "Certificates") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of Surviving Corporation Common Stock into which such holder's shares were converted in the STC Merger or Epitope Merger, as the case may be. Prior to the Effective Time, the Surviving Corporation will deliver to the Exchange Agent, in trust for the benefit of the holders of STC Common Stock and Epitope Common Stock, (i) certificates representing shares of Surviving Corporation Common Stock (such shares of Surviving Corporation Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") and (ii) cash in an amount sufficient for payment in lieu of fractional shares necessary to make the exchanges contemplated by this Article II on a timely basis.

  (b) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder of STC Common Stock and Epitope Common Stock as of the Effective Time, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates in exchange for certificates representing shares of Surviving Corporation Common Stock. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor, certificates representing shares of Surviving Corporation Common Stock as set forth in this
Article II, and such Certificate shall forthwith be canceled. No holder of a Certificate or Certificates shall be entitled to receive any dividend or other distribution from the Surviving Corporation until the surrender of such holder's Certificate for a certificate or certificates representing shares of Surviving Corporation Common Stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) that theretofore became payable, but that were not paid by reason of the foregoing, with respect to the number of whole shares of Surviving Corporation Common Stock represented by the certificates issued upon surrender, which amount shall be delivered to the Exchange Agent by the Surviving Corporation from time to time as such dividends or other distributions are declared. If delivery of certificates representing shares of Surviving Corporation Common Stock is to be made to a person other than the person in whose name the Certificate surrendered is registered or if any certificate for shares of Surviving Corporation Common Stock as the case may be, is to be issued in a name other than that in which the Certificate surrendered therefor is registered, it shall be a condition of such delivery or issuance that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery or issuance shall pay any transfer or other Taxes required by reason of such delivery or issuance to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.4, each Certificate shall represent for all purposes only the right to receive shares of Surviving Corporation Common Stock (and, in the case of Certificates theretofore representing STC Common Stock, cash in lieu of fractional shares) as provided in this Article II without any interest thereon.

  (c) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of STC Common Stock or Epitope Common Stock that were outstanding prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for shares of Surviving Corporation Common Stock as provided in this Article II, in accordance with the procedures set forth in this Section 2.3.

  (d) Any portion of the Exchange Fund and any cash in lieu of fractional shares of Surviving Corporation Common Stock made available to the Exchange Agent which remains undistributed to the former stockholders of STC for one year after the STC Effective Time shall be delivered to the Surviving Corporation, upon demand, and any stockholders of STC who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for Surviving Corporation Common Stock, any cash in lieu of fractional shares of Surviving Corporation Common Stock and any dividends or distributions with respect to Surviving Corporation Common Stock. Any portion of the Exchange Fund which remains undistributed to the former stockholders of Epitope for one year after the Epitope Effective Time shall be delivered to the Surviving Corporation, upon demand, and any stockholders of Epitope who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for Surviving Corporation Common Stock, and any dividends or distributions with respect to Surviving Corporation Common Stock.

  (e) None of STC, Epitope, or the Surviving Corporation shall be liable to any holder of shares of STC Common Stock or Epitope Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Surviving Corporation Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by holders of any such shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

  Section 2.4. Affiliates. Notwithstanding anything to the contrary herein, to the fullest extent permitted by law and pooling of interests accounting treatment, no certificates representing shares of Surviving Corporation Common Stock or cash shall be delivered to a Person who may be deemed an "affiliate" of STC or Epitope in accordance with Section 8.8 hereof for purposes of Rule 145 under the Securities Act and, for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable rules and regulations of the SEC, until such Person has executed and delivered a STC Affiliate Agreement (as defined in Section 8.8(a)) or an Epitope Affiliate Agreement (as defined in Section 8.8(b)), as the case may be, pursuant to Section 8.8.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF EPITOPE

  Except as disclosed in (i) the Epitope Disclosure Schedule delivered to STC separately prior to, or contemporaneously with, the date hereof (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein) or (ii) the Epitope SEC Documents filed on or prior to the date hereof, Epitope represents and warrants to STC that:

  Section 3.1. Corporate Existence and Power. Epitope is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oregon, and has all corporate powers required to carry on its business as now conducted. Epitope is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have an Epitope Material Adverse Effect. Epitope has heretofore made available to STC true and complete copies of Epitope's articles of incorporation and bylaws as currently in effect.

  Section 3.2. Corporate Authorization. The execution, delivery and performance by Epitope of this Agreement and the consummation by Epitope of the transactions contemplated hereby are within Epitope's corporate powers and, except for the Epitope Stockholder Approval (as defined herein), have been duly authorized by all necessary corporate action. Assuming that this Agreement constitutes the valid and binding obligation of STC, this Agreement constitutes a valid and binding agreement of Epitope, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

  Section 3.3. Governmental Authorization. The execution, delivery and performance by Epitope of this Agreement and the consummation by Epitope of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of (i) Articles of Merger in accordance with the Oregon Law, (ii) a Certificate of Merger in accordance with the Delaware Law, and (iii) appropriate documents with the relevant authorities of other states or jurisdictions in which Epitope or any Epitope Subsidiary is qualified to do business; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") by stockholders of STC who will acquire the Surviving Corporation Common Stock with a value in excess of $15 million as a result of the Mergers and who do not have an exemption from the HSR Act therefor; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities or blue sky laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not, individually or in the aggregate, (x) be reasonably likely to have an Epitope Material Adverse Effect or (assuming for this purpose that the Effective Time had occurred) a Surviving Corporation Material Adverse Effect, or (y) prevent or materially impair the ability of Epitope to consummate the transactions contemplated by this Agreement.

  Section 3.4. Non-Contravention. The execution, delivery and performance by Epitope of this Agreement and the consummation by Epitope of the transactions contemplated hereby do not and will not (a) contravene or conflict with Epitope's articles of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Epitope or any Epitope Subsidiary, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Epitope or any Epitope Subsidiary or to a loss of any benefit or status to which Epitope or any Epitope Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon Epitope or any Epitope Subsidiary or any license, franchise, permit or other similar authorization held by Epitope or any Epitope Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of Epitope or any Epitope Subsidiary other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate (x) be reasonably likely to have an Epitope Material Adverse Effect or (y) prevent or materially impair the ability of Epitope to consummate the transactions contemplated by this Agreement.

  Section 3.5. Capitalization.

  (a) The authorized capital stock of Epitope consists of 30,000,000 shares of Epitope Common Stock, and 1,000,000 shares of preferred stock, no par value per share, of Epitope ("Epitope Preferred Stock"). At the close of business on April 30, 2000, (i) 16,393,495 shares of Epitope Common Stock were issued and outstanding, (ii) stock options ("Epitope Stock Options") and warrants ("Epitope Warrants") to purchase an aggregate of 4,136,571 shares of Epitope Common Stock were issued and outstanding (of which options and warrants to purchase an aggregate of 3,012,999 shares of Epitope Common Stock were exercisable), (iii) no shares of Epitope Common Stock were held in its treasury, (iii) no shares of Epitope Preferred Stock were issued and outstanding, and (iv) no shares of Epitope Series A Preferred Stock were reserved for issuance upon exercise of the Epitope Stock Purchase Rights. All outstanding shares of capital stock of Epitope have been duly authorized and validly issued and are fully paid and nonassessable.

  (b) As of the date hereof, except (i) as set forth in this Section 3.5, and
(ii) for changes since September 30, 1999, resulting from the exercise of stock options or warrants outstanding on such date, there are no outstanding (x) shares of capital stock or other voting securities of Epitope, (y) securities of Epitope convertible into or exchangeable for shares of capital stock or voting securities of Epitope, or (z) options or other rights to acquire from Epitope, and no obligation of Epitope to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Epitope (the items in clauses (x), (y) and (z) being referred to collectively as the "Epitope Securities"). There are no outstanding obligations of Epitope or any Epitope Subsidiary to repurchase, redeem or otherwise acquire any Epitope Securities. There are no outstanding contractual obligations of Epitope to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. There are no stockholder agreements, voting trusts or other agreements or understandings to which Epitope is a party, or of which Epitope is aware, relating to voting, registration or disposition of any shares of capital stock of Epitope or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of Epitope.

  Section 3.6. Subsidiaries.

  (a) Each Significant Subsidiary of Epitope is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have, an Epitope Material Adverse Effect.

  (b) All of the outstanding shares of capital stock of, or other ownership interest in, each Epitope Subsidiary has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest in, each of Epitope's Subsidiaries, is owned, directly or indirectly, by Epitope, is owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) with such exceptions as, individually or in the aggregate, would not be reasonably likely to have, an Epitope Material Adverse Effect. There are no outstanding (i) securities of Epitope or any of the Epitope Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of the Epitope Subsidiaries, (ii) options, warrants or other rights to acquire from Epitope or any of the Epitope Subsidiaries, and no other obligation of Epitope or any of the Epitope Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of the Epitope Subsidiaries or (iii) obligations of Epitope or any of the Epitope Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of the Epitope Subsidiaries or any capital stock of, or other ownership interests in, any of the Epitope Subsidiaries.

  Section 3.7. Epitope SEC Documents.

  (a) Epitope has made available to STC the Epitope SEC Documents. Epitope has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since September 30, 1997. No Epitope Subsidiary is required to file any form, report, registration statement or prospectus or other document with the SEC.

  (b) As of its filing date, each Epitope SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

  (c) No Epitope SEC Document filed pursuant to the Exchange Act contained, as of its filing date, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Epitope SEC Document, as amended or supplemented, if applicable, filed pursuant to the Securities Act contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

  Section 3.8. Financial Statements; No Material Undisclosed Liabilities.

  (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Epitope included in the Epitope 10-K and the Epitope 10-Q fairly present in all material respects, in conformity with GAAP consistently applied (except as may be indicated in the notes thereto and except that financial statements on Form 10-Q do not contain all GAAP notes to such financial statements), the consolidated financial position of Epitope and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, consolidated cash flows and changes in stockholders' equity for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

  (b) There are no liabilities of Epitope or any Epitope Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of Epitope, other than:

    (i) liabilities or obligations disclosed or provided for in the Epitope Balance Sheet or disclosed in the notes thereto;

    (ii) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated hereby; and

    (iii) other liabilities or obligations that individually or in the aggregate, would not be reasonably likely to have an Epitope Material Adverse Effect.

  (c) Epitope and the Epitope Subsidiaries keep proper accounting records in which all material assets and liabilities, and all material transactions, of Epitope and the Epitope Subsidiaries are recorded in conformity with GAAP. No part of Epitope's or any Epitope Subsidiary's accounting system or records, or access thereto, is under the control of a Person who is not an employee of Epitope or such Subsidiary.

  Section 3.9. Information to be Supplied.

  (a) The information to be supplied by Epitope expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof, and at the time of the Special Meetings, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply (with respect to information relating to Epitope) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

  (b) Notwithstanding the foregoing, Epitope makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/Prospectus based on information supplied by STC.

  Section 3.10. Absence of Certain Changes. Since September 30, 1999, except as otherwise expressly contemplated by this Agreement, Epitope and the Epitope Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Epitope or any Epitope Subsidiary that, individually or in the aggregate, has had or would be reasonably likely to have an Epitope Material Adverse Effect, (b) any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have an Epitope Material Adverse Effect or (c) any incurrence, assumption or guarantee by Epitope of any material indebtedness for borrowed money other than in the ordinary course and in amounts and on terms consistent with past practices.

  Section 3.11. Litigation. Section 3.11 of the Epitope Disclosure Schedule contains a list and description of each action, suit, investigation, arbitration or proceeding pending against, or to the Knowledge of Epitope threatened against, Epitope or any Epitope Subsidiary or any of their respective assets or properties before any arbitrator or Governmental Entity. None of such actions, suits, investigations, arbitrations or proceedings, individually or in the aggregate, would be reasonably likely to have, an Epitope Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against Epitope that would be reasonably likely to have, individually or in the aggregate, an Epitope Material Adverse Effect.

  Section 3.12. Taxes.

  (a) All Tax returns, statements, reports and forms (collectively, the "Epitope Returns") required to be filed with any taxing authority by, or with respect to, Epitope and the Epitope Subsidiaries have been filed in substantial compliance with all applicable laws.

  (b) Epitope and the Epitope Subsidiaries have timely paid all Taxes shown as due and payable on the Epitope Returns that have been so filed, and all other Taxes not subject to reporting obligations, and, as of the time of filing, the Epitope Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of Epitope and the Epitope Subsidiaries (other than Taxes that are being contested in good faith and for which adequate reserves are reflected on the Epitope Balance Sheet).

  (c) Epitope and the Epitope Subsidiaries have made provision for all Taxes payable by them for which no Epitope Return has yet been filed.

  (d) The charges, accruals and reserves for Taxes with respect to Epitope and the Epitope Subsidiaries reflected on the Epitope Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof.

  (e) There is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Epitope or any of the Epitope Subsidiaries in respect of any Tax that would be reasonably likely to have an Epitope Material Adverse Effect.

  (f) Neither Epitope nor any of the Epitope Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Epitope was the common parent.

  (g) Neither Epitope nor any of the Epitope Subsidiaries holds any asset subject to a consent under Section 341(f) of the Code.

  (h) The representations and warranties contained in the Epitope
Representation Letter, attached hereto as Exhibit I, are true and correct.

  Section 3.13. Employee Benefits.

  (a) Section 3.13(a) of the Epitope Disclosure Schedule contains a correct and complete list identifying each material "employee benefit plan", as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained, administered or contributed to by Epitope or any ERISA Affiliate (as defined below) of Epitope and covers any employee or former employee of Epitope or any Epitope Subsidiary. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished, or will be made available upon request, to STC together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and summary plan description prepared in connection with any such plan. Such plans are referred to collectively herein as the "Epitope Employee Plans". For purposes of this
Section 3.13, "ERISA Affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

  (b) No Epitope Employee Plan is now or at any time has been subject to Part 3, Subtitle B of Title I or ERISA or Title IV of ERISA. At no time has Epitope or any of its ERISA Affiliates contributed to, or been required to contribute to, any "multiemployer plan," as defined in Section 3(37) or ERISA (a "Multiemployer Plan"), and neither Epitope nor any of its ERISA Affiliates has, or ever has had, any liability (contingent or otherwise) relating to the withdrawal or partial withdrawal from a multiemployer Plan. To the Knowledge of Epitope, no condition exists and no event has occurred that would be reasonably likely to constitute grounds for termination of any Epitope Employee Plan that is a Retirement Plan. To the Knowledge of Epitope, nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Epitope Employee Plan has occurred that will make Epitope or any Epitope Subsidiary, or any officer or director of Epitope or any Epitope Subsidiary, subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof) that would be reasonably likely to have an Epitope Material Adverse Effect.

  (c) Each Epitope Employee Plan that is intended to be qualified under Section 401(a) of the Code now meets, and at all time since its inception have met, the requirements for such qualification, and each trust forming a part thereof is now, and at all times since its inception has been, exempt from tax pursuant to
Section 501(a) of the Code. Each such plan has received a determination letter from the Internal Revenue Service to the effect that such plan is qualified and its related trust is exempt from federal income taxes. Epitope has furnished, or will make available upon request, to STC copies of the most recent Internal Revenue Service determination letters with respect to each such Epitope Employee Plan. Each Epitope Employee Plan has been maintained and administered in substantial compliance with its terms (except that in any case in which any Epitope Employee Plan is currently required to comply with a provision of ERISA or of the Code, but is not yet required to be amended to reflect such provision, such plan has been maintained and administered in accordance with the provision) and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Epitope Employee Plan. All material reports, returns and similar documents with respect to each Epitope Employee Plan required to be filed with any government agency or distributed to any Epitope Employee Plan participant have been duly timely filed and distributed.

  (d) There is no contract, agreement, plan or arrangement that, as a result of the Mergers, would be reasonably likely to obligate Epitope to make any payment of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

  (e) Except as disclosed in writing to STC prior to the date hereof, there has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Epitope Employee Plan that would increase materially the expense of maintaining such Epitope Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended September 30, 1999.

  (f) No Epitope Employee Plan promises or provides post-retirement medical, life insurance or other benefits due now or in the future to current, former or retired employees of Epitope or any Subsidiary.

  Section 3.14. Compliance with Laws; Licenses, Permits and Registrations.

  (a) Neither Epitope nor any Epitope Subsidiary is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees, except for any such violations that, individually or in the aggregate, would not be reasonably likely to have an Epitope Material Adverse Effect.

  (b) Each of Epitope and the Epitope Subsidiaries has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws, and from all Governmental Entities required by Epitope and the Epitope Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations, individually or in the aggregate, would not be reasonably likely to have an Epitope Material Adverse Effect.

  Section 3.15. Title to Properties.

  (a) Epitope and each Epitope Subsidiary have good and marketable title to, or valid leasehold interests in, all their properties and assets except for such as are no longer used or useful in the conduct of their businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar Liens, encumbrances or impediments that do not materially interfere with the ability of Epitope and its Subsidiaries to use their respective assets and conduct their businesses, as currently used or conducted. All such assets and properties, other than assets and properties in which Epitope or any Epitope Subsidiary has leasehold interests, are free and clear of all Liens, except for Liens that, in the aggregate, do not and will not materially interfere with the ability of Epitope and the Epitope Subsidiaries to use their respective assets and conduct their businesses, as currently conducted.

  (b) Epitope and each Epitope Subsidiary (i) are in substantial compliance with the terms of all leases to which they are a party and under which they are in occupancy, and all such leases are in full force and effect and (ii) enjoy peaceful and undisturbed possession under all such leases.

  Section 3.16. Intellectual Property.

  (a) Epitope and the Epitope Subsidiaries own or have a valid license to use
(i) all fictional business names, trading names, registered and unregistered trademarks, service marks, domain names and applications (collectively, "Marks"); (ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, "Patents"); (iii) all copyrights in both published works and unpublished works (collectively, "Copyrights"); (iv) all rights in mask works (collectively, "Rights in Mask Works"); and (v) all know-how, trade secrets, and confidential information, (such as, customer lists, software, technical information, data, process technology, and plans) (collectively, "Trade Secrets"); necessary to (x) carry on the business of Epitope as currently conducted or as proposed to be conducted by the Surviving Corporation, to (y) make, have made, use, distribute and sell all products currently sold by Epitope and all products in development, including all products proposed to be sold under the "OraSure" or "OraQuick" trade names.

  (b) There are no outstanding and, to Epitope's Knowledge, no Threatened disputes or disagreements with respect to any agreement to which Epitope or an Epitope subsidiary is a party, relating to any of Epitope's Marks, Patents, Copyrights, Rights in Mask Works, or Trade Secrets (collectively, "Epitope Intellectual Property").

  (c) Epitope is the owner of all right, title, and interest in and to the Epitope Intellectual Property, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

  (d) All former and current employees of Epitope have executed written contracts with Epitope that assign to Epitope all rights to any inventions, improvements, discoveries, or information relating to the business of Epitope. To Epitope's knowledge, no employee of Epitope has entered into any contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than Epitope.

  (e) All of the Patents are currently in compliance in all material respects with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions that have not been paid when due.

  (f) Epitope uses reasonable procedures to keep its Trade Secrets confidential. Epitope's Trade Secrets have been disclosed only under written agreements that require the recipient to hold such Trade Secrets confidential.

  (g) No Patent has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. To Epitope's Knowledge, there is no potentially interfering patent or patent application of any third party.

  (h) No Patent is infringed or, to Epitope's Knowledge, has been challenged or threatened in any way. To Epitope's Knowledge, none of the products manufactured and sold or proposed to be sold, nor any process or know-how used, by Epitope infringes or is alleged to infringe any Patent or other proprietary right of any other Person.

  (i) Epitope is not required to make any payments to any third parties in connection with its use of Epitope Intellectual Property.

  (j) All products made, used, or sold under the Patents have been marked with the proper patent notice.

  Section 3.17. Environmental Matters.

  (a) To the Knowledge of Epitope, there has not been, as of the date hereof, any (i) "release" (as defined in 42 U.S.C. (S)9601(22)) or threat of a "release" of any "hazardous substances" (as defined in 42 U.S.C. (S)9601(14)) or oil or other petroleum related products on or about any of the real property owned, operated or leased by Epitope or any Epitope Subsidiary ("Epitope Real Property"), or (ii) release or presence of any pollutant, contaminant or condition giving rise to a cause of action under federal, state or local statutory or common law on or about any of the Epitope Real Property other than such as would not reasonably be expected to have an Epitope Material Adverse Effect.

  (b) Neither Epitope nor any Epitope Subsidiary has any contract, agreement or otherwise arranged for disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of hazardous substances at any "facility" (as defined in 42 U.S.C. (S)9601(9)) owned or operated by another Person.

  (c) Neither Epitope nor any Epitope Subsidiary has accepted any hazardous substances for transport to disposal or treatment facilities or sites selected by Epitope or any Epitope Subsidiary.

  (d) To the Knowledge of Epitope, the Epitope Real Property and the use thereof is in material compliance with, and each Epitope and each Epitope Subsidiary is in compliance with, all applicable laws, statutes, ordinances, rules and regulations of any Governmental Entity relating to environmental protection, underground storage tanks, toxic waste, hazardous waste, oil or hazardous substance handling, treatment, storage, disposal or transportation, or arranging therefor, respecting any products or materials previously or now located on, or in transit from the Epitope Real Property, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Superfund Amendments and Reauthorization Act of 1986.

  (e) The past disposal practices relating to hazardous substances and hazardous wastes of Epitope and each Epitope Subsidiary (and their respective predecessors, if any) have been accomplished in accordance with all applicable laws, statutes, rules, regulations and ordinances.

  (f) Neither Epitope nor any Epitope Subsidiary has been notified of, nor, to the Knowledge of Epitope or any Epitope Subsidiary is there, any basis for any potential liability of Epitope or any Epitope Subsidiary with respect to the cleanup of any waste disposal site or facility. Neither Epitope nor any Epitope Subsidiary has received any notification to the effect that any site at which Epitope or any Epitope Subsidiary has disposed of hazardous substances or oil has been or is under investigation by any Governmental Entity.

  (g) Neither Epitope nor any Epitope Subsidiary has received any notification of releases or hazardous substances or oil from any Governmental Entity.

  Section 3.18. Finders' Fees; Opinions of Financial Advisor.

  (a) Except for Deutsche Bank Securities Inc. (also operating as Deutsche Banc Alex. Brown), there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, Epitope or any Epitope Subsidiary who might be entitled to any fee or commission from STC or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

  (b) The Board of Directors of Epitope has received the opinion of Deutsche Bank Securities Inc., dated as of the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Epitope.

  Section 3.19. Required Vote; Board Approval.

  (a) The only votes of the holders of any class or series of capital stock of Epitope required by law, rule, regulation or rule of the National Association of Securities Dealers, Inc. to approve and adopt this Agreement and/or any of the other transactions contemplated hereby, including the Mergers, are the affirmative vote of the holders of more than fifty percent of all votes entitled to be cast on the STC Merger and the Epitope Merger (the "Epitope Stockholder Approval").

  (b) Epitope's Board of Directors has unanimously (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Epitope and its stockholders, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Mergers in accordance with the terms hereof, subject to the Board's fiduciary duties under applicable law, at a special meeting of the stockholders of Epitope duly held for such purpose (the "Epitope Stockholders Meeting").

  Section 3.20. State Takeover Statutes.

  (a) Epitope has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the provisions of Sections 60.801 through 60.845 of the Oregon Law, and accordingly, such Sections do not apply to the Mergers or any of such transactions. No other "control share acquisition," "business combination," "fair price" or other anti-takeover laws or regulations enacted under state or federal laws in the United States apply to this Agreement or any of the transactions contemplated hereby.

  Section 3.21. Pooling Matters; Tax Treatment.

  (a) Epitope intends that the Mergers be accounted for under the "pooling of interests" method under the requirements of Opinion No. 16 (Business Combinations) of the Accounting Principles Board of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, and the rules and regulations of the SEC. Epitope will request a letter addressed to it from PriceWaterhouse Coopers LLP, dated as of the Closing Date, and (if and when obtained) a copy of it will be delivered to STC. Such letter (which may contain customary qualifications and assumptions) shall state that PriceWaterhouse Coopers LLP concurs with Epitope's management's conclusion that no conditions exist that would preclude the Surviving Corporation from accounting for the Mergers as a "pooling of interests," as described in the first sentence of this Section 3.21(a).

  (b) Neither Epitope nor any of its Affiliates has taken or agreed to take, or will take, any action or is aware of any fact or circumstance that would prevent or impede the Mergers from qualifying (i) for "pooling of interests" accounting treatment as described in Section 3.21(a) above or (ii) as a 368 Reorganization or that would make untrue any representation or warranty contained in the Representation Letter attached as Exhibit I.

  Section 3.22. Certain Agreements. None of Epitope, any Epitope Subsidiary or any of their respective Affiliates (i) are parties to or otherwise bound by any agreement or arrangement that limits or otherwise restricts Epitope, any Epitope Subsidiary, the Surviving Corporation or any of their respective Affiliates from engaging or competing in any line of business or in any locations, and (ii) except in the ordinary course of business, have amended, modified or terminated any material contract, agreement or arrangement of Epitope or any Epitope Subsidiary or otherwise waived, released or assigned any material rights, claims or benefits of Epitope or any Epitope Subsidiary thereunder.

  Section 3.23. Epitope Rights Agreement. Merger Sub will, prior to the Effective Time, take or cause to be taken all action so that each issued and outstanding share of STC Common Stock (other than shares to be cancelled in accordance with Section 2.1(e)(iii)), upon conversion of such shares into Surviving Corporation Common Stock in accordance with Section 2.1(e)(i), shall have associated rights to purchase the appropriate number of shares of Surviving Corporation Series A Preferred Stock pursuant to the Merger Sub Rights Agreement. Epitope has amended the Epitope Rights Agreement in accordance with its terms to render it inapplicable to the transactions contemplated by this Agreement so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will enable or require the Rights granted thereunder (the "Epitope Stock Purchase Rights") to be exercised, distributed or triggered. Epitope has delivered to STC a true and complete copy of the Epitope Rights Agreement, as amended, in effect as of the date of the execution of this Agreement.

  Section 3.24. Employment Agreements. There exists (i) no union, guild or collective bargaining agreement to which Epitope or any Epitope Subsidiary is a party, (ii) no employment, consulting or severance agreement between Epitope or any Subsidiary of Epitope and any Person (except for consulting agreements that individually, and in the aggregate, are not material to Epitope), and (iii) no employment, consulting, severance or indemnification agreement or other agreement or plan to which Epitope or any Epitope Subsidiary is a party that would be altered or result in any bonus, golden parachute, severance or other payment or obligation to any Person, or result in any acceleration of the time of payment or in the provision or vesting of any benefits, as a result of the execution or performance of this Agreement or as a result of the Mergers or the other transactions contemplated hereby.

  Section 3.25. Transactions With Directors, Officers and Affiliates. Except for any of the following matters which would not be required to be disclosed pursuant to Item 402 or Item 404 of Regulation S-K of the U.S. Securities and Exchange Commission (the "Commission"), since September 30, 1999, there have been no transactions between Epitope or any of its Subsidiaries and any director, officer, employee, stockholder or "Affiliate" (as identified pursuant to Section 8.8 hereof) of Epitope or any of its Subsidiaries, including, without limitation, loans, guarantees or pledges to, by or for Epitope or any of Epitope's Subsidiaries from, to, by or for any of such Persons. Since September 30, 1999, none of the officers or directors of Epitope or any of its Subsidiaries, and no spouse or relative of any of such Persons, has been a director or officer of, or has had any material direct or indirect interest in, any Person which during such period has been a supplier, customer or sales agent of Epitope or any of its Subsidiaries or has competed with or been engaged in any business of the kind being conducted by Epitope or any of its Subsidiaries.

  Section 3.26. Material Contracts. Schedule 3.26 delivered to STC by Epitope prior to the execution of this Agreement lists all material contracts and agreements to which, as of the date hereof, Epitope or any Epitope Subsidiary is a party or by which Epitope or any Epitope Subsidiary is bound or under which Epitope or any Epitope Subsidiary has or may acquire any rights, which were not filed prior to the date hereof as exhibits to Epitope Commission Filings, which involve or relate to (i) obligations of Epitope or any Epitope Subsidiary for borrowed money or other indebtedness where the amount of such obligations exceeds $250,000 individually, (ii) the lease by Epitope or any Epitope Subsidiary, as lessee or lessor, of real property for rent of more than $250,000 per annum, (iii) the purchase or sale of goods (other than raw material to be purchased by Epitope on terms that are customary and consistent with the past practice of Epitope and in amounts and at prices substantially consistent with past practices of Epitope) or services with an aggregate minimum purchase price of more than $250,000 per annum, (iv) rights to manufacture and/or distribute any product which accounted for more than $250,000 of the consolidated revenues of Epitope and its Subsidiaries during the fiscal year ended September 30, 1999 or under which Epitope or any Epitope Subsidiary received or paid license or other fees in excess of $250,000 during any year, (v) the purchase or sale of assets or properties not in the ordinary course of business having a purchase price in excess of $250,000, (vi) the right (whether or not currently exercisable) to use, license (including any "in-license" or "outlicense"), sublicense or otherwise exploit any intellectual property right or other proprietary asset of Epitope or of any of Subsidiary of Epitope or any other Person which, when considered together with all such other rights, is material to Epitope; (vii) any material collaboration or joint venture or similar arrangement; (viii) the restriction on the right or ability of Epitope or any Subsidiary of Epitope (A) to compete with any other Person,
(B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person; (ix) any currency hedging; or (x) individual capital expenditures or commitments in excess of $250,000. All such contracts and agreements are duly and validly executed by Epitope or such Epitope Subsidiary, and are in full force and effect. Neither Epitope nor any of its Subsidiaries has violated or breached, or committed any default under, any contract or agreement, and, to the knowledge of Epitope, no other Person has violated or breached, or committed any default under, any contract or agreement, which violation, breach or default (alone or in combination with other violations, breaches or defaults under such contract or agreement or under other contracts or agreements) has had or may reasonably be expected to have an Epitope Material Adverse Effect. No event has occurred which, after notice or the passage of time or both, would constitute a default by Epitope or any Subsidiary of Epitope under any contract or agreement or give any Person the right to (A) declare a default or exercise any remedy under any contract or agreement, (B) receive or require a rebate, chargeback, penalty or change in delivery schedule under any contract or agreement, (C) accelerate the maturity or performance of any contract or agreement, or (D) cancel, terminate or modify any contract or agreement, in each case which, together with all other events of the types referred to in clauses (A), (B), (C) and (D) of this sentence has had or may reasonably be expected to have an Epitope Material Adverse Effect. All such contracts and agreements will continue, after the Effective Time, to be binding in all material respects in accordance with their respective terms until their respective expiration dates.

  Section 3.27. Certain Business Practices. Neither Epitope, nor to the Knowledge of Epitope any director, officer, agent or employee of Epitope, has
(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

  Section 3.28. Insurance. Epitope has made available to STC a summary of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of Epitope and its Subsidiaries. Each of such insurance policies is in full force and effect. Since September 30, 1999, neither Epitope nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible (i) cancellation or invalidation of any material insurance policy, (ii) refusal of any coverage or rejection of any material claim under any insurance policy, or
(iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers' compensation or other claim under or based upon any insurance policy of Epitope or any of its Subsidiaries other than claims incurred in the ordinary course of business.

  Section 3.29. Product Information.

  (a) Non-Exempt Products. The products of Epitope listed on Section 3.29(a) of the Disclosure Schedule (the "Epitope Non-Exempt Products") are subject to the premarket approval requirements of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act and all premarketing approval letters received from Food and Drug Administration (the "FDA") are identified on Section 3.29(a) of the Disclosure Schedule.

    (i) All Epitope Non-Exempt Products and all modifications or changes to any Non-Exempt Product are in compliance in all material respects with the premarketing and postmarking regulatory controls of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act.

    (ii) All pre-market notification submissions and any supplementary materials submitted therewith are accurate in all material respects and each of the Epitope Non-Exempt Products is suitable for its intended use.

    (iii) During the five-year period prior to the date hereof, there have been no adverse actions taken by the FDA or any other Governmental Entity involving Non-Exempt Products including, without limitation any recalls of any Epitope Non-Exempt Product. For Epitope Non-Exempt Products, Epitope maintains a system designed to keep records of complaints. There are no current recalls or, to Epitope's or Epitope Knowledge, threatened recalls of any Epitope Non-Exempt Product.

    (iv) All Epitope Non-Exempt Products are manufactured in all material respects in accordance with the good manufacturing practices regulations of the Federal Food, Drug and Cosmetic Act. All contract manufacturers and contract sterilizers have been, during the five-year period prior to the date hereof, and are now registered with the Food and Drug Administration and all facilities used in the manufacture and sterilization of Epitope Non-Exempt Products have been, during the five-year period prior to the date hereof, and are now in compliance in all material respects with the applicable regulations of the Food and Drug Administration.

    (v) No Epitope Non-Exempt Products have been, during the five-year period prior to the date hereof, or are now misbranded.

    (vi) During the five-year period prior to the date hereof, for all Epitope Non-Exempt Products, Epitope has either submitted to the Food and Drug Administration all written information disseminated on new uses in a supplemental application or submitted an application for an exemption from submission of a supplemental application.

  (b) Neither Epitope nor any Epitope Subsidiary has any Knowledge of any current investigations by any Governmental or Regulatory including, without limitation, the Food and Drug Administration regarding Epitope or any products of Epitope or any Epitope Subsidiary.

  Section 3.30. Product Liability Claims. During the three-year period preceding the date hereof, neither Epitope nor any Epitope Subsidiary has ever been notified of or received a claim, informally or in a legal action filed with a court, arbitrator, mediator or with any other adjudicatory body or incurred any uninsured or insured liability, in the form of a judgment, settlement or other payment or required activity or inactivity, for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business not material in amount of significance), strict liability in tort, negligent design or manufacture of product, negligent provision of instructions, warnings or services, fraudulent representations, deceptive trade practices or any other allegation of liability, concerning a personal injury (whether physical or emotional distress) or resulting in product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of its products or from the provision of services (hereafter collectively referred to as "Product Liability"). To the knowledge of Epitope, no basis for any claim based upon alleged Product Liability exists which would have an Epitope Material Adverse Effect.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF STC

  Except as disclosed in the STC Disclosure Schedule delivered to Epitope separately prior to, or contemporaneously with, the date hereof (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein), STC represents and warrants to Epitope that:

  Section 4.1. Corporate Existence and Power. STC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. STC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a STC Material Adverse Effect. STC has heretofore made available to Epitope true and complete copies of STC's certificate of incorporation and bylaws as currently in effect.

  Section 4.2. Corporate Authorization. The execution, delivery and performance by STC of this Agreement and the consummation by STC of the transactions contemplated hereby are within STC's corporate powers and, except for the STC Stockholder Approval (as defined herein), have been duly authorized by all necessary corporate action. Assuming that this Agreement constitutes the valid and binding obligation of Epitope, this Agreement constitutes a valid and binding agreement of STC, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

  Section 4.3. Governmental Authorization. The execution, delivery and performance by STC of this Agreement and the consummation by STC of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of (i) the Articles of Merger in accordance with the Oregon Law, (ii) the Certificate of Merger in accordance with the Delaware Law, and (iii) appropriate documents with the relevant authorities of other states or jurisdictions in which STC or any STC Subsidiary is qualified to do business; (b) compliance with any applicable requirements of the HSR Act by stockholders of STC who will acquire the Surviving Corporation Common Stock with a value in excess of $15 million as a result of the Mergers and who do not have an exemption from the HSR Act therefor; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities or blue sky laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not, individually or in the aggregate, (x) be reasonably likely to have a STC Material Adverse Effect or (assuming for this purpose that the Effective Time had occurred) a Surviving Corporation Material Adverse Effect, or (y) prevent or materially impair the ability of STC to consummate the transactions contemplated by this Agreement.

  Section 4.4. Non-Contravention. The execution, delivery and performance by STC of this Agreement and the consummation by STC of the transactions contemplated hereby do not and will not (a) contravene or conflict with STC's certificate of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to STC, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of STC or any STC Subsidiary or to a loss of any benefit or status to which STC is entitled under any provision of any agreement, contract or other instrument binding upon STC or any STC Subsidiary or any license, franchise, permit or other similar authorization held by STC, or (d) result in the creation or imposition of any Lien on any asset of STC other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate (x) be reasonably likely to have a STC Material Adverse Effect or (y) prevent or materially impair the ability of STC to consummate the transactions contemplated by this Agreement.

  Section 4.5. Capitalization.

  (a) The authorized capital stock of STC consists of 6,000,000 shares of STC Common Stock and 2,000,000 shares of STC Preferred Stock. At the close of business on May 5, 2000, (i) 2,388,798 shares of STC Common Stock were issued and outstanding, (ii) stock options ("STC Stock Options") and warrants ("STC Warrants") to purchase an aggregate of 187,477 shares of STC Common Stock were issued and outstanding (of which options and warrants to purchase an aggregate of 60,060 shares of STC Common Stock were exercisable), (iii) 783,548 shares of STC Common Stock were held in its treasury, (iv) 1,080,061 shares of STC Preferred Stock were issued and outstanding, and (v) stock options and warrants to purchase an aggregate of 0 shares of STC Preferred Stock were issued and outstanding (of which options and warrants to purchase an aggregate of 0 shares of STC Preferred Stock were exercisable). All outstanding shares of capital stock of STC have been duly authorized and validly issued and are fully paid and nonassessable.

  (b) As of the date hereof, except (i) as set forth in this Section 4.5, (ii) and (ii) for changes since December 31, 1999, resulting from the exercise of stock options outstanding on such date, there are no outstanding (x) shares of capital stock or other voting securities of STC, (y) securities of STC convertible into or exchangeable for shares of capital stock or voting securities of STC, or (z) options or other rights to acquire from STC, and no obligation of STC to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of STC (the items in clauses (x), (y) and (z) being referred to collectively as the "STC Securities"). There are no outstanding obligations of STC or any STC Subsidiary to repurchase, redeem or otherwise acquire any STC Securities. There are no outstanding contractual obligations of STC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. There are no stockholder agreements, voting trusts or other agreements or understandings to which STC is a party, or of which STC is aware, relating to voting, registration or disposition of any shares of capital stock of STC or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of STC.

  Section 4.6. Subsidiaries. STC does not have any subsidiaries and does not own or control, directly or indirectly, any stock or equity interest in any corporation or other Person.

  Section 4.7. Financial Statements; No Material Undisclosed Liabilities.

  (a) The audited consolidated balance sheets of STC as of December 31, 1997, 1998 and 1999, together with the related audited statements of operations, stockholders' equity and cash flows for the fiscal years then ended and the notes thereto and the unaudited balance sheet of STC as of February 29, 2000, together with the related unaudited statements of operations, stockholders' equity and cash flows for the period then ended (the "STC Financial Statements") fairly present in all material respects, in conformity with GAAP consistently applied (except as may be indicated in the notes thereto and except that the unaudited interim financial statements do not contain all GAAP notes to such financial statements), the financial position of STC as of the dates thereof and its results of operations, stockholders' equity and consolidated cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

  (b) There are no liabilities of STC of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a balance sheet of STC, other than:

    (i) liabilities or obligations disclosed or provided for in the STC Balance Sheet or disclosed in the notes thereto;

    (ii) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated hereby; and

    (iii) other liabilities or obligations that individually or in the aggregate, would not be reasonably likely to have a STC Material Adverse Effect.

  (c) STC keeps proper accounting records in which all material assets and liabilities, and all material transactions, of STC are recorded in conformity with GAAP. No part of STC's accounting system or records, or access thereto, is under the control of a Person who is not an employee of STC.

  Section 4.8. Information to be Supplied.

  (a) The information to be supplied by STC expressly for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof, and at the time of the Special Meetings, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply (with respect to information relating to STC) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

  (b) Notwithstanding the foregoing, STC makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement/Prospectus based on information supplied by Epitope.

  Section 4.9. Absence of Certain Changes. Since December 31, 1999, except as otherwise expressly contemplated by this Agreement, STC has conducted its business in the ordinary course consistent with past practice and there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of STC that, individually or in the aggregate, has had or would be reasonably likely to have a STC Material Adverse Effect, (b) any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a STC Material Adverse Effect or (c) any incurrence, assumption or guarantee by STC of any material indebtedness for borrowed money other than in the ordinary course and in amounts and on terms consistent with past practices.

  Section 4.10. Litigation. Section 4.10 of the STC Disclosure Schedule contains a list of each action, suit, investigation, arbitration or proceeding pending against, or to the Knowledge of STC threatened against, STC or any of its assets or properties before any arbitrator or Governmental Entity. None of such actions, suits, investigations, arbitrations or proceedings, individually or in the aggregate, would be reasonably likely to have a STC Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against STC that would be reasonably likely to have, individually or in the aggregate, a STC Material Adverse Effect.

  Section 4.11. Taxes.

  (a) All Tax returns, statements, reports and forms (collectively, the "STC Returns") required to be filed with any taxing authority by, or with respect to, STC have been filed in substantial compliance with all applicable laws.

  (b) STC has timely paid all Taxes shown as due and payable on the STC Returns that have been so filed, and all other Taxes not subject to reporting obligations, and as of the time of filing, the STC Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of STC (other than Taxes that are being contested in good faith and for which adequate reserves are reflected on the STC Balance Sheet).

  (c) STC has made provision for all Taxes payable by them for which no STC Return has yet been filed.

  (d) The charges, accruals and reserves for Taxes with respect to STC reflected on the STC Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof.

  (e) There is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to STC in respect of any Tax that would be reasonably likely to have a STC Material Adverse Effect.

  (f) STC has not been a member of an affiliated, consolidated, combined or unitary group other than one of which STC was the common parent.

  (g) STC does not hold any asset subject to a consent under Section 341(f) of the Code.

  (h) The representations and warranties contained in the STC Representation Letter, attached hereto as Exhibit J are true and correct.

  Section 4.12. Employee Benefits.

  (a) Section 4.12(a) of the STC Disclosure Schedule contains a correct and complete list identifying each material "employee benefit plan", as defined in
Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained, administered or contributed to by STC or any of its ERISA Affiliates and covers any employee or former employee of STC or any STC Subsidiary. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished, or will be made available upon request, to Epitope together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and summary plan description prepared in connection with any such plan. Such plans are referred to collectively herein as the "STC Employee Plans". For purposes of this Section 4.12, "ERISA Affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

  (b) No STC Employee Plan is now or at any time has been subject to Part 3, Subtitle B of Title I or ERISA or Title IV of ERISA. At no time has STC or any of its ERISA Affiliates contributed to, or been required to contribute to, any "multiemployer plan," as defined in Section 3(37) of ERISA (a "Multiemployer Plan"), and neither STC nor any of its ERISA Affiliates has, or ever has had, any liability (contingent or otherwise) relating to the withdrawal or partial withdrawal from a Multiemployer Plan. To the Knowledge of STC, no condition exists and no event has occurred that would be reasonably likely to constitute grounds for termination of any STC Employee Plan that is a Retirement Plan. To the Knowledge of STC, nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any STC Employee Plan has occurred that will make STC or any STC Subsidiary, or any officer or director of STC or any STC Subsidiary, subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof) that would be reasonably likely to have a STC Material Adverse Effect.

  (c) Each STC Employee Plan that is intended to be qualified under Section 401(a) of the Code now meets, and at all times since its inception have met, the requirements for such qualification, and each trust forming a part thereof is now, and at all times since its inception has been, exempt from tax pursuant to Section 501(a) of the Code. Each such plan has received a determination letter from the Internal Revenue Service to the effect that such plan is qualified and its related trust is exempt from federal income taxes. STC has furnished, or will make available upon request, to Epitope copies of the most recent Internal Revenue Service determination letters with respect to each such STC Employee Plan. Each STC Employee Plan has been maintained and administered in substantial compliance with its terms (except that in any case in which any STC Employee Plan is currently required to comply with a provision of ERISA or of the Code, but is not yet to be amended to reflect such provision, such plan has been maintained and administered in accordance with the provision) and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such STC Employee Plan. All material reports, returns and similar documents with respect to each STC Employee Plan required to be filed with any governmental agency or distributed to any STC Employee Plan participant have been duly timely filed and distributed.

  (d) There is no contract, agreement, plan or arrangement that, as a result of the Mergers, would be reasonably likely to obligate STC to make any payment of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

  (e) Except as disclosed in writing to Epitope prior to the date hereof, there has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any STC Employee Plan that would increase materially the expense of maintaining such STC Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 1999.

  (f) No STC Employee Plan promises or provides post-retirement medical, life insurance or other benefits due now or in the future to current, former or retired employees of STC or any Subsidiary.

  Section 4.13. Compliance with Laws; Licenses, Permits and Registrations.

  (a) STC is not in violation of, nor has STC violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees, except for any such violations that, individually or in the aggregate, would not be reasonably likely to have a STC Material Adverse Effect.

  (b) STC has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws, and from all Governmental Entities required by STC to carry on its business as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations, individually or in the aggregate, would not be reasonably likely to have a STC Material Adverse Effect.

  Section 4.14. Title to Properties.

  (a) STC has good and marketable title to, or valid leasehold interests in, all its properties and assets except for such as are no longer used or useful in the conduct of its business or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar Liens, encumbrances or impediments that do not materially interfere with the ability of STC to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which STC has leasehold interests, are free and clear of all Liens, except for Liens that do not and will not materially interfere with the ability of STC to conduct its business as currently conducted.

  (b) STC (i) is in substantial compliance with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect and (ii) enjoys peaceful and undisturbed possession under all such leases.

  Section 4.15. Intellectual Property.

  (a) STC owns or has a valid license to use (i) all Marks; (ii) all Patents;
(iii) all Copyrights; (iv) all Rights in Mask Works' and (v) all Trade Secrets; necessary to (x) carry on the business of STC as currently conducted or as proposed to be conducted by the Surviving Corporation, to (y) make, have made, use, distribute and sell all products currently sold by STC and all products in development.

  (b) There are no outstanding and, to STC's Knowledge, no threatened disputes or disagreements with respect to any agreement to which STC is a party, relating to any of STC's Marks, Patents, Copyrights, Rights in Mask Works, or Trade Secrets (collectively, "STC Intellectual Property").

  (c) STC is the owner of all right, title, and interest in and to the STC Intellectual Property, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

  (d) All former and current employees of STC have executed written contracts with STC that assign to STC all rights to any inventions, improvements, discoveries, or information relating to the business of STC. To STC's knowledge, no employee of STC has entered into any contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than STC.

  (e) All of the Patents are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions that have not been paid when due.

  (f) STC uses reasonable procedures to keep its Trade Secrets confidential, STC's Trade Secrets have been disclosed only under written agreements that require the recipient to hold such Trade Secrets confidential.

  (g) No Patent has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. To STC's Knowledge, there is no potentially interfering patent or patent application of any third party.

  (h) No Patent is infringed or, to STC's Knowledge, has been challenged or threatened in any way. To STC's knowledge, none of the products manufactured and sold or proposed to be sold, nor any process or know-how used, by STC infringes or is alleged to infringe any Patent or other proprietary right of any other Person.

  (i) STC is not required to make any payments to any third parties in connection with its use of the STC Intellectual Property.

  (j) All products made, used, or sold under the Patents have been marked with the proper patent notice.

  Section 4.16. Environmental Matters.

  (a) To the Knowledge of STC, there has not been, as of the date hereof, any
(i) "release" (as defined in 42 U.S.C. (S)9601(22)) or threat of a "release" of any "hazardous substances" (as defined in 42 U.S.C. (S)9601(14)) or oil or other petroleum related products on or about any of the real property owned, operated or leased by STC ("STC Real Property"), or (ii) release or presence of any pollutant, contaminant or condition giving rise to a cause of action under federal, state or local statutory or common law on or about any of the STC Real Property other than such as would not reasonably be expected to have an STC Material Adverse Effect.

  (b) STC has no contract or agreement or has not otherwise arranged for disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of hazardous substances at any "facility" (as defined in 42 U.S.C. (S)9601(9)) owned or operated by another Person.

  (c) STC has not accepted any hazardous substances for transport to disposal or treatment facilities or sites selected by STC.

  (d) To the Knowledge of STC, the STC Real Property and the use thereof is in material compliance with, and STC is in compliance with, all applicable laws, statutes, ordinances, rules and regulations of any Governmental Entity relating to environmental protection, underground storage tanks, toxic waste, hazardous waste, oil or hazardous substance handling, treatment, storage, disposal or transportation, or arranging therefor, respecting any products or materials previously or now located on, or in transit from the STC Real Property, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Superfund Amendments and Reauthorization Act of 1986.

  (e) The past disposal practices relating to hazardous substances and hazardous wastes of STC (and its predecessors, if any) have been accomplished in accordance with all applicable laws, statutes, rules, regulations and ordinances.

  (f) STC has not been notified of nor, to the Knowledge of STC, is there any basis for any potential liability of STC with respect to the clean-up of any waste disposal site or facility. STC has received no notification to the effect that any site at which STC has disposed of hazardous substances or oil has been or is under investigation by any Governmental Entity.

  (g) STC has not received any notification of releases of hazardous substances or oil from any governmental or quasi-governmental agency.

  Section 4.17. Finders' Fees; Opinions of Financial Advisor.

  (a) Except for BancBoston Robertson Stephens, there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, STC or who might be entitled to any fee or commission from Epitope or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

  (b) STC has received the opinion of BancBoston Robertson Stephens dated as of the date hereof, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to STC and the holders of shares of STC Common Stock (other than Merger Sub, any affiliates of Epitope or Merger Sub, or any holders of STC Common Stock who are officers or directors (or who have representatives serving as directors) of STC).

  Section 4.18. Required Vote and Waiver; Board Approval.

  (a) Assuming satisfaction of the condition set forth in Section 9.3(g), the only vote or waiver of rights of the holders of any class or series of capital stock of STC required by law, rule or regulation to approve and adopt this Agreement and/or any of the other transactions contemplated hereby, including the Mergers (collectively, the "STC Stockholder Approval") is the affirmative vote of the holders of more than fifty percent of the outstanding shares of STC Common Stock in favor of the approval and adoption of this Agreement and approval of the STC Merger.

  (b) STC's Board of Directors has unanimously (i) determined and declared that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable and in the best interests of STC and its stockholders, (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated hereby and (iii) resolved to recommend to such stockholders that they vote in favor of adopting and approving this Agreement and the Mergers in accordance with the terms hereof at a special meeting of the stockholders of STC duly held for such purpose (the "STC Stockholders Meeting").

  Section 4.19. State Takeover Statutes. STC has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the provisions of Section 203 of the Delaware Law, and accordingly, such Section does not apply to the Mergers or any of such transactions. No other "control share acquisition," "business combination," "fair price" or other anti-takeover laws or regulations enacted under state or federal laws in the United States apply to this Agreement or any of the transactions contemplated hereby.

  Section 4.20. Pooling Matters; Tax Treatment.

  (a) STC intends that the Mergers be accounted for under the "pooling of interests" method under the requirements of Opinion No. 16 (Business Combinations) of the Accounting Principles Board of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, and the rules and regulations of the SEC. STC will request a letter addressed to it from Arthur Andersen LLP dated as of the Closing Date, and (if and when obtained) a copy of it will be delivered to Epitope. Such letter (which may contain customary qualifications and assumptions) shall state that Arthur Andersen LLP concurs with STC's management's conclusion that no conditions exist with respect to STC that would preclude the Surviving Corporation from accounting for the Mergers as a "pooling of interests" as described in the first sentence of Section 4.20(a).

  (b) Neither STC nor any of its Affiliates has taken or agreed to take, or will take, any action or is aware of any fact or circumstance that would prevent or impede the Mergers from qualifying (i) for "pooling of interests" accounting treatment as described in Section 4.20(a) above or (ii) as a 368 Reorganization or that would make untrue any representation or warranty contained in the Representation Letter attached as Exhibit J.

  Section 4.21. Certain Agreements. Neither STC nor any of its Affiliates (i) are parties to or otherwise bound by any agreement or arrangement that limits or otherwise restricts STC, the Surviving Corporation or any of their respective Affiliates from engaging or competing in any line of business or in any locations, and (ii) except in the ordinary course of business, have amended, modified or terminated any material contract, agreement or arrangement of STC or otherwise waived, released or assigned any material rights, claims or benefits of STC thereunder.

  Section 4.22. Employment Agreements. There exists (i) no union, guild or collective bargaining agreement to which STC is a party, (ii) no employment, consulting or severance agreement between STC and any Person (except for consulting agreements that individually, and in the aggregate, are not material to STC), and (iii) no employment, consulting, severance or indemnification agreement or other agreement or plan to which STC is a party that would be altered or result in any bonus, golden parachute, severance or other payment or obligation to any Person, or result in any acceleration of the time of payment or in the provision or vesting of any benefits, as a result of the execution or performance of this Agreement or as a result of the Mergers or the other transactions contemplated hereby.

  Section 4.23. Transactions With Directors, Officers and Affiliates. Except for any of the following matters which would not be required to be disclosed pursuant to Item 402 or Item 404 of Regulation S-K of the Commission (assuming STC was subject to such Items), since December 31, 1999, there have been no transactions between STC or any of its Subsidiaries and any director, officer, employee, stockholder or "Affiliate" (as identified pursuant to Section 8.8 hereof) of STC, including, without limitation, loans, guarantees or pledges to, by or for STC, from, to, by or for any of such Persons. Except for any of the following matters which would not be required to be disclosed pursuant to Item 402 or Item 404 of Regulation S-K of the Commission (assuming that STC was subject to such Items), since September 30, 1999, none of the officers or directors of STC, and no spouse or relative of any of such Persons, has been a director or officer of, or has had any material direct or indirect interest in, any Person which during such period has been a supplier, customer or sales agent of STC or has competed with or been engaged in any business of the kind being conducted by STC.

  Section 4.24. Material Contracts. Schedule 4.24 delivered to Epitope by STC prior to the execution of this Agreement lists all material contracts and agreements to which, as of the date hereof, STC is a party or by which it is bound or under which STC has or may acquire any rights, which involve or relate to (i) obligations of STC for borrowed money or other indebtedness where the amount of such obligations exceeds $250,000 individually, (ii) the lease by STC, as lessee or lessor, of real property for rent of more than $250,000 per annum, (iii) the purchase or sale of goods (other than raw material to be purchased by STC on terms that are customary and consistent with the past practice of STC and in amounts and at prices substantially consistent with past practices of STC) or services with an aggregate minimum purchase price of more than $250,000 per annum, (iv) rights to manufacture and/or distribute any product which accounted for more than $250,000 of the consolidated revenues of STC during the fiscal year ended September 30, 1999 or under which STC received or paid license or other fees in excess of $250,000 during any year, (v) the purchase or sale of assets or properties not in the ordinary course of business having a purchase price in excess of $250,000, (vi) the right (whether or not currently exercisable) to use, license (including any "in-license" or "outlicense"), sublicense or otherwise exploit any intellectual property right or other proprietary asset of STC or any other Person which, when considered together with all such other rights, is material to STC; (vii) any material collaboration or joint venture or similar arrangement; (viii) the restriction on the right or ability of STC (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person; (ix) any currency hedging; or (x) individual capital expenditures or commitments in excess of $250,000. All such contracts and agreements are duly and validly executed by STC and are in full force and effect. STC has not violated or breached, or committed any default under, any contract or agreement, and, to the Knowledge of STC, no other Person has violated or breached, or committed any default under, any contract or agreement, which violation, breach or default (alone or in combination with other violations, breaches or defaults under such contract or agreement or under other contracts or agreements) has had or may reasonably be expected to have a STC Material Adverse Effect. No event has occurred which, after notice or the passage of time or both, would constitute a default by STC under any contract or agreement or give any Person the right to (A) declare a default or exercise any remedy under any contract or agreement, (B) receive or require a rebate, chargeback, penalty or change in delivery schedule under any contract or agreement, (C) accelerate the maturity or performance of any contract or agreement, or (D) cancel, terminate or modify any contract or agreement, in each case which, together with all other events of the types referred to in clauses (A), (B), (C) and (D) of this sentence has had or may reasonably be expected to have a STC Material Adverse Effect. All such contracts and agreements will continue, after the Effective Time, to be binding in all material respects in accordance with their respective terms until their respective expiration dates.

  Section 4.25. Certain Business Practices. Neither STC nor to the knowledge of STC any director, officer, agent or employee of STC has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (assuming for purposes of this Section 4.25 that STC is subject to Section 30A of the Exchange Act) or (iii) made any other unlawful payment.

  Section 4.26. Insurance. The Company has made available to Epitope a summary of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of STC. Each of such insurance policies is in full force and effect. Since December 31, 1999, STC has not received any notice or other communication regarding any actual or possible (i) cancellation or invalidation of any material insurance policy,
(ii) refusal of any coverage or rejection of any material claim under any insurance policy, or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers' compensation or other claim under or based upon any insurance policy of STC other than claims incurred in the ordinary course of business.

  Section 4.27. Product Information.

  (a) Non-Exempt Products. The products of STC listed in Section 4.27(a) of the Disclosure Schedule (the "STC Non-Exempt Products") are subject to the premarket notification (510(k)) requirements of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act and all marketing clearance/substantial equivalence letters received from the FDA are identified in Section 4.27(a) of the Disclosure Schedule.

    (i) All STC Non-Exempt Products and all modifications or changes to any Non-Exempt Product are in compliance in all material respects with the premarketing and postmarking regulatory controls of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act.

    (ii) All pre-market notification submissions and any supplementary materials submitted therewith are accurate in all material respects and each of the STC Non-Exempt Products is suitable for its intended use.

    (iii) During the five-year period prior to the date hereof, there have been no adverse actions taken by the FDA or any other Governmental Entity involving Non-Exempt Products including, without limitation any recalls of any STC Non-Exempt Product. For STC Non-Exempt Products, STC maintains a system designed to keep records of complaints. There are no current recalls or, to STC or STC's Knowledge, threatened recalls of any STC Non-Exempt Product.

    (iv) All STC Non-Exempt Products are manufactured in all material respects in accordance with the good manufacturing practices regulations of the Federal Food, Drug and Cosmetic Act. All contract manufacturers and contract sterilizers have been, during the five-year period prior to the date hereof, and are now registered with the Food and Drug Administration and all facilities used in the manufacture and sterilization of STC Non-Exempt Products have been, during the five-year period prior to the date hereof, and are now in compliance in all material respects with the applicable regulations of the Food and Drug Administration.

    (v) No STC Non-Exempt Products have been, during the five-year period prior to the date hereof, or are now misbranded in any material respect.

    (vi) During the five-year period prior to the date hereof, for all STC Non-Exempt Products, STC has either submitted to the Food and Drug Administration all written information disseminated on new uses in a supplemental application or submitted an application for an exemption from submission of a supplemental application.

  (b) STC has no Knowledge of any current investigations by any Governmental Entity including, without limitation, the Food and Drug Administration regarding STC or any products of STC.

  Section 4.28. Product Liability Claims. During the three-year period preceding the date hereof, STC has never been notified of or received a claim, informally or in a legal action filed with a court, arbitrator, mediator or with any other adjudicatory body or incurred any uninsured or insured liability, in the form of a judgment, settlement or other payment or required activity or inactivity, for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business not material in amount of significance), strict liability in tort, negligent design or manufacture of product, negligent provision of instructions, warnings or services, fraudulent representations, deceptive trade practices or any other allegation of liability, concerning a personal injury (whether physical or emotional distress) or resulting in product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of its products or from the provision of services (hereafter collectively referred to as "Product Liability"). To the Knowledge of STC, no basis for any claim based upon alleged Product Liability exists which would have an STC Material Adverse Effect.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF MERGER SUB

  Merger Sub represents and warrants to STC as follows:

  Section 5.1. Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Merger Sub is a direct wholly-owned subsidiary of Epitope. The authorized capital stock of Merger Sub consists of 120,000,000 shares of common stock, par value $0.000001 per share and 25,000,000 shares of preferred stock, par value $0.000001 per share. As of the date hereof, 100 shares of Merger Sub common stock are outstanding, all of which are held beneficially and of record by Epitope. There are not now, and immediately prior to the Sam Effective Time, there will be no, options, warrants or other rights to purchase common stock of Merger Sub.

  Section 5.2. Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this agreement and to consummate the transaction contemplated by this Agreement. The execution, delivery and performance by each of Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles.

  Section 5.3. Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement do not and will not contravene or conflict with its certificate of incorporation or bylaws.

  Section 5.4. No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement. Merger Sub has no subsidiaries.

  Section 5.5. Taxes.

  (a) The representations and warranties contained in the Merger Sub Representation Letter attached hereto as Exhibit O are true and correct.

  (b) Merger Sub has not taken or agreed to take, will not take, and is not aware of any fact or circumstance that would prevent or impede the Mergers from qualifying as 368 Reorganizations or that would make untrue any representation or warranty contained in the Officer's Certificate referred to in Section 5.5(a) hereof.

                                   ARTICLE VI

                              COVENANTS OF EPITOPE

  Epitope agrees that:

  Section 6.1. Epitope Interim Operations. Except as expressly contemplated or permitted by this Agreement, or as required by any Governmental Entity of competent jurisdiction, without the prior consent of STC (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, Epitope shall, and shall cause each of the Epitope Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to
(i) preserve intact its present business organization, (ii) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required for Epitope or any Epitope Subsidiary to carry on its business and (iii) preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated or permitted by this Agreement, or as required by a Governmental Entity of competent jurisdiction, from the date hereof until the Effective Time, without the prior consent of STC (which consent shall not be unreasonably withheld or delayed), Epitope shall not, nor shall it permit any Epitope Subsidiary to:

    (a) amend its articles of incorporation or by-laws;

    (b) split, combine or reclassify any shares of capital stock of Epitope or any less-than-wholly-owned Epitope Subsidiary or declare, set aside or pay any dividend (except for dividends by any wholly-owned Epitope Subsidiary) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any Epitope Subsidiary;

    (c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) a number of shares of capital stock equal to that number of shares underlying options forfeited prior to the Closing by former Epitope employees, pursuant to the Epitope Employee Plans; or (B) Epitope Common Stock upon the exercise of stock options or warrants in accordance with their present terms or upon exercise of options issued pursuant to clause
  (A) above of this Section 6.1(c)(i); or (ii) amend in any respect any term of any outstanding security of Epitope or any Epitope Subsidiary;

    (d) other than in connection with transactions not prohibited by Section 6.1(e), incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (i) contemplated by the capital expenditure budgets for Epitope and the Epitope Subsidiaries made available to STC, or (ii) incurred in the ordinary course of business of Epitope and the Epitope Subsidiaries and consistent with past practice;

    (e) acquire (whether pursuant to cash merger, stock or asset purchase or otherwise) in one transaction or series of related transactions (i) any assets (including any equity interests) having a fair market value in excess of $100,000, or (ii) all or substantially all of the equity interests of any Person or any business or division of any Person having a fair market value in excess of $100,000, but in no event shall the expenditures, commitments, obligations or liabilities made, incurred, or assumed, as the case may be, by Epitope and the Epitope Subsidiaries pursuant to Section 6.1(d) and 6.1(e) exceed $500,000 in the aggregate;

    (f) sell, lease, out-license, encumber or otherwise dispose of any assets, other than (i) sales of finished goods in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of Epitope's business and (iii) assets related to discontinued operations of Epitope or any Epitope Subsidiary;

    (g) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness, (ii) issue or sell any debt securities or warrants or rights to acquire any debt securities of Epitope or any Epitope Subsidiary, (iii) make any loans, advances or capital contributions to or investments in, any other Person, or (iv) except in the ordinary course of business consistent with past practice (which shall include, without limitation, borrowings under Epitope's existing credit agreements and overnight borrowings and loans and advances to wholly-owned Epitope Subsidiaries) guarantee any debt securities or indebtedness of others, in any such case in an amount in excess of $100,000;

    (h) (i) enter into any agreement or arrangement that limits or otherwise restricts Epitope, any Epitope Subsidiary or any of their respective Affiliates or any successor thereto or that would, after the Effective Time, limit or restrict Epitope, any Epitope Subsidiary or the Surviving Corporation, or any of their respective Affiliates, from engaging or competing in any line of business or in any location, or (ii) enter into, amend, modify or terminate any material contract, agreement or arrangement of Epitope or any Epitope Subsidiary or otherwise waive, release or assign any material rights, claims or benefits of Epitope or any Epitope Subsidiary thereunder; provided, however, that this Section 6.1(h) shall not prevent Epitope from entering into material contracts with customers, suppliers or distributors, so long as such contracts are entered into in the ordinary course and consistent with Epitope's past practice;

    (i) (i) except as required by law or a written agreement existing on or prior to the date hereof, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (ii) except as required by law, or a written agreement existing on or prior to the date hereof or a written Epitope severance policy existing as of the date hereof, grant any severance or termination pay to any director, officer or employee of Epitope or any Epitope Subsidiary, (iii) adopt any additional employee benefit plan or, except in the ordinary course of business consistent with past practice and containing only normal and customary terms, make any contribution to any such existing plan or (iv) except as may be required by law or a written agreement or written employee benefit plan existing on or prior to the date hereof, or as contemplated by this Agreement, enter into or amend in any respect or accelerate the vesting under any Epitope Employee Plan employment agreement, option, license agreement or retirement agreements, or (v) hire any employee with an annual base salary in excess of $75,000;

    (j) change (x) Epitope's methods of accounting in effect at September 30, 1999, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred with by its independent public accountants, (y) Epitope's fiscal year, or (z) make any material Tax election, other than in the ordinary course of business consistent with past practice and containing only normal and customary terms;

    (k) (i) settle, propose to settle, or commence any litigation, investigation, arbitration, proceeding or other claim that is material to the business of Epitope and the Epitope Subsidiaries, taken as a whole, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice of liabilities (x) recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Epitope included in the Epitope SEC Documents or (y) incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or (ii) make any tax election or enter into any settlement or compromise of any tax liability; or

    (l) Epitope shall not, and shall not permit any of the Epitope Subsidiaries to, enter into any new line of business;

    (m) except to the extent required to comply with its obligations hereunder, or required by law, Epitope shall not amend or propose to so amend its Articles of Incorporation, Bylaws or other governing documents;

    (n) Epitope shall not amend, modify or waive (other than any amendment or waiver required to consummate the transactions contemplated by this Agreement) any provision of the Epitope Rights Agreement, and shall not take any action to redeem the Epitope Stock Purchase Rights or render the Epitope Stock Purchase Rights inapplicable to any transaction (other than the transactions contemplated by this Agreement); or

    (o) agree, resolve or commit to do any of the foregoing.

  Section 6.2. Acquisition Proposals; Board Recommendation.

  (a) Epitope agrees that it shall not, nor shall it permit any Epitope Subsidiary to, and it shall direct and use its reasonable best efforts to cause any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of Epitope or any Epitope Subsidiary, not to directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal for Epitope, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal for Epitope, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of Epitope's equity securities or (iv) enter into any agreement with respect to an Acquisition Proposal for Epitope. Notwithstanding anything in this Agreement to the contrary, Epitope or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal for Epitope, (B) in response to an unsolicited bona fide written Acquisition Proposal for Epitope by any Person, recommend approval of such an unsolicited bona fide written Acquisition Proposal for Epitope to its stockholders or effect an Adverse Change in the Epitope Recommendation, or (C) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide Acquisition Proposal for Epitope by any such Person, if and only to the extent that Epitope (including for this purpose, if authorized by Epitope, all Epitope Subsidiaries or any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of Epitope or any Epitope Subsidiaries) have not violated in any material respect any of the restrictions contained in Section 6.2(a) and, in any such case as is referred to in clause (B) or (C), (i) the Epitope Stockholders Meeting shall not have occurred, (ii) the Epitope Board of Directors (x) in the case of clause (B) above, concludes in good faith after consultation with its financial advisors and counsel, and taking into account, among other things, all legal, financial, regulatory and other aspects of such Acquisition Proposal, and the nature of the Person making the Acquisition Proposal, that such written Acquisition Proposal for

Epitope constitutes a Superior Proposal, and provides written notice of termination of this Agreement pursuant to Section 10.1(e) (provided that such termination shall not be effective until such time as Epitope makes the payment to STC contemplated by Section 10.2(b))or (y) in the case of clause (C) above concludes in good faith after consultation with its financial advisors and counsel, and taking into account, among other things, all legal, financial, regulatory and other aspects of such Acquisition Proposal, and the nature of the Person making the Acquisition Proposal, that such Acquisition Proposal for Epitope would reasonably be expected to result in a Superior Proposal, (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal for Epitope by any such Person, the Epitope Board of Directors receives from such Person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the confidentiality agreement between Epitope and STC dated as of March 23, 2000 (the "Confidentiality Agreement"), and (iv) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, Epitope notifies STC promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, it, its subsidiaries, its or its subsidiaries' officers or directors, or any of its agents or representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers and shall furnish only information and data that has been previously furnished to STC. Epitope will provide STC with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform STC on a prompt basis of any changes to the terms and conditions of such Acquisition Proposal. Epitope will take the necessary steps to inform promptly the individuals or entities referred to in the first sentence of this Section 6.2(a) of the obligations undertaken in this Section 6.2.

  (b) "Superior Proposal" means a written proposal made by a Person other than STC which is for (I)(i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Epitope as a result of which either (A) Epitope's stockholders prior to such transaction (by virtue of their ownership of Epitope's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or if there is an ultimate parent entity of such surviving or resulting entity, then of such ultimate parent entity) or (B) the individuals comprising the board of directors of Epitope prior to such transaction do not constitute a majority of the board of directors of the surviving or resulting entity (or, if there is an ultimate parent entity of such surviving or resulting entity, then of such ultimate parent entity), (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of Epitope and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50% or more of the Epitope Common Stock whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise (other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which Epitope's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such Person), and which is (II) otherwise on terms which the board of directors of Epitope in good faith concludes (after consultation with its financial advisors and outside counsel and upon receipt of advice from its financial advisors), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the nature of the Person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (after giving effect, for purposes of clause (ii) of Section 10.1(e), to any revised proposal made by STC prior to the end of the three Business-Day period referred to in
Section 10.1(e)), and (ii) is reasonably capable of being completed; provided, however, that any such Acquisition Proposal shall not be deemed a Superior Proposal if any financing required to consummate the transaction contemplated by such Acquisition Proposal is not committed in writing as of the time the Epitope Board makes its determination that it is a Superior Proposal.

                                  ARTICLE VII

                                COVENANTS OF STC

  STC agrees that:

  Section 7.1. STC Interim Operations. Except as expressly contemplated or permitted by this Agreement, or as required by any Governmental Entity of competent jurisdiction, without the prior consent of Epitope (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, STC shall conduct its business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to (i) preserve intact its present business organization,
(ii) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required for STC to carry on its business and (iii) preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated or permitted by this Agreement, or as required by a Governmental Entity of competent jurisdiction, from the date hereof until the Effective Time, without the prior consent of Epitope (which consent shall not be unreasonably withheld or delayed), STC shall not:

    (a) amend its certificate of incorporation or by-laws;

    (b) split, combine or reclassify any shares of capital stock of STC or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property, or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities;

    (c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (A) a number of shares of capital stock equal to that number of shares underlying options forfeited prior to the Closing by former STC employees, pursuant to the STC Employee Plans, (B) STC Common Stock upon the exercise of stock options or warrants in accordance with their present terms or upon exercise of options issued pursuant to clause (A) of this Section 7.1(c)(i); or (C) STC Common Stock upon the conversion of the STC Notes; or
  (ii) amend in any respect any term of any outstanding security of STC;

    (d) other than in connection with transactions not prohibited by Section 7.1(e), incur any capital expenditures or any obligations or liabilities in respect thereof, except for those (i) contemplated by the capital expenditure budgets for STC made available to Epitope, or (ii) incurred in the ordinary course of business of STC and consistent with past practice;

    (e) acquire (whether pursuant to cash merger, stock or asset purchase or otherwise) in one transaction or series of related transactions (i) any assets (including any equity interests) having a fair market value in excess of $100,000, or (ii) all or substantially all of the equity interests of any Person or any business or division of any Person having a fair market value in excess of $100,000, but in no event shall the expenditures, commitments, obligations or liabilities made, incurred or assumed, as the case may be, by STC pursuant to Sections 7.1(d) and 7.1(e) exceed $500,000 in the aggregate;

    (f) sell, lease, out-license, encumber or otherwise dispose of any assets, other than (i) sales of finished goods in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of STC's business and (iii) assets related to discontinued operations of STC or any STC Subsidiary;

    (g) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness, (ii) issue or sell any debt securities or warrants or rights to acquire any debt securities of STC, (iii) make any loans, advances or capital contributions to or investments in, any other Person, or (iv) except in the ordinary course of business consistent with past practice (which exception shall include, without limitation, borrowings under STC's existing credit agreements and overnight borrowings) guarantee any debt securities or indebtedness of others in any such case in an amount in excess of $100,000;

    (h) (i) enter into any agreement or arrangement that limits or otherwise restricts STC or any of its Affiliates or any successor thereto or that would, after the Effective Time, limit or restrict STC or the Surviving Corporation, or any of their respective Affiliates, from engaging or competing in any line of business or in any location, or (ii) enter into, amend, modify or terminate any material contract, agreement or arrangement of STC or otherwise waive, release or assign any material rights, claims or benefits of STC thereunder; provided, however, that this Section 7.1(h) shall not prevent STC from entering into material contracts with customers, suppliers or distributors, so long as such contracts are entered into in the ordinary course and consistent with STC's prior practice;

    (i) (i) except as required by law or a written agreement existing on or prior to the date hereof, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee benefits, (ii) except as required by law, a written agreement existing on or prior to the date hereof, or a written STC severance policy existing as of the date hereof, grant any severance or termination pay to any director, officer or employee of STC or, (iii) adopt any additional employee benefit plan or, except in the ordinary course of business consistent with past practice and containing only normal and customary terms, make any contribution to any existing such plan or (iv) except as may be required by law or a written agreement or written employee benefit plan existing on or prior to the date hereof, or as contemplated by this Agreement, enter into, amend in any respect, or accelerate the vesting under any STC Employee Plan, employment agreement, option, license agreement or retirement agreements, or (v) hire any employee with an annual base salary in excess of $75,000;

    (j) change (x) STC's methods of accounting in effect at December 31, 1999 except as required by changes in GAAP, as concurred with by its independent public accountants, (y) STC's fiscal year, or (z) make any material Tax election, other than in the ordinary course of business consistent with past practice and containing only normal and customary terms;

    (k) (i) settle, propose to settle or commence, any litigation, investigation, arbitration, proceeding or other claim that is material to the business of STC, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice of liabilities (x) recognized or disclosed in the STC Financial Statements (or the notes thereto) or (y) incurred since the date of such Financial Statements in the ordinary course of business consistent with past practice, or (ii) make any Tax election or enter into any settlement or compromise of any Tax liability;

    (l) enter into any new material line of business;

    (m) except to the extent required to comply with its obligations hereunder or required by law, STC shall not amend or propose to so amend its Certificate of Incorporation, Bylaws or other governing documents; or

    (n) agree, resolve or commit to do any of the foregoing.

  Section 7.2. Acquisition Proposals; Board Recommendation. STC agrees that it shall not, and it shall use its reasonable best efforts to cause any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of STC, not to directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal for STC, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal for STC, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of STC equity securities or (iv) enter into any agreement with respect to any Acquisition Proposal for STC.

                                  ARTICLE VIII

                          COVENANTS OF STC AND EPITOPE

  The parties hereto agree that:

  Section 8.1. Reasonable Best Efforts. Subject to the terms and conditions hereof, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable.

  Section 8.2. Certain Filings; Cooperation in Receipt of Consents; Listing. As promptly as reasonably practicable after the date hereof, STC and Epitope shall prepare and Epitope shall file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as Epitope's prospectus. Each of STC and Epitope shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Each of STC and Epitope shall mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act and, if necessary, after the Joint Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. Epitope and STC shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities or blue sky laws in connection with the issuance of shares of Surviving Corporation Common Stock in the Mergers.

  (a) No amendment or supplement to the Joint Proxy Statement/Prospectus will be made by STC or Epitope without the approval of the other party, which will not be unreasonably withheld or delayed. Each party will advise the other party, promptly after it receives notice thereof, of (i) the time when the Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification of the shares of Surviving Corporation Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or (iv) any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, in each case, whether orally or in writing. If at any time prior to the Effective Time, STC or Epitope discovers any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with respect thereto, and with respect to the Registration Statement, as the case may be, with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of STC or Epitope.

  (b) STC and Epitope shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby, (ii) seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking promptly to obtain any such actions, consents, approvals or waivers, (iii) setting a mutually acceptable date for the Special Meetings, so as to enable them to occur, to the extent practicable, on the same date, and (iv) taking all lawful action to call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the requisite votes to approve and adopt this Agreement, the Mergers and the other matters contemplated by this Agreement. The Board of Directors of Epitope shall, subject to its fiduciary duties under applicable law, declare the advisability of and recommend adoption and approval of this Agreement, the Merger and the other matters contemplated by this Agreement by the stockholders of Epitope, and shall not, subject to its fiduciary duties under applicable law, withdraw, modify or materially qualify in any manner adverse to STC such recommendation or take any action or make any statement in connection with the Epitope Stockholder Meeting materially inconsistent with such recommendation (any such withdrawal, modification, qualification or statement (whether or not required), an "Adverse Change in the Epitope Recommendation"). The Board of Directors of STC shall, subject to its fiduciary duties under applicable law, declare the advisability of and recommend adoption and approval of this Agreement, the Merger and the other matters contemplated by this Agreement by the stockholders of STC, and shall not, subject to its fiduciary duties under applicable law, withdraw, modify or materially qualify in any manner adverse to Epitope to such recommendation or take any action or make any statement in connection with the STC Stockholders Meeting materially inconsistent with such recommendation (any such withdrawal, modification, qualification or statement (whether or not required), an "Adverse Change in the STC Recommendation").

  (c) Each party shall permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.

  (d) Epitope and STC agree to use their respective reasonable best efforts to cause the shares of Surviving Corporation Common Stock to be issued upon conversion of shares of Epitope Common Stock and STC Common Stock in accordance with this Agreement, the Articles of Merger and the Certificates of Merger to be approved for listing upon issuance on the Nasdaq Stock Market.

  Section 8.3. Headquarters. The parties intend that, by January 1, 2001, the Surviving Corporation shall maintain its principal corporate offices and headquarters in Bethlehem, Pennsylvania.

  Section 8.4. Public Announcements. Epitope and STC shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any rules of the Nasdaq Stock Market, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

  Section 8.5. Access to Information; Notification of Certain Matters.

  (a) From the date hereof until the Effective Time and subject to applicable law, STC and Epitope shall (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books, records, contracts, commitments, officers and employees and all other information concerning it and its business, properties, assets, condition (financial or otherwise) or prospects of such party, (ii) consistent with its legal obligations, furnish or make available to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the reasonable requests of the other party in its investigation. Any investigation pursuant to this Section 8.5 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. Unless otherwise required by law, each of Epitope and STC will hold, and will cause its respective officers, employees, counsel, financial advisors, auditors and other authorized representatives to hold, any nonpublic information obtained in any such investigation in confidence in accordance with Section
8.9. No information or knowledge obtained in any investigation pursuant to this
Section 8.5 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

  (b) Each party hereto shall give prompt notice to each other party hereto of:

    (i) the receipt by such party or any of such party's Subsidiaries of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

    (ii) the receipt by such party or any of such party's Subsidiaries of any notice or other communication from any Governmental Entity in connection with any of the transactions contemplated by this Agreement; and

    (iii) such party's obtaining Knowledge of any actions, suits, claims, investigations or proceedings commenced, threatened against, relating to or involving or otherwise affecting any of STC or Epitope, as the case may be, or any Epitope Subsidiary which relate to the consummation of the transactions contemplated by this Agreement; and

    (iv) such party's obtaining Knowledge of the occurrence, or failure to occur, of any event which occurrence or failure to occur will be likely to cause (A) any representation or warranty contained in this Agreement o be untrue or inaccurate in any material respect, or (B) any material failure of any party to comply with or satisfy any covenant, condition or agreement
  o be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall limit or otherwise affect the representations, warranties, obligations or remedies of the parties to the conditions to the obligations of the parties hereunder.

  Section 8.6. Further Assurances. At and after the STC Effective Time or Epitope Effective Time, as the case may be, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Epitope, STC or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Epitope, STC or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of STC, Epitope or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with the Mergers.

  Section 8.7. Tax and Accounting Treatment.

  (a) Prior to the Effective Time, each party shall cooperate with the other party and shall use its reasonable best efforts to cause the Mergers to qualify as 368 Reorganizations, and will not take any action reasonably likely to cause the Mergers not so to qualify. The Surviving Corporation shall not take any action after the Effective Time that would cause the Mergers not to qualify as 368 Reorganizations.

  (b) Each party shall cooperate with the other party and shall use its reasonable best efforts to cause the Mergers to qualify for "pooling of interest" accounting treatment as described in Section 3.21 and Section 4.20, and shall not take any action reasonably likely to cause the Mergers not so to qualify. Epitope shall use reasonable best efforts to cause to be delivered to STC two letters from Epitope's independent public accountants, one dated approximately the date on which the Registration Statement shall become effective and one dated the Closing Date, each addressed to Epitope and STC, in form and substance reasonably satisfactory to STC and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. STC shall use reasonable best efforts to cause to be delivered to Epitope two letters from STC's independent public accountants, one dated approximately the date on which the Registration Statement shall become effective and one dated the Closing Date, each addressed to Epitope and STC, in form and substance reasonably satisfactory to Epitope and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  (c) Each party shall cooperate with the other party and shall use its reasonable best efforts to obtain the opinions referred to in Sections 9.2(b) and 9.3(b) and in connection therewith, each of Epitope, STC and Merger Sub shall deliver to such counsel customary representation letters substantially in the forms attached hereto as Exhibit I, Exhibit J and Exhibit O (the "Epitope Representation Letter", the "STC Representation Letter", and the "Merger Sub Representation Letter" respectively) or otherwise in form and substance reasonably satisfactory to such counsel.

  Section 8.8. Affiliates.

  (a) Not less than 45 days prior to the Effective Time, STC shall deliver to Epitope a letter identifying all persons who, in the reasonable judgment of STC, may be deemed at the time this Agreement is submitted for adoption by the stockholders of STC, "affiliates" of STC for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Mergers for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date hereof. STC shall use reasonable best efforts to cause each Person identified on such list to deliver to Epitope not less than 30 days prior to the STC Effective Time, a written agreement substantially in the form attached as Exhibit K hereto (a "STC Affiliate Agreement").

  (b) Not less than 45 days prior to the Effective Time, Epitope shall deliver to STC a letter identifying all persons who, in the reasonable judgment of Epitope, may be deemed at the time this Agreement is submitted for adoption by the stockholders of Epitope, "affiliates" of Epitope for purposes of qualifying the Mergers for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date hereof. Epitope shall use reasonable best efforts to cause each person identified on such list to deliver to Epitope not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit L (an "Epitope Affiliate Agreement").

  (c) The Surviving Corporation shall use its reasonable best efforts to publish no later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of combined operations following the Mergers (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

  Section 8.9. Confidentiality.

  (a) Prior to the Effective Time and after any termination of this Agreement each party hereto will hold, and will use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors, affiliates (as such term is used in Rule 12b-2 under the Exchange
Act) and representatives (collectively, the "Representatives"), to hold, in confidence all confidential documents and information concerning the other parties hereto and its Subsidiaries furnished to such party in connection with the transactions contemplated by this Agreement, including, without limitation, all analyses, compilations, studies or records prepared by the party receiving the information or by such party's Representatives, that contain or otherwise reflect or are generated from such information (collectively, the "Confidential Material"). The party furnishing any Confidential Material is herein referred to as the "Delivering Company" and the party receiving any Confidential Material is herein referred to as the "Receiving Company."

  (b) The Receiving Company agrees that the Confidential Material will not be used other than for the purpose of the transactions contemplated by this Agreement, and that such information will be kept confidential by the Receiving Company and its Representatives; provided, however, that (i) any of such information may be disclosed to the Representatives who need to know such information for the purpose described above (it being understood that (a) each such Representative shall be informed by the Receiving Company of the confidential nature of such information, shall be directed by the Receiving Company to treat such information confidentially and not to use it other than for the purpose described above and shall agree to be bound by the terms of this Section 8.9, and (b) in any event, the Receiving Company shall be responsible for any breach of this Agreement by any of its Representatives), and (ii) any other disclosure of such information may be made if the Delivering Company has, in advance, consented to such disclosure in writing. The Receiving Company will make all reasonable, necessary and appropriate efforts to safeguard the Confidential Material from disclosure to anyone other than as permitted hereby.

  (c) Notwithstanding the foregoing, if the Receiving Company or any of its Representatives is requested or required (by oral question or request for information or documents in legal proceedings, interrogatories, subpoena, civil investigative demand or similar process) to disclose any Confidential Material, the Receiving

Company will promptly notify the Delivering Company of such request or requirement so that the Delivering Company may seek an appropriate protective order and/or waive the Receiving Company's compliance with the provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Company or any of its Representatives is nonetheless, in the reasonable written opinion of the Receiving Company's counsel, compelled to disclose Confidential Material to any tribunal, the Receiving Company or such Representative, after notice to the Delivering Company, may disclose such information to such tribunal. The Receiving Party shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Material so disclosed. The Receiving Company or such Representative shall not be liable for the disclosure of Confidential Material hereunder to a tribunal compelling such disclosure unless such disclosure to such tribunal was caused by or resulted from a previous disclosure by the Receiving Company or any of its Representatives not permitted by this Agreement.

  (d) This Section 8.9 shall be inoperative as to particular portions of the Confidential Material if such information (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Company or its Representatives, (ii) was available to the Receiving Company on a non-confidential basis prior to its disclosure to the Receiving Company by the Delivering Company or the Delivering Company's Representatives, or (iii) becomes available to the Receiving Company on a non-confidential basis from a source other than the Delivering Company or the Delivering Company's Representatives, provided that such source is not known by the Receiving Company, after reasonable inquiry, to be bound by a confidentiality agreement with the Delivering Company or the Delivering Company's Representatives and is not otherwise prohibited from transmitting the information to the Receiving Company by a contractual, legal or fiduciary obligation. The fact that information included in the Confidential Material is or becomes otherwise available to the Receiving Company or its Representatives under clauses (i) through (iii) above shall not relieve the Receiving Company or its Representatives of the prohibitions of the confidentiality provisions of this
Section 8.9 with respect to the balance of the Confidential Material.

  (e) If this Agreement is terminated, each party hereto will, and will use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the party from whom such Confidential Material was obtained, upon request, all documents and other materials, and all copies thereof, obtained by such party or on its behalf from any such other parties in connection with this Agreement that are subject to such confidence.

  Section 8.10. Benefit Matters. Epitope and STC will work together to design benefit plans to be adopted by the Surviving Corporation for the benefit of its employees as soon as practicable following the Mergers. Until such adoption, the Surviving Corporation shall cause all Epitope Employee Plans and all STC Employee Plans to be maintained in full force and effect.

  Section 8.11. Antitrust Matters.

  (a) The parties hereto promptly will complete all documents required to be filed with the Federal Trade Commission and the Department of Justice in order to permit stockholders who will acquire Surviving Corporation Common Stock with a value in excess of $15 million as a result of the Mergers and who do not have exemption from the HSR Act therefor to comply with the HSR Act and, together with the Persons who are required to join in such filings, will file the same with the appropriate Governmental Entities. The parties hereto promptly will furnish all materials thereafter required by any of the Governmental Entities having jurisdiction over such filings and will take all reasonable actions and file and use all reasonable efforts to have declared effective or approved all documents and notifications with any such Governmental Entities, as may be required under the HSR Act for the consummation of the Mergers.

  (b) The parties hereto will use their reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign Governmental Entity ("Antitrust Laws"). If any suit is threatened or instituted challenging the Mergers as violating any Antitrust Law, the parties hereto will take such action as may be reasonably required (i) by the applicable Governmental Entity in order to resolve such objections as such Governmental Entity may have to such transaction under such Antitrust Law or (ii) by any domestic or foreign court or similar tribunal, in any suit brought by a private party or governmental authority challenging the Merger as violating any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of the Merger. Nothing in this Section 8.11 shall require any of Epitope and its Subsidiaries or STC to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Epitope, STC or any Epitope Subsidiary or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if such sale, holding separate or other disposition or the conduct of their business in a specified manner is not conditioned on the Closing or would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken together, after giving effect to the Mergers.

  (c) Each party promptly will inform the others of any material communication from the Federal Trade Commission, the Department of Justice or any other domestic or foreign Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, such party will endeavor in good faith to make, as soon as reasonably practicable and after consultation with the other parties, an appropriate response to such request. Each party hereto promptly will advise the other parties hereto in respect of any understandings, undertakings or agreements which the advising party proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign Governmental Entity in connection with the transactions contemplated by this Agreement.

  Section 8.12. Exemption From Liability Under Section 16(b).

  (a) Provided that STC delivers to the Surviving Corporation the Section 16 Information with respect to STC prior to the Effective Time, the Board of Directors of the Surviving Corporation, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the STC Effective Time providing that the receipt by the STC Insiders of Surviving Corporation Common Stock in exchange for shares of STC Common Stock, and of options to purchase Surviving Corporation Common Stock upon assumption and conversion by the Surviving Corporation of options to purchase STC Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

  (b) "Section 16 Information" shall mean information accurate in all respects regarding the STC Insiders, the number of shares of STC Common Stock, or other STC equity securities, deemed to be beneficially owned by each such STC Insider and expected to be exchanged for Surviving Corporation Common Stock in connection with the Mergers.

  (c) "STC Insiders" shall mean those officers and directors of STC who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

  Section 8.13. Indemnification and Insurance.

  (a) The Surviving Corporation agrees to assume the agreements listed in Exhibit M, which agreements will survive the Mergers and will continue in full force and effect for a period of not less than six (6) years from the Effective Time. In the event any claim is asserted or made within such six-year period, all rights to indemnification in respect of any such claim will continue until final disposition thereof. An "Indemnified Party" shall mean any Person who is at the Effective Time or prior thereto has been an employee, agent, director or officer of either STC or Epitope as provided in their respective charters, bylaws or resolutions.

  (b) From and after the Effective Time, the Surviving Corporation shall indemnify all Indemnified Parties to the fullest extent permitted by the Delaware Law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of either STC or Epitope or as trustees or fiduciaries of any plan for the benefit of employees, or otherwise on behalf of, either STC or Epitope, occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement. In the event any Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any such matter occurring at or prior to the Effective Time, the Surviving Corporation will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Surviving Corporation will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.13.

  (c) The Surviving Corporation will cause to be maintained in effect for not less than six (6) years from the Effective Time directors' and officers' liability insurance covering the directors and officers of STC and Epitope similar in scope and coverage to the directors' and officers' liability insurance maintained by STC and Epitope for their directors and officers.

  (d) The provisions of this Section 8.13 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of the Surviving Corporation.

                                   ARTICLE IX

                            CONDITIONS TO THE MERGER

  Section 9.1. Conditions to the Obligations of Each Party. The respective obligations of STC, Epitope and Merger Sub to consummate the Mergers are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. Each of the Epitope Stockholder Approval and the STC Stockholder Approval shall have been obtained;

    (b) Securities Laws. (i) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn and (ii) all state securities or blue sky authorizations necessary to carry out the transactions contemplated hereby shall have been obtained and be in effect;

    (c) Nasdaq Stock Market Listing. The shares of Surviving Corporation Common Stock to be issued in the Mergers shall have been approved for listing upon issuance on the Nasdaq Stock Market, subject to official notice of issuance;

    (d) Antitrust. (i) Any applicable waiting period under the HSR Act contemplated by Section 8.11 hereof shall have expired or been earlier terminated and (ii) if required by applicable law, the parties shall have received a decision from the Commission on the European Communities (the "European Commission") under Regulation 4064/89 (with or without the initiation of proceedings under Article 6(1)(c) thereof) that the proposed Mergers and any matters arising therefrom fall within either Article 6.l(a) or Article 6. l(b) of such Regulation and that, in any event, the Mergers will not be referred to any competent authority or dealt with by the European Commission pursuant to Article 9.3 of such Regulation;

    (e) Other Regulatory Approvals. Other than the filings provided for by
  Article II, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to obtain would have a STC Material Adverse Effect, an Epitope Material Adverse Effect or a Surviving Corporation Material Adverse Effect, shall have been filed, occurred or been obtained;

    (f) No Injunctions or Restraints; Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, (i) having the effect of making the Mergers illegal or otherwise prohibiting, enjoining or restraining consummation of the Mergers or (ii) which otherwise would reasonably be expected to have a Surviving Corporation Material Adverse Effect after giving effect to the Mergers; provided, however, that the provisions of this Section 9.1(f) shall not be available to any party whose failure to fulfill its obligations pursuant to Sections 8.1 and 8.2 shall have been the cause of, or shall have resulted in, such order or injunction.

    (g) Pooling. (i) Epitope shall have received a letter (which may contain customary qualifications and assumptions) from PriceWaterhouse Coopers LLP dated as of the Closing Date and addressed to Epitope, stating that PriceWaterhouse Coopers LLP concurs with Epitope's management's conclusion that no conditions exist that would preclude the Surviving Corporation from accounting for the Mergers as a "pooling of interests" in conformity with GAAP as described in Accounting Principles Board Opinion No. 16 and applicable rules and regulations of the SEC and such letter shall not have been withdrawn or modified in any material respect and (ii) STC shall have received a letter (which may contain customary qualifications and assumption) from Arthur Andersen LLP dated as of the Closing Date and addressed to STC, stating that Arthur Andersen LLP concurs with STC's management's conclusion that no conditions exist with respect to STC that would preclude the Surviving Corporation from accounting for the Mergers as a "pooling of interests" in conformity with GAAP as described in Accounting Principles Board Opinion No. 16 and applicable rules and regulations of the SEC and such letter shall not have been withdrawn or modified in any material respect.

  Section 9.2. Conditions to the Obligations of Epitope and Merger Sub. The obligations of Epitope and Merger Sub to consummate the Mergers are subject to the satisfaction, or waiver by Epitope and Merger Sub, on or prior to the Closing Date, of the following further conditions:

    (a) Representations and Covenants. (i) STC shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the time of the filing of the Articles of Merger and the Certificates of Merger; (ii) the representations and warranties of STC in this Agreement that are qualified as to materiality, STC Material Adverse Effect or Surviving Corporation Material Adverse Effect shall be accurate, and any such representations and warranties that are not so qualified shall be accurate, in all material respects, as of the date of this Agreement and as of the Effective Time (except for representations and warranties that address matters only as of a specific date, in which case such representations and warranties qualified as to materiality, STC Material Adverse Effect or Surviving Corporation Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); and
  (iii) Epitope shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of STC to the foregoing effect;

    (b) Tax Opinion. Epitope shall have received an opinion of Stinson, Mag & Fizzell, P.C. in form and substance reasonably satisfactory to Epitope, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date of the filing of the Articles of Merger and the Certificates of Merger, to the effect that the Mergers will qualify for federal income tax purposes as 368 Reorganizations and that each of Epitope, STC and Merger Sub will be a party to a reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Epitope, STC and Merger Sub;

    (c) Employment Agreements. The employees identified in Exhibit N hereto shall have executed and delivered to the Surviving Corporation employment agreements in the respective forms delivered to Epitope and Merger Sub on or prior to the date hereof;

    (d) Affiliate Agreements. Epitope shall have received from each Person named in the letter referred to in Section 8.8(b) an executed copy of an Epitope Affiliate Agreement and a STC Affiliate Agreement substantially in the form of Exhibit L and Exhibit M, respectively, to this Agreement;

    (e) Fairness Opinion. The opinion described in Section 3.18(b) shall not have been withdrawn or materially modified in an adverse manner;

    (f) No Material Adverse Change. There shall have been (i) no material adverse change in the financial condition, results of operations or cash flows or assets, liabilities, business or prospects of STC from the date of the STC Balance Sheet through the Closing Date and (ii) no action taken by the FDA with respect to STC's products, operations or facilities that would be reasonably expected to have a STC Material Adverse Effect;

    (g) FDA Action. There shall have been no adverse action taken by the Food and Drug Administration that would, or would be reasonably expected to, prohibit or significantly limit the manufacture, sale, promotion or distribution of any products of STC or the operation of STC; and

    (h) Epitope Rights Agreement. The Epitope Stock Purchase Rights shall not have become exercisable or been distributed or triggered.

  Section 9.3. Conditions to the Obligations of STC. The obligations of STC to consummate the Merger are subject to the satisfaction, or waiver by STC, on or prior to the Closing Date, of the following further conditions:

    (a) Representations and Covenants. (i) Epitope shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the time of the filing of the Articles of Merger and the Certificates of Merger; (ii) the representations and warranties of Epitope and Merger Sub in this Agreement that are qualified as to materiality, Epitope Material Adverse Effect or Surviving Corporation Material Adverse Effect shall be accurate, and any such representations and warranties that are not so qualified shall be accurate, in all material respects, as of the date of this Agreement and as of the Effective Time (except for representations and warranties which address matters only as of a specific date, in which case such representations and warranties qualified as to materiality, Epitope Material Adverse Effect or Surviving Corporation Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); and (iii) STC shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of Epitope and Merger Sub to the foregoing effect;

    (b) Tax Opinion. STC shall have received an opinion of Pepper Hamilton LLP in form and substance reasonably satisfactory to STC, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date of the filing of the Articles of Merger and the Certificates of Merger, to the effect that the Mergers will qualify for federal income tax purposes as 368 Reorganizations and that each of Epitope, STC and Merger Sub will be a party to a reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Epitope, STC and Merger Sub;

    (c) Employment Agreements. The employees identified in Exhibit N hereto shall have executed and delivered to the Surviving Corporation employment agreements in the respective forms delivered to STC on or prior to the date hereof;

    (d) No Material Adverse Change. There shall have been no material adverse change in the financial condition, results of operations or cash flows or assets, liabilities, business or prospects of Epitope from the date of the Epitope Balance Sheet through the Closing Date;

    (e) FDA Action. There shall have been no adverse action taken by the Food and Drug Administration that would, or would reasonably be expected to, prohibit or significantly limit the manufacture, sale, promotion or distribution of any products of Epitope or the operations of Epitope;

    (f) Epitope Rights Agreement. The Epitope Stock Purchase Rights shall not have become exercisable or been distributed or triggered; and

    (g) STC Preferred Stock. The holders of all shares of STC Preferred Stock shall have converted all of their shares into STC Common Stock.

                                   ARTICLE X

                                  TERMINATION

  Section 10.1. Termination. This Agreement may be terminated at any time prior to the Effective Time by written notice by the terminating party to the other party (except if such termination is pursuant to Section 10.1(a)), notwithstanding approval thereof by the respective stockholders of Epitope and
STC:

    (a) by mutual written agreement of Epitope and STC;

    (b) by either STC or Epitope, if

      (i) the Mergers shall not have been consummated by October 31, 2000 (the "Expiration Date"); provided, however, that (x) the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has resulted in the failure of the Mergers to occur on or before the Expiration Date, and (y) such termination shall not limit any obligation to make any payment or reimbursement required under Section 10.2(b);

      (ii) there shall be any Law that makes consummation of the Mergers illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining Epitope, STC or the Merger Sub from consummating the Mergers is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, such law, regulation, judgment, injunction, order or decree; or

      (iii) the holders of Epitope Common Stock do not approve this Agreement.

    (c) by Epitope, (i) if there shall have occurred an Adverse Change in the STC Recommendation (or the Board of Directors of STC have resolved or publicly proposed to take such action); (ii) if there shall have occurred a willful and material breach of Section 7.2 by STC or any of its officers, directors, employees, advisors or agents; (iii) if a breach of any representation, warranty, covenant or agreement on the part of STC set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.2(a) not to be satisfied, and such condition shall be incapable of being satisfied or, if capable of being satisfied, shall not have been satisfied within 20 days after written notice thereof shall have been received by STC; (iv) STC shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of STC in favor of the adoption and approval of this Agreement and the approval of the Merger; (v) the Board of Directors of STC shall have approved, endorsed or recommended any Acquisition Proposal; (vi) a tender or exchange offer relating to securities of STC shall have been commenced and STC shall not have sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that STC recommends rejection of such tender or exchange offer; or (vii) STC or STC's Board of Directors or any committee thereof shall have resolved to do or permit any of the foregoing;

    (d) by STC, (i) if there shall have occurred an Adverse Change in the Epitope Recommendation (or the Board of Directors of Epitope have resolved or publicly proposed to take such action); (ii) if there shall have occurred a willful and material breach of Section 6.2 by Epitope, any Epitope Subsidiary or any of their respective officers, directors, employees, advisors or agents; or (iii) if a breach of any representation, warranty, covenant or agreement on the part of Epitope set forth in this Agreement shall have occurred that would cause the condition set forth in
  Section 9.3(a) not to be satisfied, and such condition is incapable of being satisfied or, if capable of being satisfied, shall not have been satisfied within 20 days after written notice thereof shall have been received by Epitope; (iv) Epitope shall have failed to include in the Joint Proxy Statement the recommendation of the Board of Directors of Epitope in favor of the adoption and approval of this Agreement and the approval of the Merger; (v) the Board of Directors of Epitope shall have approved, endorsed or recommended any Acquisition Proposal; (vi) a tender or exchange offer relating to securities of Epitope shall have been commenced and Epitope shall not have sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Epitope recommends rejection of such tender or exchange offer; or (vii) Epitope or Epitope's Board of Directors or any committee thereof shall have resolved to do or permit any of the foregoing;

    (e) by Epitope at any time prior to its required stockholders approval, upon three Business Days' prior notice to STC, if the Epitope Board of Directors shall have determined as of the date of such notice that an Acquisition Proposal is a Superior Proposal and has entered into (subject to termination of this Agreement) a definitive agreement for such Superior Proposal; provided, however, that (i) Epitope shall have complied with
  Section 6.2, (ii) the Board of Directors of Epitope shall have concluded in good faith, as of the effective date of such termination, after taking into account any revised proposal by STC during such three Business Day period, that an Acquisition Proposal is a Superior Proposal and (iii) Epitope shall have made the payment and reimbursement set forth in Section 10.2(b);

    (f) automatically if the transactions contemplated herein are enjoined by a court of competent jurisdiction for a period extending beyond 90 days;

    (g) by STC, if a Share Acquisition Date shall have occurred pursuant to the Epitope Rights Agreement;

    (h) by STC, if the Epitope Average Price shall be less than $6.00; or

    (i) by STC, if the Epitope meeting of stockholders is canceled or is otherwise not held or if a final vote of Epitope's stockholders has not been taken with respect to the Mergers prior to October 31, 2000, except as a result of a judgment, injunction, order or decree of any competent authority or events or circumstances beyond the reasonable control of Epitope.

  Section 10.2. Effect of Termination.

  (a) If this Agreement is terminated pursuant to Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Epitope or STC or their respective officers or directors except with respect to the provisions of Sections 8.9, 10.2, 12.1, 12.4, 12.5, 12.10 and 12.11 of this Agreement which provisions shall remain in full force and effect and survive any termination of this Agreement, and except that, notwithstanding anything to the contrary contained in this Agreement, neither Epitope nor STC shall be relieved or released from any liabilities or damages arising out of its willful material breach of this Agreement or any obligations under Section 10.2(b).

  (b) Epitope agrees to pay STC (A) a fee in immediately available funds equal to $3,000,000 in the event that this Agreement is terminated by STC pursuant to clauses (i), (iv), (v), (vi) or (vii) of Section 10.1(d) or pursuant to Section 10.1(i), (B) together with an additional payment of $2,000,000 plus reimbursement to STC of its reasonable Expenses (as defined in Section 10.3) up to a maximum amount of $1,000,000, if (x) an Acquisition Proposal had been made prior to the actions referenced in clauses (i), (iv), (v), (vi) or (vii) of
Section 10.1(d) or Section 10.1(i), and (y) within twelve months following such termination by STC, Epitope enters into a definitive agreement with the party that made such Acquisition Proposal. Epitope agrees to (i) pay STC a fee in immediately available funds equal to $5,000,000, and (ii) to reimburse STC for its reasonable Expenses (as defined in Section 10.3) up to a maximum amount of $1,000,000, in the event this Agreement is terminated by Epitope pursuant to
Section 10.1(e), which payment and reimbursement shall be reduced by the amount of all payments, and reimbursements made by Epitope pursuant to the first sentence of this Section 10.2(b). The payment of the first $3,000,000 required by clause (A) of the first sentence of this Section 10.2(b) shall be made not later than the close of business on the second Business Day after STC has terminated this Agreement pursuant to the provisions referred to in such sentence. The combined payment and reimbursement of up to an additional $3,000,000 required by clause (B) of the first sentence of this Section 10.2(b) shall be made contemporaneously with entering into a definitive agreement with the third party that made the Acquisition Proposal referred to in that sentence. The termination of this Agreement, and the payment and reimbursement required by the second sentence of this Section 10.2(b) shall be made contemporaneously with a termination of this Agreement by Epitope.

  (c) The remedy provided for in Section 10.2(b) shall be the exclusive remedy at law or in equity that STC shall have in the event of a termination of this Agreement (A) by STC pursuant to clauses (i), (iv), (v), (vi) or (vii) of
Section 10.1(d) or Section 10.1(i), or (B) by Epitope pursuant to Section
10.1(e).

  (d) Epitope acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements STC would not have entered into this Agreement.

  Section 10.3. Fees and Expenses. Except as set forth in this Section 10.2(b), all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

                                   ARTICLE XI

                                 MISCELLANEOUS

  Section 11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, in each case, if on a Business Day, and otherwise on the next Business Day, (b) on the first service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

  if to the Surviving Corporation, to the address set forth below for Epitope and STC, including copies;

    if to Epitope, to:

      Epitope, Inc.
      8505 SW Creekside Place
      Beaverton, OR 97008
      Attention: Robert Thompson, President
                  and Chief Executive Officer

    with a copy to:

      Stinson, Mag & Fizzell, P.C.
      1201 Walnut Street, Suite 2800
      Kansas City, MO 64106
      Attention: John A. Granda, Esq.

    if to STC to:

      STC Technologies, Inc.
      1745 Eaton Avenue
      Bethlehem, PA 18018
      Attention: Mike Gausling, President
                  and Chief Executive Officer

    with a copy to:

      Pepper Hamilton LLP
      1235 Westlakes Drive, Suite 400
      Berwyn, PA 19312
      Attention: Jeffrey P. Libson, Esq.

  Section 11.2. Survival of Representations, Warranties and Covenants After the Effective Time. The representations, warranties, covenants and other agreements contained herein and in any certificate or other instrument delivered pursuant hereto, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall not survive the Effective Time.

  Section 11.3. Amendments; No Waivers.

  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Epitope and STC or in the case of a waiver, by the party against whom the waiver is to be effective; provided that
(i) after the Epitope Stockholder Approval, no such amendment or waiver shall, without the further approval of such stockholders, be made that would require such approval under any applicable law, rule or regulation and (ii) after the STC Stockholder Approval, no such amendment or waiver shall, without the further approval of such stockholders, be made that would require such approval under any applicable law, rule or regulation.

  (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

  Section 11.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  Section 11.5. Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to any principles of conflicts or choice of law.

  Section 11.6. Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

  Section 11.7. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 8.13 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

  Section 11.8. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

  Section 11.9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 11.10. Entire Agreement. This Agreement (together with the exhibits and schedules hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

  Section 11.11. Severability. If any term, provision, covenant or restriction set forth in this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not deemed by a party (acting reasonably and in good faith) to be materially adverse to that party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          Epitope, Inc.

                                             /s/ Robert D. Thompson
                                          By: _________________________________
                                            Name: Robert D. Thompson
                                            Title: President and Chief
                                            Executive Officer

                                          STC Technologies, Inc.

                                             /s/ Michael J. Gausling
                                          By: _________________________________
                                            Name: Michael J. Gausling
                                            Title: President and Chief
                                            Executive Officer

                                          Edward Merger Subsidiary, Inc.

                                             /s/ Robert D. Thompson
                                          By: _________________________________
                                            Name: Robert D. Thompson
                                            Title: Chief Executive Officer

                                   APPENDIX I

                                  DEFINITIONS

  "Acquisition Proposal for Epitope" means any offer or proposal for a merger, consolidation, share, exchange, business combination, reorganization, recapitalization, issuance of securities, acquisition of securities, liquidation, dissolution, tender offer or exchange offer or other similar transaction or series of transactions involving, or any purchase of 10% or more of the assets, or directly or indirectly acquires beneficial ownership of securities representing, or exchangeable for or convertible into, more than 10% of the outstanding securities of any class of voting securities of, Epitope or any Significant Subsidiary of Epitope or in which Epitope or any Significant Subsidiary of Epitope issues securities representing 10% of the outstanding securities of any class of voting securities of Epitope or any significant subsidiary of Epitope, other than the transactions contemplated by this Agreement.

  "Acquisition Proposal for STC" means any offer or proposal for a merger, consolidation, share exchange, business combination, reorganization, recapitalization, issuance of securities, liquidation, dissolution, tender offer or exchange offer or other similar transaction or series of transactions involving, or any purchase of 10% or more of the assets, or directly or indirectly acquires beneficial ownership of securities representing, or exchangeable for or convertible into, more than 10% of the outstanding securities of any class of voting securities of STC or in which STC issues securities representing 10% of the outstanding securities of any class of voting securities of STC, other than the transactions contemplated by this Agreement.

  "Action" means any action, suit, proceeding or investigation by or before any Governmental Entity or arbitrator.

  "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, or partnership or other ownership interests, by contract, or otherwise.

  "Articles of Merger" means the Articles of Merger of Epitope with and into Merger Sub, in substantially the form attached hereto as Exhibit D.

  "Average Epitope Stock Price" means the average of the closing sales price per share of Epitope Common Stock as reported by NASDAQ on each of the 20 consecutive trading days immediately preceding the third trading day prior to the Determination Date.

  "Business Day" means any day other than a Saturday, Sunday or one on which banks are authorized by law to close in the City of New York.

  "Certificate of Merger" means either (i) the Certificate of Merger of STC with and into Merger Sub, in substantially the form attached hereto as Exhibit C, or (ii) the Certificate of Merger of Epitope with and into Merger Sub, in substantially the form of Exhibit E, as the case may be.

  "Certificates of Merger" includes both of such Certificates.

  "Closing" means the closing of the Mergers contemplated in this Agreement.

  "Closing Date" means the date on which the Closing occurs.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Consequential Damages" means Damages arising out of any interruption of business, loss of profits, loss of use of facilities, claims of customers, loss of goodwill or any indirect, incidental or special Damages.

  "Damages" means all losses, claims, damages, costs, fines, penalties, obligations, payments and liabilities (including those arising out of any Action), together with all reasonable costs and expenses (including reasonable outside attorneys' fees and reasonable out-of-pocket expenses) incurred in connection with any of the foregoing.

  "Determination Date" means the date on which the last of the following occurs: (i) the effective date (including the expiration of any applicable waiting period by law) of the last required consent or order of any Governmental Entity having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of both Epitope and STC have approved the Merger.

  "Epitope Balance Sheet" means Epitope's consolidated balance sheet included in the Epitope 10-K relating to its fiscal year ended on September 30, 1999.

  "Epitope Common Stock" means the common stock of Epitope, no par value per share, including the associated rights (the "Epitope Stock Purchase Rights") to purchase shares of Series A Junior Participating Cumulative Preferred Stock of Epitope (the "Epitope Series A Preferred Stock") pursuant to the Rights Agreement, dated as of December 15, 1997, between Epitope and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as proposed to be amended as contemplated by Section 3.23 hereof (the "Epitope Rights Agreement"). All references in this Agreement to Epitope Common Stock to be received pursuant to the Merger shall be deemed to include the Epitope Stock Purchase Rights.

  "Epitope Disclosure Schedule" means the schedule delivered to STC by Epitope pursuant to Article III hereof containing exceptions to the representations and warranties of Epitope set forth in such Article III.

  "Epitope SEC Documents" means (i) Epitope's annual report on Form 10-K for its fiscal year ended September 30, 1999 (the "Epitope 10-K"), (ii) Epitope's quarterly report on Form 10-Q (the "Epitope 10-Q") for its fiscal quarter ended December 31, 1999, (iii) Epitope's proxy or information statements relating to meetings of, or actions taken without a meeting by, Epitope's stockholders held since September 30, 1999, and (iv) all other reports, filings, registration statements and other documents filed by it with the SEC since September 30, 1999.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

  "Exchange Agent" means the agent to be agreed upon by Epitope and STC and engaged by the Surviving Corporation to effect the exchange of the Certificates pursuant to Section 2.3 of this Agreement.

  "Governmental Entity" means any federal, state or local governmental authority, any transgovernmental authority or any court, tribunal, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

  "Joint Proxy Statement/Prospectus" means the joint proxy statement/prospectus included in the Registration Statement relating to the Special Meetings, together with any amendments or supplements thereto.

  "Knowledge" means, with respect to the matter in question, if any of (i) in the case of Epitope or Merger Sub, Robert Thompson, President and Chief Executive Officer, Charles Bergeron, Vice President and Chief Financial Officer, Andrew S. Goldstein, Senior Vice President, Richard George, Vice President and Chief Science Officer, William D. Block, Vice President of Marketing and Sales, and Rob Ngungu, Vice President of Regulatory Affairs and Quality Assurance, and (ii) in the case of STC, Michael J. Gausling, President and Chief Executive Officer, William M. Hinchey, Executive Vice President, R. STC Niedbala, Executive Vice President, and Richard D. Hooper, Chief Financial Officer, has actual knowledge of such matter.

  "Law" means any federal, state, local, municipal, foreign, international, multinational, or other judicial or administrative order, judgment, decree, constitution, statute, rule, regulation, treaty, ordinance or principle of common law.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

  "Material Adverse Effect" means a material adverse effect on the financial condition, business, results of operations or prospects of a Person and its Subsidiaries, taken as a whole, but shall exclude any material adverse effect arising out of any change or development relating to (i) U.S. or global economic or industry conditions (including, without limitation, conditions applicable generally to the oral specimen collection business), (ii) changes in U.S. or global financial markets or conditions, and/or (iii) any generally applicable change in Law or GAAP or interpretation of any thereof. "Epitope Material Adverse Effect" means a Material Adverse Effect in respect of Epitope, "STC Material Adverse Effect" means a Material Adverse Effect in respect of STC and "Surviving Corporation Material Adverse Effect" means a Material Adverse Effect in respect of the Surviving Corporation.

  "Merger" or "Mergers" has the meaning specified in the Recitals to this Agreement.

  "Merger Consideration" means the total number of shares of Surviving Corporation Common Stock issued pursuant to the STC Merger or the Epitope Merger, as the case may be, issued pursuant to Article II, together with any cash in lieu of fractional shares of Surviving Corporation Common Stock to be paid pursuant to Section 2.1(d)(iv).

  "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Entity.

  "Registration Statement" means the Registration Statement on Form S-4 registering under the Securities Act the Surviving Corporation Common Stock issuable in connection with the Merger.

  "STC Balance Sheet" means STC's audited balance sheet relating to its fiscal year ended on December 31, 1999.

  "STC Common Stock" means the common stock of STC, $0.000001 par value per share, and all references in this Agreement to STC Common Stock shall be deemed to include both the Class A Common Stock and the Class B Common Stock of STC.

  "STC Common Stock Equivalent" means all rights and options to purchase or acquire STC Common Stock.

  "STC Disclosure Schedule" means the schedule delivered to Epitope by STC pursuant to Article IV hereof containing exceptions to the representations and warranties of STC set forth in such Article IV.

  "STC Preferred Stock" means the Series A Convertible Preferred Stock of STC, $0.000001 par value per share.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

  "Significant Subsidiary" means any Subsidiary that constitutes a "significant subsidiary" of such Person with the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

  "Subsidiary" means, with respect to any Person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are directly or indirectly owned by such Person. "Epitope Subsidiary" means a Subsidiary of Epitope.

  "Surviving Corporation Common Stock" means the common stock of Merger Sub, $0.000001 par value per share, including the associated rights (the "Surviving Corporation Stock Purchase Rights") to purchase shares of Series A Preferred Stock of the Surviving Corporation (the "Surviving Corporation Series A Preferred Stock") pursuant to the Rights Agreement between the Surviving Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Surviving Corporation Rights Agreement"). All references in this Agreement to Surviving Corporation Common Stock to be received pursuant to the Merger shall be deemed to include the Surviving Corporation Stock Purchase Rights.

  "Tax" or "Taxes" means any federal, state, county, local or foreign taxes, charges, levies, imposts, duties, other assessments or similar charges of any kind whatsoever, including any interest, penalties and addition imposed thereon or with respect thereto.

  In addition to the definitions set forth above, each of the following terms is defined in the Section set forth opposite such term:

      TERMS                                         Section
      -----                                         --------
      Adverse Change in the Epitope Recommendation    8.2(b)
      Adverse Change in the STC Recommendation        8.2(b)
      Certificates                                    2.3(a)
      Confidentiality Agreement                       6.2(a)
      Confidential Material                           8.9(a)
      Delaware Law                                    2.1(a)
      Delivering Company                              8.9(a)
      Effective Time                                  2.2(b)
      Epitope                                       Preamble
      Epitope Designees                               2.4(d)
      Epitope Employee Plans                         3.13(a)
      Epitope Intellectual Property                  3.16(b)
      Epitope Preferred Stock                            3.5
      Epitope Representation Letter                   8.7(c)
      Epitope Returns                                   3.12
      Epitope Securities                              3.5(b)
      Epitope Stockholder Approval                   3.19(a)
      Epitope Stockholders Agreement                Recitals
      Epitope Stockholders Meeting                   3.19(b)
      Epitope Stock Options                           3.5(a)
      Epitope Warrants                                3.5(a)
      ERISA                                          3.13(a)
      ERISA Affiliate                                3.13(a)
      European Commission                             9.1(d)
      Exchange Ratio                                  2.1(e)
      Expenses                                          10.3
      Expiration Date                                10.1(b)
      GAAP                                          Recitals
      HSR Act                                            3.3
      Mergers                                       Recitals
      Merger Consideration                            2.1(e)
      Multiemployer Plan                             3.13(b)
      Oregon Law                                      2.2(a)
      Receiving Company                               8.9(a)
      Representatives                                 8.9(a)
      STC                                           Preamble

      STC Designees                 2.4(d)
      STC Financial Statements      4.7(a)
      STC Insiders                 8.12(c)
      STC Intellectual Property    4.15(b)
      STC Representation Letter     8.7(c)
      STC Returns                  4.11(a)
      STC Securities                4.5(b)
      STC Stockholder Approval     4.18(a)
      STC Stockholders Agreement  Recitals
      STC Stockholders Meeting     4.18(b)
      STC Stock Options             4.5(a)
      STC Warrants                  4.5(a)
      Section 16 Information       8.12(b)
      Stockholders Agreements     Recitals
      Superior Proposal             6.2(b)
      Surviving Corporation         2.1(a)
      368 Reorganization          Recitals

                                                                         ANNEX B

                 [LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]

                                  May 6, 2000

The Board of Directors
Epitope, Inc.
8505 SW Creekside Place
Beaverton, Oregon 97008-7108

Members of the Board:

  Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Epitope, Inc. ("Epitope") in connection with the proposed transaction involving Epitope and STC Technologies, Inc. ("STC") pursuant to an Agreement and Plan of Merger, dated as of May 6, 2000 (the "Agreement"), by and among Epitope, Edward Merger Subsidiary, Inc., a wholly owned subsidiary of Epitope ("Sub"), and STC. As set forth more fully in the Agreement, (i) Epitope will be merged with and into Sub (the "Epitope Merger") pursuant to which each outstanding share of the common stock, no par value per share, of Epitope ("Epitope Common Stock") will be converted into one share of the common stock, par value $0.000001 per share, of Sub ("Sub Common Stock") and (ii) STC will be merged with and into Sub (the "STC Merger" and, together with the Epitope Merger, the "Mergers") pursuant to which each outstanding share of the Class A common stock, par value $0.000001 per share, and Class B common stock, par value of $0.000001 per share, of STC (collectively, "STC Common Stock") will be converted into the right to receive that number of shares of Sub Common Stock determined as follows (the total number of shares of Sub Common Stock to be so determined and issuable in the STC Merger, the "Exchange Ratio"): (A) if the Average Epitope Stock Price (as defined in the Agreement) is greater than $13.00, the quotient of (i) the quotient of (x) $260 million divided by (y) the Average Epitope Stock Price, divided by (ii) the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the STC Merger and the number of shares of STC Common Stock underlying outstanding rights and options to purchase or acquire STC Common Stock ("STC Common Stock Equivalents"), (B) if the Average Epitope Stock Price is equal to or less than $13.00, but equal to or more than $10.00, the quotient of 20 million shares divided by the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the STC Merger and the number of shares of STC Common Stock underlying outstanding STC Common Stock Equivalents or (C) if the Average Epitope Stock Price is less than $10.00, the quotient of
(i) the quotient of (x) $200 million divided by (y) the Average Epitope Stock Price divided by (ii) the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the STC Merger and the number of shares of STC Common Stock underlying outstanding STC Common Stock Equivalents; provided that the quotient in clause (C)(i), if in excess of 25 million, will be deemed to be 25 million.

  You have requested Deutsche Bank's opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Epitope.

  In connection with Deutsche Bank's role as financial advisor to Epitope, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Epitope, certain financial and other information concerning STC, and certain internal analyses and other information furnished to or discussed with it by Epitope, STC and their respective advisors. Deutsche Bank also has held discussions with members of the senior managements of Epitope and STC regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Epitope Common Stock, (ii) compared certain financial and stock market information for Epitope and STC with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and
(v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Board of Directors
Epitope, Inc.
May 6, 2000
Page 2

  Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Epitope, STC or Sub, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), of Epitope or STC. With respect to the financial forecasts and projections relating to Epitope and STC that were made available to Deutsche Bank and used in its analyses, including forecasts of certain synergies expected to be achieved as a result of the Mergers, Deutsche Bank has been advised by the managements of Epitope and STC and has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Epitope and STC. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

  For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Epitope, STC and Sub contained in the Agreement are true and correct, Epitope, STC and Sub will each perform all of the covenants and agreements to be performed by it under the Agreement and all conditions to the obligations of each of Epitope, STC and Sub to consummate the Mergers will be satisfied without any waiver thereof. Deutsche Bank also has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Mergers will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Epitope or STC is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Epitope, STC or Sub or materially reduce the contemplated benefits of the Mergers to Epitope. In addition, representatives of Epitope have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Mergers are expected to qualify as tax-free reorganizations for federal income tax purposes and be accounted for as poolings of interests. Deutsche Bank is expressing no opinion as to the price at which Sub Common Stock will trade at any time.

  This opinion is addressed to, and for the use and benefit of, the Board of Directors of Epitope and is not a recommendation to any stockholder as to how such stockholder should vote with respect to matters relating to the proposed Mergers. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to Epitope. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Epitope to engage in the Mergers.

  Deutsche Bank, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Epitope in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Mergers and a portion of which is payable upon delivery of this opinion. In the ordinary course of business, Deutsche Bank and its affiliates also may actively trade or hold the securities and other instruments and obligations of Epitope for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

Board of Directors
Epitope, Inc.
May 6, 2000
Page 3

  Based upon and subject to the foregoing, it is Deutsche Bank's opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to Epitope.

                                          Very truly yours,

                                          /s/ Deutsche Bank Securities Inc.

                                          DEUTSCHE BANK SECURITIES INC.

                                                                         ANNEX C

                                  May 9, 2000

Board of Directors
STC Technologies, Inc.
1745 Eaton Avenue
Bethlehem, PA 18018-1799

Members of the Board:

  We understand that STC Technologies, Inc. ("STC"), Epitope, Inc. ("Epitope"), and Edward Merger Subsidiary, Inc. (a wholly owned subsidiary of Epitope, "Merger Sub") have entered into an Agreement and Plan of Merger (the "Agreement"), dated May 6, 2000, which provides, among other things, for (i) the merger (the "STC Merger") of STC with and into Merger Sub and (ii) the merger (the "Epitope Merger", and together with the STC Merger, the "Merger") of Epitope with and into Merger Sub. Upon consummation of the Merger, Merger Sub will continue as the surviving corporation (the "Surviving Corporation"). All capitalized terms not defined herein shall have the meanings set forth in the Agreement.

  Under the terms, and subject to the conditions, set forth in the Agreement, at the effective time of the Merger, the outstanding shares of common stock of STC, par value $0.000001 per share ("STC Common Stock") other than certain shares to be canceled pursuant to the Agreement and shares held by stockholders who properly exercise dissenters' rights ("Dissenting Shares"), will be converted into the right to receive shares of the common stock of Surviving Corporation, par value $0.000001 per share ("Surviving Corporation Common Stock") determined by the exchange ratio (the "Exchange Ratio") as follows: (i) if the Average Epitope Stock Price is greater than $13.00, the Exchange Ratio shall be the quotient of (a) the quotient of (x) $260 million divided by (y) the Average Epitope Stock Price, divided by (b) the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the Merger and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; or (ii) if the Average Epitope Stock Price is equal to or less than $13.00, but equal to or more than $10.00, the Exchange Ratio shall be the quotient of 20 million shares divided by the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the Merger and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; or (iii) if the Average Epitope Stock Price is less than $10.00, the Exchange Ratio shall be the quotient of (a) the quotient of (x) $200 million divided by (y) the Average Epitope Stock Price, divided by (b) the sum of the number of shares of STC Common Stock outstanding immediately prior to the effective time of the Merger and the number of shares of STC Common Stock underlying STC Common Stock Equivalents; provided, however, that in the event that the quotient in clause (a) of this subsection (iii) exceeds 25 million shares, such quotient shall be deemed to be 25 million shares for the purposes of completing the calculation set forth in this subsection (iii) and; provided further, that in the event that the Average Epitope Stock Price is less than $6.00, STC shall have the right to terminate the Agreement.

  The terms and conditions of the Merger are set out more fully in the Agreement.

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to STC and the "Holders of STC Common Stock." The "Holders of STC Common Stock" shall be defined as all holders of STC Common Stock other than Epitope, Merger Sub, any affiliates of Epitope or Merger Sub, holders of Dissenting Shares or any holders of STC Common Stock who are officers or directors (or who have representatives serving as directors) of STC.

For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of Epitope;

Board of Directors
STC Technologies, Inc.
May 9, 2000
Page 2

    (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning (a) STC prepared by the management of STC and (b) Epitope prepared by the management of Epitope;

    (iii) reviewed certain publicly available estimates of research analysts relating to Epitope;

    (iv) held discussions with the respective managements of STC and Epitope concerning the businesses, past and current operations, financial condition and future prospects of both STC and Epitope, independently and combined, including discussions with the managements of STC and Epitope concerning cost savings and other synergies that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

    (v) reviewed the financial terms and conditions set forth in the Agreement;

    (vi) reviewed the stock price and trading history of Epitope Common
  Stock;

    (vii) compared the financial performance of Epitope and the prices and trading activity of Epitope Common Stock with that of certain other publicly traded companies comparable with Epitope;

    (viii) compared the financial performance of STC with that of certain publicly traded companies comparable to STC;

    (ix) reviewed the pro forma impact of the Merger on Epitope's earnings per share;

    (x) prepared an analysis of the relative contributions of STC and Epitope to the combined company;

    (xi) prepared a discounted cash flow analysis of STC and Epitope;

    (xii) participated in discussions and negotiations among representatives of STC and Epitope and their financial and legal advisors; and

    (xiii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

  In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by managements of STC and Epitope) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of STC and Epitope that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of STC or Epitope, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of STC and Epitope that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of STC and Epitope, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of STC and Epitope reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to certain legal matters relevant to rendering our opinion on the advice of counsel to STC.

Board of Directors
STC Technologies, Inc.
May 9, 2000
Page 3

  This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to STC and the Holders of STC Common Stock of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of Surviving Corporation Common Stock will be when issued to STC's stockholders pursuant to the Merger or the price at which the shares of Surviving Corporation Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that STC's Board of Directors has considered or may be considering, nor does it address the decision of STC's Board of Directors to proceed with the Merger.

  In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Merger.

  We are acting as financial advisor to STC in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, STC has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, we may trade in Epitope's or Surviving Corporation's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Epitope's securities or Surviving Corporation's securities.

  Our opinion expressed herein is provided for the information of the Board of Directors of STC in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of STC or Epitope as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

  Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to STC and the Holders of STC Common Stock from a financial point of view.

                                          Very truly yours,

                                          FLEETBoston Robertson Stephens Inc.

                                          /s/ FLEETBoston Robertson Stephens
                                          Inc.
                                          -------------------------------------

                                                                         ANNEX D

                        Delaware General Corporation Law
                           (S) 262. Appraisal Rights

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or (S) 264
of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware General Corporation Law

  Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

  Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection therewith.

  Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

  Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

  Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of Section 145.

  Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Certificate of Incorporation and Bylaws, and Indemnification Agreements

  The Certificate of Incorporation limits the liability of directors of the Registrant to the Registrant or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of a director's fiduciary duty as a director, except for liability for breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or for any transaction in which a director has derived an improper personal benefit.

  The Registrant's Bylaws require the Registrant to indemnify any person who is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, or is serving as a director, officer, employee or agent of another enterprise at the Registrant's request. Indemnification is not, however, permitted under the Bylaws unless the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the Registrant's best interests and, with respect to any criminal action or proceeding, that such person had no reasonable cause to believe such person's conduct was unlawful. The Registrant's Bylaws further provide that the Registrant shall not indemnify any person for any liabilities or expenses incurred by such person in connection with an action, suit or proceeding by or in the right of the Registrant in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless and only to the extent that the court in which the action, suit or proceeding is brought determines that the person is entitled to indemnity for such expenses. The indemnification provided by the Bylaws is not exclusive of any other rights to which those seeking indemnification may be otherwise entitled.

  The Registrant has entered into indemnification agreements (the "Agreements") with each of the Registrant's directors and officers. The Agreements provide that the Registrant will indemnify the directors and officers against all liabilities and expenses actually and reasonably incurred in connection with any action, suit or proceeding (including an action by or in the right of the Registrant) to which any of them is, was or at any time becomes a party, or is threatened to be made a party, by reason of their status as a director or officer of the Registrant, or by reason of their serving or having served at the request or on behalf of the Registrant as a director, officer, trustee or in any other comparable position of any other enterprise to the fullest extent allowed by law. No indemnity is provided under the Agreements for any amounts for which indemnity is provided by any other indemnification obligation or insurance maintained by the Registrant or another enterprise or otherwise. Nor is indemnity provided to any director or officer on account of conduct which is finally adjudged by a court to have been knowingly fraudulent, deliberately dishonest or a knowing violation of law. In addition, no indemnification is provided if a final court adjudication shall determine that such indemnification is not lawful, or in respect to any suit in which judgment is rendered against any director or officer for an accounting of profits made from a purchase or sale of securities of the Registrant in violation of Section 16(b) of the Securities Exchange Act of 1934 or of any similar law, or on account of any remuneration paid to any director or officer which is adjudicated to have been paid in violation of law.

Insurance

  The Registrant intends to maintain liability insurance for the benefit of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

  (a) The following exhibits are filed herewith or incorporated herein by reference.

     Exhibit
     Number
     -------
      2.1    Agreement and Plan of Merger, dated as of May 6, 2000, by and among Epitope, Inc., the Registrant and STC Technologies, Inc.
             ("Merger Agreement"), including the Epitope Stockholders Agreement and the STC Stockholders Agreement attached as Exhibits A and B thereto and the other exhibits attached thereto (filed as Exhibit
             2 to the Current Report on Form 8-K of Epitope, Inc. dated May 9,
             2000 and incorporated by reference herein)*
      3.1    Certificate of Incorporation of the Registrant*
      3.1.1  Certificate of Amendment to Certificate of Incorporation dated May
             23, 2000*
      3.1.2  Certificate of Designation of Series A Preferred Stock of
             Registrant (filed as Exhibit A to the Rights Agreement, Exhibit
             4.2)
      3.2    Amended and Restated Bylaws of the Registrant****
      4.1    Specimen certificate representing shares of the Registrant's
             $.00001 par value common stock**
      4.2    Rights Agreement dated as of May 6, 2000 between the Registrant and ChaseMellon Shareholder Service, L.L.C., as Rights Agent**
      4.3    Stockholders Agreement among STC Technologies, Inc., Health Care
             Ventures V, L.P., RHO Management Trust II, Hudson Trust and
             Pennsylvania Early Stage Partners, L.P., dated March 30, 1999****
      4.4    Amendment to Stockholders Agreement filed as Exhibit 4.3****
      5.1    Opinion of Stinson, Mag & Fizzell, P.C.*****
      8.1    Opinion of Stinson, Mag & Fizzell, P.C.***
      8.2    Opinion of Pepper Hamilton LLP***
     10.1    Form of Indemnification Agreement (and list of parties to such agreement)****

     Exhibit
     Number
     -------
     10.2    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and Robert D. Thompson**
     10.3    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and Michael J. Gausling**
     10.4    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and William Hinchey**
     10.5    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and Dr. R. Sam Niedbala**
     10.6    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and William D. Block**
     10.7    Form of Employment Agreement dated as of the closing date for the mergers between the Registrant and J. Richard George**
     10.8+   Production Agreement with Koninklinjke Utermohlen, N.V. dated June
             9, 1998****
     10.9+   Research and License Agreement with SRI International and David
             Sarnoff Research Center dated April 26, 1995*****
     10.10   First Amendment to Research and License Agreement dated September
             1, 1995****
     10.11   Commercial Lease between Northampton County New Jobs Corp. as
             Landlord and STC Technologies, Inc. as Tenant dated April 30,
             1999**
     23.1    Consent of PricewaterhouseCoopers LLP****
     23.2    Consent of Arthur Andersen LLP****
     23.3    Consent of Stinson, Mag & Fizzell, P.C. (included in Exhibits 5.1 and 8.1)
     23.4    Consent of Pepper Hamilton LLP (included in Exhibit 8.2)
     24.1    Powers of Attorney (included on signature page to this
             registration statement)
     99.1    Consent of Deutsche Bank Securities Inc.***
     99.2    Consent of FleetBoston Robertson Stephens Inc.**
     99.3    Form of Proxy of Epitope, Inc.****
     99.4    Form of Proxy of STC Technologies, Inc.****

    --------
        *Previously filed with the Registration Statement.
       **Previously filed with Amendment No. 1 to the Registration
        Statement.
      ***Previously filed with Amendment No. 2 to the Registration
        Statement.
     ****Previously filed with Amendment No. 3 to the Registration
        Statement.

    *****Previously filed with Amendment No. 4 to the Registration
        Statement.
        +Portions of this exhibit were omitted and filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment.

  (b) Financial statement schedules have been omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

Item 22. Undertakings

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (6) That, every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (section 230.415 of this chapter), will be filed as part of an amendment of the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beaverton, State of Oregon, on August 31, 2000.

                                          Orasure Technologies, Inc.

                                                 /s/ Robert D. Thompson
                                          By: _________________________________
                                                     Robert D. Thompson,
                                                          President

  Know all men by these presents, that we, the undersigned directors of OraSure Technologies, Inc., hereby severally constitute Robert D. Thompson and Charles
E. Bergeron, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments to said registration statement, and generally to do all such things in our names and in our capacities as directors to enable OraSure Technologies, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----


     /s/ Robert D. Thompson          President, Chief Executive     August 31, 2000
____________________________________  Officer and Director
         Robert D. Thompson           (Principal Executive
          Attorney-in-fact            Officer)

                 *                   Vice President and Chief       August 31, 2000
____________________________________  Financial Officer
        Charles E. Bergeron           (Principal Financial
                                      Officer and Principal
                                      Accounting Officer)

                 *                   Director                       August 31, 2000
____________________________________
        W. Charles Armstrong

                 *                   Director                       August 31, 2000
____________________________________
        Andrew S. Goldstein

                 *                   Director                       August 31, 2000
    ________________________________
         Frank G. Hausmann

                 *                   Director                       August 31, 2000
____________________________________
         Margaret H. Jordan

                 *                   Director                       August 31, 2000
____________________________________
         Michael J. Paxton

                 *                   Director                       August 31, 2000
____________________________________
          Roger L. Pringle

                 *                   Director                       August 31, 2000
____________________________________
        G. Patrick Sheaffer

                 *                   Director                       August 31, 2000
____________________________________
         Robert J. Zollars

--------
*  Signed by Robert D. Thompson, Attorney-in-fact